As filed with the Securities and Exchange Commission on September 24, 2013

Registration Statement No. 333-191221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QIWI plc

(Exact name of registrant as specified in its charter)

Cyprus	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

Telephone: +357-22-653390

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

Tel: +1-212-750-6474

(Name and address, including zip code, and telephone number, including area code, of agent for service)

    Copies to:

Pranav L. Trivedi Michael Zeidel Skadden, Arps, Slate, Meagher and Flom (UK) LLP 40 Bank Street London E14 5DS Telephone: +44 20 7519 7000 Facsimile: +44 20 7519 7070	Joshua G. Kiernan Colin J. Diamond White & Case LLP 5 Old Broad Street London EC2N 1DW Telephone: +44 20 7532 1000 Facsimile: +44 20 7532 1001	Darina Lozovsky White & Case LLC 4 Romanov Pereulok 125009 Moscow Telephone: +7 495 787 3000 Facsimile: +7 495 787 3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class B shares of €0.0005 par value per share(3)	9,427,546	$32.395	$305,405,824	$41,658(4)

(1)	Includes 1,229,680 class B shares represented by 1,229,680 American depositary shares (“ADSs”) that may be sold upon exercise of an over-allotment option to be granted to the underwriters.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. In accordance with Rule 457(c) of the Securities Act, the price shown is the average of the high and low selling prices of the ADSs on September 20, 2013 as reported on the Nasdaq Global Select Market.
(3)	ADSs issuable upon deposit of class B shares registered hereby are registered under a separate registration statement on Form F-6 (Registration No. 333-188006). Each ADS represents one class B share.
(4)	The Issuer previously paid filing fees of $42,943 in connection with this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2013

8,197,866 American Depositary Shares

Representing 8,197,866 Class B Shares

This is an offering of American depositary shares, or ADSs. Each ADS represents one class B share of QIWI plc and is evidenced by American depositary receipts, or ADRs. The selling shareholders identified in this prospectus are offering 8,197,866 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders.

Our ADSs are listed on the Nasdaq Global Select Market, or Nasdaq, and are admitted to trading on Closed Joint Stock Company “MICEX Stock Exchange,” or MICEX, under the symbol “QIWI.” On September 23, 2013, the last sale price of our ADSs as reported on Nasdaq was U.S.$32.98 per ADS. Prior to this offering, our ADSs have not traded on MICEX.

We are an “emerging growth company” as defined under Section 2(a) of the Securities Act of 1933.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to the Selling Shareholders
Per ADS	U.S.$	U.S.$	U.S.$
Total	U.S.$	U.S.$	U.S.$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have an option to purchase up to an additional 1,229,680 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2013.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

VTB Capital

William Blair	Aton Group

Prospectus dated                     , 2013

Neither we, nor the selling shareholders nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, nor the selling shareholders nor the underwriters (nor any of our or their respective affiliates) are making an offer to sell the ADSs or the underlying class B shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs or the underlying class B shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Neither we, nor the selling shareholders nor any of the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States (other than in connection with the offering of the ADSs in the Russian Federation and the admission to trading of the ADSs on MICEX). This prospectus will be translated into Russian for public disclosure in the Russian Federation to comply with applicable information disclosure obligations established by Russian law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

We present our consolidated financial statements in Russian rubles. All references in this prospectus to “rubles” or “RUB” are to Russian rubles unless otherwise noted. Solely for convenience and unless otherwise indicated, certain Russian ruble amounts have been translated into U.S. dollars at a rate of RUB 32.7090 to U.S.$1.00, the official exchange rate quoted as of June 30, 2013 by the Central Bank of Russia, or the CBR. Such U.S. dollar amounts are not necessarily indicative of the amount of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated and have been provided solely for the convenience of the reader.

This prospectus includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Forecasts and other metrics included in this prospectus to describe our industry are inherently uncertain and speculative in nature, and actual results for any period may materially differ. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding whether to invest in our ADSs, you should carefully read this entire prospectus, especially the risks of investing in our ADSs discussed under the heading “Risk Factors.” In this prospectus, the terms “Qiwi”, “we”, “us”, “our” and “company” refer to QIWI plc and, unless the context requires otherwise, its subsidiaries.

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using our network at least once a month. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. Our extensive network of interactive Qiwi kiosks also enables us to provide advertising services, and the billions of transactions we process annually allow us to collect and analyze valuable data, which we monetize by providing value added services. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. For example, according to a report from Edgar, Dunn & Company, Russia remains a cash-dominated society for retail consumer payments with approximately 94% of the value of payments exchanged in cash in 2011, while the penetration of electronic payment services, such as credit and debit cards and point of sale terminals, significantly lags behind more developed economies. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of kiosks and terminals, virtual wallets and payment services that enable consumers to deposit cash, convert it into a digital form and remit the funds to a virtual wallet, a variety of Visa-branded prepaid cards or any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi brand. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute most transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as a bank account, credit card, direct payroll deposit or money transfer, that can be used to make payments and purchases at any time. Our services also allow over 54,000 merchants in Russia and other markets, including leading mobile network operators, or MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 8,400 agents who are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and setting the fee rates paid by consumers. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, our brand is very well-known and our kiosks and terminals provide unique physical access for approximately 160 million consumers. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. While at an early stage, we have also begun to expand our operations into Belarus, Brazil, Jordan, Moldova, Romania and the United States.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network, along with the proprietary nature of our technology platform, differentiate us from our competitors and allow us to effectively manage and update our services and realize significant operating leverage with growth in volumes.

Our Revenue Model

We have two principal operating segments: Qiwi Distribution, which primarily generates revenue from our payment systems offered through our kiosks and terminals, and Visa Qiwi Wallet, which generates revenue from payments processed through virtual electronic accounts and bank prepaid products, including our prepaid card business. Our primary source of revenue in each of these segments is fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, based on a percentage of the value of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees, and to payment processing fees that are paid by our consumers and transmitted to us by our agents (in case of Qiwi Distribution) or paid by our consumers directly to us (in case of Visa Qiwi Wallet) as consumer fees. We typically pass on a portion of the merchant fees to our agents. We generate additional revenue from advertising and other high margin non-payment services.

For the years ended December 31, 2010, 2011 and 2012, our revenue was RUB 6,158 million, RUB 8,158 million and RUB 8,911 million, respectively, and for the six months ended June 30, 2012 and 2013, our revenue was RUB 4,027 million and RUB 5,412 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our adjusted net revenue was RUB 2,799 million, RUB 3,254 million and RUB 4,169 million, respectively, and for the six months ended June 30, 2012 and 2013, our adjusted net revenue was RUB 1,822 million and RUB 2,845 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our net profit from continuing operations was RUB 617 million, RUB 586 million and RUB 1,048 million, respectively, and for the six months ended June 30, 2012 and 2013, our net profit from continuing operations was RUB 428 million and RUB 807 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our adjusted net profit was RUB 768 million, RUB 721 million and RUB 1,306 million, respectively, and for the six months ended June 30, 2012 and 2013, our adjusted net profit was RUB 493 million and RUB 1,002 million, respectively. See “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue and net profit, respectively.

Our Services

Our Qiwi Distribution segment comprises approximately 122,000 kiosks and 47,000 terminals that we operate through a proprietary payment processing platform. In cash-dominated economies with significant under-penetration of banking and online payment services, our platform serves as a link between merchants and consumers. Each of our kiosks is effectively a retail outlet that offers products and services from merchants and allows consumers to use cash, or a Visa Qiwi Wallet account, to make online purchases and payments. For example, to make a payment through a kiosk, a consumer selects a particular merchant on the kiosk screen, inserts money into a cash acceptor or enters credentials to access funds in his or her Visa Qiwi Wallet, and confirms that he or she wishes to complete the transaction. Our kiosk software then sends an instruction to our processing system to transmit a corresponding amount to the merchant and confirms that payment has been made. According to Edgar, Dunn & Company, as of November 1, 2012, Qiwi Distribution had the largest number of kiosks in Russia based on the total number of kiosks in the market excluding ATMs.

Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia that allows accountholders to pay for the products and services of over 54,000 merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in the online and mobile environment. With Visa Qiwi Wallet, consumers can create an online account, or a virtual wallet, in which they can store money deposited from cash or funded from a variety of other sources such as a bank account, credit or debit card, direct payroll deposit or money transfer, that can be used to make payments, purchases and peer-to-peer transfers. Currently, any Visa Qiwi Wallet account can be linked to a Visa prepaid card allowing the accountholder to make purchases at any merchant that accepts Visa worldwide. According to Edgar, Dunn & Company, Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia based on the number of active accounts in 2011. Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Throughout this prospectus, we refer to our online and mobile payment processing and money transfer business as Qiwi Wallet for historical information prior to November 2012, and as Visa Qiwi Wallet for information following November 2012.

Competitive Strengths

We believe that our combination of a proprietary network and integrated technology platform, a comprehensive suite of differentiated products and services, extensive retail distribution capabilities and a leading brand identity help differentiate us from our competitors and create significant barriers to entry. Our strengths include:

•

Market Leadership in Next-Generation Payment Services. We are a pioneer in the large and fast-growing market for next-generation payment services and hold a leading market position in Russia and Kazakhstan, which we have established through our broad retail distribution, large agent and customer base and significant payment volume processed.

•

Comprehensive Suite of Differentiated Payment Services. We enable our users to make payments to a large and diversified group of over 54,000 merchants in multiple environments. The breadth of our payment services provides significant convenience to our consumers and utility to our merchants.

•

Advanced, Proprietary Technology Platform. We have designed and built an advanced, proprietary technology platform that is versatile and highly scalable, which enables us to connect consumers and merchants seamlessly across our network and provide differentiated capabilities, such as cloud based push payments and targeted marketing services.

•

Integrated Physical and Virtual Payment Capabilities. Our large network of over 169,000 kiosks and terminals, and over 14 million virtual wallets and mobile devices, allows us to seamlessly provide complementary payment services in both physical and virtual environments, allowing consumers to pay for goods and services across brick and mortar or online environments interchangeably.

•

Agent Model and Diverse Distribution Channels. We have built our extensive physical distribution using a proprietary agent model and a virtual network through online channels; the combination of these integrated physical and virtual distribution capabilities is difficult to replicate and represents a significant competitive advantage and barrier to entry for potential competitors.

•

Powerful Media and Targeted Marketing Services. We are an innovator in using our kiosks and virtual wallet as a powerful advertising medium and a rich source of user transaction data that are valuable to merchants looking to increase loyalty and influence buying decisions at customer touch points.

•

Strong Compliance and Security Infrastructure. We have built a strong regulatory compliance and security infrastructure that enables us to adapt to legislative and regulatory changes in the emerging markets that we operate in, and is trusted by our consumers, merchants, agents and partners.

Our Growth Strategies

We plan to grow our business by continuing to execute on the following key strategies:

•

Increasing the Number of Network Participants. We intend to grow our business by expanding the number of participants in our network and increasing the utilization of our payment services. We intend to do this by enhancing the value of our core payment services, adding new payment services, adding new merchants and introducing new value added services.

•

Leverage Scale in Physical Distribution to Expand Adoption and Use of Virtual Services. We intend to leverage our large, active base of consumers that use our kiosks and terminals to drive the adoption and usage of our other payment offerings, such as our virtual Visa Qiwi Wallet and companion Visa prepaid cards.

•

Expand Portfolio of Higher Yielding Products and Services. We intend to leverage our existing infrastructure to introduce new, value added, high-margin products and services to address evolving customer demands, to provide cross-selling opportunities and to expand existing value added services, such as targeted marketing and remote banking.

•

Enter into New Geographies. We plan to expand our operations into other countries by investing directly in markets where we can leverage our operational experience, franchising our operations, or licensing our technology to selected payment service providers and networks.

•

Transition Visa Qiwi Wallet to Multi-Bank Open Model in Russia and Expand Internationally. We intend to make Visa Qiwi Wallet a global online and mobile payment processing and money transfer system through which any Visa member bank will be able to offer a Visa Qiwi Wallet account to its customers.

Recent Developments

Since our initial public offering in May, we have undergone a number of important changes in management, including:

•

the appointment, in July 2013 and August 2013, respectively, of two additional independent directors, Mr. Dmitry Pleskonos and Mr. Nilesh Lakhani, to our board of directors. Mr. Pleskonos replaced Mr. Israelian as a member of the audit committee;

•	the appointment in July 2013 of Mr. Alexander Karavaev, our former chief operating officer, as our chief financial officer;

•	the appointment in June 2013 of Anna Stoklitskaya as the Managing Director of Visa Qiwi Wallet; and

•	the appointment in August 2013 of Andrey Popkov, the former head of Qiwi International Payment Systems, as our chief compliance officer.

For more information, see “Management”.

Risk Factors

Investing in our ADSs involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ADSs. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ADSs would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	The payment services industry is highly competitive, and we have a number of competitors that are larger and have greater financial resources;

•

We have experienced a decline in our average net revenue yield and our continued growth will depend on being able to continue to increase our payment volume and to introduce new fees and value added services.

•	We derive a substantial portion of our revenues from a few large merchants, in particular Russia’s three biggest mobile network operators;

•	We do not control the rates of the fees levied by our agents on consumers;

•

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future;

•	If consumer confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected;

•	A decline in the use of cash as a means of payment may result in a decline in the use of our kiosks and terminals;

•	We may not be able to expand into new geographical markets, which could limit our ability to grow and increase our profitability;

•	We are subject to extensive government regulation; and

•	We are subject to economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

In addition, we expect to face risks and uncertainties related to our corporate structure and doing business in Russia and other emerging markets, including:

•

As a result of our dual share capital structure, combined with the concentration of voting power, our class A shareholders, including our founding shareholders as well as Palmway Holdings Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., are able to exert control over us which may limit your ability to influence corporate matters;

•	You will have limited rights in relation to the appointment of our directors, including our independent directors;

•	The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws;

•

Some of our corporate actions require either a simple majority or a 75% shareholder vote, and one of our founding shareholders, Saldivar Investments Limited, alone controls in excess of 25% of the voting power of our company and together with other founding shareholders controls in excess of 50% of the voting power of our company;

•	Our class A shareholders may have interests and positions that could present potential conflicts with our interests;

•	Emerging markets, such as Russia and Kazakhstan, are subject to greater risks than more developed markets, including significant legal, economic and political risks;

•	Political and governmental instability could adversely affect the value of investments in Russia; and

•

The reversal of reform policies or the implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally.

Implications of Being an Emerging Growth Company

As a company with less than U.S.$1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have irrevocably elected not to avail ourselves of this exemption. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.0 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering, which occurred on May 8, 2013; (3) the date on which we have, during the previous 3-year period, issued more than U.S.$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

Our Principal Shareholders

Following the completion of this offering, our officers and directors will beneficially own in the aggregate 70.5% of our class A shares and 0.6% of our class B shares (including options that have already vested) and 65.8% of the voting power of our issued share capital. In addition, our shareholders, Mail.ru Group Ltd., or Mail.ru, and Mitsui & Co. Ltd., or Mitsui, will beneficially own, respectively, 18.9% and 7.4% of our class A shares and 17.6% and 6.9% of the voting power of our issued share capital. See “Principal and Selling Shareholders” for information regarding beneficial share ownership and voting power of each of our shareholders.

Corporate Information

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for CJSC Unified Instant Payments System, or OSMP, which was established in 2004. In 2007, we acquired, among other entities, CJSC e-port and LLC Qiwi Wallet (now QIWI International Processing Services (QIPS) LLC) in exchange for newly issued shares, which represented 35% of our outstanding share capital following the acquisitions. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon converting to a public limited company on February 25, 2013.

Our primary subsidiaries are CJSC Qiwi Bank, or Qiwi Bank, QIPS LLC and OSMP. We acquired Qiwi Bank in September from a group of our shareholders. QIPS LLC was incorporated in Russia in December 2006, and OSMP was incorporated in Russia in January 2004. Qiwi Bank and QIPS LLC are the primary operating subsidiaries for our Visa Qiwi Wallet business. OSMP is the primary operating subsidiary for our Qiwi Distribution business.

Our principal executive offices are located at Varshavskoe Highway 125, Building 18A, Moscow, 117587, the Russian Federation. Our telephone number at this address is +7 (495) 783 59 59. From October 1, 2013, our lease agreement in relation to these premises terminates, and we will move into new office premises at Severnoe Chertanovo Microdistrict, 1. Our telephone number will remain the same. Our registered office in Cyprus is located at 12-14 Kennedy Ave., Kennedy Business Centre, 2nd Floor, Office 203, 1087, Nicosia, Cyprus. Our telephone number at this address is +357-22-653390. We also have offices in several major cities in Russia and Kazakhstan. Our agent for service of process is Law Debenture Corporate Services Inc.

THE OFFERING

ADSs offered by the selling shareholders	8,197,866 ADSs.

ADSs offered by us	We are not selling any ADSs in this offering.

The ADSs	Each ADS represents one class B share. The depositary will hold the class B shares underlying your ADSs and you will have rights as provided in the deposit agreement. You may turn in your ADSs to the depositary in exchange for class B shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	21,671,674 ADSs

Ordinary shares outstanding immediately after this offering	52,097,500 ordinary shares comprising (i) 30,328,326 class A shares, and (ii) 21,769,174 class B shares.

Over-allotment option	The selling shareholders have granted the underwriters the right to purchase up to an additional 1,229,680 ADSs within 30 days from the date of this prospectus.

Ordinary shares	Holders of class A shares and class B shares have the same rights, including dividend rights, except for voting and conversion rights. In respect of matters requiring shareholder approval, each class B share is entitled to one vote and each class A share is entitled to ten votes. Each class A share is convertible into one class B share at any time by the holder thereof. Class B shares are not convertible into class A shares under any circumstance. Class A shares will automatically convert into the same number of class B shares under certain circumstances including when the aggregate number of class A shares constitutes less than 10% of the aggregate number of class A and class B shares outstanding. For a description of class A shares and class B shares, see “Description of Share Capital.”

Depositary	The Bank of New York Mellon

Use of proceeds	The selling shareholders will receive all of the net proceeds from the sale of the ADSs offered hereby.

Dividend policy

We have historically paid dividends and, while we have not adopted a formal dividend policy, we currently expect that we will continue to do so from time to time in the future. Any future determination regarding the payment of a dividend will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our future growth initiatives and strategic plans, including possible acquisitions, restrictions imposed by our financing arrangements, tax considerations and other relevant factors. If we declare dividends on our ordinary shares, the depositary will pay you the cash dividend and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

Listing	Our ADSs are listed on the Nasdaq Global Select Market and are admitted to trading on MICEX under the symbol “QIWI”. Although our ADSs have been admitted to trading on MICEX since May 20, 2013, prior to this offering, our ADSs have not traded on MICEX. This offering includes an offering to investors in the Russian Federation of our ADSs, which will be immediately available for trading on MICEX.

Lock-up	We and each of the selling shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 90 days after the date of this prospectus. See “Underwriting.”

We base the number of class A and class B shares outstanding after this offering on 38,526,192 class A shares and 13,571,308 class B shares outstanding as of September 24, 2013 and 8,197,866 class A shares to be converted to 8,197,866 class B shares at or around the pricing date, excluding 3,542,500 class B shares reserved for future issuance under our employee stock option plan.

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional ADSs from the selling shareholders.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial and other data. You should read the following summary consolidated financial and other data together with the information in “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as published by the International Accounting Standards Board, or the IASB.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013. These translations are solely for convenience of the reader and were calculated at the rate of RUB 32.7090 per U.S.$1.00, which equals to the official exchange rate quoted by the CBR on June 30, 2013.

The summary consolidated financial data as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for those periods, which are included in this prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2012 and 2013 have been derived from our unaudited interim condensed consolidated financial statements for those periods, which are included in this prospectus. Historical results are not necessarily indicative of results that may be expected for future periods.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	6,158	8,158	8,911	272	4,027	5,412	165
Cost of revenue	(3,751)	(5,573)	(5,454)	(167)	(2,574)	(3,003)	(92)
Selling, general and administrative expenses	(1,420)	(1,543)	(1,838)	(56)	(767)	(1,144)	(35)
Depreciation and amortization	(171)	(141)	(129)	(4)	(73)	(53)	(1)
Impairment of intangible assets	–	–	(4)	–	–	–	–
Profit from operations	816	901	1,486	45	613	1,212	37
Gain on bargain purchase	–	15	–		–	–	–
Impairment of investment in associates	–	–	–	–	–	(22)	(1)
Gain/(loss) from disposal of subsidiaries	7	7	(1)	–	–	–	–
Change in fair value of derivative financial assets	9	–	–	–	–	–	–
Other income	21	10	17	1	4	14	–
Other expenses	(34)	(73)	(29)	(1)	(28)	(6)	–
Foreign exchange (loss) gain, net	–	(12)	(21)	(1)	7	7	–
Share of loss of associates	–	(23)	(13)	–	(7)	(79)	(2)
Interest income	5	6	26	1	13	9	–
Interest expense	(3)	(4)	(9)	–	(3)	(12)	–
Profit before tax from continuing operations	821	827	1,456	45	599	1,123	34
Income tax expense	(204)	(241)	(408)	(13)	(171)	(316)	(9)
Net profit from continuing operations	617	586	1,048	32	428	807	25
Gain (loss) from discontinued operations	138	(156)	(240)	(7)	(286)	–	–
Net profit	755	430	808	25	142	807	25
Attributable to:
Equity holders of the parent	693	520	910	28	216	825	26
Non-controlling interests	62	(90)	(102)	(3)	(74)	(18)	(1)
Weighted average number of shares
Basic	52	52	52	n/a	52	52	n/a
Diluted	52	52	52	n/a	52	52	n/a
Earnings per share
Basic	13.33	10.00	17.50	0.54	4.16	15.87	0.49
Diluted	13.17	10.00	17.50	0.54	4.16	15.85	0.48
Dividends declared per share
RUB	7.19	8.01	16.67	n/a	4.17	14.91	n/a
U.S.$	0.22	0.24	0.51	n/a	0.13	0.46	n/a

	As of December 31,			As of June 30,
	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	6,892	8,810	9,943	5,418	166
Total current assets	10,410	12,112	15,607	10,329	316
Total assets	13,516	15,306	18,709	13,463	412
Total equity	2,348	2,355	2,499	2,644	81
Total debt	67	190	65	88	3
Total liabilities	11,168	12,951	16,210	10,819	331
Total equity and liabilities	13,516	15,306	18,709	13,463	412

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Segment net revenue–Qiwi Distribution(1)	2,476	2,494	2,845	87	1,261	1,540	47
Segment net revenue–Qiwi Wallet(1)	296	690	1,241	38	502	1,260	39
Other(1)(2)	27	70	83	2	59	45	1

Adjusted net revenue(3)	2,799	3,254	4,169	127	1,822	2,845	87

Adjusted EBITDA(3)	1,067	1,183	1,851	57	743	1,451	44
Adjusted net profit(3)	768	721	1,306	40	493	1,002	31

Qiwi Distribution
Active kiosks and terminals (units)(4)	158,867	170,384	169,102	n/a	169,328	169,481	n/a
Payment volume	360,683	408,254	464,806	14,210	214,145	241,356	7,379
Average net revenue yield(5)	0.69%	0.61%	0.61%	n/a	0.59%	0.64%	n/a

Qiwi Wallet
Active Qiwi Wallet accounts (at period end, in millions)(6)	6.0	8.1	11.4	n/a	9.2	14.1	n/a
Payment volume	26,669	65,409	151,508	4,632	58,593	112,482	3,439
Average volume per Qiwi Wallet account(7)	4,460	8,028	13,260	405	6,369	7,977	244
Average net revenue yield(5)	1.11%	1.05%	0.82%	n/a	0.86%	1.12%	n/a

(1)	See note 9 of our annual consolidated financial statements and note 6 of our unaudited interim condensed consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(6)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(7)	Average volume per Qiwi Wallet account is defined as total payment volumes in our Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Non-IFRS Financial Measures

We present adjusted net revenue, adjusted EBITDA and adjusted net profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of adjusted net revenue, or net profit, in the case of adjusted EBITDA and adjusted net profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represent an important portion of our operating costs and affect liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Revenue	6,158	8,158	8,911	272	4,027	5,412	165
Minus: Cost of revenue (exclusive of depreciation and amortization)	(3,751)	(5,573)	(5,454)	(167)	(2,574)	(3,003)	(92)
Plus: Payroll and related taxes	392	669	712	22	369	436	14
Adjusted net revenue	2,799	3,254	4,169	127	1,822	2,845	87

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations and gain from bargain purchase. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income and impairment of investment in associates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses), and certain one-time expenses (affecting offering expenses). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of associates and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of discontinued operations that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and adjusted net income in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not include gains and losses from discontinued operations.

The following table reconciles adjusted EBITDA to net profit.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net Profit	755	430	808	25	142	807	25
plus:
Depreciation and amortization	171	141	129	4	73	53	1
Gain on bargain purchase	–	(15)	–	–	–	–	–
Impairment of investment in associates	–	–	–	–	–	22	1
Gains on disposals	(7)	(7)	1	–	–	–	–
Other income	(21)	(10)	(17)	(1)	(4)	(14)	–
Other expenses	34	73	29	1	28	6	–
Change in fair value of derivative financial instruments	(9)	–	–	–	–	–	–
Foreign exchange loss (gain), net	–	12	21	1	(7)	(7)	–
Share of loss of associates	–	23	13	–	7	79	2
Interest income	(5)	(6)	(26)	(1)	(13)	(9)	–
Interest expenses	3	4	9	–	3	12	–
Income tax expenses	204	241	408	13	171	316	9
Corporate costs allocated to discontinued operations	80	141	61	2	57	–	–
Offering expenses	–	–	109	4	–	70	2
Share-based payments expenses	–	–	66	2	–	116	4
(Gain)/loss from discontinued operations	(138)	156	240	7	286	–	–
Adjusted EBITDA	1,067	1,183	1,851	57	743	1,451	44

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net profit	755	430	808	25	142	807	25
(Gain)/loss from discontinued operations	(138)	156	240	7	286	–	–
Corporate costs allocated to discontinued operations	80	141	61	2	57	–	–
Amortization of fair value adjustments	118	51	42	1	24	11	–
Gain on bargain purchase	–	(15)	–	–	–	–	–
Gains on disposals	(7)	(7)	1	–	–	–	–
Offering expenses	–	–	109	4	–	70	2
Share-based payments expenses	–	–	66	2	–	116	4
Effect of deferred taxation of the above items	(40)	(35)	(21)	(1)	(16)	(2)	–
Adjusted net profit	768	721	1,306	40	493	1,002	31

RISK FACTORS

Investing in the ADSs offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making a decision whether to invest in the ADSs. If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition. In this event, the market price of the ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

The payment services industry is highly competitive, and we have a number of competitors that are larger and have greater financial resources.

The payment services industry is highly competitive, and our continued growth depends on our ability to compete effectively. In the countries in which we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers (such as retailers and MNOs), traditional kiosk and terminal operators and electronic payment system operators, as well as other companies which provide various forms of payment services, including electronic payment and payment processing services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, hours of operation, reliability and price. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

In Russia, we face significant competition from major retail banks for our services, including those provided by both our Qiwi Distribution and Visa Qiwi Wallet businesses. Our primary competitors include Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking systems and large retail networks. Some retail banks are currently developing their own networks of kiosks and terminals and various electronic payment products. Sberbank, for example, has stated that its strategic goals include the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking, and has recently acquired a majority stake in Yandex.Money, a major electronic payment system operator in Russia, to further develop its online payment services capabilities. Sberbank has access to significant financial resources and an extensive nationwide network of branches that can serve as a platform for the expansion of its kiosk business. Sberbank is the largest processor of utility bill payments, which constitute a very significant portion of overall consumer spending in our industry. These factors may give Sberbank a substantial competitive advantage over us if it pursues its strategy of establishing a broad kiosk network, internet banking and mobile banking businesses.

Our competitors also include the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our Qiwi Distribution network. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. If any of our competitors with a broad network of branches, including Sberbank, Alfa-Bank or Russian Post, were to establish or actively pursue a kiosk and terminal business, we would lose many of our consumers and the margins in our Qiwi Distribution business could be harmed. We also face competition from non-traditional payment service providers that have substantial financial resources, such as major telecommunication and media devices retailers, including Euroset and Svyaznoy, as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS. We also compete against some directly comparable businesses, such as traditional kiosk and terminal operators, including OJSC Cyberplat, and OJSC Elecsnet, and electronic payment system operators (primarily Yandex.Money and WebMoney). Sberbank’s recent acquisition of a majority interest in Yandex.Money may provide substantial benefits for both parties and increase their combined market share. New competitors may penetrate the Russian electronic payment market as well, including established international players such as PayPal, Western Union and Moneygram. In May 2013, it was reported that PayPal obtained a Non-Banking

Credit Institution license from the CBR in order to conduct business in Russia, and in August 2013, it was reported that PayPal will enable its customers to effect transactions in Russian rubles beginning in September 2013. Additionally, some of our competitors are currently our major merchants (the Big Three MNOs) or our agents (for example, Svyaznoy), and are responsible for a substantial amount of our business. If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

We have experienced a decline in our average net revenue yield and our continued growth will depend on being able to continue to increase our payment volume and to introduce new fees and value added services.

One of the key measures we use to assess our financial performance is our average net revenue yield, which we calculate by dividing segment net revenue by the total size, or payment volume, of the transactions we process on a per segment basis. Our average net revenue yield declined in our Qiwi Wallet operating segment and in our Qiwi Distribution operating segment over the three-year period ended December 31, 2012. The decline in our average net revenue yields was driven by a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs, who have been seeking to reduce costs. Additionally, in our Qiwi Wallet segment, the decline in average net revenue yield over the three-year period ended December 31, 2012 was driven by an increase in the costs that we bear when Qiwi Wallet consumers reload their wallets. In response to the decline in merchant fees we introduced consumer fees that are collected by our agents. The shift from merchant-paid processing fees to consumer-paid processing fees, however, presents us with a number of challenges. Since consumers, and not merchants, increasingly bear additional cost of using our network, we must continue to ensure that our payment processing system provides a more convenient and attractive option than alternative systems that may not require payment by the consumer of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as peer-to-peer transfers within Visa Qiwi Wallet. Despite our efforts, consumers may still choose to use other payment systems, even if those systems do not offer the convenience that we do, because they charge lower fees. In addition, because agents are able to switch between different payment processing systems, we may face additional pressure to reduce the fees we receive from consumers due to increased competition from other payment service providers. We may not be able to continue to offset the decline in merchant fees or maintain current levels of profitability by introducing new consumer fees or increasing existing fees. As a result, in order to continue to stabilize our average net revenue yield and drive our profitability, we must increase our payment volume at a rate faster than the decline in average net payment processing fees. Our ability to maintain and grow our profitability also depends in part on the development and enhancement of our services offering through the addition of new value added services, which we view as another means to offset the decline in merchant fees. We cannot assure you that we will be able to increase our payment volumes or that any value added services we introduce will be profitable. Continued decline in our average net revenue yield as a result of these or other factors would cause our financial condition and results of operations to deteriorate.

We derive a substantial portion of our revenues from a few large merchants, in particular the Big Three MNOs.

The Big Three MNOs, MegaFon, VimpelCom and MTS, represent a significant portion of our merchant base, together accounting for 19% of our revenue for the year ended December 31, 2012 and for 10% of our revenue for the six months ended June 30, 2013, and historically accounting for a higher percentage. Our operating results will continue to depend on the Big Three MNOs’ continued use of our services for the foreseeable future. While we believe that we have generally enjoyed good commercial relations with each of these companies, there can be no assurance that the Big Three MNOs will renew their contracts with us on terms as favorable as those we currently have. In addition, the Big Three MNOs may seek to reduce costs by decreasing their dependence on us as a payment acceptance channel and to drive their consumers to other channels that may offer more competitive pricing terms or increased convenience. In particular, the Big Three MNOs promote post-payment tariff plans and payments through automatic withdrawal of funds from a consumer’s bank account when the mobile phone account needs to be reloaded. They are also actively developing their own alternative payment methods, such as mobile banking and acceptance of payments through their retail networks. As a result of increased bargaining power due to these factors, the Big Three MNOs have been able to negotiate the reduction, and in some cases virtual elimination, of the merchant fees that they pay us, which has resulted in us moving to a consumer fee and value added services driven revenue model. All of these factors could contribute to a deterioration in, or termination of, our relationships with one or all of the Big Three MNOs. If we lose any of our key merchants, including the Big Three MNOs, and are unable to replace this business, or if our current terms of doing business with any of these merchants becomes significantly less favorable, our business, financial condition and results of operations may be materially adversely affected.

We do not control the rates of the fees levied by our agents on consumers.

Our agents pay us an agreed fee using a portion of the fees levied by them on consumers. The fee paid to us by the agent is based on a percentage of the value of each transaction that we process. However, in most cases the amount of fees levied by an agent on a consumer for each particular transaction is determined by such agent at its own discretion. We usually do not cap the amount of such fees or otherwise control it. We believe that the fees set by our agents are market-driven, and that our interests and our agents’ interests are aligned with a view to maintaining fees at a level that would simultaneously result in our agents’ profitability and customer satisfaction. However, we can provide no assurance that our agents will not raise fees to a level that will adversely affect the popularity of our products among consumers. At the same time, if we are forced to cap customer fees to protect the strength of our brand or otherwise, we may lose a significant number of agents, which would reduce the penetration of our Qiwi Distribution network. In limited instances, we have introduced such caps at the request of our merchants. No assurance can be made that this trend will not increase. Material increases in customer fees by our agents or the imposition of caps on the rates of such fees by us could have an adverse effect on the business, financial condition and results of operations.

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.

Our internal controls relating to preparation of our financial statements have not kept pace with the changes in and increasing scope and volume of our business. Our financial reporting function and system of internal controls is less developed in certain respects than those of payment service providers that operate in more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” In connection with their audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related primarily to the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates. This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we developed and implemented a plan that included implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. We also hired an external consultant to advise us on introducing changes to our internal control over financial reporting and to participate in management review of the financial statements and related supporting financial information. In the future, we plan to recruit additional qualified personnel or an external consultant with relevant experience in IFRS accounting, reporting and auditing.

As a result of our efforts we remediated the related material weakness as of December 31, 2012. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2012 and the review of our financial statements for the six months ended June 30, 2013, our independent registered public accounting firm identified a significant deficiency in each case with respect to our financial statement closing process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

If consumer confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected.

Our business is built on consumers’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services. As a consumer business, the strength of our brand and reputation are of paramount importance to us. A number of factors could adversely affect consumer confidence in our brand, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

•	any regulatory action or investigation against us;

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

In addition, we are largely dependent on our agents and franchisees to which we license our products to maintain the reputation of our brand. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular agent or franchisee being attributed to our brand, negatively affecting our overall reputation. Furthermore, negative publicity surrounding any assertion that our agents and/or merchants are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation.

Any event that hurts our brand and reputation among consumers as a reliable payment services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment may result in a decline in the use of our kiosks and terminals and Visa Qiwi Wallet.

Substantially all of our business is in emerging markets, including Russia and Kazakhstan, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. For example, according to Edgar, Dunn & Company, Russia remains a cash dominated society for retail consumer payments with approximately 94% of the value of these payments exchanged in cash in 2011. We believe that consumers making cash payments are more likely to use our kiosks and terminals as well as Visa Qiwi Wallet, which is most commonly reloaded via kiosks and terminals, than where alternative payment methods are available. As a result, we believe that our profitability depends on the use of cash as a means of payment. There can be no assurance that over time, the prevalence of cash payments will not decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking. The shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Our long-term strategy includes entering into new geographical markets and developing our existing operations outside of Russia. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with merchants or to attract agents to invest in new geographical markets to strengthen our international operations. If we fail to enter new markets or countries and to further develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in our running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. In addition, expanding internationally subjects us to a number of risks, including:

•	greater difficulty in managing foreign operations;

•	expenses associated with localizing our products, including offering consumers the ability to transact in major currencies;

•	higher labor costs and problems integrating employees that we hire in different countries into our existing corporate culture;

•	laws and business practices that favor local competitors;

•	multiple and changing laws, tax regimes and government regulations;

•	foreign currency restrictions and exchange rate fluctuations;

•	changes in a specific country’s or region’s political or economic conditions; and

•	differing intellectual property laws.

In addition, our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business. In particular, we are exposed to the risk of being deemed to have permanent establishment in a specific country and transfer pricing risks which could result in additional tax liability.

If we are not able to manage these and multiple other risks associated with global operations successfully, our business, financial condition and results of operations could be materially adversely affected.

We are subject to extensive government regulation.

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, and privacy and data protection laws. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. In particular, there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it. For example, Russian anti-money laundering legislation prescribes mandatory identification of a client for any transaction that exceeds RUB 15,000. We sometimes process payments made by our consumers from their Visa Qiwi Wallet accounts for an aggregate total amount in excess of that threshold. Such payments are processed by our software as several simultaneous transfers, which allows us to effect them without formal identification of the payer and, accordingly, be in technical compliance with applicable laws. There can be no assurance, however, that such practices will not be expressly prohibited in the future. In January 2013, the head of the Russian drug enforcement agency requested that the Central Bank of Russia and the Ministry of Finance introduce legislation that would prescribe mandatory identification of a client for any transaction, including those that do not exceed RUB 15,000. Although this regulation has not yet been introduced or implemented, if it does eventually go into effect, it could affect our ability to process such payments in an efficient manner or increase our costs related to such payments. In addition, there can be no assurance that our subsidiary in Kazakhstan will not be deemed subject to regulation under Kazakh banking laws and law on payments and money transfers and, as a result, required to hold a special banking license and perform required financial monitoring of all the effected transactions. If local authorities in Russia, Kazakhstan or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability in effecting such payments going forward and may increase our cost of doing business.

In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. For instance, if a statutory cap is imposed on the fees that can be charged to the consumers using our kiosks and terminals, it could significantly reduce the margins in our Qiwi Distribution business. In November 2012, a proposal was submitted to the Russian State Duma to cap the amount of such fees at 1% for payments not exceeding RUB 1,000. This proposal has not been officially considered yet, but if it eventually becomes law, our Qiwi Distribution business in Russia could experience a decline in revenue. In addition, there is significant uncertainty regarding future legislation on taxation of electronic payments in most of the countries in which we operate, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose us to increased costs, liability and reputational damage that could have a material adverse effect on our business, financial condition and results of operations.

We are subject to economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

The payment services industry depends heavily on the overall level of consumer spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, a further weakening in the economy could force some of our merchants and/or agents to close or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in future transaction declines. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes in our business and the economy. Changes in economic conditions could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown rapidly in recent years and we need to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, the Russian anti-money laundering laws to which we and Qiwi Bank are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We do not have a fully developed FCPA compliance program and will need to implement such a program, including measures that require our agents to comply with the FCPA.

We have neither an established operating history nor proven management experience in establishing and maintaining, over the long term, the required compliance processes, procedures and controls. Our success requires significant public confidence in our ability to handle large and growing payment volumes and amounts of consumer funds, as well as comply with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm our reputation and significantly diminish use of our products.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, the use of our services could decline, reducing our revenues.

The payment services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects, including, for example, the development of remote banking and loyalty programs. These projects carry risks, such as delays in delivery, performance problems and lack of customer acceptance. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers. In addition, if alternative payment mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar alternative payment mechanisms successfully and on a timely basis, our business and prospects could be adversely affected. Furthermore, we may be unable to recover the costs we have incurred in developing new services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. In order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake large research and development initiatives. In January 2013, we launched Qiwi Venture, an internal department of our company responsible for identifying start-ups which offer innovative solutions complementary to our business and making investments into them, with the threshold for such investments initially set at U.S.$1 million per project and no overall maximum for total investments. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, our business, financial condition and results of operations could be materially adversely affected.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because both of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of both data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers and mobile phone numbers, and we have ultimate liability to our consumers for our failure to protect this data. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. We have not incurred material losses or liabilities as a result of breaches that have happened to date. However, any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of our agreements with Visa Inc., Visa could seek to fine us, suspend us or terminate our registrations.

Under our agreements with Visa, we are required to comply with both the terms of those agreements and the terms of Visa’s International Operating Regulations. If we do not comply with the agreements or these regulations, Visa could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. In addition, under our agreements with Visa, Visa is entitled to terminate the agreements in case of a material breach by us or if it determines the agreements are contrary to its interests. If we are in breach of the agreements or Visa otherwise terminates its agreements with us, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, which could have a material adverse effect on our Visa Qiwi Wallet business and our business as a whole. The termination of our registration, or any changes in the payment network rules that would impair our registration, could prevent us from issuing Visa-branded prepaid cards or operating under the “Visa Qiwi Wallet” brand, thereby reducing the number of transactions made though Visa Qiwi Wallet. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase.

We make available to our consumers a large variety of methods to reload the Visa Qiwi Wallet accounts, including, among others, bank cards, kiosks and terminals, ATMs and mobile payments. The reload methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we pay lower fees for reloading the Visa Qiwi Wallet than on payments made from bank cards. We currently do not attempt to direct consumer preferences towards particular reload methods. If their preferences shift towards reload methods that come at a higher cost to us, the margins of our Visa Qiwi Wallet segment could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Qiwi Bank is subject to supervision and examination by Russian banking regulators and we are working to address a number of deficiencies identified by these regulators.

In September 2010, we acquired Qiwi Bank from certain of our shareholders. Qiwi Bank provides issuing, acquiring and deposit settlement functions within our group. All banks operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit our activities, and may increase our costs of doing business, or require us to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted.

In July 2013, the CBR completed an inspection of Qiwi Bank and discovered a number of deficiencies in its compliance with certain banking regulations in relation to, among other things, the mechanics of its settlements with OSMP as a payment agent (see “Regulation – Regulation of Payment Services – Qiwi Distribution”), reporting requirements, credit risk assessment, prudential ratio calculation and reserve requirements and governance. The CBR also noted that Qiwi Bank’s internal controls did not reflect the nature and scope of the bank’s activities. We are currently in the process of rectifying these deficiencies, of which the CBR has been duly informed, and we do not believe that any of them will result in significant penalties. Nevertheless, we expect that certain penalties will be imposed by the CBR on Qiwi Bank. In addition, in September 2013 we received a request from the CBR to report certain operational data to them on a daily rather than on a monthly basis due to what the CBR sees as a heightened liquidity risk in connection with the sharp increase of balances of accounts and deposits held by individuals with Qiwi Bank. The increase was due to certain of our class A shareholders placing significant funds in accounts with Qiwi Bank. We intend to revert to the CBR with that explanation and with a request to withdraw this reporting requirement. However, no assurance can be given that our request will be granted.

There can be no assurance that similar inspections in the future or increased scrutiny by the CBR will not result in discovery of more significant violations of various banking regulations, or what sanctions the CBR would choose to employ against us if this were to happen. Any breach of applicable regulations could expose us to potential liability, including in extreme instances the revocation of our banking license. Revocation of any of our banking licenses would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. Furthermore, under our individual agreement with Visa and under its regulations, Qiwi Bank represents, among other things, that it is in good standing and has been granted all necessary authorizations from applicable governmental and regulatory authorities to operate a Visa card program. If any of Qiwi Bank’s licenses are revoked or it loses its authorization to operate a Visa card program, Visa could terminate its agreement with us. For these reasons, any breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses would have a material adverse effect on our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could affect attractiveness of our product adversely and, as a result, could have an adverse effect on our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could diminish consumer confidence in, and the attractiveness of, our services. Breaches of our consumers’ privacy and our security systems could have the same effect. We sometimes take measures to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds, which could damage relations with our consumers. These measures heighten the need for prompt and attentive customer service to resolve irregularities and disputes. In addition we have previously received negative media coverage regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with our agents and our merchants do not include exclusivity clauses and may be terminated unilaterally at any time or at short notice.

We normally do not include exclusivity clauses in our agreements with agents or merchants. Accordingly, our merchants and agents do not have any restrictions on dealings with other providers and can switch from our payment processing system to another without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants may be unilaterally terminated by the merchants upon one month’s prior notice. The termination of our contracts with existing agents or merchants or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

Our payment system might be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. In the past there have been news articles on how organized crime groups have used our payment services to transfer money in the course of illegal transactions. In particular, in February 2013 it was reported by the media that the Moscow Arbitration Court upheld a RUB 289 million tax claim against LLC Rusal Folga, a subsidiary of the major Russian aluminum producer Rusal, confirming that in 2008-2009 LLC Rusal Folga used shell firms for tax evasion. Some of these shell firms acted as our agents and cashed out money via Qiwi kiosks. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. Furthermore, an increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our kiosks and terminals and virtual wallets.

Our business is exposed to counterparty and credit risks.

We seek to sell services on a prepayment basis or to ensure that our counterparties have low credit risk profiles, such as large merchants and agents. Nevertheless, we are exposed to the risk of non-payment or other default under our contracts with our agents and merchants. If we provide trade credit or loans to an agent and we are unable to collect loans or proceeds paid to the agent by its consumers due to the agent’s insolvency, fraud or otherwise, we must nonetheless complete the payment to the merchant on behalf of the consumer. As a result, our losses would not be limited to a loss of revenue in the form of fees due to us from the agent, but could amount to the entire amount of consumer payments accepted by such agent for a certain period of time.

We also have significant receivables due from some of our merchants, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of June 30, 2013, we had credit exposure to our agents of RUB 2,354 million and to our merchants of RUB 344 million. While our receivables from merchants are unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and are secured by collateral. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk. If we experience material defaults by our agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that to date the anti-monopoly authorities have neither assessed the Russian payment services industry as a whole nor, more specifically, the kiosk and terminal market or the electronic payment market. If they do so, they may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Russian anti-monopoly authorities have also been known to determine that a market player has been in violation of anti-trust laws solely on the basis of circumstantial evidence pointing to its anti-competitive behavior without any written or oral evidence to support this. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. In addition, in April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on our operations, or take other measures that may be inconsistent with our strategy. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. Recently, our subsidiary in Kazakhstan became subject to an investigation conducted by the Competition Protection Agency concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market. No fine has been levied as a result of the investigation, but the Competition Protection Agency ordered us to rectify certain violations of the anti-trust legislation. We have complied with the orders and have taken actions to remedy these violations. However, we expect similar investigations by the Competition Protection Agency to recur in the future, and we cannot reliably estimate the amounts of claims that can be brought against us in connection with these investigations. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and Kazakhstan, as well as in certain jurisdictions in which we have started expanding our operations, such as Moldova, Romania and Belarus, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia, the U.S. or elsewhere.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, in recent years, non-practicing entities have been acquiring patents, making claims of patent infringement and attempting to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open source code or discontinue certain products. Any of the above requirements could be harmful to our business, financial condition and operations.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. Accordingly, while we hold certain mandatory types of insurance policies in Russia, we do not currently maintain insurance coverage for business interruption, property damage or loss of key management personnel as we have been unable to obtain these on commercially acceptable terms. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks or fraudulent transactions. We also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could materially adversely affect our business, financial condition and results of operations.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. It may also be difficult for us to obtain necessary qualified personnel with local experience to support our international growth, which may jeopardize our ongoing and planned expansion into new geographies. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Corporate Governance Matters and Organizational Structure

As a result of our dual share capital structure, combined with the concentration of voting power, our class A shareholders, including our founding shareholders as well as Palmway Holdings Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., are able to exert control over us, which may limit your ability to influence corporate matters.

Each class B share underlying our ADSs is entitled to one vote per share at shareholders’ meetings, while each class A share is entitled to 10 votes per share at shareholders’ meetings. Each class A share is convertible into one class B share at any time by the holder of the class A share, while class B shares are not convertible into class A shares under any circumstances. Upon any transfer of class A shares by a holder to any person or entity that is not a wholly-owned (direct or indirect) affiliate of such holder, such class A shares will be automatically and immediately converted into equal number of class B shares unless such transfer is in respect of 10% or more of the total number of class A shares in issue, has been approved by holders of at least 75% of class A shares in issue, or meets certain other conditions. After completion of this offering, we anticipate that our class A shareholders, including our founding shareholders (Antana International Corporation, Saldivar Investments Limited, Dargle International Limited, E1 Limited and Bralvo Limited) as well as Palmway, Mail.ru and Mitsui and entities they control will together beneficially own and control all of the class A shares, together representing in aggregate approximately 93.3% of the voting power of our issued share capital. Any transfer of class A shares that results in a conversion to class B shares will have, among other things, the effect of further concentrating voting power in us in the hands of non-transferring holders of class A shares. As a result, holders of our class A shares will control the outcome of any shareholders’ meeting for the foreseeable future, including having the power to determine the composition of our board of directors and control the outcome of the voting on any significant corporate transactions or other matters submitted to our shareholders for approval. The voting power of the holders of class A shares will be substantially greater than their economic interest in us, and the ability of holders of our ADSs to influence corporate matters will be limited. The interests of our class A shareholders, including our founding shareholders as well as Palmway, Mail.ru and Mitsui, may not be aligned with or be in the best interests of holders of our ADSs. This concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to the holders of our ADSs.

You will have limited rights in relation to the appointment of our directors, including our independent directors.

Other than in certain limited cases provided for in our articles of association, our directors are elected by shareholder weighted voting, sometimes referred to as cumulative voting, under which each shareholder has the right to cast as many votes as the voting rights attached to its shares multiplied by a number equal to the number of board seats to be filled by shareholders. As a result, our class A shareholders, including our founding shareholders as well as Palmway, Mail.ru and Mitsui, will have the ability to appoint, through the weighted voting set forth in our articles of association, at least a majority of the board of directors for the foreseeable future. The interests of our directors may therefore not be aligned with or be in the best interests of the holders of our ADSs.

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

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our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including approving our annual budget and business plan, disposing of our interest in a subsidiary if such disposal results in a change of control over such subsidiary, issuing shares for consideration other than cash and other actions;

•	our shareholders are able to convene an extraordinary general meeting; and

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if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, shareholders holding 10.01% of the voting rights of the company may terminate the appointment of all of the directors and initiate reelection of the entire board of directors.

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws and our board of directors may find it more difficult to approve certain actions.

Some of our corporate actions require either a simple majority or a 75% shareholder vote, and one of our founding shareholders, Saldivar Investments Limited, alone controls in excess of 25% of the voting power of our company and together with other founding shareholders controls in excess of 50% of the voting power of our company.

Our articles of association require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other matters, amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. One of our founding shareholders, Saldivar, which is controlled by Mr. Sergey Solonin, our chief executive officer, controls more than 25% of the voting power of our company and accordingly has the ability to veto any resolution requiring a 75% shareholder vote. In addition, our founding shareholders together control in excess of 50% of the voting power of our company, which allows them together to control the outcome of voting on matters requiring a simple majority shareholder vote, including, among other matters, increasing our authorized capital, removing a director, final dividend declaration, approving the annual audited accounts and appointing auditors.

Our class A shareholders may have interests and positions that could present potential conflicts with our interests.

Mail.ru and Mitsui make investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In particular, Mail.ru operates an electronic payment business, Money@Mail.ru, a direct competitor of Visa Qiwi Wallet, which may result in them being provided with business opportunities instead of us. Accordingly, the interests of these shareholders and our directors associated with them may conflict with our interests, and they may compete with us, pursue opportunities instead of us, or focus more on other businesses rather than on ours for which we have no recourse. Such actions on their part could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions of credit institutions in Russia are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by a significant body of law which is often ambiguous and open to varying interpretations.

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In order to obtain such approval, the acquirer would need to meet certain eligibility criteria established by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank holds encryption licenses which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice. See “Regulation—Regulation of Strategic Investments.” These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

Additionally, under Russian law, the depositary may be treated as the owner of the class B shares underlying the ADSs, and therefore, could be deemed a beneficial shareholder of Qiwi Bank. This is different from the way other jurisdictions treat ADSs. As a result, the depositary may be subject to the approval requirements of the CBR, the FAS and the government commission described above in the event an amount of our shares representing over 50% of our voting power is deposited in the ADS program. Accordingly, our ADS program may be subject to an effective limit of 50% of our voting power, unless the depositary obtains FAS, CBR and potentially additional government commission approvals to increase its ownership in excess of 50% of our voting power. This could limit our ability to raise capital in the future and the ability of our existing shareholders to sell their ADSs in the public markets, which in turn may impact the liquidity of share capital.

If the Russian government exercises its right to impose a quota on foreign ownership of Russian banks, a takeover of our company may be impossible.

Under current Russian law, the Russian government is entitled, upon consultation with the CBR, to propose legislation imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks, such as Qiwi Bank. Such legislation would need to be approved by the Russian Parliament in order to become law; however, in practice, due to a lack of separation of powers between the Russian Parliament and the Russian government, any bill proposed by the government is likely to be enacted. In the past, Russia law contained such a quota on foreign ownership of Russian banks. Such quotas were repealed in 2002, and to our knowledge, there currently is no intention to reinstate such quotas. However, if the Russian government exercises its right to impose limits on foreign ownership of Russian banks, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases, and intend, to follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission any significant requirement that it does not follow and describe the home country practice followed instead of any such requirement. We intend to follow Cyprus corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. As a result, we cannot assure you that we will have a board with a majority of independent directors. We intend to follow Cyprus corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

You may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise your right to vote. Your right to receive certain distributions may be limited in certain respects by the deposit agreement.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the class B shares represented by our ADSs on an individual basis. Holders of our ADSs have to appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the class B shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying class B shares in accordance with these instructions. Pursuant to our articles of association, we may convene an annual shareholders’ meeting or a shareholders’ meeting called for approval of matters requiring a 75% shareholder vote upon at least 45 days’ notice and upon at least 30 days’ notice for all other shareholders’ meetings. If we give timely notice to the depositary under the terms of the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the class B shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the class B shares underlying your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the class B shares underlying your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the class B shares underlying your ADSs to allow you to vote with respect to any specific matter. Furthermore, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.

You will not be able to benefit from certain anti-takeover protections.

As we are incorporated in Cyprus, we are subject to Cypriot law. As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither such company’s shares nor depositary receipts are listed on a regulated market in the European Economic Area. Neither our shares nor our ADSs are listed on a regulated market. Consequently, a prospective bidder acquiring ADSs may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable takeover protection regime. As a result, holders of ADSs may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of ADSs or, as the case may be, shares at the relevant time. As a result, a bid for, or creeping acquisition of control over, us is currently not regulated by Cyprus law.

You may not be able to exercise your pre-emptive rights in relation to future issuances of class B shares.

In order to raise funding in the future, we may issue additional class B shares, including in the form of ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). You may not be able to exercise pre-emptive rights for class B shares represented by ADSs unless applicable securities law requirements are adhered to or an exemption from such requirements is available. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ADSs to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ADSs to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of shares, and, as a result, your percentage ownership interest in us would be reduced. In April 2013, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from May 8, 2013, the date of the closing of our initial public offering, in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs. Any issuances of class B shares for cash exceeding this amount during this five-year period would require disapplication of pre-emptive rights by the class B shareholders at such time. The enforceability of the disapplication of pre-emptive rights in this manner, however, is not clear as a matter of Cyprus law. If for any reason the disapplication of these rights proves to be ineffective or class B shareholders do not approve any further disapplication of pre-emptive rights that may be required, your ability to participate in future issuances of class B shares, including in the form of ADSs, may be limited to the extent that class B shareholders at the time of such issuances elect to exercise their pre-emptive rights. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

Risks Related To The Russian Federation and Other Markets in Which We Operate

Emerging markets, such as Russia and Kazakhstan, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets, such as Russia and Kazakhstan, should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ADSs.

Political and governmental instability could adversely affect the value of investments in Russia.

Political conditions in the Russian Federation were highly volatile in the 1990s, as evidenced by the frequent conflicts amongst executive, legislative and judicial authorities, which negatively impacted the business and investment climate in the Russian Federation. Over the past two decades the course of political and other reforms has in some respects been uneven and the composition of the Russian Government has at times been unstable. The Russian political system continues to be vulnerable to popular dissatisfaction, including dissatisfaction with the results of the privatizations of the 1990s, as well as to demands for autonomy from certain religious, ethnic and regional groups.

Mr. Vladimir Putin who was President of the Russian Federation from 2000 until 2008 re-occupied this post in April 2012 following the Presidential election in March 2012. In 2008, he stood down as President and Mr. Dmitry Medvedev was elected as the new President of the Russian Federation. In May 2008, Mr. Dmitry Medvedev appointed Mr. Vladimir Putin to the position of Prime Minister of the Russian Federation. In 2011, Mr. Vladimir Putin indicated his intention to stand for re-election as President in the elections for the President of the Russian Federation which took place in March 2012. In May 2012, Mr. Vladimir Putin appointed Mr. Dmitry Medvedev to the position of Prime Minister of the Russian Federation. During Mr. Putin’s and Mr. Medvedev’s tenure as President, the Russian political system and the relationship between the President, the Russian Government and the Russian Parliament were generally stable. There have been, however, public protests in Moscow and other urban areas following the recent elections for the State Duma in December 2011 alleging that the elections were subject to substantial electoral fraud, as well as opposing a public “transfer” of power authorization by Mr. Dmitry Medvedev in favor of Mr. Vladimir Putin which occurred at the United Russia party congress on September 24, 2011 where Mr. Dmitry Medvedev proposed that the congress support the candidacy of Prime Minister Mr. Vladimir Putin for President. The Prime Minister at that time, Mr. Vladimir Putin has rejected calls by opposition leaders that the elections for the State Duma be annulled and re-run, but has instituted limited political reforms. Similar protests took place following the presidential elections in March 2012 which resulted in re-election of Mr. Vladimir Putin.

Additionally, the potential for political instability resulting from the global financial and economic crisis and any associated worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

The reversal of reform policies or the implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally.

In recent years, the political and economic situation in Russia has generally become more stable and conducive to investment. However, major policy shifts, government reshuffles and a lack of consensus among key political groups could hinder or reverse political, economic and regulatory reforms. Reform may also suffer if key government officials engage in private business while in office, particularly when these business interests are in the industry that such officials regulate. Any such deterioration of Russia’s investment climate might constrain our ability to obtain financing, limit our sales in Russia and otherwise materially and adversely affect our business, financial condition and results of operations.

In addition, the use of governmental power against particular companies or persons, for example, through the tax, environmental or prosecutorial authorities, could adversely affect the Russian economic climate and, if directed against us, our senior management or our major shareholders, could materially adversely affect our business, financial condition and results of operations. Russian authorities have recently challenged some Russian companies and prosecuted their executive officers and shareholders on the grounds of tax evasion and related charges. In some cases, the results of such prosecutions and challenges have been significant claims against companies for unpaid taxes and the imposition of prison sentences on individuals. There has been speculation that in certain cases these challenges and prosecutions were intended to punish, and deter, opposition to the government or the pursuit of disfavored political or economic agendas. There has also been speculation that certain environmental challenges brought recently by Russian authorities in the oil and gas as well as mining sectors have been targeted at specific Russian businesses under non-Russian control, with a view to bringing them under state control. More generally, some observers have noted that takeovers in recent years of major private sector companies in the oil and gas, metals and manufacturing sectors by state-controlled companies following tax, environmental and other challenges may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned.

Political and other conflicts create an uncertain operating environment that hinders our long-term planning ability and could adversely affect the value of our investments in Russia.

Russia is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, in the past, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation, regulation of land use and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts in Russia and such challenges may occur in the future.

Ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict and terrorist attacks in certain regions of Russia. For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia resulted in significant overall price declines in the Russian stock exchanges and capital outflow from Russia. Such tensions, military conflict or terrorist activities (such as the bombing of Domededovo airport in Moscow in January 2011 and the bombing of the Moscow metro in 2010) could have significant political consequences, including the imposition of a state of emergency in some or all of Russia or heightened security measures, which could cause disruption to domestic commerce and exports from Russia, disrupt normal economic activity in Russia and materially adversely affect our business, financial condition and results of operations.

Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other members of the CIS. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. The emergence of new or escalated tensions between Russia and other CIS countries or other countries, including any escalation of the conflict or renewed fighting between Russia and Georgia, or the imposition of international sanctions in response to these tensions, could negatively affect economies in the region, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Additionally, the relationship between the U.S. and Russia is subject to fluctuation and periodic tension. Changes in political conditions in Russia and changes in the state of Russian-U.S. relations are difficult to predict and could adversely affect our operations in the U.S. or cause our company to become less attractive for U.S. investors.

Crime and corruption could create a difficult business climate in Russia.

The political and economic changes in Russia since the early 1990s have led, amongst other things, to reduced policing of society and increased lawlessness. In September 2006, the Deputy Chairman of the CBR was assassinated in what was allegedly a contract killing tied to his enforcement actions against corrupt Russian banking organizations. Organized crime, particularly property crimes in large metropolitan centers, has reportedly increased significantly since the dissolution of the Soviet Union. In addition, the Russian and international media have reported high levels of corruption in Russia. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interest of the government and individual officials or business groups. Although we adhere to a business ethics policy and internal compliance procedures to counteract the effects of crime and corruption, instances of illegal activities, demands of corrupt officials, allegations that we or our management have been involved in corruption or illegal activities or biased articles and negative publicity could materially and adversely affect our business, financial condition and results of operations.

Economic instability in Russia could have an adverse effect on our business.

The Russian economy has been adversely affected by the recent global financial and economic crisis. A continuation of the economic crisis could have a negative effect on the scale and profitability of our business. Any of the following risks, which the Russian economy has experienced at various points in the past, may have or have already had a significant adverse effect on the economic climate in Russia and may burden or have already burdened our operations:

•	significant declines in gross domestic product, or GDP;

•	high levels of inflation;

•	sudden price declines in the natural resource sector;

•	high state debt/GDP ratio;

•	instability in the local currency market;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	pervasive capital flight;

•	corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment;

•	the impoverishment of a large portion of the Russian population;

•	large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;

•	prevalent practice of tax evasion; and

•	growth of the black-market economy.

The Russian economy has been subject to abrupt downturns in the past. For example, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector in connection with the same events. This further impaired the ability of the banking sector to act as a reliable source of liquidity to Russian companies and resulted in the widespread loss of bank deposits. In response to the global economic crisis in 2008 and 2009, the Russian government implemented a range of anti-crisis measures, however, there can be no assurance that if another crisis were to occur, the Russian government could do so again, or that any response would adequately ameliorate the situation and prevent a decline in the Russian economy. A decline in the Russian economy would have a material adverse effect on our business, financial condition and results of operations. Furthermore, the global financial and economic crisis led to high volatility in debt and equity markets, reductions in foreign investment and sharp decreases in GDP around the world. Any decreases or fluctuations in world commodity prices, or, more generally, any deterioration of general economic conditions in Russia could adversely influence the economic stability and demand for various products and services, including those sold by us, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The banking system in Russia remains underdeveloped.

The banking and other financial systems in Russia are not well-developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretation and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. From April to July 2004, the Russian banking sector experienced further serious turmoil. As a result of various market rumors and certain regulatory and liquidity problems, several privately owned Russian banks experienced liquidity problems and were unable to attract funds on the inter-bank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the government and foreign owned banks generally were not adversely affected by the turmoil.

Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the current global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The current global financial crisis has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions. We periodically hold funds in a number of Russian banks, including VTB Bank and Russian Agricultural Bank. The bankruptcy or insolvency of one or more of these banks could adversely affect our business. The continuation or worsening of the banking crisis, or the bankruptcy or insolvency of any of the banks which hold our funds, could prevent us from accessing our funds for several days, result in the loss of our income or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Russia has experienced high levels of inflation in the past.

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to the Russian federal state statistics service, or Rosstat, inflation in the Russian Federation was 8.8% in 2010, 6.1% in 2011 and 6.6% in 2012. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in the Russian Federation may adversely affect our business, financial condition and results of operations.

Risks associated with the legal systems of the Russian Federation include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others.

The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in legal ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems. The developing nature of the legal systems in Russia could materially adversely affect our business, financial condition and results of operations.

Unlawful, selective or arbitrary government action may have an adverse effect on our business.

Governmental authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Russian Government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate the issuances or registrations or to void transactions, seemingly for political purposes. Moreover, selective, public criticism by Russian Government officials of Russian companies has in the past caused the price of publicly traded securities in such Russian companies to sharply decline, and there is no assurance that any such public criticism by Russian Government officials in the future will not have the same negative affect. Standard & Poors has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups”. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Unlawful, selective or arbitrary governmental action, if directed at our operations in Russia, could materially and adversely affect our business, financial condition and results of operations.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

Certain provisions of Russian law may allow a court to order the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If any of our operating subsidiaries incorporated in Russia were subject to involuntary liquidation, such liquidation could lead to significant negative consequences for our business, financial condition and results of operations.

For example, under Russian corporate law, negative net assets calculated on the basis of the Russian accounting standards as of the end of the year following the second or any subsequent year of a company’s existence can serve as a basis for creditors to accelerate their claims and to demand payment of damages, as well as for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency (defined as their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. There are cases when courts have ordered mandatory liquidation of a company based on its negative net assets, though such company had continued to fulfill its obligations and had net assets in excess of the required minimum at the time of liquidation.

Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo in Russian). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo in Russian). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary; and

•	the right of the effective parent to give binding instructions is set out in the charter of the effective subsidiary or in a contract between such entities.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, which could have a material adverse effect on our business, financial condition and results of operations.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the United States and all of our current directors and executive officers reside outside the United States.

Our presence outside the United States may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. All of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, investors may not be able to effect service of process within the United States upon our company or its directors and executive officers or to enforce U.S. court judgments obtained against our company or its directors and executive officers in Russia, Cyprus or other jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon US securities laws. There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

Risks Relating to Taxation

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions (effective since January 1, 2010, when the unified social tax was abolished). Tax laws, such as the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation which has led to an increased number of material tax assessments issued by them as a result of tax audits. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities.

The Russian tax authorities are increasingly taking a “substance over form” approach. While certain reductions in the rates, such as for profits tax, have been effected, it is expected that Russian tax legislation will become more sophisticated. The possibility exists that the Government may introduce additional revenue-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable. There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities. There is no assurance that we would not be required to make substantially larger tax payments in the future, which may adversely affect our business, financial condition and results of operations.

Our business may be deemed to receive unjustified tax benefits.

In its decision dated July 26, 2001, the Constitutional Court of the Russian Federation, or the Constitutional Court, introduced the concept of “a taxpayer acting in a bad faith” without clearly stipulating the criteria for it. Similarly, this concept is not defined in Russian tax law. Nonetheless, this concept has been used by the tax authorities to deny, for instance, the taxpayer’s right to rely on the provisions of the tax law. The tax authorities and courts often exercise significant discretion in interpreting this concept in a manner that is unfavorable to taxpayers. On October 12, 2006, the Plenum of the Higher Arbitrazh Court of the Russian Federation, or the Higher Arbitrazh Court, issued Ruling No. 53, formulating the concept of an “unjustified tax benefit” which is defined in the ruling mainly by reference to specific examples of such tax benefits (e.g., tax benefits obtained as a result of a transaction that has no reasonable business purpose) which may lead to disallowance of their application. There is growing practice of the interpretation of this concept by the tax authorities or the courts and it is apparent that the tax authorities actively seek to apply this concept when challenging tax positions taken by taxpayers. Although the intention of Ruling No. 53 was to combat the abuse of tax law, based on cases brought to courts to date relating to Ruling No. 53, the tax authorities have started applying the “unjustified tax benefit” concept in a broader sense than may have been intended by the Higher Arbitrazh Court. In particular, we are aware of cases when this concept has been applied by the tax authorities in order to disallow benefits granted by double tax treaties. To date, in the majority of cases where this concept has been applied, the courts have ruled in favor of taxpayers, but it is not possible to determine whether the courts will follow these precedents in the future. In addition to the usual tax burden imposed on Russian tax payers, these conditions complicate tax planning and related business decisions. This uncertainty could possibly expose our group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities.

Tax declarations together with related documentation are subject to review and investigation by a number of authorities, which are enabled by Russian law to impose substantial fines and interest charges. Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax declaration applicable to that tax period. In addition, on July 14, 2005, the Constitutional Court issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the Tax Code if a court determines that a taxpayer has obstructed or hindered a field tax audit. Moreover, amendments introduced to the first part of the Russian Tax Code which came into effect on January 1, 2007 provide for the extension of the three year statute of limitations for tax liabilities if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that our Russian entities did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Our companies established outside of Russia may be exposed to taxation in Russia.

The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and so foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being exposed to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules which are not sufficiently developed and there is a risk that the tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including challenging a reduced withholding tax rate on dividends under an applicable double tax treaty, potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may more actively be seeking to investigate and assert whether foreign entities of our group, operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial condition and results of operations.

Russian tax legislation in effect as of the date of this offering does not contain a concept of corporate tax residency. Russian companies are taxed on their worldwide income while foreign entities are taxed in Russia on income attributable to a permanent establishment and on Russian source income. The Russian government in its Main Directions of Russian Tax Policy for 2013 and the planned period of 2014-2015 has proposed the introduction of the concept of tax residency for legal entities to the domestic tax law. The latest Main Directions of Russian Tax Policy for 2014 and the planned period of 2015-2016 contain a similar proposal. According to the proposals, a legal entity would be deemed a Russian tax resident based on a few criteria that would be in line with international tax treaties of the Russian Federation. No assurance can be currently given as to whether and when these amendments will be enacted, their exact nature, their potential interpretation by the tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to Russian tax legislation, certain of our companies established outside Russia might be deemed to be Russian tax residents, subject to all applicable Russian taxes.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia.

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least €100,000. Although we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding income tax rate in practice. Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

Russian withholding tax may also be applied when dividends are received from Russian subsidiaries by the company’s non-Russian subsidiaries. Although we intend to rely on an applicable double tax treaty between Russia and the country where the relevant non-Russian subsidiary is resident, no assurance can be given that the reduced withholding tax rate would apply. In this respect it should be noted that in May 2009 the President of the

Russian Federation included in his Budget Message regarding the Budget Policy for 2010-2012 a proposal to introduce an anti-avoidance mechanism with respect to double tax treaty benefits in cases where the ultimate beneficiaries of income do not reside in the relevant tax treaty jurisdiction. Currently, such a mechanism has not been introduced. Furthermore, the Russian Ministry of Finance has issued a number of clarifications with respect to the tax treaty concept of “beneficial ownership”. Although the clarifications up to the date of this prospectus have been of limited use, they demonstrate an attempt by the Russian tax authorities to address the question of beneficial ownership of income in international financial transactions and holding structures. Due to the fact that some of our companies are located outside Russia, the future development and application of the “beneficial ownership” concept to those companies may have a material adverse effect on our business, financial condition and results of operations. In August 2011 the Russian government proposed in its Main Directions of Russian Tax Policy for 2012 and the planned period of 2013-2014, or the Directions, legislative changes concerning an anti-avoidance mechanism with respect to double tax treaty benefits in cases where ultimate beneficiaries of income do not reside in the relevant double tax treaty country. Moreover, in the Directions the Russian government has stated publicly that it plans to amend the Russian Tax Code and establish the rules on controlled foreign companies. The latest Main Directions of Russian Tax Policy for 2014 and the planned period of 2015-2016 contain similar proposals and measures. It is currently uncertain whether and when these initiatives may be introduced, as well as how they would be interpreted and applied by the tax authorities and/ or courts in practice and what effect it may have on taxpayers. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by us may have a material adverse effect on our business, financial condition and results of operations.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). Special transfer pricing provisions were established for operations with securities and derivatives. However, Russian transfer pricing rules were vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There was little guidance (although some court decisions are available) as to how these rules should be applied. Following the adoption of Federal Law No. 227-FZ “On amendments to certain legislative acts of the Russian Federation in connection with the improvement of pricing principles” dated July 18, 2011, the new transfer pricing rules became effective from January 1, 2012. Compared to the previous Russian transfer pricing rules, the new rules are more technically elaborate and, to a certain extent, better aligned with the international transfer pricing principles developed by the OECD. The list of the “controlled” transactions under the new transfer pricing legislation includes transactions with related parties and certain types of cross border transactions. The amendments have toughened considerably the previous transfer pricing rules, by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. The new rules also permit taxpayers to enter into advance pricing agreements with the tax authorities; however, it is unclear how such agreements will operate in practice. Special transfer pricing rules continue to apply to transactions with securities and derivatives. It is currently difficult to evaluate what effect these new provisions may have on us. Accordingly, due to the uncertainties in the interpretation of transfer pricing legislation, no assurance can be given that the tax authorities will not challenge the level of prices applied by us and make adjustments, which could affect our tax position. Unless such tax adjustments are successfully contested in court, the resulting increase in tax due could have a material adverse effect on our business, financial condition and results of operations. The above factors increase the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities, representing cash outflows and a decrease in the amount of net income earned by us.

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that less than 50% of our fixed assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether 50% or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50% or more of our assets. If 50% or more of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder.

Changes in the double tax treaty between Russia and Cyprus may significantly increase our tax burden.

A company that is tax resident in Cyprus is subject to Cypriot taxation and qualifies for benefits available under the Cypriot tax treaty network, including the Russia-Cyprus double tax treaty. We can provide no assurance that the double tax treaty will not be renegotiated or revoked. Adverse changes in, or the cancellation of, the Russia-Cyprus double tax treaty may significantly increase our tax burden and adversely affect our business, financial condition and results of operations.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation, however, it is generally considered that a company is managed and controlled in Cyprus through the decision making power of its board of directors being exercised in Cyprus. Where, as with our company, the majority of the board of directors is comprised of tax residents of Russia, there may be increased risk that the company is not managed and controlled in Cyprus and, therefore, not a tax resident in Cyprus. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. If applicable Russian law is amended so that a company that is a tax resident in Cyprus can also be considered a tax resident of Russia, the tax treaty in force between Cyprus and Russia provides that such a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. A protocol to this treaty was signed in October 2010 and ratified by Cyprus in September 2011 and the Russian Duma in February 2012. This protocol provides that the process of determining the effective management in this case will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. Where the majority of our board of directors comprises tax residents or citizens of Russia, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment in Russia or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Russia or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 20% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our results of operations and financial condition if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax resident in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company or PFIC for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (a) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (b) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities, we would likely become a PFIC for a given taxable year if the market price of our ADSs were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs, the U.S. investor might be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our ADSs. See “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies.”

Our interest expenses may not be deductible.

In May 2012, the House of Representatives of Cyprus enacted laws, effective as of January 1, 2012, which provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly-owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company. This deduction will only be available provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our results of operations and financial conditions may be materially adversely affected.

Adverse financial measures may be adopted in Cyprus in connection with its bailout.

In June 2012, the government of Cyprus applied for financial assistance from the European Central Bank, the EU and the IMF, together referred to as the Troika. On April 12, 2013, the government of Cyprus and the Troika reached an agreement regarding the provision of a EUR 10 billion loan and related finance package to Cyprus, such loan and finance package being conditioned on Cyprus implementing a comprehensive economic adjustment program, or the Cyprus Economic Adjustment Program. The Cyprus Economic Adjustment Program included a scheme for the reorganization of the Cypriot banking system whereby Bank of Cyprus plc, or BoC, Cyprus’ largest bank and Cyprus Popular Bank Public Co Ltd, or Cyprus Popular Bank, Cyprus’ second largest bank were placed in resolution pursuant to applicable legislation, referred to herein as the Resolution Process. As a result of the Resolution Process, Cyprus Popular Bank was absorbed by BoC and deposit holders with credit balances of in excess of EUR 100,000, referred to herein as the Uninsured Deposits, held with Cyprus Popular Bank and BoC suffering significant losses. Additionally, restrictions on bank transfers and withdrawals from banking institutions in Cyprus are in effect as at the date hereof in order to enable Cyprus to implement the Cyprus Economic Adjustment Program. On July 30, 2013, the Ministry of Finance and the Central Bank of Cyprus announced that the BoC has been fully recapitalised by the overall conversion of 47.5% of Uninsured Deposits with the BoC into shares in BoC thus bringing an end to the BoC’s Resolution Process. The measures implemented to date have not had, and are not expected to have, a material impact on holding companies, such as us, that do not have significant deposits in Cyprus banks or operations in Cyprus. However, further disruption to the Cyprus banking system, or additional changes to implement the Cyprus Economic Adjustment Program, are possible and we cannot be certain that such disruptions or changes will not adversely affect our financial condition or our shareholders who are not residents of Cyprus.

Risks Relating to the Offering

We expect that our ADSs’ price will fluctuate significantly, which could cause the value of your investment to decline, and you may not be able to resell your ADSs at or above the public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs regardless of our results of operations. The trading price of our ADSs is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new services by us, our competitors or our clients;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the industries in which we or our clients operate;

•	sales, or anticipated sales, of large blocks of our ADSs or class B shares, including those by our existing investors;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our ADSs to fluctuate substantially, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in the past, when the market price for a security has been volatile, holders of that security have sometimes instituted class action litigation against the company that issued the security. If any of our shareholders or the holders of our ADSs brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs relies in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ADSs could decline. Moreover, the price of our ADSs could decline if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering, which occurred on May 8, 2013; (c) the date on which we have, during the previous three-year period, issued more than U.S.$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADSs’ price may be more volatile.

We have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 20-F for the year ending December 31, 2014. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of this offering. We have not yet commenced the process of assessing the effectiveness of our internal control over financial reporting. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our independent public registered accounting firm identified a material weakness in our internal controls with respect to our financial statements closing process for which we have developed and implemented a remedial plan. Although no material weaknesses were identified by our independent registered public accounting firm in connection with their audit of our consolidated financial statements for the year ended December 31, 2012, any failure of our internal controls could result in us not being able to assert that our internal control over financial reporting is effective. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

The class B shares underlying the ADSs are not listed and may be illiquid.

The class B shares underlying the ADSs are neither listed nor traded on any stock exchange, and we do not intend to apply for the listing or admission to trading of the class B shares on any stock exchange. As a result, a withdrawal of class B shares by a holder of ADSs, whether by election or due to certain other events will result in that holder obtaining securities that are significantly less liquid than the ADSs and the price of those class B shares may be discounted as a result of such withdrawal.

Our ADSs will trade on more than one market and this may result in increased volatility and price variations between such markets.

Following the completion of this offering, our ADSs will be able to be traded on both Nasdaq and MICEX. Trading in our ADSs on these markets could be made in different currencies (U.S. dollars on Nasdaq and Russian rubles on MICEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. Prior to this offering, our ADSs did not trade on MICEX, and an active trading market for our ADSs on MICEX may not develop following completion of this offering or, if developed, may not be sustained. This may impair your ability to sell your ADSs on MICEX at the time you wish to sell them or at a price that you consider reasonable. The liquidity of trading in our ADSs on MICEX will likely initially be limited. Trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the United States. ADSs will be completely fungible between both markets. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ordinary ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement.

Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline.

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, after the 90-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ADSs could decline significantly and could decline below the public offering price. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. Upon the completion of this offering, we will have outstanding 52,097,500 ordinary shares, including those represented by ADSs. Of these, 21,671,674 ADSs, plus any ADSs sold pursuant to the underwriters’ option to purchase additional ADSs, will be immediately freely tradable, without restriction, in the public market. The selling shareholders have executed lock-up agreements preventing them from selling any ADSs or ordinary shares held by them prior to this offering that they hold for a period of 90 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section titled “Underwriting.” Credit Suisse Securities (USA) LLC may, in its sole discretion, permit our officers, directors and current shareholders to sell shares prior to the expiration of these lock-up agreements.

In addition, 3,542,500 class B shares reserved for future issuance under our employee stock option plan and 30,328,326 class B shares issuable upon the exchange by holders of our class A shares could become eligible for sale in the market in the future, subject to certain legal and contractual limitations including expiration of the lock-up agreements pertaining to this offering. If any of our significant shareholders sell substantial amounts of our ADSs or ordinary shares in the market, or if the public perceives that such sales could occur, this could significantly harm the market price of our ADSs, even if there is no relationship between such sales and the performance of our business, which could also affect our ability to raise additional capital through a further offering of equity securities.

In addition, we have granted registration rights to Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhaylov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., who collectively own 100% of our class A shares and 96.6% of the voting power of our issued share capital as of September 24, 2013. To the extent these shares are sold into the market, the market price of our ADSs could decline.

You have no legal interest in the underlying class B shares.

ADS holders acquire the beneficial, and not the legal, interest in the underlying class B shares, which the depositary holds on trust for them, under the terms of the deposit agreement. The intended effect of the trust is to ring-fence the class B shares in the hands of the depositary by conferring a property interest on ADS holders as beneficiaries. The interest of the ADS holders as beneficiaries in trust assets, which are the class B shares, is indirect, in the sense that in the normal course they do not have any direct recourse to the class B shares nor do they have any direct right of action against us.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain the size of our distribution network;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of Visa Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	our ability to grow our advertising revenue and other value added services;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus.

These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this prospectus should not be construed as exhaustive. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of 8,197,866 ADSs offered under this prospectus. We will not receive any proceeds from the sale of the ADSs in this offering.

DIVIDEND POLICY

We have historically paid dividends and, while we have not adopted a formal dividend policy, we currently expect that we will continue to do so from time to time in the future. Any future determination regarding the payment of a dividend will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our future growth initiatives and strategic plans, including possible acquisitions, restrictions imposed by our financing arrangements, tax considerations and other relevant factors. The payment of all future dividends, if any, must be recommended by our board of directors, at its sole discretion, and, in relation to year-end dividends, may be subject to shareholder approval in accordance with our articles of association. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our shareholders’ equity below the sum of the issued share capital, including any share premium, and the reserves which we must maintain under Cyprus law and our articles of association.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements, and distributable profits.

To the extent that we declare and pay dividends, holders of ADSs on the relevant record date will be entitled to receive dividends payable in respect of class B shares underlying the ADSs, subject to the deposit agreement. Cash dividends may be paid to the depositary in any currency and, except as otherwise described under “Description of American Depositary Shares,” will be converted into U.S. dollars by the depositary and paid to holders of ADSs net of applicable fees and charges of, and expenses incurred by, the depositary and net of taxes withheld.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013 on an actual basis derived from our unaudited interim condensed consolidated financial statements.

You should read this table together with our consolidated financial statements and the related notes thereto and information contained elsewhere in this prospectus, including information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Actual as of June 30, 2013
	RUB	U.S.$
	(in millions)
Borrowings (long-term and short-term)	88	3

Equity:
Share capital	1	–
Additional paid-in capital	1,876	57
Other reserve	222	7
Retained earnings	619	19
Translation reserve	–	–

Total equity attributable to equity holders of QIWI plc	2,718	83

Non-controlling interests	(74)	(2)
Total equity	2,644	81

Total capitalization	2,732	84

EXCHANGE RATES

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2008	29.38	24.87	29.38	23.13
Year ended December 31, 2009	30.24	31.77	36.43	28.67
Year ended December 31, 2010	30.48	30.38	31.78	28.93
Year ended December 31, 2011	32.20	29.39	32.68	27.26
Year ended December 31, 2012	30.37	31.07	34.04	28.95
Six months ended June 30, 2013	32.71	31.05	32.91	29.93
March 2013	31.08	30.80	31.08	30.51
April 2013	31.26	31.35	31.72	30.88
May 2013	31.59	31.31	31.59	31.04
June 2013	32.71	32.31	32.91	31.68
July 2013	32.89	32.74	33.32	32.31
August 2013	33.25	33.02	33.25	32.86
September 2013 (through September 24)	31.91	32.74	33.47	31.59

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month for the relevant annual period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

MARKET PRICE FOR OUR AMERICAN DEPOSITARY SHARES

Our ADSs have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MICEX since May 20, 2013, under the symbol “QIWI”. Prior to that time, there was no public market for our ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ADS as reported on Nasdaq:

	High	Low
	(in U.S.$)
2013:
May (from May 3)	17.49	14.51
June	25.05	16.42
July	29.70	21.88
August	36.00	28.10
September (through September 23)	34.50	30.00

The closing price of our ADSs as of September 23, 2013 was U.S.$32.98 per ADS.

Although our ADSs have been admitted to trading on MICEX since May 20, 2013, prior to this offering, our ADSs have not traded on MICEX. This offering includes an offering to investors in the Russian Federation of our ADSs which will be available for trading on MICEX. We cannot assure you that a regular trading market will develop in the ADSs on MICEX.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as published by the IASB.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013. These translations are solely for convenience of the reader and were calculated at the rate of RUB 32.7090 per U.S.$1.00, which equals to the official exchange rate quoted by the CBR on June 30, 2013.

The summary consolidated financial data as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for those periods, which are included in this prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2012 and 2013 have been derived from our unaudited interim condensed consolidated financial statements for those periods, which are included in this prospectus. Historical results are not necessarily indicative of results that may be expected for future periods.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	6,158	8,158	8,911	272	4,027	5,412	165
Cost of revenue	(3,751)	(5,573)	(5,454)	(167)	(2,574)	(3,003)	(92)
Selling, general and administrative expenses	(1,420)	(1,543)	(1,838)	(56)	(767)	(1,144)	(35)
Depreciation and amortization	(171)	(141)	(129)	(4)	(73)	(53)	(1)
Impairment of intangible assets	–	–	(4)	0	–	–	–
Profit from operations	816	901	1,486	45	613	1,212	37
Gain on bargain purchase	–	15	–	–	–	–	–
Impairment of investment in associates	–	–	–	–	–	(22)	(1)
Gain from disposal of subsidiaries	7	7	(1)	–	–	–	–
Change in fair value of derivative financial assets	9	–	–	–	–	–	–
Other income	21	10	17	1	4	14	–
Other expenses	(34)	(73)	(29)	(1)	(28)	(6)	–
Foreign exchange (loss) gain, net	–	(12)	(21)	(1)	7	7	–
Share of loss of associates	–	(23)	(13)	–	(7)	(79)	(2)
Interest income	5	6	26	1	13	9	–
Interest expense	(3)	(4)	(9)	–	(3)	(12)	–
Profit before tax from continuing operations	821	827	1,456	45	599	1,123	34
Income tax expense	(204)	(241)	(408)	(13)	(171)	(316)	(9)
Net profit from continuing operations	617	586	1,048	32	428	807	25
Gain (loss) from discontinued operations	138	(156)	(240)	(7)	(286)	–	–
Net profit	755	430	808	25	142	807	25
Attributable to:
Equity holders of the parent	693	520	910	28	216	825	26
Non-controlling interests	62	(90)	(102)	(3)	(74)	(18)	(1)
Weighted average number of shares
Basic	52	52	52	n/a	52	52	n/a
Diluted	52	52	52	n/a	52	52	n/a
Earnings per share
Basic	13.33	10.00	17.50	0.54	4.16	15.87	0.49
Diluted	13.17	10.00	17.50	0.54	4.16	15.85	0.48
Dividends declared per share
RUB	7.19	8.01	16.67	n/a	4.17	14.91	n/a
U.S.$	0.22	0.24	0.51	n/a	0.13	0.46	n/a

	As of December 31,			As of June 30, 2013
	2010	2011	2012
	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	6,892	8,810	9,943	5,418	166
Total current assets	10,410	12,112	15,607	10,329	316
Total assets	13,516	15,306	18,709	13,463	412
Total equity	2,348	2,355	2,499	2,644	81
Total debt	67	190	65	88	3
Total liabilities	11,168	12,951	16,210	10,819	331
Total equity and liabilities	13,516	15,306	18,709	13,463	412

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Segment net revenue–Qiwi Distribution(1)	2,476	2,494	2,845	87	1,261	1,540	47
Segment net revenue–Qiwi Wallet(1)	296	690	1,241	38	502	1,260	39
Other(1)(2)	27	70	83	2	59	45	1

Adjusted net revenue(3)	2,799	3,254	4,169	127	1,822	2,845	87

Adjusted EBITDA(3)	1,067	1,183	1,851	57	743	1,451	44
Adjusted net profit(3)	768	721	1,306	40	493	1,002	31

Qiwi Distribution
Active kiosks and terminals (units)(4)	158,867	170,384	169,102	n/a	169,328	169,481	n/a
Payment volume	360,683	408,254	464,806	14,210	214,145	241,356	7,379
Average net revenue yield(5)	0.69%	0.61%	0.61%	n/a	0.59%	0.64%	n/a

Qiwi Wallet
Active Qiwi Wallet accounts (at period end, in millions)(6)	6.0	8.1	11.4	n/a	9.2	14.1	n/a
Payment volume	26,669	65,409	151,508	4,632	58,593	112,482	3,439
Average volume per Qiwi Wallet account(7)	4,460	8,028	13,260	405	6,369	7,977	244
Average net revenue yield(5)	1.11%	1.05%	0.82%	n/a	0.86%	1.12%	n/a

(1)	See note 9 of our annual consolidated financial statements and note 6 of our unaudited interim condensed consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(6)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(7)	Average volume per Qiwi Wallet account is defined as total payment volumes in our Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Non-IFRS Financial Measures

We present adjusted net revenue, adjusted EBITDA and adjusted net profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of adjusted net revenue, or net profit, in the case of adjusted EBITDA and adjusted net profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represents an important portion of our operating costs and affect liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Revenue	6,158	8,158	8,911	272	4,027	5,412	165
Minus: Cost of revenue (exclusive of depreciation and amortization)	(3,751)	(5,573)	(5,454)	(167)	(2,574)	(3,003)	(92)
Plus: Payroll and related taxes	392	669	712	22	369	436	14
Adjusted net revenue	2,799	3,254	4,169	127	1,822	2,845	87

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations and gain from bargain purchase. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income and impairment of investment in associates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses), and certain one-time expenses (affecting offering expenses). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of discontinued operations that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not include gains and losses from discontinued operations.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net Profit	755	430	808	25	142	807	25
plus:
Depreciation and amortization	171	141	129	4	73	53	1
Gain on bargain purchase	–	(15)	–	–	–	–	–
Impairment in investment in associates	–	–	–	–	–	22	1
Gains on disposals	(7)	(7)	1	–	–	–	–
Other income	(21)	(10)	(17)	(1)	(4)	(14)	–
Other expenses	34	73	29	1	28	6	–
Change in fair value of derivative financial instruments	(9)	–	–	–	–	–	–
Foreign exchange loss (gain), net	–	12	21	1	(7)	(7)	–
Share of loss of associates	–	23	13	–	7	79	2
Interest income	(5)	(6)	(26)	(1)	(13)	(9)	–
Interest expenses	3	4	9	–	3	12	–
Income tax expenses	204	241	408	13	171	316	9
Corporate costs allocated to discontinued operations	80	141	61	2	57	–	–
Offering expenses	–	–	109	4	–	70	2
Share-based payments expenses	–	–	66	2	–	116	4
(Gain)/ loss from discontinued operations	(138)	156	240	7	286	–	–
Adjusted EBITDA	1,067	1,183	1,851	57	743	1,451	44

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,				Six months ended June 30,
	2010	2011	2012		2012	2013
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net profit	755	430	808	25	142	807	25
(Gain)/loss from discontinued operations	(138)	156	240	7	286	–	–
Corporate costs allocated to discontinued operations	80	141	61	2	57	–	–
Amortization of fair value adjustments	118	51	42	1	24	11	–
Gain on bargain purchase	–	(15)	–		–	–	–
Gains on disposals	(7)	(7)	1	–	–	–	–
Offering expenses	–	–	109	4	–	70	2
Share-based compensation expenses	–	–	66	2	–	116	4
Effect of deferred taxation of the above items	(40)	(35)	(21)	(1)	(16)	(2)	–
Adjusted net profit	768	721	1,306	40	493	1,002	31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following operating and financial review together with our consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this section are “forward-looking statements” and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for more information.

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We operate in and target markets and customer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments.

We have built a physical network of over 169,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by over 8,400 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small with a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

We have two principal operating segments: Qiwi Distribution, which primarily generates revenue from our payment services offered through our kiosks and terminals, and Qiwi Wallet, which generates revenue from payments processed through online electronic user accounts and bank prepaid products, including our prepaid card business. Since November 19, 2012, our Qiwi Wallet business has been rebranded as Visa Qiwi Wallet. Our primary source of revenue in each of these segments are fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers and transmitted to us by our agents (in case of Qiwi Distribution) or paid by our consumers directly to us (in case of Visa Qiwi Wallet) as consumer fees. We typically pass on a portion of the merchants fees to our agents.

In September 2010, we acquired Qiwi Bank, which provides the issuing, acquiring and deposit settlement functions of our group. In addition, at the end of the second quarter of 2012, our board of directors approved a plan to dispose of certain non-core subsidiaries and associates in order to focus on our core payment systems business, which occurred by the end of the third quarter. The assets disposed of include primarily non-CIS international early-stage businesses, a business that manufactured certain parts of our kiosks, and our lottery business. The results of operations of these entities are presented as discontinued operations in our statements of comprehensive income.

For the years ended December 31, 2010, 2011 and 2012, our revenue was RUB 6,158 million, RUB 8,158 million and RUB 8,911 million, respectively, and for the six months ended June 30, 2012 and 2013, our revenue was RUB 4,027 million and RUB 5,412 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our adjusted net revenue was RUB 2,799 million, RUB 3,254 million and RUB 4,169 million, respectively, and for the six months ended June 30, 2012 and 2013, our adjusted net revenue was RUB 1,822 million and RUB 2,845 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our net profit from continuing operations was RUB 617 million, RUB 586 million and RUB 1,048 million, respectively, and for the six months ended June 30, 2012 and 2013, our net profit from continuing operations was RUB 428 million and

RUB 807 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our adjusted net profit was RUB 768 million, RUB 721 million and RUB 1,306 million, respectively, and for the six months ended June 30, 2012 and 2013, our adjusted net profit was RUB 493 million and RUB 1,002 million, respectively.

Segments

For management purposes, we are organized into three operating segments. In addition to our two principal operating segments — Qiwi Distribution and Qiwi Wallet — we have a segment related to our corporate activities. Our segments are:

•	Qiwi Distribution, which includes revenue and expenses derived from payment services offered through our kiosks and terminals in Russia and internationally;

•

Qiwi Wallet, which includes revenue and expenses derived from payments processed through online electronic user accounts and bank prepayment products, including our prepaid card business, and revenue and expenses derived from Qiwi Bank; and

•

Corporate and other, which includes expenses related to corporate back-office operations, and revenue associated with licensing of software and trademarks and the sales of lotteries through kiosks and terminals. We disposed of our lottery sales business in August 2012.

We intend to conduct an internal reorganization to change our organizational structure from a business unit organizational structure where Qiwi Distribution and Qiwi Wallet are largely managed as separate entities to a functional structure where management will be focused on centralized core operational tasks such as sales, marketing and finance. The reorganization is intended to account for the growing overlap of our businesses, with Qiwi Distribution becoming a significant distribution channel for Qiwi Wallet. Management expects to complete this reorganization in 2014. As a result of this reorganization, certain personnel and positions, in particular with respect to our officers, may change substantially. In addition, in light of the reorganization, our operating segments may change. Management will reassess the operating segments to be reported in future periods when the reorganization nears completion.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2012 and 2013.

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(in RUB millions)
Segment net revenue–Qiwi Distribution(1)	2,476	2,494	2,845	1,261	1,540
Segment net revenue–Qiwi Wallet(1)	296	690	1,241	502	1,260
Other(1) (2)	27	70	83	59	45

Adjusted net revenue(3)	2,799	3,254	4,169	1,822	2,845

Adjusted EBITDA(3)	1,067	1,183	1,851	743	1,451
Adjusted net profit(3)	768	721	1,306	493	1,002

(1)	See note 9 of our annual consolidated financial statements and note 6 of our unaudited interim condensed consolidated financial statements.

(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Adjusted net revenue and segment net revenue. Adjusted net revenue is a non-IFRS measure calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Management reviews adjusted net revenue both on a per segment and consolidated basis.

Adjusted EBITDA. Adjusted EBITDA is defined as profit from operations before loss from discontinued operations, corporate costs allocated to discontinued operations, income tax expense, interest expense, interest income, share of loss of an associate, impairment of investment in associates, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, gain from bargain purchase and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates investors in comparing our financial performance with other payment service providers.

Adjusted net profit. Adjusted net profit is a non-IFRS measure defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the profitability of the continuing operations of the company.

For a reconciliation of these non-IFRS financial measures, please see “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures.”

Operating Measures

The following table presents our key operative measures in both our Qiwi Distribution and Qiwi Wallet segments for the year ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2012 and 2013.

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(in RUB millions, unless otherwise indicated)
Qiwi Distribution
Active kiosks and terminals (units)(1)	158,867	170,384	169,102	169,328	169,481
Payment volume	360,683	408,254	464,806	214,145	241,356
Average net revenue yield(2)	0.69%	0.61%	0.61%	0.59%	0.64%
Qiwi Wallet
Active Qiwi Wallet accounts (at period end, in millions)(3)	6.0	8.1	11.4	9.2	14.1
Payment volume	26,669	65,409	151,508	58,593	112,482
Average volume per Qiwi Wallet account (in rubles)(4)	4,460	8,028	13,260	6,369	7,977
Average net revenue yield(2)	1.11%	1.05%	0.82%	0.86%	1.12%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(3)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(4)	Average volume per Qiwi Wallet account is defined as total payment volumes in our Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Number of active kiosks and terminals in Qiwi Distribution. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2010 to June 30, 2013, we increased the number of our kiosks and terminals by 6.7%. Our kiosks and terminals can be found next to convenience stores, in train stations, retail stores and airport terminals in all major urban cities as well as many small and rural towns. While we project modest growth in our kiosk and terminal network, we believe that our total payment volume growth in our Qiwi Distribution segment will be primarily driven by increased user adoption, the addition of new payment services, the implementation of higher yielding value added services, and higher average payment amounts.

Number of active Visa Qiwi Wallet accounts and average payments per Visa Qiwi Wallet account. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded or reloaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our Visa Qiwi Wallet segment. We define average payments per Visa Qiwi Wallet account as total payment volumes divided by the number of active wallets at the end of the relevant reporting period. Between December 31, 2010 and December 31, 2012, average payments per wallet almost tripled while the number of active wallet accounts has almost doubled. We are focused on growing our Visa Qiwi Wallet business, and we believe we are able to leverage our large, active base of over 60 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and use of the Visa Qiwi Wallet.

Qiwi Wallet was launched as a product in 2007. By 2011, Qiwi Wallet became a separate operating unit with a distinct management team, operating infrastructure and strategy. As a result, management believes financial and operating information for Qiwi Wallet on a stand alone basis are most relevant from 2011 onwards. In November 2012 our Qiwi Wallet business was rebranded as Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have consistently increased since 2010. Total payment volumes in our Qiwi Distribution segment have grown at a CAGR of 13.5% from 2010 through 2012, with total payment volumes of RUB 465 billion for the year ended 2012. Total payment volumes in our Qiwi Wallet segment have grown at a CAGR of 138.3% from 2010 through 2012, with total payment volumes of RUB 152 billion for the year ended December 31, 2012. The following factors may have a significant impact on the growth of payment volume:

•	Macroeconomic factors

•

Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. These fluctuations can have a significant impact on the volume of payments we process; and

•	Factors concerning methods of payment

•

Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. According to publicly available information, cash payments are expected to continue to be the principal means of payment in Russia and will sustain demand for use of our kiosks and terminals. As cash payments in Russia grow in absolute terms, we expect payment volumes from our kiosks and terminals to correspondingly increase. If the use of cash as a means of payment declines in Russia, it would negatively impact our financial results.

•

Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably and continues to grow. Similarly, the use of alternative payment methods in Russia, such as smartphones, although lagging behind other emerging markets, is expected to grow considerably as prices per smartphone decline, according to a 2011 report by HSBC. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number of users of Visa Qiwi Wallet. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	Factors concerning our business

•

Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that merchant growth will lead to more consumers using our payment systems more frequently.

•

Addition of new payment services. We have added new payment services as a part of our products. For example, consumers with accounts at certain banks may now perform online banking services at our kiosks and terminals.

•

Implementation of value added services. We have increased the advertising services we offer, leveraging our extensive distribution network for our advertising clients. We believe that value added services will result in more consumers using our payment systems.

•

Higher average payment amounts. In addition to adding more merchants, we have added higher value products available for purchase through our network, such as airline tickets. With more choice and high value products, we believe that consumers will increase their payment amount per transaction.

Average net revenue yield. We calculate average net revenue yield by dividing segment net revenue by total payment volume per segment. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. The average net revenue yield in our Qiwi Distribution segment exhibited a generally stable trend in 2011 and 2012, after having decreased in 2011 by 8 basis points, or bps, in comparison to 2010, primarily as a result of a decline in merchant fees. For the six months ended June 30, 2013, average net revenue yield in Qiwi Distribution increased by 5 bps in comparison to the same period in 2012 primarily as a result of the growth of value added service volumes. Qiwi Wallet experienced a decline in average net revenue yield of 29 bps from the twelve months ended December 31, 2010 to the twelve months ended December 31, 2012. For the six months ended June 30, 2013, average net revenue yield in Qiwi Wallet increased by 26 bps in comparison to the same period in 2012 primarily as a result of changes to fees to Visa Qiwi Wallet accounts on the balance of unused accounts after a certain period of inactivity and an increase in payment volumes associated with higher revenue generating transactions such as ecommerce. We will seek to increase the average net revenue yield in Qiwi Wallet by leveraging our strong market position with merchants.

•	Negative trends impacting average net revenue yield

•

Between 2010 and 2012, in our Qiwi Distribution segment, we have experienced a decline in our average net revenue yield primarily due to a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs.

•

In our Qiwi Wallet segment, the decline in average net revenue yield over the three-year period ended December 31, 2012 is attributable primarily to a similar decline in merchant fees and consumer fees as a percentage of payment volume.

•	Positive trends impacting average net revenue yield

•

In our Qiwi Distribution segment, the volume of value added services we provide has increased, which has had a positive impact on our net revenue yield. For example, we have successfully used our distribution network to help our partners launch advertising campaigns and sales promotions. In addition, we have also introduced additional fees for cash and settlements services to our agents. We believe that these services will continue to have a positive impact on our profitability in the future.

•

In our Qiwi Wallet segment, the merchants that we serve are typically smaller retailers with less bargaining power. As a result, we are able to charge these merchants higher payment processing fees than the merchants in our Qiwi Distribution segment. We expect that, as our merchant base in Visa Qiwi Wallet continues to grow, these merchants will have a larger effect on payment volume and, consequently, on average net revenue yield. Moreover, because our Visa Qiwi Wallet segment does not have an agent-based structure like our Qiwi Distribution segment, we have significantly more control over the balance between merchant and consumer fees.

Sources of Revenue

Our primary source of revenue is payments processing fees. In addition, we derive revenue from advertising, interest revenue from agent’s overdrafts, interest income and other revenue.

Payments processing fees. Payments processing fees constitute the substantial majority of our revenue and consists of fees, charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers and transmitted to us by agents, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents (in case of Qiwi Distribution). In certain situations, we may not receive any merchant fees, for example, where a specific merchant is added to our base at the request of an agent who believes that inclusion of such merchant would attract consumers in a particular region or neighborhood. We generally recognize payment processing fees gross at the point when merchants accept payments from the consumer. In Qiwi Distribution, we recognize revenues from consumer fees net of transaction costs, as we receive such fees through our agents, and we do not control the ultimate consumer fees set by our agents.

Advertising revenue. We generate advertising revenue through Qiwi Distribution primarily by displaying advertising on our kiosks and through short message service, or SMS, messaging. We calculate advertising revenue on the basis of the contracts with our advertising customers and advertising agencies, which vary, and recognize revenue once the advertising is displayed or transmitted.

Ancillary revenue. In addition to payments processing revenue and advertising revenue, we generate revenue from various other sources including interest revenue on agent’s overdrafts (representing revenue from our Qiwi Distribution segment for interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue (representing revenue from our Qiwi Wallet segment for interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations and bank loans provided by Qiwi Bank), revenue from rent of space for terminals

(representing revenue from our Qiwi Distribution segment for rent obtained for subleasing retail space for terminals to our agents) and other revenue (representing revenue primarily generated from such operations as cash and settlement services of Qiwi Distribution and Qiwi Bank, promotional campaign fees generated from software licensing for our processing system in countries where we operate through our franchisees), which we refer to in this prospectus as ancillary revenue.

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur transaction costs when Visa Qiwi Wallet consumers reload their wallets.

Payroll and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxed are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay, through Qiwi Distribution, to SMS operators and our agents for displaying the advertising), cost of rent of space for terminals (representing the rental payments we make, through Qiwi Distribution, to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other expenses (including call center expenses), which we refer to in this prospectus as ancillary expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior executives, finance, legal and other administrative staff, advertising and related expenses, bank services, rent of premises and related utility expenses, office maintenance expenses, telecommunication and internet expenses, bad debt expense, traveling expenses, taxes other than income taxes and professional fees.

Depreciation and amortization

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives. Intangible assets are amortized on a straight-line basis over their useful economic lives, unless the useful life is indefinite. We do not amortize intangible assets with indefinite useful lives, but we test these assets for impairment annually, either individually or at the cash-generating unit level.

Other Income and Expense Items

Gain on bargain purchase

A gain on bargain purchase is recognized in a business combination or acquisition of associates in the event the total fair value of the identifiable net assets acquired on the date of acquisition exceeds the fair value of the consideration transferred. We recognized a gain on bargain purchase upon our purchase of Instant Payments LLP in 2011.

Impairment of investment in associates

Impairment of investment in associates is recognized where we determine that the investment made in an associate is not fully recoverable. For the six months ended June 30, 2013, we recognized an impairment of investment in associates in Dengionline Ltd. due to a significant deterioration in its operating performance.

Gain/(loss) from disposal of subsidiaries

We recognize a gain/(loss) on disposal of subsidiaries in the event that the consideration we receive for the sale or disposal of a subsidiary exceeds the total carrying value of the subsidiary sold. The gain from disposal of subsidiaries that we recognized in 2010 was due to disposal of our subsidiary in Georgia. The gain recognized in 2011 was due to disposal of our subsidiaries in Tajikistan and Uzbekistan, and the loss recognized in 2012 was due to disposal of Instant Payments LLP (Kazakhstan), OOO Management Company QIWI (Russia), Master Loto Ltd and its subsidiaries.

Change in fair value of derivative financial assets

We classify certain of our derivative assets at fair value through profit or loss, in accordance with IAS 39. This classification applies primarily to certain options over shares of subsidiaries and associates we hold. We state our financial assets at fair value through profit or loss.

Other income

Other income includes gain on interest on loans issued to agents at a higher-than-market interest rate, income from penalties charged to agents for violation of our payment system terms and conditions, and other items not directly related to operations.

Other expenses

Other expenses principally include losses resulting from the discount on a low-interest loan issued to Blestgroup in 2011 to facilitate our rent of terminal spaces operations, and share of profit for the period attributable to non-controlling interest and accounted for as a liability, which relates to the profit and loss of subsidiaries in which we hold an interest.

Foreign exchange gain/(loss), net

Foreign exchange gain/(loss) is comprised of net results from the re-measurement of monetary assets and liabilities denominated in a foreign currency using the exchange rates valid at the reporting period end or upon the realization of related assets and liabilities. As of December 31, 2010, 2011 and 2012 and as of June 30, 2012 and 2013, our net monetary assets denominated in foreign currencies were not significant.

Share of loss of associates

We account for our interest in associates under the equity method. An associate is generally an entity in which we own between 20% and 50% of its voting power. We carry our investment in associates at cost less any impairment and recognize any changes in our share of the net assets of the associate through profit or loss, except for changes in equity that do not result from operations.

Interest income

Interest income represents primarily interest on non-banking loans issued to related parties.

Interest expense

Interest expense primarily represents interest expense accrued by our international subsidiaries on loans received from their non-controlling shareholders.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earning in countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Internal Control Over Financial Reporting

Prior to our initial public offering in May 2013, we were a private company with limited accounting personnel and other resources focused on our internal control over financial reporting. In connection with their audit of our consolidated financial statements for the year ended December 31, 2011 our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related to, primarily, the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates.

This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we developed and implemented a plan that included implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. We also hired an external consultant to advise us on introducing changes to our internal control over financial reporting and to participate in management review of the financial statements and related supporting financial information. In the future, we plan to recruit additional qualified personnel or an external consultant with relevant experience in IFRS accounting, reporting and auditing. As a result of these various measures, we expect the accounting and finance personnel costs to increase significantly.

As a result of our efforts we remediated the related material weakness as of December 31, 2012. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2012 and the review of our financial statements for the six months ended June 30, 2013, our independent registered public accounting firm identified a significant deficiency in each case with respect to our financial statement closing process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the significant deficiency that we and our independent registered accounting firm have identified, and other material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See “Risk Factors—Risk Related to our Business and Industry—Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.”

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013:

	Years ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(in RUB millions)
Revenue	6,158	8,158	8,911	4,027	5,412
Cost of revenue (exclusive of depreciation and amortization)	(3,751)	(5,573)	(5,454)	(2,574)	(3,003)
Selling, general and administrative expenses	(1,420)	(1,543)	(1,838)	(767)	(1,144)
Depreciation and amortization	(171)	(141)	(129)	(73)	(53)
Impairment of intangible assets	–	–	(4)	–	–

Profit from operations	816	901	1,486	613	1,212

Gain on bargain purchase	–	15	–	–	–
Impairment of investment in associates	–	–	–	–	(22)
Gain (loss) from disposal of subsidiaries	7	7	(1)	–	–
Change in fair value of derivative financial assets	9	–	–	–	–
Other income	21	10	17	4	14
Other expenses	(34)	(73)	(29)	(28)	(6)
Foreign exchange loss, net	–	(12)	(21)	7	7
Share of loss of associates	–	(23)	(13)	(7)	(79)
Interest income	5	6	26	13	9
Interest expense	(3)	(4)	(9)	(3)	(12)

Profit before tax from continuing operations	821	827	1,456	599	1,123
Income tax expense	(204)	(241)	(408)	(171)	(316)

Net profit from continuing operations	617	586	1,048	428	807

Gain (loss) from discontinued operations	138	(156)	(240)	(286)	–

Net profit	755	430	808	142	807

Attributable to:
Equity holders of the parent	693	520	910	216	825
Non-controlling interests	62	(90)	(102)	(74)	(18)

Set out below are our consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013 as a percentage of total revenue:

	Years ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(60.9)	(68.3)	(61.2)	(63.9)	(55.5)
Selling, general and administrative expenses	(23.1)	(18.9)	(20.7)	(19.0)	(21.1)
Depreciation and amortization	(2.7)	(1.7)	(1.4)	(1.9)	(1.0)
Impairment of intangible assets	–	–	–	–	–

Profit from operations	13.3	11.1	16.7	15.2	22.4

Gain on bargain purchase	–	0.2	–	–	–
Impairment of investment in associates	–	–	–	–	(0.4)
Gain (loss) from disposal of subsidiaries	0.1	0.1	(0.1)	–	–
Change in fair value of derivative financial assets	0.1	–	–	–	–
Other income	0.2	–	0.2	0.1	0.3
Other expenses	(0.6)	(0.9)	(0.3)	(0.7)	(0.1)
Foreign exchange (loss) gain, net	–	(0.1)	(0.3)	0.2	0.1
Share of loss of an associates	–	(0.3)	(0.1)	(0.2)	(1.5)
Interest income	0.1	–	0.3	0.3	0.2
Interest expense	–	–	(0.1)	–	(0.2)

Profit before tax from continuing operations	13.3	10.1	16.3	14.9	20.8
Income tax expense	(3.3)	(2.9)	(4.5)	(4.3)	(5.9)

Net profit from continuing operations	10.0	7.2	11.8	10.6	14.9

Gain (Loss) from discontinued operations	2.3	(1.9)	(2.7)	(7.1)	–

Net profit	12.3	5.3	9.1	3.5	14.9

Attributable to:
Equity holders of the parent	11.3	6.4	10.2	5.3	15.2
Non-controlling interests	1.0	(1.1)	(1.1)	(1.8)	(0.3)

Six months ended June 30, 2013 compared to six months ended June 30, 2012

Revenue

Set out below are our revenues, by source, for the six months ended June 30, 2012 and 2013, and as a percentage of total revenue:

	Six months ended June 30,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	4,027	100.0	5,412	100.0
Payment processing fees	3,492	86.7	4,602	85.0
Revenue from advertising	159	3.9	267	5.0
Ancillary revenue	376	9.4	543	10.0

Revenue for the six months ended June 30, 2013 was RUB 5,412 million, an increase of 34%, or RUB 1,385 million, compared to the same period in 2012. This increase was primarily due to an increase in payment processing fees, in particular for payments made through Qiwi Wallet. Payment processing fees for the six months ended June 30, 2013 were RUB 4,602 million, an increase of 32%, or RUB 1,110 million, compared to the same period in 2012. The increase in payment processing fees resulted primarily from an increase in payment volumes in Qiwi Wallet by 92%, from RUB 59 billion to RUB 112 billion, and from the reintroduction of fees charged for inactive wallets.

The number of active Qiwi Wallet consumers increased to 14.1 million for the six months ended June 30, 2013 from 9.2 million in the six months ended June 30, 2012. Average payment volume per Qiwi Wallet account increased by 25%, to RUB 7,977 in the six months ended June 30, 2013 from RUB 6,369 in the six months ended June 30, 2012. In Qiwi Distribution, payment volume increased by 13%, to RUB 241 billion in the six months ended June 30, 2013, from RUB 214 billion in the six months ended June 30, 2012, primarily driven by an increase in Visa Qiwi Wallet users reloading their wallets through the Qiwi Distribution network. The size of our Qiwi Distribution network remained largely unchanged, with 169,481 active kiosks and terminals as of six months ended June 30, 2013 compared to 169,328 as of six months ended June 30, 2012.

Advertising revenue for the six months ended June 30, 2013 was RUB 267 million, an increase of 68%, or RUB 108 million, compared to the same period in 2012. This increase primarily resulted from a significant increase in volume as a result of an increase in the number of customers to whom we offered SMS advertising services in the six months ended June 30, 2013.

Ancillary revenue for the six months ended June 30, 2013 was RUB 543 million, an increase of 44%, or RUB 167 million, compared to the same period in 2012, primarily due to an increase in interest revenue by 110%, or RUB 95 million, as a result of a greater amount invested in debt instruments and increased cash deposits in interest-bearing accounts as well as increased revenue from cash and settlement services, due to the introduction of additional fees charged for deposits of our agents. The increase in ancillary revenue was partially offset by a decrease of revenue from lotteries, due to the disposal of this business in 2012.

Operating expenses

Set out below are the primary components of our operating expenses for the six months ended June 30, 2012 and 2013, and as a percentage of total revenue:

	Six months ended June 30,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(2,574)	(63.9)	(3,003)	(55.5)
Transaction costs	(2,031)	(50.4)	(2,436)	(45.0)
Payroll and related taxes	(369)	(9.2)	(436)	(8.1)
Ancillary expenses	(174)	(4.3)	(131)	(2.4)
Selling, general and administrative expenses	(767)	(19.0)	(1,144)	(21.1)
Depreciation and amortization	(73)	(1.8)	(53)	(1.0)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the six months ended June 30, 2013 was RUB 3,003 million, an increase of 17%, or RUB 429 million, compared to the same period in 2012. Transaction costs increased by 20%, or RUB 405 million, in the six months ended June 30, 2013, compared to the same period in 2012, from RUB 2,031 million to RUB 2,436 million. We attribute this increase in transaction costs primarily to an increase in total payment volume.

Payroll and related taxes for the six months ended June 30, 2013 were RUB 436 million, an increase of 18%, or RUB 67 million, compared to the same period in 2012, primarily due to an increase in salaries and, to a lesser extent, share-based payment expenses.

Ancillary expenses for the six months ended June 30, 2013 were RUB 131 million, a decrease of 25%, or RUB 43 million, compared to the same period in 2012. The decrease in ancillary expenses primarily resulted from a decrease in the cost of lotteries, due to the disposal of this business in 2012, and the cost of rent of space for kiosks from RUB 52 million to RUB 17 million, due to the temporary suspension of one of the lease contracts, which was partially offset by an increase in advertising commissions.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the six months ended June 30, 2013 was RUB 2,845 million, an increase of 56%, or RUB 1,023 million, compared to the same period in 2012. The increase in adjusted net revenue was primarily due to an increase in payment volume and growth of net revenue yield, particularly with respect to Qiwi Wallet.

Segment net revenue for Qiwi Distribution for the six months ended June 30, 2013 was RUB 1,540 million an increase of 22%, or RUB 279 million, compared to the same period in 2012. The increase in segment net revenue was driven by an increase in net revenue yield and in volume for Qiwi Distribution. Average net revenue yield for Qiwi Distribution increased by 5 bps, from 0.59% for the six months ended June 30, 2012 to 0.64% for the six months ended June 30, 2013, as the increase in net revenue from value added services, including advertising, as a percentage of volume of 11 bps more than offset the decrease of net revenue from consumer and merchant fees as a percentage of volume of 6 bps.

Segment net revenue for Qiwi Wallet for the six months ended June 30, 2013 was RUB 1,260 million, an increase of 151%, or RUB 758 million, compared to the same period in 2012. The increase in segment net revenue was driven by an increase in net revenue yield and in volume. Average net revenue yield increased by 26 bps, from 0.86% for the six months ended June 30, 2012 to 1.12% for the six months ended June 30, 2013. The increase in average net revenue yield in Qiwi Wallet resulted primarily from changes to fees to Visa Qiwi Wallet accounts on the balance of unused accounts after a certain period of inactivity, which amounted to RUB 277 million and contributed 0.25% to the Visa QIWI Wallet net revenue yield for the six months ended June 30, 2013, and an increase in payment volumes associated with higher revenue generating transactions such as ecommerce. Visa QIWI Wallet net revenue yield excluding revenue from charges for inactive accounts was 0.87% in the six months ended June 30, 2013 representing an increase of 11 bps compared to 0.76% in the six months ended June 30, 2012, primarily as a result of an increase of merchant fees as a percentage of volume of 30 bps partially offset by an increase of commission to agents of 19 bps as a percentage of volume. We expect that the revenue derived from charges for inactive accounts will not affect Visa QIWI Wallet net revenue yield to such a significant extent going forward, and Visa QIWI Wallet net revenue yield will likely decline accordingly.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended June 30, 2013 were RUB 1,144 million, an increase of 49%, or RUB 377 million, from the same period in 2012. This increase was primarily due to an increase in payroll and related taxes by 28%, or RUB 139 million, from RUB 499 million in the six months ended June 30, 2012 to RUB 638 million in the six months ended June 30, 2013, resulting from share-based payment expenses of RUB 95 million during the six months ended June 30, 2013, compared to nil in the six months ended June 30, 2012, an increase in bad debt expense from RUB 49 million in the six months ended June 30, 2012 to RUB 125 million in the six months ended June 30, 2013, resulting from additional allowances for certain of our agents, and recognition of expenses relating to our initial public offering in the amount of RUB 70 million, which were not incurred in the six months ended June 30, 2012.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2013 was RUB 53 million, a decrease of 27%, or RUB 20 million, compared to the same period in 2012. This decrease resulted primarily from the full amortization of certain intangible assets recorded on acquisitions.

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the six months ended June 30, 2013 was RUB 22 million compared to nil in the six months ended June 30, 2012, resulting from an impairment on our holdings in Dengionline, Ltd., whose operating performance had significantly deteriorated in the six months ended June 30, 2013.

Other income

Other income for the six months ended June 30, 2013 was RUB 14 million, an increase of 275%, or RUB 10 million compared to the same period in 2012.

Other expenses

Other expenses for the six months ended June 30, 2013 were RUB 6 million, an decrease of 79%, or RUB 22 million, compared to the same period in 2012. This decrease was primarily due to the incurrance of expenses in the six months ended June 30, 2012 in share of loss for the period attributable to non-controlling interests in our subsidiary, Instant Payment LP. No such expenses were incurred the six months ended June 30, 2013. This decrease was partially offset by an increase in other expenses in the six months ended June 30, 2013 of RUB 2 million.

Share of loss of associates

Share of loss of associates for the six months ended June 30, 2013 was RUB 79 million, a increase of 1029%, or RUB 72 million compared to the same period in 2012. This decrease was due to losses in Dengionline, Ltd. as a result of significant bad debts.

Interest income

Interest income for the six months ended June 30, 2013 was RUB 9 million, a decrease of 31%, or RUB 4 million, compared to the same period in 2012. This decrease was due to a decrease in interest income earned on a loan provided to an associate.

Interest expense

Interest expense for the six months ended June 30, 2013 was RUB 12 million, an increase of 300%, or RUB 9 million compared to the same period in 2012. This increase was due to an increase in interest payments on loan and bank guarantees which increased after the first half of 2012.

Income tax

Income tax for the six months ended June 30, 2013 was RUB 316 million, an increase of 85%, or RUB 145 million, compared to the same period in 2012, primarily due to the increase in pre-tax income. Our effective tax rate remained relatively constant, decreasing by approximately 0.54 percentage points.

Gain / (loss) from discontinued operations

There was no loss from discontinued operations for the six months ended June 30, 2013, compared to a loss of RUB 286 million in the same period in 2012. The loss from discontinued operations in the six months ended June 30, 2012 resulted from certain of our international operations being discontinued during that period. In addition, in the six months ended June 30, 2012, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 167 million in relation to the discontinuation of operations in the Ukraine, in certain early stage international businesses and in the Diomachin group, which manufactured parts for our kiosks.

Non-controlling interests

Net loss attributable to non-controlling interests for the six months ended June 30, 2013 was RUB 18 million, a decrease of 76%, or RUB 56 million, compared to the same period in 2012, primarily as a result of the discontinuation of certain of our international operations in the second half of 2012, resulting in a decrease in non-controlling interests in the six months ended June 30, 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2011 and 2012, and as a percentage of total revenue:

	Year ended December 31,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	8,158	100.0	8,911	100.0
Payment processing fees	7,121	87.3	7,624	85.6
Revenue from advertising	262	3.2	454	5.1
Ancillary revenue	775	9.5	833	9.3

Revenue for the year ended December 31, 2012 was RUB 8,911 million, an increase of 9%, or RUB 753 million, compared to the same period in 2011. This increase was primarily due to an increase in payment processing fees, in particular for payments made through Qiwi Wallet. Payment processing fees for the year ended December 31, 2012 were RUB 7,624 million, an increase of 7%, or RUB 503 million, compared to the same period in 2011. The increase in payment processing fees resulted from an increase in payment volumes in Qiwi Wallet by 132%, from RUB 65 billion to RUB 152 billion.

The number of active Qiwi Wallet consumers increased from 8.1 million in the year ended December 31, 2011 to 11.4 million for the year ended December 31, 2012. Average annual payment volume per Qiwi Wallet account increased from RUB 8,028 to RUB 13,260. In Qiwi Distribution, payment volume increased by 14%, from RUB 408 billion to RUB 465 billion, primarily driven by an increase in Visa Qiwi Wallet users reloading their wallets as well as an increase in loan repayments through our kiosks and terminals. The size of our Qiwi Distribution network remained largely unchanged, with 169,102 active kiosks and terminals as of December 31, 2012, compared to 170,384 as of December 31, 2011.

Advertising revenue for the year ended December 31, 2012 was RUB 454 million, an increase of 73%, or RUB 192 million, compared to the same period in 2011. This increase primarily resulted from a significant increase in the number of customers to whom we offered SMS advertising services in 2012.

Ancillary revenue for the year ended December 31, 2012 was RUB 833 million, an increase of 7%, or RUB 58 million, compared to the same period in 2011, primarily due to an increase in interest revenue by 71%, or RUB 97 million, as a result of a greater amount invested in debt instruments and increased cash deposits in interest-bearing accounts as well as increased revenue from cash and settlement services, due to the introduction of additional fees charged for deposits of our agents. These increases were partially offset by a decline in revenue from rent of space for kiosks by 67%, or RUB 180 million, due to the transfer of a significant portion of this business to our associate.

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2011 and 2012, and as a percentage of total revenue:

	Year ended December 31,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(5,573)	(68.3)	(5,454)	(61.2)
Transaction costs	(4,447)	(54.5)	(4,420)	(49.6)
Payroll and related taxes	(669)	(8.2)	(712)	(8.0)
Ancillary expenses	(457)	(5.6)	(322)	(3.6)
Selling, general and administrative expenses	(1,543)	(18.9)	(1,839)	(20.6)
Depreciation and amortization	(141)	(1.7)	(129)	(1.4)
Impairment of Intangible Assets	–	–	(4)	–

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2012 was RUB 5,454 million, a decrease of 2%, or RUB 119 million, compared to the same period in 2011. Transaction costs decreased by 1%, or RUB 27 million, in the year ended December 31, 2012, compared to the same period in 2011, from RUB 4,447 million to RUB 4,420 million. We attribute this decrease in transaction costs primarily to a decrease in merchant fees from MNO, which resulted in lower commission fees payable to agents by Qiwi Distribution in 2012. The decrease in transaction costs was partially offset by an increase in total payment volume.

Payroll and related taxes for the year ended December 31, 2012 were RUB 712 million, an increase of 6%, or RUB 43 million, compared to the same period in 2011, primarily due to higher statutory tax rates in Russia and an increase in salaries in line with inflation in Russia over this period.

Ancillary expenses for the year ended December 31, 2012 were RUB 322 million, a decrease of 30%, or RUB 135 million compared to the same period in 2011. The decrease in ancillary expenses primarily resulted from a decrease in the cost of rent of space for kiosks from RUB 238 million to RUB 95 million, due to the transfer of a significant portion of this business to our associate.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the year ended December 31, 2012 was RUB 4,169 million, an increase of 28%, or RUB 915 million, compared to the same period in 2011. The increase in adjusted net revenue is primarily due to a 19% increase in net payment volume, particularly with respect to Qiwi Wallet.

Segment net revenue for Qiwi Distribution for the year ended December 31, 2012 was RUB 2,845 million an increase of 14.1%, or RUB 351 million, compared to the same period in 2011. The increase in segment net revenue was driven by an increase in volume for Qiwi Distribution, while average net revenue yield for Qiwi Distribution remained unchanged at 0.61% for the year ended December 31, 2012, as the increase in net revenue from consumer fees as a percentage of volume of 5 bps and net revenue from value added services as a percentage of volume of 6 bps was offset by a decline in net revenue from merchant fees as a percentage of volume of 11 bps.

Segment net revenue for Qiwi Wallet for the year ended December 31, 2012 was RUB 1,241 million, an increase of 79.9%, or RUB 551 million, compared to the same period in 2011. The increase in segment net revenue was driven by an increase in volume, partially offset by a decrease of 23 bps in average net revenue yield for Qiwi Wallet, from 1.05% for the year ended December 31, 2011 to 0.82% for the year ended December 31, 2012. The decrease in average net revenue yield in Qiwi Wallet resulted primarily from a decline in revenue from consumer fees as a percentage of payment volume partially offset by a decline in direct cost associated with Qiwi Wallet as a percentage of payment volume. Revenue from consumer fees as a percentage of payment volume decreased by 32 bps, while direct costs as a percentage of payment volume decreased by 13 bps.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2012 were RUB 1,839 million, an increase of 19%, or RUB 296 million, from the same period in 2011. This increase was primarily due to an increase in bad debt expense from RUB 54 million in 2011 to RUB 202 million in 2012 resulting from additional allowances for five of our agents, an increase in payroll and related taxes by 16%, or RUB 141 million, from RUB 889 million in 2011 to RUB 1,030 million in 2012, resulting from an increase in compensation to management in 2012, and recognition of expenses relating to our initial public offering in the amount of RUB 109 million, which were not incurred in 2011. These increases were partially offset by a decrease in advertising and related expenses of RUB 107 million, due to reduced advertising, a decrease in rent of premises and related utility expenses of RUB 21 million and a decrease in professional fees of RUB 20 million. For the year ended December 31, 2012, selling, general and administrative expenses included RUB 61 million of expenses allocated to discontinued operations compared to RUB 141 million in the same period of 2011.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 was RUB 129 million, a decrease of 9%, or RUB 12 million compared to the same period in 2011. This decrease resulted primarily from the full amortization of acquired customer relationship intangibles in 2011.

Impairment of intangible assets

Impairment of intangible assets for the year ended December 31, 2012 was RUB 4 million, resulting from the write-off of obsolete computer software, compared to nil in 2011.

Other non-operating gains and losses

Gain on bargain purchase

Gain on bargain purchase for the year ended December 31, 2012 was nil compared to a gain of RUB 15 million in 2011 as no material acquisitions were made in 2012 other than investment in associates.

Change in fair value of derivative financial assets

There was a decrease in fair value of derivative financial assets for the year ended December 31, 2012, of RUB 0.3 million compared to no change in the same period in 2011. This decrease was due to the disposal in 2012 of certain put and call options we held over shares of subsidiaries and associates.

Other income

Other income for the year ended December 31, 2012 was RUB 17 million, an increase of 70%, or RUB 7 million, compared to the same period in 2011. This increase was primarily due to a gain on the issuance on loans to agents at a higher-than-market interest rates of RUB 8 million.

Other expenses

Other expenses for the year ended December 31, 2012 were RUB 29 million, a decrease of 60%, or RUB 44 million, compared to the same period in 2011. This decrease was primarily due to no recognition of loss related to a discount on loans issued to related parties in 2012, which was partially offset by an increase in share of loss/(profit) for the period attributable to non-controlling interest and accounted for as a liability of RUB 24 million in 2012 as compared to RUB 17 million in 2011.

Foreign exchange gain/(loss), net

Foreign exchange loss, net for the year ended December 31, 2012 was RUB 21 million, an increase of 75%, or RUB 9 million, compared to the same period in 2011. The increase is a result of an increased number of transactions in foreign currencies by our subsidiaries in line with the increase in our operations. Foreign exchange gain/(loss) as a percentage of profit before tax remained stable at approximately 1.4% in 2011 and 2012.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2012 was RUB 13 million, a decrease of 43%, or RUB 10 million, compared to the same period in 2011. This decrease was due to a decrease in the amount of losses of Blestgroup Enterprises Ltd (Cyprus) by RUB 13 million compared to the same period in 2011 which was partially offset by losses incurred by the associated companies acquired in 2012 totalling RUB 3 million.

Income tax

Income tax for the year ended December 31, 2012 was RUB 408 million, an increase of 69%, or RUB 167 million, compared to the same period in 2011, primarily due to the increase in pre-tax income. Our effective tax rate remained relatively constant, decreasing by approximately 1.1%

Gain / (loss) from discontinued operations

Loss from discontinued operations for the year ended December 31, 2012 was RUB 240 million, an increase of 54%, or RUB 84 million, compared to 2011. This increase resulted from certain of our international operations being discontinued during the year ended December 31, 2012, which resulted in a loss from discontinued operations. In addition, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 167 million in relation to the discontinuation of operations in the Ukraine, in certain early stage international businesses and in the Diomachin group, which manufactured parts for our kiosks. This was partially offset by the actual disposal of discontinued operations in 2012 resulting in gain of RUB 46 million. Our disposition of Master Loto was not included in discontinued operations as its operations were insignificant.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2012 was RUB 102 million, an increase of 13%, or RUB 12 million, compared to the same period in 2011, primarily as a result of an increase in losses of certain of our international early-stage businesses.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2010 and 2011, and as a percentage of total revenue:

	Year ended December 31,
	2010	2010	2011	2011
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	6,158	100.0	8,158	100.0
Payment processing fees	5,561	90.3	7,121	87.3
Revenue from advertising	278	4.5	262	3.2
Ancillary revenue	319	5.2	775	9.5

Revenue for the year ended December 31, 2011 was RUB 8,158 million, an increase of 32%, or RUB 2,000 million, compared to the same period in 2010. This increase was primarily due to an increase in payment processing fees, in particular for payments made through Qiwi Wallet, and the full year consolidation of Qiwi Bank in 2011, which we acquired in September 2010. Payment processing fees for the year ended December 31, 2011 were RUB 7,121 million, an increase of 28%, or RUB 1,560 million, compared to the same period in 2010. The increase in payment processing fees resulted from an increase in payment volumes in Qiwi Distribution by 13% from RUB 361 billion to RUB 408 billion. We increased the size of our Qiwi Distribution network, with 170,384 active kiosks and terminals as of December 31, 2011, compared to 158,867 as of December 31, 2010. In Qiwi Wallet, we increased our payment volume by 145%, from RUB 27 billion to RUB 65 billion. The number of active Qiwi Wallet consumers increased from 6 million in the year ended December 31, 2010 to 8.1 million for the year ended December 31, 2011. Average annual payment volume per Qiwi Wallet account increased from RUB 4,460 to RUB 8,028.

Advertising revenue for the year ended December 31, 2011 was RUB 262 million, a decrease of 6%, or RUB 16 million, compared to the same period in 2010. This decrease resulted from a reduction of advertising revenue from the Big Three MNOs, partially offset by the introduction of SMS advertising services and the growth in the number of our advertising customers.

Ancillary revenue for the year ended December 31, 2011 was RUB 775 million, an increase of 143%, or RUB 456 million, compared to the same period in 2010, due primarily to increased interest revenue from investments as a result of the acquisition of Qiwi Bank in September 2010, revenue from rent of space for terminals and interest revenue on agent’s overdrafts.

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2010 and 2011, and as a percentage of total revenue:

	Year ended December 31,
	2010	2010	2011	2011
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(3,751)	(60.9)	(5,573)	(68.3)
Transaction costs	(3,156)	(51.3)	(4,447)	(54.5)
Payroll and related taxes	(392)	(6.4)	(669)	(8.2)
Ancillary expenses	(203)	(3.2)	(457)	(5.6)
Selling, general and administrative expenses	(1,420)	(23.1)	(1,543)	(18.9)
Depreciation and amortization	(171)	(2.7)	(141)	(1.7)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2011 was RUB 5,573 million, an increase of 49%, or RUB 1,822 million, compared to the same period in 2010. This increase was primarily due to an increase in transaction costs of 41%, or RUB 1,291 million, in the year ended December 31, 2011 compared to the same period in 2010, from RUB 3,156 million to RUB 4,447 million. We attribute this increase in transaction costs primarily to the increase in payment volumes in 2011, in part resulting from a promotional campaign run with MegaFon, which eliminated certain fees charged to consumers and compensated agents for their lost revenue from that elimination by increasing the merchant fee payable by MegaFon. This resulted in a significantly higher portion of transaction costs, as we passed these fees through to our agents.

Payroll and related taxes for the year ended December 31, 2011 were RUB 669 million, an increase of 71%, or RUB 277 million, compared to the same period in 2010, primarily as a result of payroll increases of RUB 84 million related to the full consolidation of Qiwi Bank in October 2010, increases in the average compensation of IT and other operational staff, and, to a lesser extent, in headcount.

Ancillary expenses for the year ended December 31, 2011 were RUB 457 million, an increase of 125%, or RUB 254 million compared to the same period in 2010. The increase in ancillary expenses primarily resulted from the introduction of subleasing terminal and kiosk spaces to agents in 2011.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the year ended December 31, 2011 was RUB 3,254 million, an increase of 16%, or RUB 455 million, compared the same period in 2010. The increase in adjusted net revenue is primarily due to an increase in net payment volumes of 15%, particularly with respect to Qiwi Wallet.

Segment net revenue for Qiwi Distribution for the year ended December 31, 2011 was RUB 2,494 million an increase of RUB 18 million, compared to the same period in the prior year. The increase in segment net revenue was driven by an increase in payment volume for Qiwi Distribution, partially offset by a decrease in average net revenue yield for Qiwi Distribution by 8 bps from 0.69% for the year ended December 31, 2010 to 0.61% for the year ended December 31, 2011. The decrease in average net revenue yield in Qiwi Distribution resulted primarily from a decline in net revenue from merchant fees as a percentage of volume by 13 bps partially offset by an increase of the consumer fees as a percentage of payment volume by 5 bps.

Segment net revenue for Qiwi Wallet for the year ended December 31, 2011 was RUB 690 million, an increase of 133%, or RUB 394 million, compared to the same period in 2010. The increase in segment net revenue was driven by an increase in payment volume, partially offset by a decrease of 6 bps in average net revenue yield for Qiwi Wallet, from 1.11% for the year ended December 31, 2010 to 1.05% for the year ended December 31, 2011. The decrease in average net revenue yield in Qiwi Wallet primarily resulted from an increase in costs associated with Qiwi Wallet consumers reloading their wallets partially offset by an increase in revenue from consumer fees as a percentage of payment volume. Specifically, the consumer fees as a percentage of payment volume increased by 113 bps, the merchant fees as a percentage of payment volume decreased by 54 bps while the reload costs as a percentage of payment volume increased by 40 bps.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2011 were RUB 1,543 million, an increase of 8%, or RUB 123 million, from the same period in 2010. This increase was primarily due to an increase in payroll and related taxes by 15%, or RUB 117 million, from RUB 772 million in the year ended December 31, 2010 to RUB 889 million in the year ended December 31, 2011, resulting from the full consolidation of Qiwi Bank in October 2010 and an increase in rent of premises and related utility expenses of 50%. These increases were partially offset by a decrease in bank service expense of RUB 68 million due to the acquisition of Qiwi Bank, and a decrease in advertising and related expenses of RUB 58 million due to a large-scale TV advertising campaign conducted in 2010. For the year ended December 31, 2011, selling, general and administrative expenses included RUB 141 million of expenses allocated to discontinued operations. For the year ended December 31, 2010, selling, general and administrative expenses included RUB 80 million of expenses allocated to discontinued operations.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 was RUB 141 million, a decrease of 18%, or RUB 30 million compared to the same period in 2010. This decrease resulted from certain intangible assets that became fully amortized in 2011, which was partially offset by additional depreciation and amortization in connection with additions to property and equipment and intangible assets in 2011.

Other non-operating gains and losses

Gain on bargain purchase

Gain on bargain purchase for the year ended December 31, 2011 was RUB 15 million, compared to no gain or loss in 2010. This increase was due to the acquisition of Instant Payments LLP in December 2011.

Change in fair value of derivative financial assets

There was no change in fair value of derivative financial assets for the year ended December 31, 2011, a decrease from a change of RUB 9 million in the same period in 2010. This decrease was due to the re-measurement to fair value call options over the shares of a subsidiary and an associate in 2011 after entering into the respective call option agreements for no consideration subsequently to and separately from the acquisition of such subsidiary.

Other income

Other income for the year ended December 31, 2011 was RUB 10 million, a decrease of 52%, or RUB 11 million, compared to the same period in 2010. This decrease was primarily due to a decrease in the income from penalties for the year ended December 31, 2011 of 82%, or RUB 9 million, compared to the same period in 2010.

Other expenses

Other expenses for the year ended December 31, 2011 were RUB 73 million, an increase of 115%, or RUB 39 million, compared to the same period in 2010. This increase was primarily due to recognition of loss related to a discount on loans issued to related parties of RUB 31 million resulting from the remeasurement of a loan to fair value to adjust the discount granted to the market rate of interest. The loan arose in connection with the assignment of a lease deposit to our associate entity, Blestgroup Enterprises Ltd. as part of the transfer of our leasing operations to it.

Foreign exchange (loss) gain, net

Foreign exchange loss, net for the year ended December 31, 2011 was RUB 12 million, an increase of RUB 12 million compared to the same period in 2010. This increase was due to the exchange rate losses recognized between the dates dividends were declared and paid to our shareholders and, to a lesser extent, the effect of devaluation of the Belarusian ruble and the Kazakh tenge against the ruble, in which intercompany loans payable to the Company were denominated.

Share of loss of associates

Share in loss of associates for the year ended December 31, 2011 was RUB 23 million, compared to no loss in the same period in 2010. This increase was due to losses incurred by our associate, Blestgroup Enterprises Ltd.

Income tax

Income tax in for the year ended December 31, 2011 was RUB 241 million, an increase of 18%, or RUB 37 million, compared to the same period in 2010, primarily due to an increase in profits before taxes. Our effective tax rate increased from 25% in the year ended December 31, 2010 to 29% in 2011. This increase resulted primarily from higher non-deductible expenses in 2011 and, to a lesser extent, higher tax effect of foreign earnings arising from higher amount of earnings taxed in Russia in 2011.

Gain / (loss) from discontinued operations

Loss from discontinued operations for the year ended December 31, 2011 was RUB 156 million, an increase of 213%, or RUB 294 million, compared to a gain from discontinued operations during the same period in 2010. This loss was due to certain discontinued operations, following our international expansion in 2011, which resulted in significant losses in discontinued operations. In addition, the loss in 2011 was the result of a decline in revenues from Pay Kiosk of its sales of transaction recording devices for kiosks to agents after the completion of a transitional period upon introduction of the new law on electronic payment systems in Russia in 2010.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2011 was RUB 90 million, a decrease of RUB 152 million compared to the same period in 2010, primarily as a result of an increase in losses of certain of our international early-stage businesses.

Seasonality

Our Qiwi Distribution segment, which accounted for 54% of our adjusted net revenues and 69% of our total revenues in the six months ended June 30, 2013 has experienced in the past, and is expected to continue to experience, seasonal fluctuations in revenue as a result of consumer spending patterns. Historically our revenues have been strongest in our third (representing 26% of our revenue in 2012) and fourth quarters (representing 28% of our revenue in 2012), and weakest in our first quarter (representing 22% of our revenue in 2012). This is due to the increase in payment volumes leading up to the Russian Christmas and New Year holidays. Given the significant growth in Qiwi Wallet, we are unable to determine yet whether it exhibits any seasonality.

Quarterly financial information

The following tables present our unaudited consolidated quarterly results of operations for the eight consecutive quarters ended June 30, 2013. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements.

Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

Consolidated Statement of Operations

	Three months ended
(in RUB millions)	September 30, 2011	December 31, 2011	March 31, 2012(1)	June 30, 2012(1)	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Revenue	2,384	2,319	1,913	2,113	2,293	2,592	2,533	2,879
Cost of revenue	1,698	1,623	1,245	1,328	1,368	1,513	1,476	1,527
Selling, general and administrative expenses	370	460	414	353	413	658	543	601
Depreciation and amortization	33	33	39	34	24	32	26	27
Impairment of intangible assets	–	–	–	–	–	4	–	–
Profit from operations	283	203	215	398	488	385	488	724
Gain on bargain purchase	–	15	–	–	–	–	–	–
Impairment of investment in associates	–	–	–	–	–	–	–	(22)
Gain from disposal of subsidiaries	–	2	–	–	(1)	–	–	–
Other income	1	1	2	2	1	12	11	3
Other expenses	(10)	(44)	(27)	(1)	(1)	–	(1)	(5)
Foreign exchange (loss) gain, net	7	(3)	(44)	51	(15)	(13)	3	4
Share of loss of associates	(8)	(9)	(1)	(6)	(13)	7	(8)	(71)
Interest income	1	4	9	4	9	4	4	5
Interest expense	(1)	(3)	–	(3)	(3)	(3)	(6)	(6)
Profit before tax from continuing operations	273	166	154	445	465	392	491	632
Income tax expense	(96)	(53)	(50)	(121)	(108)	(129)	(137)	(179)
Net profit from continuing operations	177	113	104	324	357	263	354	453
Loss from discontinued operations	(67)	(41)	(50)	(236)	46	–	–	–
Net profit	110	72	54	88	403	263	354	453
Attributable to:
Equity holders of the parent	139	113	79	137	419	275	365	460
Non-controlling interests	(29)	(41)	(25)	(49)	(16)	(12)	(11)	(7)

(1)	We revised the quarterly data for the three months ended March 31, 2012 and June 30, 2012 to reflect the reallocation of foreign exchange loss between these two quarters.

Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. Although our current liabilities generally exceed our current assets, we believe that our working capital is sufficient to meet our current obligations since we do not expect our agents to withdraw their deposits in the short term.

Our balance of cash and cash equivalents as of June 30, 2013 was RUB 5,418 million compared to RUB 9,943 million as of December 31, 2012, RUB 8,810 million as of December 31, 2011 and RUB 6,892 million as of December 31, 2010. Cash and cash equivalents comprise cash at banks and cash on hand and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy in Qiwi Distribution relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts and loans for processing payments.

Similarly, certain of our merchants (primarily the Big Three MNOs) request that we make deposits with them in relation to payments processed through our kiosks. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of June 30, 2013, deposits received from agents and individual customers were RUB 3,808 million, compared to RUB 9,856 million as of December 31, 2012, RUB 7,591 million as of December 31, 2011 and RUB 7,214 million as of December 31, 2010. As of June 30, 2013, deposits issued to our merchants were RUB 126 million, compared to RUB 1,991 million as of December 31, 2012, RUB 1,177 million as of December 31, 2011 and RUB 618 million as of December 31, 2010.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition and development of software that we use in operations. We expect that our capital expenditures (purchases of property, equipment and intangible assets) in the second half of 2013 will be approximately RUB 145 million, of which approximately RUB 105 million will constitute leasehold improvements for our new office premises which we plan to move into in the near future. Capital expenditures were RUB 39 million for the six months ended June 30, 2013, RUB 31 million for the six months ended June 30, 2012, RUB 78 million for the year ended December 31, 2012, RUB 139 million for the year ended December 31, 2011 and RUB 154 million for the year ended December 31, 2010.

Cash Flow

The following table summarizes our cash flows for the years ended 2010, 2011 and 2012 and for the six months ended June 30, 2012 and 2013:

	December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(in RUB millions)
Net cash flow from operating activities	6,519	2,049	3,499	(3,932)	(3,477)
Net cash flow from investing activities	(1,352)	339	1,498	(859)	(289)
Net cash flow used in financing activities	(375)	(472)	(871)	(263)	(755)
Effect of exchange rates on cash and cash equivalents	(12)	3	3	7	(4)
Net increase/(decrease) in cash and cash equivalents	4,780	1,919	1,133	(5,047)	(4,525)
Cash and cash equivalents at the beginning of the period	2,112	6,892	8,810	8,810	9,943
Cash and cash equivalents at the end of the period	6,892	8,810	9,943	3,763	5,418

Cash flows from operating activities

Net cash used in operating activities for the six months ended June 30, 2013 was RUB 3,477 million, compared to RUB 3,932 million for the same period in 2012. The primary driver for the decrease in cash used in operating activities was an increase in operating profit before changes in working capital in the six months ended June 30, 2013, compared to the six months ended June 30, 2012 due to increased profitability. We generally generate negative cash flow from operating activities in the first six months of the year due to seasonality as we receive higher deposits from agents immediately before the end of the calendar year to ensure consumer payments can be made during the Russian Christmas and New Year holidays and a change in timing of payment of deposits with larger merchants immediately prior to year end and a return of these deposits during the first six months of the following year.

Net cash provided by operating activities for the year ended December 31, 2012 was RUB 3,499 million, compared to RUB 2,049 million for the same period in 2011. The primary driver for the increase in cash from operating activities was an increase in deposits from individuals and payables to merchants due to growth of volume in Qiwi Wallet, the growth of deposits from agents due to the longer New Year holiday season in Russia in 2013, and increased profitability. This increase was partially offset by withdrawals of cash by customers and related parties from Qiwi Bank, higher deposits placed with merchants in 2012, and an increase in loan financing to agents by Qiwi Bank.

Net cash flows from operating activities for the year ended December 31, 2011 was RUB 2,049 million, compared to RUB 6,519 million for the same period in 2010, due primarily to a change in the policy of deposits with significant merchants in 2010 after the acquisition of Qiwi Bank in September 2010, which resulted in a decrease in trade and other receivables of RUB 5,350 million. Following the acquisition of Qiwi Bank, we now place significant deposits with the CBR over the New Years’ holidays, which are classified as cash and cash equivalents and debt instruments, while previously this cash was placed as deposits with merchants. The decrease in operating cash flows was also influenced by an increase in amounts due to customers due to deposits placed with Qiwi Bank by related parties in the end of 2010 compared to a relatively small increase in such amounts in 2011. These decreases were partially offset by an increase in payables to merchants and an increase in the amounts of deposits received from individuals due to growth of Qiwi Wallet in 2011 of RUB 558 million and a decrease resulting from changes in the lease deposit of RUB 713 million.

Cash flows from investing activities

Net cash used in investing activities for the six months ended June 30, 2013 was RUB 289 million, compared to net cash used in investing activities of RUB 859 million for the same period in 2012. The decrease in net cash used in investing activities was primarily due a decrease in net investments in debt instruments from RUB 820 million in the six months ended June 30, 2012 to RUB 246 million in the six months ended June 30, 2013.

Net cash used in investing activities for the year ended December 31, 2012 was RUB 1,498 million, compared to net cash flows from investing activities of RUB 339 million for the same period in 2011. The increase in net cash used in investing activities was primarily due investments of RUB 1,360 in debt instruments during 2012 and increased investments in associates of RUB 93 million in 2012 as compared to RUB 4 million in 2011.

Net cash flows from investing activities for the year ended December 31, 2011 was RUB 339 million, compared to net cash used of RUB 1,352 million for the same period in 2010. The increase in net cash flows from investing activities was primarily due to RUB 1,315 million net outflow from investments in debt instruments in 2010 compared to a net inflow of RUB 509 million in 2011. This change in net cash inflows was partially offset by reduction in cash flows from acquisitions of shares in subsidiaries. In 2010, there was an inflow of RUB 132 million resulting from excess of cash held by Qiwi Bank over the consideration paid for its acquisition in 2010 compared to an insignificant cash effect of acquisitions in 2011.

Cash flows used in financing activities

Net cash used in financing activities for the six months ended June 30, 2013 was RUB 755 million, compared to RUB 263 million for the same period in 2012. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends to our shareholders.

Net cash used in financing activities for the year ended December 31, 2012 was RUB 871 million, compared to RUB 472 million for the same period in 2011. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends to our shareholders.

Net cash used in financing activities for the year ended December 31, 2011 was RUB 472 million, compared to RUB 375 million for the same period in 2010. The increase in net cash used in financing activities was primarily due to an increase in dividends paid to our shareholders and to non-controlling interests, a reduction in proceeds from the disposal of non-controlling interests, and a reduction in short-term borrowings.

Borrowings

As of June 30, 2013, our outstanding borrowings consisted of loans to our subsidiaries from non-controlling shareholders of RUB 77 million and other borrowings of RUB 11 million.

On September 6, 2012, OSMP entered into two short-term facility agreements of up to RUB 400 million and RUB 500 million with a commitment fee payable of 0.65% per annum, and interest payable on amounts drawn and outstanding at 10.3% and 10.2% per annum, respectively. The facilities are guaranteed by our chief executive officer. All outstanding amounts under the RUB 500 million facility and the RUB 400 million facility were repaid on January 17, 2013 and on September 6, 2013, respectively.

We intend in the near future to enter into a new RUB 400 million facility agreement with a 365-day term and an interest rate of 10.3%.

Tabular Disclosure on Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Debt obligations	72	32	40	–	–
Operating lease obligations	555	94	139	123	199
Total contractual obligations	627	126	179	123	199

Critical accounting policies and significant estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. The most significant estimates relate to the recognition of revenue, assessment of the useful life of property and equipment, assessment of the useful life of intangible assets, determination of the fair values of assets and liabilities acquired in business combinations, impairment of goodwill and intangible assets with indefinite lives, allowance for deferred tax assets, and impairment of loans and receivables. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

We exercise significant judgment in reaching a conclusion about our accounting policy for gross versus net reporting of payment processing fees and related transaction costs.

A merchant fee, when it is charged, is recorded gross of related costs, because we (i) are the primary obligor as we undertake to transfer the customer payment to the merchant using our payment processing system; (ii) we negotiate and ultimately set the commission rate receivable from a merchant; and (iii) we bear credit risk in most of the cases, unless the payment is made from a deposit made with our group.

A consumer fee, when it is charged on payments made by consumers through kiosks and terminals, is reported net of any fees payable to or retained by agents. This is because, although we are the primary obligor, we do not have any discretion over the ultimate commission set by the agent as a kiosk or terminal owner to the customer, we do not have readily available information about the gross commission, and we are only exposed to the net amount of commission payable to us by the agent.

A consumer fee collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through our website or an application using a unique user login and password, and are called electronic payments. In contrast with the consumer fee collected through kiosks and terminals, we, being a primary obligor in electronic payment transactions, also set the consumer fee, although credit risk for these transactions is limited. Thus, we have concluded that our ability to control the consumer fee for electronic payments is a key differentiator from the customer fees on payments collected through our kiosks and terminals.

Useful life of property and equipment

We assess the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

Useful life of intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is the fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and assessed for impairment whenever there is an indication that the intangible asset may be impaired. We assess the remaining useful lives of intangible assets at each reporting date, unless the useful life is indefinite. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss. In particular, we have revised the useful life of e-port software and trademarks within the period of 2010 to 2011. The effect of software useful lives changes was nil in 2012 (2011: a gain amounting to RUB 17 million; 2010: a gain amounting to RUB 26 million). These changes were mainly driven by the revision of our plans of merger of e-port and OSMP, including the merger of the brand and the processing system, which were significantly revised in 2012, 2011 and 2010.

Fair values of assets and liabilities acquired in business combinations

We recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, we hire third party appraisers to assist in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and indefinite-lived intangible assets are allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit, or CGU, and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were RUB 157 million as of June 30, 2013, RUB 102 million as of December 31, 2012, RUB 98 million as of December 31, 2011 and RUB 108 million as of December 31, 2010 net of allowances of RUB 13 million as of June 30, 2013, RUB 7 million as of December 31, 2012, RUB 57 million which was recorded at December 31, 2011 and RUB 13 million as of December 31, 2010 to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

Impairment of loans and receivables

Our management maintains a reserve for impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, our management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2012, the impairment of loans and receivables was recorded amounting to RUB 385 million, RUB 258 million as of December 31, 2011, and RUB 186 million as of December 31, 2010. As of June 30, 2013, the impairment of loans and receivables was RUB 502 million.

Share-based payment expense

For the purposes of determining our share-based compensation expense, we estimated the fair value of share options that are expected to vest using the Black-Scholes-Merton (BSM) option pricing model and recognize the share-based payment expense ratably over the requisite service period applicable to each option vesting tranche. We used the following assumptions in our option-pricing model when valuing share-based awards:

December 21, 2012
Expected life of the options (years)	5.0-6.5
Expected annual price volatility	28-30%
Risk-free interest rate	0.75-1.09%
Expected dividend yield	0%
Estimated fair value of the underlying share on the grant date (U.S.$)	$15.84
Grant-date fair value of the options (U.S.$)	5.34-5.73

The expected life of the option represents the period during which our option awards are expected to be outstanding. The expected life of each option tranche was based on the simplified method outlined in Staff Accounting Bulletin No. 107, Share-Based Compensation, because, prior to our initial public offering, we were a privately held company with a share-based compensation plan that is relatively new. Accordingly, we have no experience or history to be able to determine the expected life over which our option awards will be held before exercise. This method is also in line with the requirements of IFRS 2 Share-Based Payment.

With respect to price volatility, because, prior to our initial public offering, we operated as a private company with no active market for our shares or option awards, it is not possible to use actual price volatility data. Therefore, we estimated the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected life of option awards. Using an expected volatility based on the average historical volatility of other entities may result in variability when compared to actual historical volatility once we have a public market for our shares.

We based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on the US treasury bills with a remaining term approximating the expected life of the option award being valued.

At the time of the grant date of the options, we expected that we would not pay cash dividends after the closing of this offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Please see “Dividend Policy.”

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We have no past history of forfeitures, but the retention rate amongst our key employees and management was historically high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of zero. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

Because, prior to our initial public offering, there had been no public market for our shares, with the assistance of an independent valuation firm, we determined the fair value of our shares on the basis of valuations of our company arrived at by employing the “income approach” and the “market approach” valuation methodologies.

Under the income approach, we relied on the discounted cash flows (DCF) method. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include projected revenue, profit and cash flows which reflect management’s best estimates of our future operations at the time; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate, which reflects then expected market rates of interest rates and risks associated with the business.

Under the market approach, we relied on the guideline publicly traded company method as well as the prior transaction method, if such transactions were available. The guideline publicly traded company method provides an indication of our value by comparing the enterprise value to earnings and revenue multiples of similar publicly traded companies in our industry. In applying the prior transaction method, we would consider the most recent transaction in our company’s shares.

To estimate the fair value of our shares for the December 2012 grants, the income approach, using the DCF method, and the market approach were employed. In the DCF method, a post-tax discount rate of 12.5% was used. A discount for lack of marketability of 8.21% was also applied. DCF was used as the primary method and the guideline publicly traded company approach was used to determine if the DCF valuation was in the range of reasonable values for December 2012 option awards.

The prior transaction method was not used for the December 2012 valuation study because it was determined that duration of time and respective changes in market conditions since the most recent arm’s length transaction with our shares that closed in December 2010 rendered this transaction a less reliable indicator of the value of our company. However, the prior transaction method provided an indirect evidence of the fair value of our shares. In particular, the publicly disclosed value of the transaction between our shareholders in December 2010 was U.S.$24.1 million for 3.74% of our shares, representing approximately U.S.$12.40 per share. The growth of the estimated share price from U.S.$12.40 per share in December 2010 to U.S.$15.84 on December 2012, as implied by the DCF method and market approach, or 27%, was linked to a number of factors, including improving performance in 2011 and 2012 and improved liquidity prospects due to the planned initial public offering.

The DCF method used to estimate the fair value of our shares is highly sensitive to growth rates, with the principal drivers being the level of internet traffic, our market share, and the size of the online advertising market generally. Additionally, the guideline public company method is highly sensitive to the choice of guideline companies and changes in market multiples of those guideline companies, as well as our company’s relative performance in comparison with the selected peers.

On December 21, 2012, our board of directors approved the grant of option awards to purchase an aggregate of 2,216,778 shares at an exercise price of U.S.$13.6452 per share. We recognized RUB 66 million in share-based payment expenses in 2012, based on a fair value on the grant date ranging from U.S.$5.34 to U.S.$5.73 per option granted.

We believe the difference between the fair value of our common stock determined as of the date of our option grants during last year and the initial offering price of our ADSs of U.S.$17.00 per ADS resulted from the discount of 8.21% for lack of marketability of our shares that we applied under the DCF method. The discount for lack of marketability of our shares is no longer appropriate as our ADSs are publicly traded.

Off-Balance Sheet Items

We do not have any off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosure about Market Risk

The main risks that could adversely affect our financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management risks and credit risk. Our management reviews and supports policies for managing each of the risks summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Our income and operating cash flows are substantially independent of changes in market interest rates, because we have no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate. We used fixed rate instruments in 2011 and 2012.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As of June 30, 2013 and December 31, 2010, 2011 and 2012, our net assets in foreign currencies were not significant. Taking into account the structure of our net assets and the exchange rates fluctuations in 2010, 2011, 2012 and to date in 2013, we evaluated foreign exchange risk as not significant.

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. We expect that agents’ deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

According to the requirements of the CBR, Qiwi Bank’s capital calculated based on Russian accounting standards may not be less than 10% of assets adjusted by risk. As of December 31, 2012, Qiwi Bank’s capital as a percentage of assets adjusted by risk was 14% as compared to 46.4% as of December 31, 2011 and 40.58% as of December 31, 2010, thereby exceeding the required level in each respective period. Qiwi Bank monitors the fulfillment of these requirements on a daily basis and sends a report to CBR on a monthly basis. During 2010, 2011, and 2012 Qiwi Bank met the capital adequacy requirements of the CBR.

As of December 31, 2012, the capital adequacy coefficient adjusted by risk calculated in accordance with the Basel Accord agreement was 26%, as compared with 114% as of December 31, 2011 and 140% as of December 31, 2010, which exceeded the minimum level established by the agreement of 8%.

We manage our capital structure and make adjustments to it in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may return capital to shareholders or issue new shares. Currently, we require capital to finance our growth, but we generate sufficient capital from our operations. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Long-term and short-term borrowings	65	–	26	39
Trade and other payables	14,934	14,934	–	–
Amounts due to customers and amounts due to banks	945	945	–	–

Total as of December 31, 2012	15,944	15,879	26	39

Credit risk

Financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and, short-term investments. We sell services on a prepayment basis or ensures that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and are primarily secured by collateral, which includes pledge of agents’ assets and guarantees. This collateral does not meet recognition criteria under IFRS and may be insufficient to cover the receivables, but is taken into account when assessing the impairment of related receivables and loans. We hold cash primarily with reputable Russian and international banks including Central Bank of Russia, which management considers to have minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Our short-term investments include fixed-rate debt instruments insured by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

Concentration of credit risks by main counterparties, % from total amount	Trade and other receivables			Revenue
	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	2010	2011	2012
Top 5	33%	41%	60%	58%	45%	22%
Others	67%	59%	40%	42%	55%	78%

Collection of receivables could be influenced by economic factors. Management believes that there is no significant risk of loss to us beyond the allowance already recorded.

THE PAYMENT SERVICES MARKET IN RUSSIA AND KAZAKHSTAN

Russia and Kazakhstan are large economies experiencing rapid economic growth, where the payment infrastructure is primarily cash-based. Electronic payments, including bank transfers and credit, debit and other payment cards, are still developing and have not yet been fully adopted by consumers and merchants alike. The QIWI payment system, through its self-service kiosks and virtual wallets, offers payment services that can link otherwise disconnected consumers to merchants, both online and offline, in these markets.

The Macroeconomic Environment and Consumer Spending in Russia and Kazakhstan

According to the International Monetary Fund, or IMF, Russia was the ninth most populous country and the ninth largest economy in 2011, with a population of 142 million and nominal GDP of 5,437 RUB billion. Russia’s nominal GDP experienced a compound annual growth rate, or CAGR, of 13.3% from 2006 through 2011 and its real GDP experienced a CAGR of 2.8% over the same period. The IMF expects continued strong growth going forward. Russia has also experienced a low unemployment rate of 6.6% in 2011, and unemployment is expected to decline according to Edgar Dunn & Company. Concurrently, according to Edgar Dunn & Company there was significant growth in personal disposable income per capita in 2011 with a projected increase in household consumption from 2012 to 2016. These factors contribute to increased levels of disposable income and greater capacity to spend for the Russian consumer.

Kazakhstan, a member of the CIS and a country that has traditionally demonstrated strong ties to Russia, had a population of 16.7 million and a nominal GDP of $186 billion in 2011. It is also expected to enjoy rapid economic growth, with a forecasted 10.3% CAGR of its nominal GDP and 6% of CAGR of its real GDP from 2011 to 2016 according to the IMF.

Growth in the Russian Payment Services Market

In January 2012, Euromonitor International estimated the size of the Russian consumer payments market to be RUB 23,013 billion in 2011. It is composed of several key segments, including mobile and other telecommunications services, consumer loan payments, ecommerce, and utilities. According to Euromonitor International, the market grew rapidly, at an 8.2% CAGR from 2009 to 2011, and is expected to continue growing at a 5.2% CAGR from 2011 to 2013. Cash is currently the preferred consumer payment method in Russia, accounting for approximately 94% of payment volume according to Edgar Dunn & Company. For Kazakhstan, cash constitutes an even higher portion of payment volume at approximately 97%.

Euromonitor International estimates that cash will remain the dominant payment method in Russia for the next several years and predicts that cash will constitute approximately 87% of the market in 2016. Russia’s reliance on cash as the primary method of payment is driven by the following factors:

•

Underdeveloped payments infrastructure – Russia lacks payment terminals compatible with credit and debit cards, especially in smaller cities. The projected number of payment terminals per 100,000 people in Russia in 2014 is expected to be less than a third of the current number of payment terminals per 100,000 people in the U.S., according to Edgar Dunn & Company. As such, cash is the most convenient payment method even for consumers with access to financial services.

•

Low usage of cards amongst Russian consumers – While debit card issuance is on par with the U.S., according to Edgar Dunn & Company over 85% of all debit card transactions were for ATM cash withdrawals in 2011, demonstrating low usage of cards for purchases amongst Russian consumers.

Although cash is the primary means of payment in Russia and Kazakhstan, due to the rapid growth of the Internet and ecommerce in Russia, facilitating payments to internet merchants is becoming increasingly important. The total volume of ecommerce in Russia is expected to grow from RUB 222 billion in 2009 to RUB 1,095 billion in 2017 according to J’Son & Partners Consulting. According to Edgar, Dunn & Company, the

number of Internet users in Russia has increased significantly from 9.2 million to nearly 70 million between 2000 and 2011, representing 6% and 48% of the Russian population, respectively, and is expected to continue to grow, with almost 70% of Russians expected to have Internet access by 2015. The number of Russians purchasing goods and services online is forecasted to increase from 16.3 million in 2011 to 28.3 million by 2015. Furthermore, with rapidly increasing smartphone penetration, Russian internet subscribers are able to access the Internet at any time, in any place, thereby increasing time spent online and potential consumption.

The tables below show the historical, estimated and forecasted number of internet users in Russia for 2009 through 2016 and payment volume for online shops in Russia for 2009 through 2017.

Internet users in Russia (in millions)
Actual	EIU estimate		CAGR	Forecast					CAGR
2009A	2010E	2011E	’09 –’11	2012F	2013F	2014F	2015F	2016F	’12 –’16
41.2	60.9	69.3	29.7%	76.6	81.7	86.1	89.8	93.0	5.0%

Source: Economic intelligence Unit and Edgar, Dunn and Company

Payment volume of online shops in Russia, 2009–2017 (RUB billions)
Actual			CAGR	Forecast						CAGR
2009A	2010A	2011A	’09 –’11	2012E	2013F	2014F	2015F	2016F	2017F	’12 –’17
222	304	385	31.6%	503	611	715	820	945	1,095	16.8%

Source: J’son & Partners Consulting

Due to Russia’s continued reliance on cash and growing payments for ecommerce merchants, there is a need in the market for a payment solution that can connect consumers to merchants, both offline and online, in a convenient and secure way. We believe that this need is met by kiosk and virtual wallet providers who have the capability to accept cash through their kiosk networks, convert it into digital form and enable efficient electronic payments for goods and services for both ecommerce and offline merchants and service providers.

Kiosk market

Kiosks are cash-accepting self-service terminals where consumers can make payments for utility bills, mobile phone bills and reloads, money transfers, and other goods and services. According to Edgar, Dunn & Company, kiosks are popular among utility, mobile and other companies as they reduce payment time, reach a wider consumer segment particularly in distant geographies and provide information to consumers. Kiosks only require one square meter of floor space, a power source and either a phone or internet connection, and can therefore be located in a range of convenient locations, both in areas of foot-traffic or in remote areas of Russia to fill the financial services gap. According to J’Son & Partners Consulting, the number of non-bank kiosks in Russia is estimated at approximately 227,900 and in Kazakhstan at approximately 16,200. According to Edgar, Dunn and Company the number of Russians using kiosks to make payments, including utility bills, mobile and landline telephone payments, loan payments, virtual wallet reloads, payments to government entities and for internet shopping, increased from 39% to 67% between 2010 and 2012. According to J’Son & Partners Consulting, the total payment volume through non-bank kiosks in projected to grow from RUB 729 billion in 2011 to RUB 875 billion in 2017. Kiosks are also gaining popularity with online banks, virtual wallet providers and money transfer operators as a channel to enable online payments, domestic transfers and cross-border remittances. Some kiosk operators are further looking to using their network to expand into value added services such as advertising.

While there are a number of companies in the kiosk industry in Russia and Kazakhstan, we have a significant market share along with CyberPlat and RBK. Banks have previously tried to compete with kiosks using their ATM networks to provide additional functionalities such as bill payments and money transfer. However, according to Edgar Dunn & Company, the average cost (direct and indirect) of installing an ATM is typically significantly higher than that of installing a kiosk terminal, leaving the banks at a distinct disadvantage in terms of cost to expand their networks. In some cases, the cost of installing an ATM can be as high as $55,000 compared to $2,500 to install a kiosk.

The tables below show the historical, estimated and forecasted payment volumes for non-bank kiosks in Russia and Kazakhstan between 2009 and 2017.

Non-bank kiosk payment volume in Russia (RUB millions)
Actual			CAGR	Forecast						CAGR
2009A	2010A	2011A	’09 –’11	2012E	2013F	2014F	2015F	2016F	2017F	’12 – ‘17
580	660	729	12.1%	762	791	816	838	858	875	2.8%

Non-bank kiosk payment volume in Kazakhstan (RUB millions)
Actual			CAGR	Forecast						CAGR
2009A	2010A	2011A	’09 –’11	2012E	2013F	2014F	2015F	2016F	2017F	’12 – ’17F
22	30	41	36.8%	59	66	76	86	97	108	13.1%

Source: J’son & Partners

Virtual wallet market

Virtual wallets are Internet-based digital accounts that enable end-customers and merchants to store funds, transact with third parties and transfer money online using local and international payment methods.

The Russian virtual wallet market emerged in the late 1990s with the proliferation of the Internet. Benefiting from the growth and adoption of the Internet, the Russian virtual wallet market grew to a RUB 163.3 billion of payment volume in 2011 according to J’Son & Partners Consulting. The first key player in the market was WebMoney, which was established in 1998, followed by Yandex Money in 2002. We entered the virtual wallet market in 2007 and have since become one of the three leading players along with WebMoney and Yandex Money. WebMoney, Yandex Money and QIWI together captured over 90% of the virtual wallet market in 2011, according to J’Son & Partners Consulting.

According to J’Son & Partners Consulting, virtual wallet volume in Russia is expected to increase by over 300% to RUB 686.6 billion in 2017. Market growth for virtual wallet has been driven by the overall growth in consumer payments, proliferation of the Internet and ecommerce and increased consumer sophistication, and further penetration in electronic payments. Consumers have adapted to making electronic payments for a wide range of products, including utilities, games and for-fee services in social networks.

The table below shows historical and forecasted payment volume for virtual wallets in Russia between 2008 and 2017.

Virtual wallet payment volume, 2008–2017 (RUB billions)
Actual				CAGR	Forecast						CAGR
2008A	2009A	2010A	2011A	’08 –’11	2012F	2013F	2014F	2015F	2016F	2017F	’13 –’17
20	44	82	163	101.2%	281	389	477	554	624	687	19.6%

Source: J’son & Partners Consulting

According to Edgar Dunn & Company, virtual wallets in 2011 constituted only 13% of online payments in Russia with cash on delivery, payment cards, post office payments, bank transfers, SMS payments and others comprising the other 87%. According to J’son & Partners Consulting and Edgar Dunn & Company virtual wallets will further penetrate the online payments market. Coupled with the fact that online payments are expected to grow significantly, we expect the increased penetration to result in even faster growth for virtual wallets.

We believe that several developing countries, especially in the CIS, share similar dynamics with Russia and Kazakhstan in terms of cash usage, electronic payment adoption, ecommerce growth and virtual wallets adoption. We believe that such dynamics increase the opportunity for us to replicate our infrastructure in those countries.

BUSINESS

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using our network at least once a month. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. Our extensive network of interactive Qiwi kiosks also enables us to provide advertising services, and the billions of transactions we process annually allow us to collect and analyze valuable data, which we monetize by providing value added services. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. For example, according to Edgar, Dunn & Company, Russia remains a cash-dominated society for retail consumer payments with approximately 94% of the value of payments exchanged in cash in 2011, while the penetration of electronic payment services, such as credit and debit cards and point of sale terminals, significantly lags behind more developed economies. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of kiosks and terminals, virtual wallets and payment services that enable consumers to deposit cash, convert it into a digital form and remit the funds to a virtual wallet, a variety of Visa-branded prepaid cards or any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi brand. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute most transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as a bank account, credit card, direct payroll deposit or money transfer, that can be used to make payments and purchases at any time. Our services also allow over 54,000 merchants in Russia and other markets, including leading MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 8,400 agents who are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and setting the fee rates paid by consumers. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, our brand is very well-known and our kiosks and terminals provide unique physical access for approximately 160 million consumers. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize significant operating leverage with growth in volumes.

We generate revenues based primarily from payment processing fees paid by merchants and consumers based on the payment volume processed by the Qiwi platform. We generate additional revenue from advertising and other high margin non-payment services. For the years ended December 31, 2010, 2011 and 2012, our revenue was RUB 6,158 million, RUB 8,158 million and RUB 8,911 million, respectively, and for the six months ended June 30, 2012 and 2013, our revenue was RUB 4,027 million and RUB 5,412 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our adjusted net revenue was RUB 2,799 million, RUB 3,254 million and RUB 4,169 million, respectively, and for the six months ended June 30, 2012 and 2013, our adjusted net revenue was RUB 1,822 million and RUB 2,845 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our net profit from continuing operations was RUB 617 million, RUB 586 million and RUB 1,048 million, respectively, and for the six months ended June 30, 2012 and 2013, our net profit from continuing operations was RUB 428 million and RUB 807 million, respectively. For the years ended December 31, 2010, 2011 and 2012, our adjusted net profit was RUB 768 million, RUB 721 million and RUB 1,306 million, respectively, and for the six months ended June 30, 2012 and 2013, our adjusted net profit was RUB 493 million and RUB 1,002 million, respectively. See “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue and net profit, respectively.

Competitive Strengths

We believe that our combination of a proprietary network and integrated technology platform, a comprehensive suite of differentiated products and services, extensive retail distribution capabilities and a leading brand identity help differentiate us from our competitors and create significant barriers to entry. Our strengths include:

•

Market Leadership in Next-Generation Payment Services. We are a pioneer in the large and fast-growing market for next-generation payment services. We have established a leading market position in Russia and Kazakhstan through our broad retail distribution, large agent and consumer base, and significant payment volume processed. Our combined footprint, capabilities and scale have enabled us to gain new agents, sign up new merchants and gain enough market share to position us as a leading next-generation payment services provider in Russia, according to Edgar, Dunn & Company. We are also one of the most recognized financial services brands in the country, with 84% prompted brand awareness, according to Radar Research.

•

Comprehensive Suite of Differentiated Payment Services. Through our interface, we provide our consumers with a comprehensive suite of payment services that they can use to make payments to a large and diversified group of over 54,000 merchants. The breadth and depth of our payment services differentiate us because they offer significant convenience to our consumers and increase the utility of our network for merchants. Consumers can quickly and easily pay for goods and services using our kiosks and terminals, which are available 24 hours a day and seven days a week at convenient locations or, through our Visa Qiwi Wallet, online or through mobile services. Our comprehensive suite of services also allows our merchants to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid quicker and more easily.

•

Advanced, Proprietary Technology Platform. We designed and built our proprietary platform using advanced technology that enables us to connect consumers, and service providers seamlessly across our network of kiosks, terminals, virtual wallets and mobile devices operating across all major mobile operating systems. Our platform is highly scalable and provides the capabilities and flexibility to capture and process front-end (consumer facing) and back-end (back-office reporting and settlement) transactions for both closed-loop (vertically integrated) and open-loop (distributed network) payment services. Our platform also enables us to provide new and differentiated payment services, such as cloud-based “push payments” that are transacted and settled through a proprietary process that can be used to support a range of emerging targeted marketing and loyalty applications being developed for the online gaming, social media and other digital content industries. The versatility and flexibility of our technology platform has also enabled us to scale our business quickly in response to rising demand and new market opportunities, and to provide differentiated value, convenience and efficiency to our consumers and merchants.

•

Integrated Physical and Virtual Payment Capabilities. Our network of over 169,000 kiosks and terminals and over 14 million virtual wallets allows us to seamlessly provide complementary payment services in both physical and virtual environments. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across traditional physical or online environments interchangeably. For example, a consumer can purchase a product from an online retailer using Visa Qiwi Wallet, and then pay for the product using a kiosk or terminal at a convenient location. While there are other vendors that can provide payment services in one or the other environment in the markets we serve, we believe that we are highly differentiated given our ability to provide both services on a large scale through a single, integrated network, brand and business model. We believe the complementary combination of our physical and virtual payment services provides a level of convenience to our consumers and merchants that is a competitive advantage and creates a strong network effect that has driven payment volume across our business. We believe the breadth and combination of our integrated physical and virtual distribution capabilities are difficult to replicate and represent a barrier to entry for potential competitors.

•

Agent Model and Diverse Distribution Channels. We have built numerous, diverse and efficient distribution channels for our payment services in multiple countries. Our physical distribution network has been built using our proprietary agent model pursuant to which our over 8,400 agents are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and for setting the fee rate paid by consumers. Our agent model allows us to minimize the capital requirements necessary to grow our network while benefiting from the distribution and motivation of regional agents who are economically incentivized to maximize the volumes of payments processed at their kiosks and terminals. On the Internet, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. We also partner with over 54,000 merchants who integrate and accept payments through our various kiosks, terminals or virtual wallet.

•

Powerful Media and Targeted Marketing Services. We are an innovator in using our distribution channels as an advertising medium. Our kiosks are a differentiated advertising channel in Russia, with over 108,000 kiosks available for targeted marketing. As part of our advertising services offering, clients can run advertising campaigns, educate consumers about a product or brand using our kiosks, and push content to and from our kiosks to consumers’ mobile phones. Our kiosks, terminals and virtual wallet are also rich sources of detailed user transaction data that is very valuable to advertisers looking to influence buying decisions at consumer touch points. This data can be leveraged for targeted marketing, to increase customer loyalty and to cross-sell additional products, providing a differentiated value proposition to our partners and consumers and a competitive advantage to us.

•

Strong Compliance and Security Infrastructure. Given the breadth of our network, the integration of our services and our proprietary technology platform, we believe we have built a regulatory compliance and security infrastructure that can adapt to the relevant regulatory landscapes. Given our growing international footprint and our strong presence in emerging markets where regulations are still developing, we develop and implement localized regulatory compliance teams and infrastructure that can quickly respond to legislative and regulatory changes in countries where we do business. In addition, we believe the control, data collection and data analysis capabilities of our proprietary network and technology platform have enabled us to develop a strong security infrastructure that is differentiated in the markets we serve and trusted by our consumers, merchants, agents and partners.

Growth Strategies

We plan to grow our business over the course of the next few years by continuing to execute on the following key strategies:

•

Increasing the Number of Network Participants. We intend to grow our business by expanding the number of participants in our network and increasing the utilization of our payment services. We will seek to attract and retain consumers by enhancing the value of our core payment services, adding new payment services, adding new merchants that accept Qiwi-branded payment services and introducing a range of value added services across our network. We intend to expand our distribution capabilities by establishing new relationships with partners and other participants in the payments ecosystem such as other payment networks, financial institutions, payment services providers, or PSPs, MNOs, internet service providers, cross-border remittance providers, bill payment aggregators and value added resellers. Over time, we also intend to expand the reach of our network and the use of our services to the retail point-of-sale of our merchants.

•

Leverage Scale in Physical Distribution to Expand Adoption and Use of Virtual Services. We intend to leverage our large, active base of over 60 million consumers who use our kiosks and terminals to conduct at least one transaction per month to drive the adoption and usage of our other payment offerings, such as our virtual Visa Qiwi Wallet and Visa prepaid cards. As of June 30, 2013, we had over 14 million active Qiwi Wallet consumers who use our online and mobile Qiwi Wallet for at least one transaction every 12 months. In 2012, we issued over one and a half million Visa-branded prepaid cards which can be used for a single transaction, several transactions up to a fixed, pre-funded amount or on a recurring basis as funds are replenished into the account. The integration of our physical distribution capability (kiosks and terminals) with a virtual interface and remote access capability (Visa Qiwi Wallet) gives consumers the convenience of being able to use our services in multiple environments seamlessly and interchangeably, which we believe differentiates us and will continue to drive growth across our network for all our products and services.

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Expand Portfolio of Higher Yielding Products and Services. We intend to leverage our existing infrastructure, network of merchants and consumers and flexible technology platform to continue to innovate and introduce new, value added, high-margin products and services to address evolving consumer demands, provide cross-selling opportunities, and expand existing value added services that would increase revenue per customer. For example, we have introduced a range of targeted marketing and remote banking services to help merchants and banks reach consumers more effectively and we are developing a workshop that allows our merchants to create their own kiosk, online and mobile applications, or “apps”. We believe our large base of consumers provides an attractive, captive audience to cross-sell these new products. We also believe that our flexible technology platform will allow us to quickly integrate with different merchants and provide access across various interfaces such as kiosks and terminals, mobile, online and social apps.

•

Enter into New Geographies. We plan to replicate our business model in other countries, using a measured approach towards expansion. We intend to grow our operations outside Russia and Kazakhstan by directly investing in specific countries where we feel we can use our operational experience to execute successfully. While our expansion efforts are at an early stage, we have begun to expand into Moldova, Romania, Belarus, Brazil, Jordan and the United States. Over the longer term, we also plan on growing in certain countries by franchising our operations – these countries include Argentina, Chile, China, Colombia, India, Panama, Peru, South Africa, Ukraine and certain other countries. As part of our international expansion, we intend to license our technology and platform to other payment services providers and networks around the world. We plan to create a payments interface that other participants in the payments ecosystem can connect to, including merchants in new geographies, acquiring and issuing banks, PSPs, PSP aggregators and mobile commerce platforms. We believe participants could use this interface to access the capabilities provided by Visa Qiwi Wallet and our kiosks and terminals and make our payments platform accessible internationally in an open-loop scheme, allowing us to enhance our brand identity, broaden our consumer reach and monetize our technology platform.

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Expand Visa Qiwi Wallet Internationally in Cooperation with Visa. We plan, as a part of the strategic agreement with Visa, to transition Visa QIWI Wallet from a single bank model operated only by Qiwi Bank to a digital wallet with a stored value account based on a Visa prepaid card that can be issued by any Visa member bank. QIWI and Visa are working to open the QIWI platform to other Visa member banks in Russia and the CIS. In the long-term we plan to introduce Visa Qiwi Wallet in several additional countries.

Our Business Operations

We divide our business into two principal segments, Visa Qiwi Wallet and Qiwi Distribution. These two segments are highly synergistic, creating a self-reinforcing network that we believe has accelerated growth across both segments.

Qiwi Distribution

Overview

Our Qiwi Distribution segment comprises approximately 122,000 kiosks and 47,000 terminals that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provide the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, at thousands of convenient locations, without the need to interact directly. Our kiosk and terminals can connect any consumer to over 3,000 merchants and can connect consumers with a Visa Qiwi Wallet account to over 54,000 merchants.

The following map shows the location of our over 167,000 kiosks and terminals across the federal districts of Russia and Kazakhstan as of June 30, 2013:

In 2010, 2011 and 2012, Qiwi Distribution processed RUB 361 billion, RUB 408 billion and RUB 465 billion in payments and had approximately 107,000, 120,000 and 120,000 kiosks and 52,000, 51,000 and 49,000 terminals in its network as of year-end, respectively. For the six months ended June 30, 2013, Qiwi

Distribution processed RUB 241 billion payments and had approximately 122,000 kiosks and 47,000 terminals in its network as of June 30, 2013, compared to RUB 214 billion payments for the same period in 2012 and approximately 119,000 kiosks and 51,000 terminals as of June 30, 2012.

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software which enables consumers to make cash payments to merchants. Each kiosk is connected to our network using a dedicated SIM card, and is typically equipped with a cash- and coin-acceptor, a printing device, and a transaction recording device and may include a card reader and coin changer. Our kiosks are assembled by third party manufacturers using our proprietary specifications. Kiosks are relatively easy and inexpensive to install and operate and are equipped with specialized software that monitors the condition of the kiosk and its components, the amount of cash stored, and the sufficiency of expendable materials such as thermal paper. A kiosk is also relatively simple to assemble, and we generally have not encountered any issues in relation to underproduction or shortage of kiosks. There are 22 base models of kiosk available in the Russian market.

In addition to kiosks, our network includes approximately 47,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. While we generally do not sell any kiosks ourselves, we assist our agents in negotiating favorable pricing with vendors. In limited circumstances, we also lease kiosk locations through contracts with large retail networks and sublease those locations to our agents.

How Our Kiosks and Terminals Work

To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer from among its accounts. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash and coin acceptor, which automatically recognizes the value of the banknotes and/or coins. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier at a cash desk, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes over 8,400 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. For the six months ended June 30, 2013, no agent accounted for more than 6% of the total payment volume of Qiwi

Distribution in Russia. On average, each of our agents owned 20 kiosks and terminals as of June 30, 2013. As of June 30, 2013 the top 5 agents accounted for 17% of the total payment volumes of Qiwi Distribution in Russia. We do not consider ourselves to be materially dependent on any of our agents.

Our contracts with the agents are usually for an indefinite term and may be terminated with 30 days prior notice. Our agent contracts do not have exclusivity clauses. Our agents determine the total fee that a consumer pays on each transaction. We usually do not cap these fees, except at the merchant’s request. When the fee payable by the consumers is capped, we normally award the agents with an increased fraction of the merchant fees.

Our International Kiosks and Terminals

Almost all of Qiwi Distribution’s business operations are currently in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania, Belarus and the United States. In the near term, we plan to expand into certain CIS countries, which have consumer patterns similar to those in Russia and in particular share the reliance of the population on cash transactions and the prevalence of prepaid mobile plans. We also believe that Brazil has significant growth potential in the future. We currently conduct our operations in Brazil through an equity associate which holds a license to use our technology, but we may increase our stake in it to a controlling one if the operations are successful. In the coming years, we also plan on growing in certain countries by franchising our operations, including Argentina, Chile, China, Colombia, India, Panama, Peru, South Africa and Ukraine.

Visa Qiwi Wallet

Overview

Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia that allows accountholders to pay for the products and services of over 54,000 merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. According to Edgar, Dunn & Company, Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia.

Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Qiwi Wallet became a co-branded product pursuant to our Framework Agreement with Visa entered into on November 19, 2012.

In 2010, 2011 and 2012, we processed RUB 27 billion, RUB 65 billion and RUB 152 billion in transactions through Qiwi Wallet and had 6.0 million, 8.1 million and 11.4 million active virtual wallets registered with our system as of year-end, respectively. For the six months ended June 30, 2013, we processed RUB 112 billion in transactions through Qiwi Wallet and, as of June 30, 2013, had 14.1 million active virtual wallets registered with our system, compared to RUB 59 billion in transactions for the same period in 2012 and 9.2 million virtual wallets as of June 30, 2012.

Our Virtual Wallet

With Visa Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as a bank account, credit or debit card, direct payroll deposit or money transfer, that can used to make payments, purchases and peer-to-peer transfers. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked. The account loading process is simple and intuitive regardless of the interface that the consumer uses to access Visa Qiwi Wallet, whether it is our own website, the screen of a kiosk, the virtual banking service of the consumer’s bank or a mobile app. Normally, a consumer just needs to enter the unique identification number of his or her virtual wallet and indicate the amount and (if not circumstantially evident) source of money he or she wishes to load to the account. Likewise, while the process of making a payment through Visa Qiwi Wallet may vary slightly depending on the interface, it is always intuitive.

We believe that a key part of our service offering is consumer convenience and ease of use. Visa Qiwi Wallet is available through a variety of interfaces, including mobile apps, its own website, touch-screens of our kiosks, merchant websites, social network applications, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Visa Qiwi Wallet directly through mobile apps and our own website rather than through our kiosks (which were the most popular Qiwi Wallet interface initially), demonstrating a shift in consumer perception of Qiwi Wallet from an extension of the kiosk functionality to a self-sufficient product.

We offer downloadable Visa Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android, Java, Microsoft Windows Mobile and Windows Phone, RIM Blackberry and Blackberry Playbook, Samsung Bada and Samsung Smart TV. We also support major mobile operating systems: iOS, Android and RIM. We believe that these efforts are a vital part of our overall marketing strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through Visa Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Visa Qiwi Wallet interface. After entering Visa Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from a drop-down list or using a search function and to type in the payment amount. Consumers are not subject to a fee when making most payments through Visa Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Visa Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, eliminating the perceived risk of fraud associated with online payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. During the check-out process at a merchant website, the consumer chooses Visa Qiwi Wallet as a payment method and is re-directed to a Visa Qiwi Wallet web page. Next, if the consumer is already registered with Visa Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Visa Qiwi Wallet account is linked and his or her Visa Qiwi Wallet password. If the consumer is not yet registered with Visa Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Visa Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Visa Qiwi Wallet account, a bank card previously linked to the Visa Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer is using and transmitted to the merchant. The only option available to consumers who did not have a Visa Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Visa Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making a cash deposit at a kiosk or terminal, bank cards and accounts, online banking, ATMs, direct payroll deposit, retail and traditional money transfers. Visa Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest free cash reload network in Russia. We believe that by offering the convenience of reloading at our kiosks and terminals, we increase the likelihood of consumers using other services that we offer.

Qiwi branded kiosks and terminals are the primary means by which consumers reload their Visa Qiwi Wallet accounts, with RUB 83 billion of total reloads during the six months ended June 30, 2013. However, the percentage of reloads made through bank cards and directly from bank accounts has been consistently growing over the last few years. Consumers also use third-party networks for cash reloads.

Our International Virtual Wallets

As of June 30, 2013, the vast majority of active Visa Qiwi Wallet accounts were based in Russia. We expect the international expansion of Visa Qiwi Wallet to be focused on markets with high volumes of money transfers to and from Russia and a low penetration of banking services. These are primarily the CIS countries from which there is a significant labor migration inflow into Russia. Migration patterns drive demand for money remittance services and cross-border payments, which we intend to make our core offering in these markets. We believe that our services could also be in demand with ecommerce businesses which seek to increase their customer base in Russia.

We expect that our alliance with Visa will substantially increase Visa Qiwi Wallet’s international reach, since the alliance gives Visa Qiwi Wallet global access to all Visa accepting merchants, eliminating the necessity to build a merchant network each time Visa Qiwi Wallet is launched in a new country.

Qiwi Bank

In September 2010, we acquired Qiwi Bank (which is licensed as a bank in the Russian Federation) to serve as a platform for our Visa Qiwi Wallet business. Currently, Qiwi Bank processes all Visa Qiwi Wallet transactions, although we expect that over the course of 2013 the Qiwi platform will be opened to other Visa member banks in Russia and the CIS. When a consumer deposits cash on his or her Visa Qiwi Wallet account, Qiwi Bank issues a virtual prepaid card to a consumer. Qiwi Bank also issues plastic cards to Visa Qiwi Wallet consumers. Funds received by Qiwi Bank resulting from customers loading and reloading their Visa Qiwi Wallet are held on Qiwi Bank’s account. Qiwi Bank does not pay interest on Qiwi Wallet accounts. Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties. See also “Regulation” for a brief description of the regulatory regime applicable to the Qiwi Bank.

Qiwi Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in the markets we serve of fraud associated with traditional credit and debit cards. Our Visa prepaid cards can be purchased through a Visa Qiwi Wallet or a Qiwi kiosk and currently consist of the following card products:

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Qiwi Visa Virtual Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Virtual cards have a prepaid balance and are valid for three months. During the six months ended June 30, 2013, we sold over 345,000 Qiwi Visa Virtual cards and processed RUB 499 million in payment volume on these accounts.

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Qiwi Visa Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Cards are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 12 months. During the six months ended June 30, 2013, we sold over 4 million Qiwi Visa Cards and processed RUB 1,860 million in payment volume on these accounts. Although it is envisaged that all new Visa Qiwi Wallet accounts will be linked to Visa prepaid virtual cards by default, it is likely that Qiwi Visa Card will be continued as a standalone product as well.

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Qiwi Visa Plastic Cards – are plastic cards that are delivered to a consumer via mail or courier services after purchase and can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards can also be used to withdraw cash from a participating ATM, are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 12 months. During the six months ended June 30, 2013, we sold 88,000 Qiwi Visa Plastic Cards and processed RUB 5,533 million in payment volume on these accounts.

Qiwi Visa co-branded cards are issued by Qiwi Bank pursuant to an agreement with Visa International Service Association. Under the agreement, Qiwi Bank is authorized to issue Visa-branded prepaid cards within Russia, and to offer and perform Visa Money Transfer transactions in and between Russia, Ukraine, Kazakhstan, Uzbekistan, Georgia and Tajikistan, using Visa’s electronic payments processing network to deliver transferred funds. The agreement is effective through February 3, 2017 and is automatically renewable for subsequent one-year terms unless terminated by either party by notice to the other given at least 90 days before the end of the then-applicable term. Visa may terminate the agreement at its sole discretion upon 180 days’ prior written notice or without notice in case of, among other things (1) Qiwi Bank’s material breach of the agreement; (2) Visa’s determination that the continuation of the agreement may cause damage to Visa or the Visa brand; or (3) Visa’s reasonable belief that Qiwi Bank has undergone, or will undergo, a merger, acquisition, or other change of corporate form or control.

Value Added Services

Our network of merchants and consumers and flexible technology platform enable us to introduce innovative, value added, high-margin products and services that can generate more revenue per consumer. In November 2006, we started using the interfaces of our kiosks as an advertising medium, leveraging the strength of our network and the data that we receive from our consumers. We advertise mostly in the form of pop-up ad banners in the kiosk interface that allow a consumer to enter a microsite with a detailed product description. Each kiosk has 12 advertising spaces on its screen. Additionally, at the end of a transaction where a payment is made to an MNO we may send an SMS message to the consumer to confirm the specific transaction. This SMS message may also contain an advertisement of a product or service, provided the consumer has not opted out from receiving such advertisements. During 2012, this service generated approximately 45 million contacts per month which is based on the number of SMS messages per month that include advertising. We also allow advertisers to create a branded page in a subsection of the kiosk menu.

We have recently introduced a “remote banking” service that allows our consumers to use the electronic banking services of the banks at which they maintain their accounts through our kiosks. Consumers can access their accounts online through a hyperlink icon on the kiosk screen. The scope of the electronic banking services available to a consumer depends on the terms of our agreement with the respective partner bank.

Merchants

As of June 30, 2013, we had more than 54,000 merchants. Our merchants are vendors, including mobile network operators, utilities, banks and online retailers. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Visa Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Visa Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for both kiosk and Visa Qiwi Wallet accounts. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

The terms and conditions of our agreements with merchants vary significantly and are usually tailored to each merchant’s needs. Due to regulatory concerns, we enter into separate agreements with merchants for each of our two segments. As a result, those merchants that can be accessed both directly through hyperlink icons on kiosk screens and through Visa Qiwi Wallet normally have two agreements with us, one with OSMP and the other with Qiwi Bank, our principal operating subsidiaries for the respective segments. The merchants that can only be accessed through Visa Qiwi Wallet normally enter into agreements with Qiwi Bank only. The agreements OSMP enters into with merchants are normally agency agreements. The term of these agreements is usually unlimited or automatically renewable upon expiration of the effective period; however, under Russian law, these agreements may be terminated unilaterally by any party without prior notice. Qiwi Bank’s agreements with merchants are normally structured as prepaid card acquiring agreements, since, as described in more detail in the section headed “Regulation,” we treat the electronic money of Visa Qiwi Wallet accountholders as virtual prepaid cards.

Our merchants fall into three broad categories. The most significant category includes various service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented the largest portion of our merchant base and are expected to continue to do so for the foreseeable future. For the years ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2013, the Big Three MNOs accounted for 65%, 60%, 47% and 40% of our payment volume for our Qiwi Distribution segment in Russia, respectively. However, their share in our transaction volume has been falling over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading.

The second category of merchants is those in the financial services industry, and includes banks, insurance companies and money transfer services providers. As of June 30, 2013, we accepted payments on behalf of over 210 banks, including most Russian retail banking industry leaders such as Sberbank, Bank of Moscow, VTB 24, Alfa-Bank, UniCredit Bank, Rosbank, Promsvyazbank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger audience through our network by enabling their customers to make deposits and repay loans. We also work with major Russian and international money transfer businesses such as Contact, Unistream and PrivatMoney, and insurance companies such as Allianz. From August 2010, we offer our consumers Visa Personal Payments and MasterCard Money Send services, which allow a Visa Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, a mobile app, or a kiosk touch-screen, and with the only information required being the number of the recipient card.

Our third major category of merchants comprises businesses that sell their products and services online, including social networks such as Facebook, Vkontakte and Odnoklassniki, online stores such as Ozon.ru, Groupon and online game developers. We also accept payments on behalf of software producers, coupon websites, and numerous other merchants. Our kiosk and terminal network provides these businesses with an attractive offline interface to their online offering.

While we already have considerable penetration with recurring payments merchants (such as MNOs and internet services providers), financial services providers and ecommerce businesses, there are numerous markets in which we see significant opportunity to add merchants. For example, we view payments for fee-based services for federal, state and municipal authorities as a potential growth sector as these authorities increasingly automate payments. We have already entered into direct agreements with the Federal Tax Service, the State Traffic Safety Authority, the Independent Security Services Bureau of the Interior Ministry’s Moscow Department, the Federal Bailiff Service and the Federal Service for State Registration, Cadastre and Cartography.

Relationship with the major MNOs

The three major Russian MNOs, MegaFon, VimpelCom and MTS, which are sometimes collectively referred to as the Big Three, were our first, and have historically been our largest, merchants. Each of our agreements with the Big Three is either for an indefinite term or automatically renewable upon expiration of the effective period. In each case, either party may terminate the agreement at any time by giving prior written notice to the other party. Various penalties, including fines and accelerated termination, are provided for in case we do not transmit the consumers’ payments within a specified deadline. The merchant fee payable to us depends on whether a consumer fee is levied and on the payment method (cash, bank cards, virtual wallet) and is expressed as a percentage of the volume of payments we process for the respective MNO. Over time MNOs have used their significant negotiating power to lower or eliminate merchant fees, prompting our transition to consumer fees and value added services.

Our Technology Platform

Visa Qiwi Wallet and Qiwi Distribution are based on our advanced, proprietary technology platform. All of our key technology has been developed in-house. Our platform consists of three key elements: an Oracle database, a Java-based processing system and various consumer, merchant and agent interfaces. The interfaces are connected to the processing system through a secure protocol.

Our physical platform consists of two leased data centers (primary and reserve), one of which is located on our office premises while the other is at a third-party location. One of the data centers has been certified as compliant with PCI DSS, an industry standard for security and data protection. We are able to switch our processing from the primary to the reserve data center within fifteen minutes in case of any accident or disaster.

Our kiosks and terminals are not connected to each other, reducing the risk of a virus spreading throughout our entire network. The principal software under which the kiosks operate is our proprietary application Maratl, which enables acceptance of payments on kiosks through our processing system. The software products used on our terminals are also proprietary applications.

Visa Qiwi Wallet has a robust fraud control filter system that is designed to trace suspicious transactions and block associated accounts. In the vast majority of cases, fraud through Visa Qiwi Wallet is attributable to scams rather than to a security system failure. We employ a 3-D secure system similar to those adopted by major payment networks. 3-D Secure adds a further layer of security to online payments by requiring the consumer to perform an additional authentication step, usually through entering a confirmation code sent by SMS to the consumer’s mobile phone. Our system requires a consumer to enter both a permanent code linked to his or her particular account, and a one-time pad code which is unique to each transaction.

Our Framework Agreement with Visa dated November 19, 2012 imposes stringent security requirements on us to protect the data of our consumers. Under the terms of this agreement, we are under an obligation to be compliant with Visa-approved security standards and to undergo periodic audits to confirm such compliance.

Sales and Marketing

We have a dedicated team of over 200 sales and marketing personnel who seek to expand our network of agents and merchants, attract and maintain consumers and promote our products. Our marketing program includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants.

Brand Awareness

We believe our brand is a household name in Russia. According to Radar Research, “Qiwi” is the most recognized Russian brand among kiosk operators and electronic payment services providers with a prompted brand awareness of 84%.

In addition, we believe that in our sector maintaining a social media presence is important to sustaining brand awareness. As a result, we have a dedicated team of people who regularly update our Facebook, Twitter, Vkontakte and LiveJournal accounts. We also use social networks to seek feedback from our consumers to improve our business.

As part of maintaining our brand image, we have employees available to respond to agent and merchant concerns and to handle consumer issues.

Advertising and Promotional Activities

Because we maintain a kiosk network as widespread and visible as ours, third-party advertising is not as important to maintain brand awareness. We maintain a relatively low advertising profile, mostly employing Internet advertising to promote Qiwi Wallet.

In addition, we engage in promotional campaigns together with our merchants, in which merchants offer discounts to their customers who make payments through our network.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, hours of operation, loyalty programs, reliability and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers and MNOs), traditional kiosk and terminal operators and electronic payment system operators as well as other companies which provide various forms of payment services, including electronic payment and payment processing services.

We face significant competition from major retail banks for our services, including both our Qiwi Distribution and Visa Qiwi Wallet businesses. Our competitors include, among others, Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have robust electronic payment products and large retail networks. Some retail banks are currently developing their own kiosk networks and are active in the area of electronic payment products.

We also face competition from major telecommunication and media devices retailers, including Euroset and Svyaznoy, which offer some financial and payment services of third-party providers, such as instant money transfers, loan repayments, utilities payment and other services, and sell third-party insurance and consumer banking products, building on the strength of their retail networks. We compete to an extent with the MNOs, which allow their subscribers to make instant payments using their mobile phone balances.

We also potentially face competition from the Russian Post, due to its vast network of offices throughout Russia which accept payments for certain third-party services, including utilities and banking services.

Finally, we also compete against some directly comparable businesses, such as traditional kiosk and terminal operators (primarily CyberPlat and Elecsnet) and electronic payment system operators (primarily Yandex.Money (a majority stake in which was recently acquired by Sberbank) and WebMoney).

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property.

Our in-house know-how is an important element of our intellectual property. Almost all of our key software has been developed in-house by our employees. Accordingly, we seek to enter into confidentiality and copyright assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology.

QIWI and QIWI-“KIVI” are registered trademarks in Russia, and we have filed applications for registration of our brand name in over 15 countries. We also hold registrations for the brand name QIWI-“KIVI” as a trademark in the CIS and in other countries as well as under the Madrid Agreement and Protocol. We also hold several software copyright registrations, including for software applications, such as “Maratl”, “Observer”, “Application for POS-terminal Ingenico”, “Application for POS-terminal NURIT”, “Universal Payment Gateway Server”, and “Universal Processing System.” We have obtained copyright registrations for some of our software in Russia and in the United States.

Facilities

We currently lease a total of over 7,000 square meters in two locations in Moscow that serve as our headquarters. We intend to move into new office premises at Severnoe Chertanovo Microdistrict, 1, and entered into a pre-lease agreement for the new premises on June, 14, 2013. In connection with this move, we expect to terminate the lease agreements on Varshavskoe Highway 125, Buildings 1 and 18a, from October 1, 2013. We will continue to rent small premises on Varshavskoe Highway 125, Building 1 for the purpose of archiving. We intend to terminate our lease agreement for the premises on Petrovskiy Lane 10/2 in late 2013. The respective termination agreements have been signed and are in the process of registration with the relevant state authority. In Kazakhstan, we lease offices in Astana and several other major cities.

Employees

The following table sets out the average number of employees for the years ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2013 by function.

	For the year ended 31 December,			For the six months ended June 30, 2013
	2010	2011	2012
Qiwi Distribution	645	680	662	660
Front Office	240	274	268	270
Back Office	263	250	239	235
IT Personnel	142	156	156	156
Qiwi Wallet	246	223	241	276
Front Office	151	116	112	118
Back Office	64	67	78	95
IT Personnel	31	39	52	63
Other	109	116	110	101
Total	1,000	1,018	1,013	1,037

We intend to conduct an internal reorganization to change our organizational structure from a business unit organizational structure where Qiwi Distribution and Qiwi Wallet are largely managed as separate entities to a functional structure where management will be focused on centralized core operational tasks such as sales, marketing and finance. The reorganization is intended to account for the growing overlap of our businesses, with Qiwi Distribution becoming a significant distribution channel for Qiwi Wallet. Management expects to complete this reorganization in 2014. As a result of this reorganization, certain personnel and positions, in particular with respect to our officers, may change substantially.

We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best software engineers, as well as talented sales, marketing and financial and administrative staff. We seek to create a dynamic, fulfilling work environment, encouraging participation, creativity, the exchange of ideas and teamwork. We believe that our relations with our employees are good.

Legal Proceedings

From time to time, we are involved in various litigation matters arising in the ordinary course of our business. We are not currently, and have not been in the recent past, subject to any legal, arbitration or government proceedings (including proceedings pending or threatened) that we believe will have a material impact on our business, financial condition and results of operations.

REGULATION

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment services anti-money laundering, data protection and information security and advertising services. Qiwi Bank is also subject to numerous laws and regulations governing banking activities in Russia.

Regulation of Payment Services

Visa Qiwi Wallet

The regulation of the payment services industry in Russia is relatively nascent. Laws and regulations specifically governing the industry have recently been enacted but remain virtually untested. A legislative framework is not yet fully developed, and, moreover, is not universal, and various business models that payment services providers such as ourselves pursue are regulated differently.

Our Visa Qiwi Wallet business conducts its operations primarily in the form of cashless transfers with the use of bank cards. For regulatory purposes, when a Visa Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card.

A prepaid card is an electronic means of payment allowing its holder to carry out transfers of electronic money within the limits of the funds previously deposited with the issuing credit institution. Amendments to the CBR Regulation No. 266-P “On the Issuance of Bank Cards and Payment Cards Operations” conferring the status of electronic means of payment on prepaid cards were approved by the CBR Directive No. 2862-U dated August 10, 2012, and came into effect on July 1, 2013. From that date, the legal regime of the prepaid cards is that established for electronic money by the recently enacted Federal Law of the Russian Federation No. 161-FZ “On the National Payment System” dated June 27, 2011, as amended, or the Payment System Law.

Electronic money is defined under the Payment System Law as prepaid monetary value contributed by the “provider” to the “obligor” of which a record is kept by the obligor without the opening of a bank account, which can be used for the settlement of the provider’s monetary obligations towards third parties, and in respect of which the provider may only issue instructions via electronic means of payment. Electronic money is also treated as a liability of the obligor towards the provider. Electronic means of payment are defined as any methods and instruments which allow drawing up, certifying and transmitting instructions for electronic money transfers and which employ information and telecommunication technologies, electronic data carriers and other technical devices. The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization Laundering) of Criminally Obtained Income and Funding of Terrorism” dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 100,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment. The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000.

Under the Payment System Law, any electronic payments may only be made through so-called “electronic money operators”, which shall necessarily be credit institutions. Qiwi Bank is an electronic money operator for payments made through Visa Qiwi Wallet. All electronic money operators are required to adopt their own regulations on electronic money transfers and report to the CBR once they commence electronic money transfer operations.

The Payment System Law also establishes a legal framework for mobile payments, which allow to reload the payer’s electronic money balance out of funds deposited as an advance payment with a mobile operator.

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in case of violations and impose administrative liability on the offenders.

Qiwi Distribution

In connection with our Qiwi Distribution business, OSMP is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents” dated June 3, 2009, as amended, or the Payment Agents Law. The Payment Agents Law is inapplicable to electronic payments and thus does not regulate our Visa Qiwi Wallet business. The Payment Agents Law defines payment agents as intermediaries that collect payments due from individuals to merchants.

The Payment Agents Law only applies to services providers such as OSMP that process cash payments without having the status of a credit institution (under Russian law, credit institutions include banks and non-banking credit institutions which are entitled to carry out a limited number of banking operations) and thus are not regulated by banking legislation. Merchants on whose behalf payment agents may accept payments include legal entities and individual entrepreneurs, as well as state and municipal authorities and budget-funded entities that provide fee-based services in furtherance of their functions. The Russian Ministry of Finance has issued a formal clarification stating that personal taxes, duties and related fines may not be paid through payment agents. To ensure compliance with these requirements, payments to tax authorities that we accept through our kiosks and terminals are processed by Qiwi Bank rather than OSMP, making these operations subject to banking legislation and thus excluded from the scope of the Payment Agents Law. The Payment System Law expressly permits credit institutions to use kiosks and terminals for the purposes of accepting payments from individuals.

The Payment Agents Law requires payment agents to comply with the Anti-Money Laundering Law. A payment agent may only act as such once it registers with the government authority responsible for compliance with the Anti-Money Laundering Law (currently, the Federal Service for Financial Monitoring, or Rosfinmonitoring).

A payment agent acts on the basis of an agency agreement with the merchant. Such agency agreements are governed by the Russian Civil Code, certain provisions of which are described in more detail below. A payment agent may also engage sub-agents (referred to as “payment sub-agents” under the Payment Agents Law) if the agency agreement so provides. Our agents act as payment sub-agents for the purposes of the Payment Agents Law. Payment sub-agents may not accept payments that require identification of the customer pursuant to the Anti-Money Laundering Law. Under the Anti-Money Laundering Law, such customer identification is required for all transactions exceeding RUB 15,000. In compliance with these requirements, the software installed on our kiosks and terminals does not allow accepting sums in excess of this amount per single payment.

The payment agent’s obligation to transmit the funds to the merchant is required to be either insured or secured by means of a pledge, guarantee, or otherwise. The amount of such insurance or security is not statutorily fixed, and there are no other guidelines regarding this requirement.

Acceptance of payments on behalf of certain types of merchants, including credit institutions and foreign entities, is carved out from the scope of the Payment Agents Law. This does not imply that a company which has the status of a payment agent is prohibited from accepting payments on behalf of such merchants. However, activities in this regard are not regulated by the Payment Agents Law, but rather by the universally applicable provisions of the Russian Civil Code pertaining to agency agreements. In particular, the Civil Code contains some basic requirements for agency agreements, including their conditions and their termination and sets out rules pertaining to certain rights of the agent and the principal and allocation of various responsibilities between them. Agency services may not be provided free of charge. The Civil Code permits agency agreements to include exclusivity clauses. Agency agreements may be entered into for fixed or indefinite periods of time. However, if an agency agreement is entered into for an indefinite period of time, it may be terminated unilaterally at the discretion of either counterparty.

The Payment Agents Law provides that payment agents are entitled to levy fees from the merchants’ customers for each transaction processed by them. These fees are not statutorily capped.

Since 1 April 2010, payment agents have been required to use cash registering facilities with a built-in fiscal memory and a reference tape (an electronic devise which allows long-term storage of records of transactions performed through a kiosk), in order to monitor payments received. They are also required to issue receipts for each transaction.

The Payment Agents Law requires both the payment agent and the merchant serviced by it to maintain segregated bank accounts for the purpose of depositing funds received from the customers and from the payment agent, respectively. All funds received by a payment agent need to be deposited into such specialized accounts.

The activities of the payment agents are monitored by the CBR, though its authority in this respect is limited to collection, systematization and analysis of industry data.

Banking Regulation

Our Qiwi Bank is a “credit institution” and is accordingly subject to the following financial services-related laws and regulations:

The Banking Law

Federal Law of the Russian Federation No. 395-1 “On Banks and Banking Activity” dated December 2, 1990, as amended, or the Banking Law, is the main law regulating the Russian banking sector. Among other things, it defines credit institutions, sets forth the list of banking operations and other transactions that credit institutions may engage in, and establishes the framework for the registration and licensing of credit institutions and the regulation of banking activity by the CBR.

The Banking Law provides for a list of the so-called “banking operations” that cannot be conducted without an appropriate license from the CBR, including, among others, accepting deposits, opening and maintaining bank accounts, performing money transfers from and to bank accounts of the clients, and performing money (including electronic money) transfers without opening a bank account (other than postal transfers), etc. The latter type of banking operations is the only one that our Qiwi Bank pursues as a main line of business, although its licenses also permit it to accept deposits from individuals and legal entities, invest the funds received in the form of deposits, maintain accounts for individuals and legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency and issue bank guarantees.

Role of the CBR

The CBR operates under the Federal Law of the Russian Federation No. 86-FZ “On the Central Bank of the Russian Federation” dated July 10, 2002, as amended, or the CBR Law. The CBR is a legal entity and is operationally independent from the Russian government. The CBR has a head office in Moscow and regional branches in the constituent entities of the Russian Federation, as well as local branches.

Pursuant to the CBR Law, the Banking Law and the Federal Law of the Russian Federation No. 173-FZ “On Currency and Currency Regulation” dated December 10, 2003, as amended, or the Currency Law, the CBR has the authority to issue and implement binding regulations governing banking and currency operations. The CBR’s main functions include determination and implementation of the monetary policy of the Russian Federation in cooperation with the Russian government, regulation and oversight of the banking sector in a quasi-state agency capacity, certain limited banking operations and transactions, issuance of currency and regulation of its circulation, regulation of foreign currency operations in the Russian Federation and foreign currency operations conducted by Russian residents abroad, and domestic government debt service and federal budget administration. The CBR also carries out supervision and monitoring of the national payment system. On September 1, 2013, the CBR was designated as the regulator for the financial and securities markets in Russia.

Capital Requirements

The key measure underlying Russian capital requirements is the amount of the capital base (own funds) of a credit organization, which is defined as the sum of the “main capital” and “additional capital” of the credit organization minus certain obligations as determined by the CBR. According to the CBR Regulation No. 215-P dated February 10, 2003, as amended, the main capital and the additional capital of a credit organization is defined by way of an exhaustive list of different types of debt and equity that qualify for treatment as main and additional capital, as applicable.

The Banking Law establishes minimum charter capital and capital base for banks. Under the Banking Law, the minimum charter capital for newly-established banks is equivalent to RUB 300 million. The capital base of a credit institution must not be less than RUB 300 million, subject to certain exemptions. If a bank’s capital base becomes less than its charter capital, it must increase its capital base (or, if impossible, reduce its charter capital) accordingly. The CBR Directive No. 1260-U dated March 24, 2003, as amended, establishes the procedures for such adjustment.

As of June 30, 2013, Qiwi Bank had a charter capital of RUB 295 million and a capital base of approximately RUB 770 million and was in compliance with applicable banking legislation.

Reserve Requirements

Under the CBR Law, the CBR’s board of directors may establish reserve requirements for banks. Reserve requirements must not exceed 20% of the bank’s liabilities and may vary for different types of banks. Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from April 1, 2011, such mandatory reserves established by the CBR constituted 5.5% for liabilities towards legal entities which are non-residents and 4.0% for liabilities towards individuals and other liabilities. Starting from March 1, 2013, such reserves constitute 4.25% for all types of liabilities.

Russian banks are required to calculate the exact amount of their mandatory reserves in accordance with CBR Regulation No. 342-P dated August 7, 2009, as amended, or the Reserves Regulation. The Reserves Regulation also requires banks to report the calculation of reserves to the CBR and its regional branches promptly after the end of each calendar month, as well as to post additional reserves if necessary.

The Reserves Regulation allows the CBR to fine a bank that fails to comply with reserve requirements and debit the insufficient reserve from its correspondent account with the CBR. The amount of the fine is calculated on the basis of the actual shortage of the reserves. The CBR and its regional branches may also conduct audits to assess a bank’s compliance with the reserve requirements.

As of June 30, 2013, Qiwi Bank’s reserves amounted to 5.5% of its liabilities owed to legal entities that are non-residents and 4% of liabilities towards individuals and other liabilities and it was in compliance with applicable banking legislation. Qiwi Bank has never been fined for non-compliance with reserve requirements and none of the audits conducted by the CBR in respect of it has uncovered any material violations.

As of the date of this prospectus, Qiwi Bank remains in compliance with applicable reserves requirements.

Loss Provisions

The CBR regulates the creation of provisions for bank loan and other losses. CBR Regulation No. 254-P “On the Procedure for Making Provisions for Possible Losses on Loans and Similar Indebtedness by Credit

Organizations” dated March 26, 2004, as amended, requires banks to adopt procedures for calculating and posting provisions for loan losses and for possible losses other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts of other banks, contingent liabilities and other transactions. CBR Instruction No. 283-P dated March 20, 2006, as amended, requires banks to classify such activities into five risk categories and to make provisions in the corresponding amount at their discretion. Banks must report to the CBR the amount of new non-loan provisions within seven days after the end of each reporting month. The CBR and its regional branches monitor banks’ compliance with these rules.

Although Qiwi Bank does not engage in retail or corporate lending as a line of business, it maintains provisions for certain other possible losses, including losses from default by counterparties, impairment of assets and liability increases, and is in compliance with applicable banking legislation.

Prudential Ratios

CBR Instruction No. 139-I “On Banks’ Mandatory Prudential Ratios” dated December 3, 2012 establishes mandatory prudential ratios for banks. Key mandatory economic ratios that banks must observe on a daily basis and periodically report to the CBR include capital adequacy ratio, instant liquidity ratio, current liquidity ratio, long-term liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers, maximum exposure to major credit risks, maximum amount of loans, bank guarantees and sureties extended by the bank to its participants (shareholders), aggregate amount of exposure to the bank’s insiders, ratio for the use of the bank’s capital base to acquire shares (participation interests) in other legal entities. Failure to comply with the prudential ratios may lead to negative consequences for the bank, including revocation of the banking license.

As of June 30, 2013, Qiwi Bank’s prudential ratios were well in excess of the minimum thresholds imposed by the CBR and it was in compliance with applicable banking legislation.

Reporting Requirements

Under the Banking Law and the CBR Regulation No. 2332-U dated November 12, 2009, as amended, a substantial amount of routine reporting is performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the bank. According to the CBR Law, the CBR may at any time conduct full or selective audits of any bank’s filings and may inspect all of its books and records.

Under the Banking Law, banking holdings (i.e., alliances of legal entities in which a legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such alliances) must regularly disclose their consolidated financial statements. However, this obligation applicable to banking holdings is currently not effective due to the absence of certain legislation necessary to implement it. We are deemed to be a banking holding due to our ownership of Qiwi Bank and, accordingly, will be required to disclose our consolidated financial statements on a regular basis when and if such legislation is adopted. Additionally, banking holdings such as ourselves are required to regularly provide to the CBR a list of companies that such banking holdings comprise.

Amendments to the Banking Law entering into force from January 1, 2014, will change the definition of a banking holding so that it will only include groups of entities where banking activities account for 40% or more of the total business, as calculated in accordance with the methodology to be established by the CBR. Since no such methodology has been established yet, we have not yet determined whether we will remain a banking holding pursuant to these new rules.

Regulation of Mergers and Acquisitions of Credit Institutions in Russia

In addition to the general merger control requirements, acquisitions of shares or participation interests in credit institutions are also subject to certain industry-specific regulations. Under the Banking Law and the CBR Law, the purchase or receipt on trust of over 1% of the shares or participation interests in a credit institution by a person (or its group) must be reported to the CBR post-closing, while the purchase or receipt on trust of over 20% of the shares or participation interests in a credit institution is subject to the CBR’s pre-closing approval.

The requirements for obtaining pre-closing approvals of the CBR are set out in detail in the CBR Instruction “On the Procedure for Obtaining the CBR’s Approval for the Purchase and/or Receipt on Trust of the Shares (Participation Interests) in a Credit Institution” No. 130-I dated February 21, 2007, as amended, or the 130-I Instruction. The 130-I Instruction provides that an approval shall be obtained whenever a person (or group) acquires more than 20%, 25%, 50% or 75% of the voting shares in a credit institution incorporated as a joint stock company (or more than 1/4, 1/3, 1/2 or 2/3 of participation interests in a limited liability company) or brings its stake to 100%. In order to be eligible for obtaining the approval, the acquirer needs to be in existence for at least three years, to have net assets sufficient to pay the purchase price for the shares or participation interests in the credit institution and to have a sound financial standing, the criteria for which in respect of legal entities are established by the CBR Regulation “On the Procedure and Criteria for Assessing the Financial Standing of Legal Entities – Shareholders of Credit Institutions” No. 337-P dated June 19, 2009, as amended. The CBR’s consent is purchaser-specific even when granted to a group, and any intra-group transfers of shares in a credit institution are subject to the same pre-closing approval requirements.

This requirement is also applicable to acquisitions of control over intermediary holding companies with ownership interests in credit institutions. Accordingly, any acquisition of control over our company would need to be pre-approved by the CBR due to our ownership of Qiwi Bank.

The review period is 30 days from the date of the application. The CBR may refuse to grant its consent if the applicant does not meet the eligibility criteria described above, has failed to obtain approval of the Federal Antimonopoly Service, or the FAS, before filing with the CBR or has been previously found guilty of either bankruptcy law violations or causing a loss to a credit institution while being a member of its board of directors (or other supervisory board), its chief executive officer, deputy chief executive officer, or a member of its collective executive body.

Amendments to the Banking Law entering into force from October 1, 2013, will require the pre-closing approval of the CBR to be obtained whenever a person (or group) acquires more than 10%, 25%, 50% or 75% of the voting shares in a credit institution incorporated as a joint stock company (or more than 1/10, 1/3, 1/2 or 2/3 of participation interests in a limited liability company). The amendments also provide for certain additional grounds for the CBR to deny its consent to an acquisition.

Additionally, the Banking Law provides that the Russian government, upon consultation with the CBR, may propose a legislative bill imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks. Such quota, if instituted, could prevent foreign investors from obtaining control over our company. However, such quota has not been in existence since 2002 and, to our knowledge, there is currently no intention to reinstate it.

The Anti-Money Laundering Law

The Anti-Money Laundering Law was adopted to comply with the requirements of the Financial Action Task Force, or the FATF, an inter-governmental body developing and promoting policies to combat money laundering and terrorist financing. It covers a broad scope of companies which can be designated as financial services providers, including credit institutions and payment agents. The Anti-Money Laundering Law contains a number of requirements that these companies have to comply with, including, among other things, the development of appropriate internal standards and procedures, client identification, control over client operations and reporting of suspicious activities.

Under the Anti-Money Laundering Law, one of the main obligations of a financial services provider is the “control function”, which involves identification of the clients, gathering information on client operations and reporting of certain operations to Rosfinmonitoring. The Anti-Money Laundering Law requires the performance of verification procedures in the event of any operations in the amount of RUB 600,000 or more (or its equivalent in foreign currencies) where such operations involve:

•	cash transactions;

•

certain transactions where one of the counterparties is resident in a country that does not participate in international efforts to combat money-laundering, or employs a bank account maintained in such country;

•	certain operations in relation to bank accounts or deposits where the beneficiary is not identified;

•

deposits to or debiting the money from the account of legal entities, where such legal entity has been in existence for less than three months or where no operations have been performed with such bank account from the date of its opening; and

•	certain other transactions with moveable property involving, among other things, money transfers by companies which are not credit institutions.

In addition, financial services providers must carry out these procedures in the event of any operation involving an individual or organization that is known to participate in extremist or terrorist activities. If the officers of a financial services provider suspect that an operation is conducted in order to legalize any funds received from illegal activities or to finance terrorist activities, such operations must be reported to Rosfinmonitoring whether or not they qualify as controlled operations. Financial services providers must not inform their clients that transactions are being reported to Rosfinmonitoring.

Financial services providers are generally required to identify their clients. However, certain transactions are exempt from the identification requirements under the Anti-Money Laundering Law, in particular, money transfers by individuals not exceeding RUB 15,000, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities or to finance terrorism. Additionally, the requirements of the Anti-Money Laundering Law only pertain to individual transactions and not series of transactions.

Intellectual Property Regulation

The Civil Code of Russia (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain material form. In addition, we obtain proprietary rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal.

Under Russian law, the registration of copyrighted materials is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property, Patents and Trademarks, or Rospatent, but such registration is not customary. We normally register software that we develop with Rospatent. We also hold copyright registrations for some of our software in the United States.

Only trademarks and patents for inventions, utility models and industrial designs require mandatory registration with the Rospatent. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brands are registered as trademarks in Russia, the CIS and several other countries where we operate.

Advertising Regulation

The principal Russian law governing advertising, including advertising on the kiosks and terminals, is the Federal Law of the Russian Federation No. 38-FZ “On Advertising,” dated March 13, 2006, as amended, or the Advertising Law. The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Set forth below is a non-exhaustive list of types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state and municipal authorities or officials;

•	depiction of smoking and alcohol consumption;

•	advertising of healing properties of a product that is not a registered medicine or medical service; and

•	omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair”, “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

In addition, the distribution of advertisements using telecommunications devices, such as advertisements over short messaging, requires the consent of the recipient of the ad, which we receive through having the customer agree to a public offer before making a transaction through one of our kiosks. The Advertising Law does not specifically regulate advertising through kiosks.

In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties that can be imposed by the FAS.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law of the Russian Federation No. 152-FZ “On Personal Data” dated July 27, 2006, as amended, or the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law does not require the consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, the consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any physiological and biological characteristics of the subject which can help to establish the identity of the subject (such as, for example, biometric personal data); (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects; and (iv) the reporting or transferring of an employees’ personal data to a third party, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained.

We obtain consents from our users by asking them to click an icon indicating their consent to us processing their personal data. Failure to comply with legislation on personal data may lead to civil, criminal, disciplinary and administrative liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data.

Antimonopoly Regulation

Federal Law of the Russian Federation No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended, or the Competition Law, grants to the FAS as the antimonopoly regulator wide powers and authorities to ensure competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players that occupy dominant positions, prosecution any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the kiosks and terminals and electronic payments markets, but are not recognized by the regulator as occupying a dominant position since these markets are relatively new. However, we understand that the regulator could in the future focus on the markets that we are active in, and could identify dominant players and impose conduct limitations and other requirements on them.

The Competition Law expressly provides for its extraterritorial application to transactions which are made outside of Russia but lead, or may lead, to the restriction of competition in Russia and which relate to assets located on the territory of Russia, to the shares (or participation interests) in Russian companies or rights in relation to such companies, shares in or rights in relation to foreign target companies which had sales to Russia of at least RUB 1 billion for the year preceding the year in which the transaction is consummated.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, company formations and certain other transactions involving companies which meet certain financial thresholds. Certain specific rules and thresholds are provided by the Competition Law in relation to pre-approval by the FAS of acquisitions of financial services providers, which, under the Competition Law, include credit institutions, but do not include payment agents. Different thresholds apply to transactions with other financial entities as targets.

The Competition Law stipulates certain carve-outs from this rule providing for post-transactional notification to the FAS instead of FAS pre-approval. Additionally, it imposes financial thresholds for transactions that, while not subject to a pre-approval, are subject to mandatory post-transactional notification. Intra-group transfers are generally notifiable; however, there are certain exceptions to the Competition Law in this respect.

Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

More generally, Russian legislation provides for civil, administrative and criminal liability for the violation of antimonopoly legislation.

Regulation of Strategic Investments

Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended, or the Strategic Enterprise Law, provides that an acquisition by a foreign investor (or a group of persons including a foreign investor) of direct or indirect control over a company holding encryption license requires prior approval of a specialized governmental commission. The approval process usually takes between three and six months. Qiwi Bank holds encryption licenses, which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise”.

Under the Strategic Enterprise Law, a person is deemed to have control over a strategic enterprise if, among other things, such person controls, directly or indirectly, more than 50% of the total number of votes attributable to the voting shares comprising the share capital of such strategic enterprise. Where the purchaser is a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government, or international organization, the threshold for obtaining a preliminary approval is more than 25% of the voting power. In addition, investors that are controlled by a foreign state or a foreign government or international organization are prohibited from owning more than 50% of the voting power of a strategic enterprise. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

The Strategic Enterprise Law is not clear on how to interpret “indirect” control over a strategic enterprise and in what circumstances an acquisition of shares in the holding company of a strategic enterprise would represent an “indirect” acquisition of shares in the latter and, consequently, require approval of the specialized governmental commission. Although a view can be taken that an “indirect” acquisition takes place if a foreign investor acquires over 50% of the shares in the holding company of a strategic enterprise or otherwise obtains control over the holding company, there is no assurance that Russian state authorities would not interpret it differently and apply a lower threshold to the acquisition of such holding company.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus, and one director nominee who will be nominated and elected director effective upon completion of this offering.

Name	Age	Position
Andrey Romanenko	34	Director, Chairman of the Board
Sergey Solonin	39	Director, Chief Executive Officer
Andrei Muravyev	38	Director
Igor Mikhaylov	42	Director
Matthew Hammond	38	Director
Verdi Israelyan	37	Director
Boris Kim	50	Director
Nilesh Lakhani	54	Independent Director
Dmitry Pleskonos	58	Independent Director
Marcus Rhodes	52	Independent Director
Alexey Rasskazov	47	Director
Alexander Agakov	40	Head, Qiwi Distribution
Anna Stoklitskaya	37	Managing Director, Visa Qiwi Wallet
Andrey Popkov	52	Chief Compliance Officer
Alexander Karavaev	38	Chief Financial Officer
Maria Panferova	34	General Counsel

Biographies

Andrey Romanenko.     Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012. He was nominated to our board of directors by Antana. Mr. Romanenko is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital. Mr. Romanenko has served as a member of the board of directors of Qiwi Bank since June 2009. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Sergey Solonin.     Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. He was nominated to our board of directors by Saldivar. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. Mr. Solonin is currently the chief executive officer of Qiwi-Service JSC, a position he has held since October 2012. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also an executive of ITbillion LLC as well as one of the two directors of iTech Advisors Ltd. and a director of OJSC United Art Tickets. Mr. Solonin graduated from the Russian Financial Institution in 1996 with a degree in economics.

Andrei Muravyev.     Mr. Andrei Muravyev has served as our director since May 2013. He was nominated to our board of directors by Palmway. Mr. Muravyev is an entrepreneur and is one of the co-founders of Parus Capital Limited, an investment company. He was also one of the co-founders of OJSC Holding Company Sibirskiy Cement, one of the largest cement producers in Russia. He is a director and a chief executive officer of Parus Capital Limited, a position he has held since September 2008. From August 2004 until August 2008 Mr. Muravyev was a director and a chief executive officer of OJSC Holding Company Sibirskiy Cement.

Mr. Muravyev graduated from Kemerovo State Technical University in 1997 with a degree in economics. He also graduated with a BA from San Francisco University in 1998 with a degree in finance.

Igor Mikhaylov.     Mr. Igor Mikhaylov has served as our director since May 2013. He was nominated to our board of directors by Dargle and Bralvo. Mr. Mikhaylov is an entrepreneur with over 14 years of experience in the payment services industry. He is one of the co-founders of OSMP.

Matthew Hammond.     Mr. Matthew Hammond has served as our director since September 2011. He was nominated to our board of directors by Mail.ru. He is the managing director and the chief financial officer of Mail.ru, positions he has held since April 2011 and June 2013, respectively. He also serves on the board of directors of Mail.ru, a position he has held since May 2010. Mr. Hammond is also a non-executive director of Nautilus Minerals Inc., Strike Resources and Puricore. Previously, Mr. Hammond was a group strategist for Metalloinvest Holdings where he managed Metalloinvest’s non-core asset portfolio and advised its board of directors on investment strategy, mergers and acquisitions and foreign exchange transactions. Prior to that, he was a technology analyst at Credit Suisse from 1997 until 2009. Mr. Hammond graduated with a BA from Bristol University in 1997 with a degree in economics and history.

Verdi Israelyan.     Mr. Verdi Israelyan has served as our director since May 2013. He was nominated to our board of directors by Mail.ru. He joined an affiliate of Mail.ru in 2009 and was appointed COO (Russia) of Mail.ru in November 2010. He was also the chief financial officer of Mail.ru, from August 2011 until June 2013. He serves on the board of directors of several portfolio companies owned by Mail.ru. In June 2013 Mr. Israelyan was appointed to the board of Mail.ru and stepped down as COO and CFO. Previously, Mr. Israelyan was co-head of the European Special Situations Group (CIS Operations) at Goldman Sachs in Moscow. Prior to that, he was deputy head of Russia Investment Banking at Morgan Stanley. He started his career at Arthur Andersen and subsequently worked at Lehman Brothers in London. Mr. Israelyan holds an MBA from the Rotterdam School of Management, Erasmus University in the Netherlands.

Boris Kim.    Mr. Boris Kim has served as our director since May 2013. He was nominated to our board of directors by E1. Mr. Kim is an entrepreneur with over 18 years of experience in the payment services industry. He is also the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. He is one of the co-founders of e-port and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From October 1999 until October 2004, Mr. Kim was advisor to the chairman of the board of the banking and financial group Zerich. From September 1993 until January 1999 he was a chairman of the management board of Chastny Bank. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 with a degree in psychology and a degree in philosophy.

Nilesh Lakhani.    Mr. Nilesh Lakhani has served as our director since August 2013. Mr. Lakhani has over 25 years of experience working with international companies. He has held key executive positions with growth companies in the technology, media and financial services industries. From 2010 until 2012, he was the CFO of oDesk Corporation. Prior to that, from 2007 until 2010, he was the CFO of Yandex (Nasdaq: YNDX). He also served as CFO of CTC Media from 2004 until 2007, which he led to a successful IPO in 2006. Mr. Lakhani also currently serves as an independent director on the boards of Decolar, GetGoing and Netshoes. Mr. Lakhani graduated with a BA from the University of Manchester with a degree in economics and social studies and holds an MBA in finance from the University of San Francisco.

Dmitry Pleskonos.    Mr. Dmitry Pleskonos has served as our director since August 2013. Mr. Pleskonos has over 20 years of international company executive experience. From 2004 until 2011, he held various leadership positions at Vimpel-Communications and Vimpel-Com Ltd., including executive vice president of mass market development and executive vice president of business development for CIS. Mr. Pleskonos began his career at Mars, Inc. in 1993, during which time he served as sales operations director for Russia and CIS countries from

May 2002 until his departure from Mars, Inc. in 2004. Mr. Pleskonos has also served as a director of KONTI Group since August 2012. Dmitry graduated with honors from Kiev Higher Military School of Radio-Engineering and Air Defense and from the Military Diplomatic Academy.

Marcus Rhodes.    Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and a chairman of the audit committee for PhosAgro (since May 2011), Tethys Petroleum (since September 2009), Cherkizovo Group (since February 2009) and Rosinter Group (since July 2008). From July 2008 until June 2011, Mr. Rhodes was an independent director and a chairman of the audit committee for Wimm-Bill-Dann Foods, and from November 2009 until June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics & social history.

Alexey Rasskazov.    Mr. Alexey Rasskazov has served as our director since May 2013. He was nominated to our board of directors by Saldivar. From May 2012 until December 2012, he was an advisor to the chief executive officer of OSMP. Prior to that, Mr. Rasskazov was a vice president of international operations at OSMP from April 2011 until March 2012. From October 2006 until April 2011, he held numerous positions with OSMP, including as vice president of information technology between January 2010 and April 2011. Before joining OSMP, Mr. Rasskazov was a project manager and IT director at Bank Menatep, Norilsk Nickel and ALROSA Investment Group between 1996 and 2006. Mr. Rasskazov graduated from the Moscow Institute of Physics and Technology in 1989 with a degree in engineering.

Alexander Agakov.    Mr. Alexander Agakov has served as head of our Qiwi Distribution segment since November 2011. Mr. Agakov has over 19 years of experience in sales. He is also the director general at OSMP, a position he has held since November 2011. From January 2010 until November 2011, he was vice president of commerce at OSMP. Prior to that, Mr. Agakov was a director of CIS business development at OSMP. From October 1996 until November 2007, Mr. Agakov held numerous positions with the sales division at Mars LLC. Mr. Agakov graduated from the International Slavic Institute in Kaliningrad in 2004 with a degree in finance.

Anna Stoklitskaya.    Ms. Anna Stoklitskaya has served as Managing Director of Visa Qiwi Wallet since July 2013. Ms. Stoklitskaya has over 15 years of strategic and production marketing experience. Before joining us, Ms. Stoklitskaya worked at Procter & Gamble for a period of 12 years, having served as associate director for strategic planning and market development in Russia and holding numerous other positions in market strategy and planning, business development and customer service. Ms. Stoklitskaya graduated from Novosibisrsk State University.

Andrey Popkov.    Mr. Andrey Popkov has served as our chief compliance officer since August 2013. Between January 2010 and July 2013, he was head of Qiwi International Payment System. Mr. Popkov has over 7 years of experience in IT. From November 2005 until December 2009 he was an advisor to the chairman on start-up matters, including our mobile wallet project (the predecessor of Qiwi Wallet). Before joining us, Mr. Popkov was a head of the Moscow representative office of Star Glass from September 2003 until October 2005. From October 1983 until March 1990, he was a chemical scientist at Zelinski Organic Chemistry Institute of USSR Academy of Science. Mr. Popkov graduated from Moscow State University in 1983 with a degree in chemistry. He also holds an MBA degree from California State University, Hayward.

Alexander Karavaev.    Mr. Alexander Karavaev has served as our chief financial officer since July 2013. Mr. Karavaev has over 15 years of experience in finance and accounting. He is also an executive director of Qiwi-Service JSC, a position he has held since August 2012. From August 2012 to July 2013, Mr. Karavaev served as our chief operating officer. Before joining us, from November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also previously served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008. He was also vice a president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

Maria Panferova.    Ms. Maria Panferova has served as our general counsel since April 2003 and chief executive officer of Qiwi Bank since August 2013. Ms. Panferova has over 12 years of experience in law. She has been with us since our inception. Ms. Panferova was the director of legal policy and strategic communications in Qiwi-Service JSC, a position she held from October 2012 until August 2013. From November 2010 until September 2012, she was a vice president for legal policy and strategic communications at OSMP. She also serves on the board of directors of OJSC United Art Tickets, a position she has held since June 2006. Previously, Ms. Panferova was a deputy chairman of the management board and a general counsel of Russian Investment Club CJSC (subsequently renamed as JSCB First Processing Bank (CJSC) and Qiwi Bank), between April 2003 and November 2010. Ms. Panferova graduated from the Saint Petersburg Institute for International Economic Relations, Economics and Law in 2001 with a degree in law.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to twelve directors nominated and elected by the shareholders (subject to certain exemptions), including up to three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the offering will expire at the annual general meeting of shareholders to be held in 2014. After that meeting, our directors will be elected at each subsequent annual general meeting of shareholders.

Under Nasdaq listing standards, a director employed by us or that has, or had, certain relationships with us during the three years prior to this offering, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Accordingly, our board of directors has affirmatively determined that Mr. Marcus Rhodes, Mr. Nilesh Lakhani and Mr. Dmitry Pleskonos are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established four committees under the board of directors: the audit committee, compensation committee, strategy committee and innovation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit committee. Our audit committee consists of Messrs. Rhodes, Romanenko and Pleskonos. Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Rhodes and Pleskonos are each an independent director in accordance with the Nasdaq Listing Rules. We are relying on the phase-in rules of the Exchange Act and Nasdaq with respect to the independence of our audit committee. These rules permit us to have an audit committee in which a majority of members are independent ninety days after the listing date and all members are independent within one year of the listing date.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence and (d) the performance of our internal audit function and independent auditor.

Our audit committee’s duties include, but are not limited to:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation committee. Our compensation committee consists of Messrs. Kim, Romanenko and Hammond. Mr. Kim is the chairman of the compensation committee.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

None of the members of our compensation committee is an officer or employee of our company.

Strategy committee. Our strategy committee consists of Messrs. Muravyev, Romanenko and Solonin. Mr. Muravyev is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Innovation committee. Our innovation committee consists of Messrs. Romanenko and Mikhaylov. Mr. Romanenko is the chairman of the innovation committee.

Our innovation committee’s duties include, but are not limited to:

•	monitoring and reviewing emerging science and technology issues and trends;

•	reviewing the overall strategy in relation to intellectual property and innovation; and

•	evaluating and supervising investments in or acquisitions of start-up companies or large research and development initiatives.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Code of Ethics and Business Conduct is available on our website: www.qiwi.ru.

Directors’ Duties

Under Cyprus law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty and common law duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cyprus law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Russian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

Under the agreements, our executive officers are entitled to statutory termination benefits in accordance with Russian labor law, which generally amount to between one and three months’ salary. We may terminate the employment agreements with our executive officers in accordance with the general provisions envisaged by Russian labor law if, among other things, one of our executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to improper use of, or causes damage to, our property. In addition, Russian labor law and employment agreements of certain of our executive officers contain certain additional provisions whereby we may terminate their employment agreements if such officers are dismissed from office in accordance with Russian bankruptcy legislation.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Limitation on Liability and Indemnification of Directors and Officers

Our memorandum and articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Interests of our Directors and our Employees

Certain of our directors and our executive officers have beneficial ownership interests in our shares or hold options to purchase shares. The economic interests through these holdings may give rise to a conflict of interest between their duties owed to us and their private interests. For example, it could cause them to pursue short-term gains in respect of those private interests instead of acting in our best interest. Other than the potential conflicts of interest described in the footnotes to the table in “Principal and Selling Shareholders”, we are not aware of any other potential conflicts of interest between any duties owed by members of our board of directors or our executive officers to us and their private interests and/or other duties.

Under our articles of association, a director who is in any way interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our board of directors in accordance with Cyprus law. In addition, a director may not vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted and he or she will not be counted for purposes of determining whether quorum at the meeting has been established.

Our directors are generally not prohibited from owning or acquiring interests in companies that could compete with us in the future for investments or business, and each of them has a range of business relationships outside the context of their relationship with us that could influence their decisions in the future.

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer (which power has been delegated to the compensation committee), and our chief executive officer determines the compensation of our other executive officers.

For the year ended December 31, 2012, the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our directors and executive officers was RUB 124,164,000. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this prospectus. We did not pay any remuneration to our non-executive directors. Our Russian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Employee Stock Option Plan

General. In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. In January 2013, the Plan was amended and restated. Under the Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of 3,640,000 of our class B shares, or 7% of our entire issued and outstanding share capital as of the date immediately preceding our initial public offering, are reserved for issuance under the Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The Plan is scheduled to expire on the tenth anniversary of its adoption, although previously granted awards will remain outstanding after such date in accordance with their terms.

Administration. Our chief executive officer and our deputy chief executive offer administer the Plan, including determining the vesting schedule, exercise price, term of the award, transfer restrictions applicable to shares acquired pursuant to an option exercise and other terms and conditions of option awards under the Plan. Our board of directors has the authority to make all necessary or appropriate interpretations of Plan terms. The participants of the plan are also selected by our chief executive officer.

Option Terms Generally. Options granted under the Plan permit the holder of the option to purchase our class B shares once such options are vested and exercisable, at a purchase price per share determined by our board of directors and specified in the option grant. Grants of options under the Plan following the initial public offering have a purchase price per share not less than the average closing price of our class B shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the date of grant. Options granted under the Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Outstanding Awards. On December 21, 2012, we granted options to purchase a total of 2,216,778 class B shares under the Plan to 33 members of our management, each with a per-share exercise price of U.S.$13.6452. Of the 2,216,778 options granted, 347,232 vested on the grant date, 347,232 vested immediately upon our initial public offering, 362,795 will vest on January 1, 2014, 587,078 will vest on January 1, 2015, a further 306,365 will vest on January 1, 2016, in each case subject to the option holder’s continued employment with us or one of our subsidiaries, and 266,076 have since been forfeited. All options under the Plan become vested on a change in control over us, as defined in the Plan.

Net Income Transfer Restriction. All options granted under the Plan are subject to an additional transfer restriction applicable to shares acquired by exercising the option. This transfer restriction prohibits the individual from transferring these shares unless we have achieved U.S.$170 million in net income (measured in accordance with the management reporting practices) during the previous 12 month period. We will determine at the end of each fiscal quarter whether such net income test has been met and, to the extent that it has not been met, individuals holding shares acquired through the exercise of these options are not permitted to transfer the shares while they remain employed by us or one of our subsidiaries. This transfer restriction will cease to apply in the event that the option holder’s employment or service with us or our subsidiaries terminates.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the Plan and will be available for subsequent option grants under the Plan. Any material amendment to the Plan (such as the addition of more class B shares to the pool of shares available under the Plan) or the adoption of a new equity compensation plan, is subject to approval by our shareholders in accordance with the Nasdaq Listing Rules.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at September 24, 2013:

	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Agakov	December 21, 2012	55,490	110,979	13.6452	December 31, 2017
Andrey Popkov	December 21, 2012	33,498	66,999	13.6452	December 31, 2017
Alexander Karavaev	December 21, 2012	–	133,380	13.6452	December 31, 2017
Mariya Panferova	December 21, 2012	34,678	69,358	13.6452	December 31, 2017

We intend to grant additional options to management and employees over the course of the next few months pursuant to the Plan. In accordance with the Plan, the exercise price of the options will not be less than the average closing price per ADS of the ADSs on Nasdaq for the ten business days immediately preceding the grant date. The vesting schedule and the number of the options to be granted has not yet been determined. However, we expect the number of the options to be granted by the end of 2013 not to exceed 1.5 million class B shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares outstanding (i) immediately prior to this offering, (ii) immediately following the offering, assuming no exercise of the over-allotment option, and (iii) immediately following the offering, assuming the over-allotment option is exercised in full, by:

•	each of our directors, director nominees, and executive officers individually and as a group;

•	each person known to us to own beneficially more than 5% of our issued class A shares and/or class B shares; and

•	each selling shareholder.

The calculations in the table below are based on 38,526,192 class A shares and 13,571,308 class B shares outstanding as of September 24, 2013, which comprise our entire issued and outstanding share capital as of that date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Currently, none of our ordinary shares are held by U.S. holders.

	Prior to this Offering					Total number of Class B Shares being offered	After this Offering (Assuming no Exercise of the Over-Allotment Option)					After this Offering (Assuming the Over-allotment Option is Exercised in Full)
	Total Class A Shares(1)	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting		Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Andrey Romanenko(2)	3,564,489	–	9.3	–	8.9	774,889	2,789,600	–	9.2	–	8.6	2,673,367	–	9.2	–	8.5
Marcus Rhodes	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Sergey Solonin(8)	13,182,642	–	34.2	–	33.1	400,000	12,782,642	–	42.1	–	39.3	12,722,642	–	43.7	–	40.5
Andrei Muravyev(4)	2,395,403	–	6.2	–	6.0	869,565	1,525,838	–	5.0	–	4.7	1,395,403	–	4.8	–	4.4
Nilesh Lakhani	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Igor Mikhaylov(5)	1,232,850	–	3.2	–	3.1	268,010	964,840	–	3.2	–	3.0	924,638	–	3.2	–	2.9
Matthew Hammond	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Verdi Israelyan	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Alexey Rasskazov	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Boris Kim(6)	3,357,731	–	8.7	–	8.4	30,435	3,327,296	–	11.0	–	10.2	3,322,731	–	11.4	–	10.6
Dmitry Pleskonos	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Alexander Agakov(7)(16)	–	55,490	–	*(16)	*(16)	–	–	55,490	–	*(16)	*(16)	–	55,490	–	*(16)	*(16)
Anna Stoklitskaya	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Andrey Popkov(8)(16)	–	33,498	–	*(16)	*(16)	–	–	33,498	–	*(16)	*(16)	–	33,498	–	*(16)	*(16)
Alexander Karavaev	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mariya Panferova(9)(16)	–	34,678	–	*(16)	*(16)	–	–	34,678	–	*(16)	*(16)	–	34,678	–	*(16)	*(16)
All directors and executive officers as a group	23,733,115	123,666	61.6	*	59.5	2,342,899	21,390,216	123,666	70.5	*	65.8	21,038,781	123,666	72.3	*	67.0
Principal and Selling Shareholders:
Antana International Corporation(2)	3,564,488	–	9.3	–	8.9	774,889	2,789,599	–	9.2	–	8.6	2,673,366	–	9.2	–	8.5
Saldivar Investments Limited(3)	13,182,641	–	34.2	–	33.1	400,000	12,782,641	–	42.1	–	39.3	12,722,641	–	43.7	–	40.5
Palmway Holdings Limited(4)	2,395,403	–	6.2	–	6.0	869,565	1,525,838	–	5.0	–	4.7	1,395,403	–	4.8	–	4.4
Dargle International Limited(5)	1,232,849	–	3.2	–	3.1	268,010	964,839	–	3.2	–	3.0	924,637	–	3.2	–	2.9
E1 Limited(6)	3,357,731	–	8.7	–	8.4	30,435	3,327,296	–	11.0	–	10.2	3,322,731	–	11.4	–	10.6
Bralvo Limited(10)	1,232,849	–	3.2	–	3.1	268,010	964,839	–	3.2	–	3.0	924,637	–	3.2	–	2.9
Mail.ru Group Limited(11)	7,819,825	–	20.3	–	19.6	2,086,957	5,732,868	–	18.9	–	17.6	5,419,825	–	18.6	–	17.3
Mitsui & Co., Ltd.(12)	5,740,403	–	14.9	–	14.4	3,500,000	2,240,403	–	7.4	–	6.9	1,715,403	–	5.9	–	5.5
GLG Partners LP(13)	–	699,605	–	5.2	*	–	–	699,605	–	3.2	*	–	699,605	–	3.0	*
Janus Capital Management LLC(14)	–	1,371,188	–	10.1	*	–	–	1,371,188	–	6.3	*	–	1,371,188	–	6.0	*
Waddell & Reed Financial, Inc.(15)	–	2,002,900	–	14.8	*	–	–	2,002,900	–	9.2	*	–	2,002,900	–	8.7	*

*	Less than 1% beneficial ownership.
(1)	On or around the pricing date, 8,197,866 class A shares held by our principal and selling shareholders will be converted to class B shares.
(2)	Each of Andrey Romanenko and Nikolay Romanenko is the owner of 50% of shares of Antana International Corporation and, accordingly, shares voting and dispositive power over our shares held by such entity. The address of such entity is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(3)	Sergey Solonin is the owner of 90.95% of shares of Saldivar Investments Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Themistokli Dervi, 6 P.C. 1066, Nicosia, Cyprus.
(4)	Andrei Muravyev is the owner of 100% of shares of Palmway Holdings Limited and accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is 3rd floor, Geneva Place, Waterfront Drive, P.O. Box 3175, Road Town, Tortola, British Virgin Islands.
(5)	Igor Mikhaylov is the owner of 100% of shares of Dargle International Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(6)	Boris Kim is the owner of 39.03%, Gennady Babkin is the owner of 38.7% and Alexey Korepanov is the owner of 17.69% of the shares of E1 Limited. Accordingly, these individuals share voting and dispositive power over our shares held by such entity. The address of such entity is Diagoras 4, Kermia Building, 6th floor, office 601-602, Nicosia, Cyprus, 1510.
(7)	Reflects options to purchase 55,490 class B shares that have already vested.
(8)	Reflects options to purchase 33,498 class B shares that have already vested.
(9)	Reflects options to purchase 34,678 class B shares that have already vested.
(10)	Sergei Fedyushchenko is the owner of 100% of shares of Bralvo Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(11)	Mail.ru Group Limited is a public company the global depositary receipts of which are listed on the London Stock Exchange. The board of directors of the company, which consists of 10 individuals, oversees the investment decisions of the company and, accordingly, may be deemed to have voting and dispositive power. In addition, according to public sources, Mr. Alisher Usmanov, a beneficial shareholder of Mail.ru Group, holds 58.1% voting control over Mail.Ru Group Limited in March 2013. The address of such entity is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(12)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.
(13)	Based solely on the Schedule 13-G filed by GLG Partners LP with the Securities and Exchange Commission on May 13, 2013.
(14)	Based solely on the Schedule 13-G filed by Janus Capital Management LLC with the Securities and Exchange Commission on June 10, 2013.
(15)	Based solely on the Schedule 13-G jointly filed by Ivy Investment Management Company, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc., Waddell & Reed, Inc. and Waddell & Reed Investment Management Company with the Securities and Exchange Commission on July 10, 2013. Beneficial ownership may be attributed to Waddell & Reed Financial, Inc. through 2,002,900 class B shares that are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by direct or indirect subsidiaries of Waddell & Reed Financial, Inc.
(16)	Calculated as percentage of the issued share capital assuming the exercise of all vested options held by the optionee.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Amended and Restated Shareholders Agreement

On March 5, 2013, we entered into an amended and restated shareholders’ agreement with the class A shareholders to provide for certain matters with respect to our board of directors and share capital. The amended and restated shareholders’ agreement terminated on May 2, 2013, upon the pricing of our initial public offering. Our current board of directors was appointed, in part, on the basis of the shareholders’ agreement.

Lease Agreements

OSMP and Qiwi Bank lease our office premises at Petrovskiy Lane 10/2, Moscow, Russia from LLC Lease Arend Com, in which our chief executive officer and shareholder Mr. Sergey Solonin owns a non-controlling stake. The aggregate payments under the lease agreements amount to €61,766 per month. The lease agreements expire in March 2017, however, we expect to terminate the lease agreements prior to that in connection with moving to our new premises. Under these agreements, the amount of payments received by LLC Lease Arend Com were RUB 26 million, RUB 33 million, RUB 33 million and RUB 17 million for the years ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2013, respectively.

From January 2009 through November 2011, OSMP subleased our office premises at Varshavskoe Highway 125, Building 18A, Moscow, 117587, the Russian Federation, from LLC Lux Technology, in which certain of our shareholders, including Messrs. Sergey Solonin, Andrey Romanenko and Igor Mikhaylov, owned non-controlling stakes. We incurred expenses (excluding value added tax) related to rent with LLC Lux Technology of RUB 16 million and RUB 15 million in the years ended December 31, 2010 and 2011, respectively. LLC Lux Technology leased these premises from OJSC Research and Development Centre for Computer Engineering, or NICEVT, a non-related party. In November 2011, LLC Lux Technology’s lease agreement with NICEVT was assigned to OSMP for a total consideration of RUB 7.4 million (including value added tax of RUB 1.1 million) paid to LLC Lux Technology, and the sublease was terminated.

Loan Agreements

On March 14, 2011, the management board of Qiwi Bank adopted an employee loan program under which Qiwi Bank provides loans to employees of our company, including our executive officers and directors. In late 2012-early 2013, we terminated all loan agreements entered into with our executive officers and directors introduced amendments to the program to bring it into compliance with the requirements of Section 402 of the Sarbanes-Oxley Act. All loans under such agreements have been fully repaid. Prior to that, we had provided the following loans to, or accepted the following guarantees in relation to loans to third parties from, our executive officers and directors, none of which is currently outstanding:

•

On November 30, 2011, Qiwi Bank entered into a credit line facility agreement with Mr. Pavel Ishchenko, the chairman of the management board of Qiwi Bank. The credit line was for a total amount of RUB 6,596,000 and bore interest at an annual rate of the CBR refinancing rate plus 3% from November 30, 2011 until November 28, 2014. The interest rate was subject to increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. The agreement was secured by a charge over Mr. Ishchenko’s account opened with Qiwi Bank. The borrower had the right to early repayment of the full amount of the loan by giving five days’ prior notice to the creditor. The agreement contained certain customary events of default. The largest amount outstanding under the credit line facility agreement during the periods presented in this prospectus was RUB 6,046,000.

•

On September 6, 2010, Qiwi Bank entered into a suretyship agreement with Mr. Andrey Romanenko, a member of our board of directors, securing the performance by Mr. Mikhail Tarasenko, a non-executive employee of Qiwi Bank, of all of his obligations towards Qiwi Bank under a credit facility agreement for a total amount of RUB 1,800,000 bearing interest at an annual rate of 14% from September 6, 2010 until November 1, 2012. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. Under the terms of the suretyship agreement the surety assumed the obligation to repay the total amount of the borrower’s debt towards Qiwi Bank within three working days from the receipt of the relevant request. The largest amount outstanding under the credit facility agreement during the periods presented in this prospectus was RUB 1,200,000.

•

On December 24, 2010, Qiwi Bank entered into a credit line facility agreement with Mr. Maxim Popov, the managing director of our Qiwi Wallet segment. The credit line was for a total amount of RUB 16,000,000 and bore interest at an annual rate of 7% from December 24, 2010 until December 23, 2014. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. The agreement was secured with a charge over the borrower’s account opened with Qiwi Bank and a mortgage on the apartment of the borrower and his spouse. The borrower had the right to early repayment of the full amount of the loan by giving 5 days’ prior notice to the creditor. The agreement contained certain customary events of default. The largest amount outstanding under the credit line facility agreement during the periods presented in this prospectus was RUB 16,000,000.

Additionally, outside the scope of the employee lending policy adopted by Qiwi Bank, on July 23, 2012, OSMP extended a loan to Mr. Alexander Agakov, the chief executive officer of OSMP and the head of our Qiwi Distribution segment, for a total amount of RUB 14,000,000. The loan bore interest at an annual rate of 8%. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by OSMP. The borrower had the right to early repayment of the full amount of the loan. The agreement was unsecured. The agreement also contained certain customary events of default. The largest amount outstanding under the loan during the periods presented in this prospectus was RUB 14,000,000.

Agreements with VTB

On September 6, 2012, OSMP, as borrower, entered into two credit line facility agreements with Bank VTB, one with a credit limit of RUB 500 million and the other with a credit limit of RUB 400 million, bearing an interest at an annual rate of 10.2% and 10.3%, respectively. The terms of both agreements were substantially similar. The loans under each of these agreements were to be drawn down in tranches at the request of the borrower and subject to certain conditions precedent. Under the RUB 500 million agreement, the availability period expired on January 5, 2013 and the final maturity date was on January 17, 2013. Under the RUB 400 million agreement, the availability period expired on August 6, 2013 and the final maturity date was on September 6, 2013. Both agreements provide for certain customary informational, financial and negative covenants, and the RUB 500 million agreement also provides for a limitation on payment of dividends by OSMP. The due performance of these agreements by OSMP is secured by a surety from our CEO and founding shareholder, Mr. Sergey Solonin. Under the relevant suretyship agreements, Mr. Sergey Solonin agreed to bear subsidiary liability for the entire amount of OSMP’s obligations under both credit facility agreements with Bank VTB. There is currently no outstanding indebtedness under these agreements.

OSMP intends in the near future to enter into a new RUB 400 million facility agreement with Bank VTB with a 365-day term and an interest rate of 10.3%. It is intended that the due performance of this agreement by OSMP will also be secured by a surety from Mr. Sergey Solonin.

Qiwi Bank

On September 24, 2010, we acquired 2,949,698 ordinary shares and 2,420 preferred shares in Qiwi Bank, or 99.99797% of its entire issued and outstanding share capital, from certain of our beneficial shareholders, including Messrs. Sergey Solonin, Andrey Romanenko and Igor Mikhaylov, for total cash consideration of RUB 629 million. The sale and purchase agreement in respect of Qiwi Bank provides for certain warranties in respect of accounting records of Qiwi Bank and third party claims, including in relation to taxes. There are currently no outstanding obligations under this agreement.

We began consolidating Qiwi Bank in our accounting records from October 1, 2010. Prior to that date, our transactions with Qiwi Bank were accounted for as transactions with a related party. During the periods when it was not a subsidiary, we received revenues from Qiwi Bank in the form of payment processing fees levied on payments made by Qiwi Bank’s customers through Qiwi Visa Virtual prepaid cards. These revenues are classified as payment processing fee revenue. We also incurred a commission expense to Qiwi Bank for maintaining our bank account.

Lease of Kiosk Locations

In 2010, we entered into a five year lease agreement with a major retailer in respect of kiosk locations to be subsequently subleased to our agents. In March 2011, we entered into an agency agreement with LLC K5 Retail, our equity associate, pursuant to which we commissioned it to sign agreements with our agents in respect of placement and maintenance of their kiosks at locations leased from the retailer. In December 2011, we assigned our rights and obligations under the lease agreement with the retailer to LLC K5 Retail. Under the assignment agreement, the lease deposit paid by us to the retailer was assigned to LLC K5 Retail in exchange for a consideration of RUB 470 million, which was converted into a loan under a novation agreement between us and LLC K5 Retail entered into on January 31, 2012. The amount of loan due from LLC K5 Retail as of June 30, 2013, was RUB 145 million. The loan bears an annual interest of 8%, and its carrying amount was adjusted to reflect the market interest rate of 14%, resulting in a loss of RUB 30,993 for the year ended December 31, 2011.

Payment Processing Services Agreements

We enter into payment processing services, advertising, IT services and agency agreements with various affiliates of our directors, executive officers and shareholders in the ordinary course of our business. We believe that all of these agreements are entered into on arm’s length terms, are not material and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 293 million, which we do not consider material. Some of these affiliates are not considered related parties under IFRS and therefore are not included under balances and transactions with related parties in our consolidated and interim financial statements. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreement with MegaFon

According to public sources, Mr. Alisher Usmanov, a beneficial shareholder of one of our shareholders, Mail.ru, held a 58.1% voting interest in Mail.ru in March 2013. Mr. Usmanov is also the controlling shareholder of MegaFon. For a description of our contract with MegaFon, see “Business – Merchants – Relationship with the Major MNOs.” For the year ended December 31, 2012 and for the six months ended June 30, 2013, total revenue attributable to our agreement with MegaFon amounted to 6.57% and 3.21% of our total revenue, respectively.

Employment Agreements and Share Options

See “Management – Employment Agreements” and “Management – Employee Stock Option Plan.”

DESCRIPTION OF SHARE CAPITAL

Overview

We were incorporated as a private company limited by shares and registered in Cyprus on February 26, 2007 under the name OE Investments Limited pursuant to a certificate of incorporation issued by the Office of the Registrar of Companies in Cyprus, and have conducted business since that date. Our shareholders resolved by a special resolution on August 5, 2010 to change our name to Qiwi Limited. The formal registration with the Registrar of Companies in Cyprus occurred on September 13, 2010. The principal legislation under which we operate, and under which class A and class B shares are created, is the Companies Law, Cap. 113 of Cyprus (as amended), or the Company Law. Our shareholders further resolved by a special resolution on December 31, 2012 to convert our company into a public limited company and to change our name to QIWI plc. Formal registration with the Registrar of Companies in Cyprus occurred on February 25, 2013.

We describe below our share capital, the material provisions of our memorandum and articles of association in effect on the date of this prospectus and certain requirements of Cypriot law. This description, however, is not complete and is qualified in its entirety by reference to our memorandum and articles of association and any applicable Cypriot law. References in this section to “we”, “us” and “our” refer to QIWI plc only.

Our articles of association were approved by a general meeting of our shareholders on December 31, 2012. Our management bodies are the general meetings of shareholders and our board of directors.

Description of Authorized and Issued Share Capital

Our authorized and issued share capital as of September 24, 2013 was as follows:

	Authorized		Issued
Class of Shares	Number	Nominal Amount	Number	Nominal Amount
Class A shares	156,026,192	€0.0005	38,526,192	€0.0005
Class B shares	74,823,808	€0.0005	13,571,308	€0.0005

History of Our Share Capital

We were incorporated on February 26, 2007 with the authorized and issued share capital of CYP15,000 divided into 15,000 ordinary shares of CYP1 each.

On January 1, 2008, by a special resolution of our shareholders, the then existing authorized and issued share capital was converted into €25,650 divided into 15,000 ordinary shares of €1.71 each of authorized capital and into €25,650 divided into 15,000 ordinary shares of €1.71 each of issued share capital.

On August 22, 2012, by a special resolution of our shareholders, our then existing authorized and issued share capital was each subdivided into 51,300,000 ordinary shares of €0.0005 each. By the same resolution the shareholders resolved to increase the authorized share capital up to €76,950 divided into 153,900,000 ordinary shares of €0.0005 each.

On December 11, 2012 the Company increased its issued share capital by a way of issuance of 700,000 ordinary shares with a par value of €0.0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26.000, after issuance divided into 52,000,000 ordinary shares with a par value of €0.0005 per share.

On December 31, 2012, resolutions were passed to convert our authorized share capital of 153,900,000 ordinary shares into 52,000,000 class B shares of €0.0005 each and 101,900,000 class A shares of €0.0005 each

(whereby our entire issued share capital of 52,000,000 ordinary shares was converted into 52,000,000 class B shares), and to increase our authorized share capital by €38,475 by creating 61,350,000 class B shares and 15,600,000 class A shares, with our authorized share capital thus amounting to 117,500,000 class A shares of €0.0005 each and 113,350,000 class B shares of €0.0005 each.

On May 2, 2013, by way of a special resolution of our shareholders, the then-existing authorized share capital was converted from Euro 115,425 divided into 117,500,000 class A shares of EUR 0.0005 each and 113,350,000 class B shares of EUR 0.0005 each to EUR 115,425 divided into 157,000,000 class A shares of EUR 0.0005 each and 73,850,000 class B shares of EUR 0.0005 each and the issued share capital was converted from EUR 26,000 divided into 52,000,000 class B shares of EUR 0.0005 each to EUR 26,000 divided into 39,500,000 class A shares of EUR 0.0005 each and 12,500,000 class B shares of EUR 0.0005 each.

On May 23, 2013, the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from EUR 115,425 divided into 157,000,000 class A shares of EUR 0.0005 each and 73,850,000 class B shares of EUR 0.0005 each to EUR 115,425 divided into 156,026,192 class A shares of EUR 0.0005 each and 74,823,808 class B shares of EUR 0.0005 each, and (ii) conversion of the issued share capital from EUR 26,000 divided into 39,500,000 class A shares of EUR 0.0005 each and 12,500,000 class B shares of EUR 0.0005 each to EUR 26,000 divided into 38,526,192 class A shares of EUR 0.0005 each and 13,473,808 class B shares of EUR 0.0005 each.

On September 10, 2013, the Company increased its issued share capital by issuance of 97,500 class B shares of EUR 0.0005 per share as a result of the exercise of options by our current and former employees which issuance resulted in the issued share capital being increased to EUR 26,048.75 divided into 38,526,192 class A shares of EUR 0.0005 each and 13,571,308 class B shares of EUR 0.0005 each.

Memorandum and Articles of Association

Our memorandum and articles of association contain, among others, the following provisions:

Objects

Our objects are set forth in full in Regulation 3 of our memorandum of association.

Shareholders’ General Meetings

Share Capital

Our share capital is divided into two classes of shares: class A shares, each of which carries ten votes at shareholders’ general meetings, and class B shares, each of which carries one vote.

Convening Shareholders’ Meetings

The shareholders’ general meeting is our supreme governing body. An annual general meeting must be held not more than 15 months after the prior annual general meeting, with at least one annual general meeting held in each calendar year.

Our board of directors, at its discretion, may convene an extraordinary general meeting. Extraordinary general meetings must also be convened by the board of directors at the request of shareholders holding in aggregate at the date of the deposit of the requisition either (a) not less than 10% of our outstanding share capital or (b) not less than 10% of the voting rights attached to our issued shares, or, in case the board of directors fails to do so within twenty one days from the date of the deposit of the requisition notice, by such requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, but any meeting so convened by the shareholders themselves may not be held after the expiration of three months from the date that is twenty-one days from the date of the deposit of the requisition notice.

The annual general meeting and a shareholders’ general meeting called for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice or such longer notice as is required by the Companies Law (not counting the day in which it was dispatched and the date in which it was received). Other shareholders’ general meetings must be called by no less than 30 days’ written notice. A notice convening a shareholders’ general meeting must be sent to each of the shareholders, provided that the accidental failure to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice will invalidate the proceedings at that meeting to which such notice refers in the event that a shareholder holding not less than 5% of our outstanding share capital is not in attendance at that general meeting as a result of the accidental failure to give notice or non-receipt thereof. All shareholders are entitled to attend the shareholders’ general meeting or be represented by a proxy authorized in writing.

The agenda of the shareholders’ general meeting is determined by our board of directors or by whoever else is calling the meeting. The quorum for a shareholders’ general meeting will consist of shareholders representing 50.01% of the voting rights attached to our issued shares present in person or by proxy.

Voting

Matters determined at shareholders’ general meetings require an ordinary resolution, which requires a simple majority of the votes cast at any particular general meeting duly convened and quorate, unless our articles of association and the Companies Law specify differently. It is within the powers of the shareholders to have a resolution executed in writing by all shareholders and in such event no meeting needs to take place or notice to be given.

Reserved Matters

Our articles of association provide for special majorities for resolutions concerning, among other things, the following matters (for so long as class A shares are in issue and outstanding): (i) any variance to the rights attached to any class of shares requires approval of the holders of 75% of the shares of the affected class as well as a special resolution of the general meeting; and (ii) approval of the total number of shares and classes of shares to be reserved for issuance under any of our or our subsidiaries’ employee stock option plan or any other equity-based incentive compensation program requires approval of a majority of not less than 75% of the voting rights attached to all issued shares present and voting at a duly convened and quorate general meeting.

Voting Agreement

On May 2, 2013, our class A shareholders entered into a voting agreement to provide for certain matters with respect to our board of directors. Pursuant to such agreement the class A shareholders agreed to vote their class A shares so that, for so long as the class A shareholders own, in the aggregate, class A shares representing at least 90% of the voting power in our company:

•

to ensure that no director who is a director of our company as of the effective date of this registration statement is removed from the board of directors other than for cause as determined under our articles of association; and

•

to procure, to the extent that they can, that the chairman of our board of directors as of the effective date of the registration statement is not removed from office unless the chairman is concurrently removed from our board of directors for cause as determined under our articles of association.

The voting agreement will expire in accordance with its terms upon the first meeting of our shareholders in 2014 at which the board of directors will be re-elected or upon the class A shareholders ceasing to own, in the aggregate, class A shares representing at least 90% of the voting power in our company.

Board of Directors

Appointment of Directors

Our articles of association provide that we may have up to twelve directors, including up to three independent directors. We refer to all directors that are not independent directors as elected directors. As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent.

Any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which all the elected directors are scheduled to be appointed.

Except as set out below, the elected directors are appointed by shareholder weighted voting, under which each shareholder has the right to cast among one or more nominees as many votes as the voting rights attached to its shares multiplied by a number equal to the number of elected directors to be appointed. As long as each of our class A shareholders, including our founding shareholders as well as Mail.ru, and Mitsui, alone, continues to hold 10.01% of the voting rights attached to our issued shares as of the date of this prospectus, under the shareholder weighted voting set out in our articles of association for appointment of the board it effectively will have the right to appoint at least one director to serve on our board of directors. Elected directors are appointed as follows: (1) initially – until the first annual general meeting after December 31, 2013; (2) all the elected directors shall retire from office at each annual general meeting in every subsequent year following December 31, 2013; (3) all retiring elected directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the elected directors retire by electing another individual nominated to the office of elected director by any shareholder or group of shareholders by serving a notice at least 30 days prior to such general meeting, and in default the retiring elected director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such elected director shall have been put to the meeting and not adopted. The independent directors are nominated by the board, a shareholder or group of shareholders. Other than the two independent directors to be appointed in connection with this offering (one by unanimous vote of the elected directors present and voting at a board meeting and the other by a vote of 90% of the elected directors present and voting at a board meeting), all independent directors will be appointed by shareholder weighted voting in the same manner as voting for elected directors. The independent directors will be appointed as follows: (1) initially – until the first annual general meeting after December 31, 2013; (2) all the independent directors shall retire from office at each annual general meeting in every subsequent year following December 31, 2013; (3) all retiring independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the independent directors retire by electing another individual nominated by any of the board, a shareholder or a group of shareholders, and in default the retiring independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such independent director shall have been put to the meeting and not adopted.

In the event that the entire board of directors is terminated by a shareholder or a group of shareholders representing at least 10.01% of the voting rights attached to our issued shares, the remaining directors will remain in office only to summon a general meeting for purposes of (1) terminating the entire board pursuant to a request of the requesting members and (2) appointing new elected directors, and new independent directors. If, for any reason, the number of directors falls below the number fixed by the articles of association as the necessary quorum for board meetings and the vacant positions are not filled as per the above procedure within 21 days, the remaining board may remain in office only to convene a general meeting, at which all directors must retire and new directors will be appointed as provided above.

Our board of directors can elect a chairman by an absolute majority of votes of all the directors provided that an affirmative vote of at least one independent director is received (for so long as class A shares are in issue and are outstanding).

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (under our articles of association at least thirty days’ notice is required). A director may be removed from office automatically if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, shareholders holding 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors.”

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and has the authority to decide, among other things, on the following:

(a)	approval of strategy, annual budget and business plan for the group;

(b)	approval of certain transactions, including material transactions (as defined in our articles of association), borrowings as well as transactions involving sale or disposition of any interest in any group company (other than QIWI plc) or all or substantially all of the assets of any group company;

(c)	any group company’s exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation over certain thresholds as set out in our articles of association;

(d)	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any group company (other than ourselves);

(e)	entry into any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than U.S.$50,000 (if the price can be determined at the time the transaction is entered into);

(f)	issuance and allotment of shares by us for consideration other than cash; and

(g)	adoption of any employee stock option plan or any other equity-based incentive compensation program for our group (subject to a general meeting approving the total number of shares and classes of shares to be reserved for issuance under any such program).

Proceedings of the Board of Directors

Our board of directors meets at such times and in such manner as the directors determine to be necessary or desirable. Meetings are held in Cyprus. For as long as any class A shares are issued and outstanding, the quorum necessary for a meeting of our board of directors to be validly convened is a simple majority of the total number of the elected directors and the then existing independent directors.

A resolution at a duly constituted meeting of our board of directors is approved by an absolute majority of votes of all the directors unless a higher majority and/or affirmative vote of any independent directors is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing will be as valid as if it had been passed at a meeting of our board of directors when signed by all the directors. A resolution consented to in writing must be approved and executed by all the directors.

Chief Executive Officer

Our board of directors may by an absolute majority of votes of all the directors appoint a director to be our chief executive officer to be in charge and responsible for all day-to-day affairs of our group. Our chief executive officer is to be appointed for such period and on such terms as our board of directors thinks fit, and, subject to the terms of any agreement entered into in any particular case, his appointment may be terminated by our board of directors at any time. The term of appointment for our chief executive officer appointed at the time of this offering shall be until the first meeting of the new board appointed after December 31, 2013. Any subsequent term of appointment shall be for a period from the date of his appointment until the first meeting of the board on the second year after the date of his appointment.

Rights Attaching to Shares

Voting rights. Each class A share has the right to ten votes at a meeting of our shareholders; and each class B share has the right to one vote at a meeting of our shareholders.

Issue of shares and pre-emptive rights. Subject to the Companies Law and our articles of association, already authorized but not yet issued shares are at the disposal of our board of directors, which may allot or otherwise dispose of any unissued shares as it may decide. All new shares and/or other securities giving right to the purchase of our shares or which are convertible into our shares must be offered before their issue to our shareholders on a pro-rata basis. If the new securities are of the same class as existing shares, the offer must first be made on a pro rata basis to the shareholders of the relevant class and, if any such new securities are not taken up by those shareholders, an offer to purchase the excess will be made to all other shareholders on a pro rata basis (provided that such pre-emption rights have not been disapplied). Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of this offering in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs.

Conversion. At the irrevocable request of any class A shareholder, all or part of the class A shares held by such shareholder will convert into class B shares, on the basis that each class A share shall convert into one class B share, and the class B shares resulting from such conversion shall rank pari passu in all respects with the existing class B shares in issue.

In addition, class A shares will be automatically converted into class B shares, on a one-to-one basis, in the following circumstances: (1) all class A shares which are transferred by the holder, except in circumstances permitted under our articles of association, shall, immediately upon such transfer, be automatically converted into class B shares; (2) all class A shares held by a shareholder will be automatically converted into class B shares on the occurrence of a change of control (as defined in our articles of association) of the class A shareholder; and (3) all class A shares will be automatically converted into class B shares in the event that the aggregate number of class A shares constitute less than 10% of the aggregate number of class A and class B shares outstanding.

Class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s wholly-owned affiliates; (2) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (3) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then existing shareholders holding class A shares, and the respective transfer is permitted; if, in the case of (2) and (3), 10% or more of the total number of class A shares in issue are transferred.

Dividends. Subject to the special voting rights of the class A shares, a shareholders’ general meeting may declare dividends, but no dividend will be paid except out of our profits. Our board of directors may set aside out of our profits such sums as it thinks proper as a reserve. The board of directors may also, without establishing a reserve, carry forward to the next year any profits it may think prudent not to distribute as a dividend. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution we pay. We have historically paid dividends in the past and currently expect that we will continue to do so from time to time in the future. Please see “Dividend Policy.”

Winding Up. If our company is wound up, the liquidator may, upon a special resolution and any other procedure prescribed by the Companies Law, (i) divide all or part of our assets among the shareholders; and (ii) vest the whole or any part of such assets in trustees for the benefit of the contributories as the liquidator shall think fit, but so that no shareholder is compelled to accept any shares or other securities with any attached liability.

Form and transfer of shares. The instrument of transfer of any share must be executed by or on behalf of the transferor and the transferee, and the transferor will be deemed to be the holder of the share until the name of the transferee is entered into the register of shareholders. Except as set out above and in our articles of association, shareholders are entitled to transfer all or any of their shares by instrument of transfer in any usual or common form or in any other form, including electronic form, which the directors may approve.

Relevant Provisions of Cypriot law

The liability of our shareholders is limited. Under the Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor depositary receipts are listed on a regulated market in the EEA. Neither our shares nor depositary receipts are listed on a regulated market in the EEA.

The Companies Law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10%, in value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then, within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

Material Differences in Cyprus Law and our Amended and Restated Articles of Association and Delaware Law

Our corporate affairs are governed by our memorandum and articles of association and the provisions of applicable Cyprus law, including the Companies Law and common law. The Companies Law differs from laws applicable to U.S. corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the Companies Law (together with the provisions of our articles of association) and the Delaware General Corporation Law relating to shareholders’ rights.

Cyprus	Delaware

Shareholder Meetings
May be held at such time or place as specified in the relevant notice given in accordance with the Companies Law and articles of association by the board of directors if a general meeting is called by the board or by shareholders if called by such shareholders in accordance with the Companies Law.	Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws.

May be held in or outside Cyprus.	May be held inside or outside Delaware.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder Meetings

Shareholder’s Voting Rights
Any person authorized to vote at a general meeting may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association shall specify the number of the shareholders to constitute a quorum. Further to the Companies Law, three members personally present shall be a quorum unless the articles of association of the company do not make other provision to this effect. Further to our articles of association the quorum shall be 50.01% of the voting rights attached to our issued shares present and voting in person or by proxy at a duly convened general meeting.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

When the share capital is divided into different classes of shares separate voting takes place for each class of shares the rights of which are effected by the change. In accordance with the Companies Law, the decision is passed by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority of at least half of the issued share capital is represented. Under our articles of association, the decision is passed by a resolution of seventy five per cent vote of the holders of the shares of the relevant class, with the sanction of a special resolution of a general meeting of our shareholders.

Generally, a certificate of incorporation may be amended by the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. Shareholders generally have the right to amend the corporation’s bylaws, but the certificate of incorporation may instead confer this right on the directors of the corporation. Except as provided in the certificate of incorporation, changes in the rights of shareholders as set forth in the certificate of incorporation require approval of a majority of its shareholders.

The articles of association may provide for cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Directors
Under the Companies Law the board must consist of at least two members.	Board must consist of at least one member.

Under the articles of association, the board shall consist of up to twelve directors. A change in the number of directors shall be determined by the general meeting of the shareholders.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under the Companies Law, directors can be appointed by either the general meeting of shareholders or board of directors. Our articles of association provide for a specific procedure of electing directors.	Unless otherwise specified in the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors.

Under the Companies Law, directors can be removed by an ordinary resolution of the general meeting of shareholders. In addition, our articles of association provide that if the board of directors exercises its right to appoint a director to fill a vacancy on the board, members representing 10.01% of the voting rights attached to our issued shares may, subject to following a specific procedure, terminate the appointment of the board.	Barring certain exceptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority, or in some cases the supermajority, of the shares entitled to vote at an election of directors.

As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent. Under the Companies Law, directors do not have to be independent. Further to the articles of association, the Board shall contain up to 3 independent directors.	Directors do not have to be independent.

Fiduciary Duties
Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the company.	Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Under the Companies Law, the directors have to declare the nature of their interest (either direct or indirect) in transactions at a meeting of the directors of the company. Under our articles of association, directors may not vote on a matter in which they have an interest even if the director has disclosed any interests in the transaction.	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Actions by Written Consent

A unanimous written resolution of all directors will be as valid as if it had been passed at a duly convened meeting of the board of directors.

A unanimous written resolution of all shareholders will be as valid as if it had been passed at a duly convened general meeting.

A written consent of the directors must be unanimous to take effect

Unless otherwise provided in the certificate of incorporation, any action to be taken at any shareholder meeting may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

Business Combinations

Dissolution of the company, assuming it is solvent, requires a resolution of the board of directors and a special resolution of the general meeting.

Sale, lease or exchange of assets require a resolution of the board of directors.

Completion of a merger or consolidation requires a resolution of the board of directors and a special resolution of the general meeting.

Depending on the form of a relevant combination it requires a board of directors’ resolution at which the directors related to interested shareholders have no right to vote and/or a special resolution of the general meeting at which the interested shareholders would not be precluded from voting.

Completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Business combinations with interested shareholders require a special shareholder vote.

Shareholder’s Derivative Actions
In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

The complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

Such action shall not be dismissed or compromised without the approval of the Chancery Court.

If we were a Delaware corporation, a shareholder whose shares were cancelled in connection with our dissolution, would not be able to bring a derivative action against us after the class B shares have been cancelled.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent one class B share (or a right to receive one class B share) deposited with the principal London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depository’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

You may hold your ADSs indirectly, as described above, through a broker or other securities intermediary that is a participant in (i) DTC, the U.S. book-entry settlement system, (ii) Euroclear Bank S.A./N.V., also referred to as Euroclear, or Clearstream Banking, société anonyme, also referred to as Clearstream, the European book-entry settlement systems, or (iii) the National Settlement Depositary, also referred to as NSD, the Russian book-entry settlement system. All indirectly held ADSs will be registered in the name of a nominee of DTC. Euroclear and Clearstream hold securities entitlements in securities through participants in DTC, and NSD holds securities entitlements in securities through a participant in Euroclear.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cyprus law governs shareholder rights. The depositary will be the holder of class B shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and the form of ADR, attached thereto. Directions on how to obtain copies of those documents are provided on page “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on class B shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on class B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of class B shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the class B shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Distribution of Class B Shares. The depositary may distribute additional ADSs representing any class B shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell class B shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new class B shares. The depositary may sell a portion of the distributed class B shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Purchase Additional Class B Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the class B shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by class B shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, class B shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our class B shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit class B shares or evidence of rights to receive class B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the class B shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited class B shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders must instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you would not be able to exercise your right to vote unless you withdraw class B shares. However, you may not know about the meeting enough in advance to withdraw class B shares.

The depositary will try, as far as practical, subject to the laws of Cyprus and of our articles of association or similar documents, to vote or to have its agents vote class B shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your class B shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing class B shares or ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of class B shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been class B shares and the class B shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of class B shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class B shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing class B shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

From time to time, the depositary may make payments to us to reimburse and/or class B share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our class B shares	The cash, class B shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities	The depositary may distribute some or all of the cash, class B shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Distribute securities on class B shares that are not distributed to you
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 90 days prior to the written notice of such removal. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver class B shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary shall be discharged from all obligations under the deposit agreement, except to account for the net proceeds of such sale and other cash (after deducting fees and expenses and applicable taxes and governmental charges). The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations, as well as those of our directors, officers, employees, agents and affiliates, and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of class B shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any class B shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive Class B Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying class B shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of class B shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our class B shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of class B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying class B shares. This is called a pre-release of the ADSs. The depositary may also deliver class B shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying class B shares are delivered to the depositary. The depositary may receive ADSs instead of class B shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns class B shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days’ notice and (4) the pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office any reports, notices and other communications, including any proxy soliciting material that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Trading on Nasdaq and MICEX

If an investor sells or buys ADSs on Nasdaq, it will generally be required to receive ADSs in, or deliver ADSs from, a DTC participant account in order to settle that trade. If an investor sells or buys ADSs on MICEX, it will be required to receive ADSs in, or deliver ADSs from, an NSD participant account, as the case may be, in order to settle that trade. ADSs generally can be moved between participant accounts in DTC, Euroclear/Clearstream or NSD as required to settle trades or to facilitate holding ADSs with a broker or securities intermediatry preferred by the beneficial owner.

Prior to this offering, our ADSs did not trade on MICEX. This offering includes an offering to investors in the Russian Federation of our ADSs that will be immediately available for trading on MICEX. We cannot assure you that a regular trading market will develop in the ADSs on MICEX.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 21,671,674 ADSs representing approximately 99.6% of our class B shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Lock-Up Agreements

We, and each of the selling shareholders, have agreed that, subject to certain customary exceptions, we and they will not (1) offer, pledge, sell, contract to sell, sell any option of contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or (in the case of the Company) file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, including ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any other such securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus, other than the ADSs to be sold in this offering and certain other exceptions. See “Underwriting.”

Certain of our officers and employees, holding 694,464 options that have already vested pursuant to our employee stock option plan, entered into lock-up agreements with the underwriters in connection with our initial public offering pursuant to which they agreed they would not, among other things, offer, pledge or sell our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares for a period of 180 days from May 2, 2013. This period expires on October 28, 2013.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 520,975 shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional shares; and

•	the average weekly trading volume of our ADSs on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144 under the Securities Act, but without compliance with some of the restrictions, including the holding period, contained in Rule 144 under the Securities Act. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the Cypriot tax, Russian tax and United States federal income tax consequences of ownership of the ADSs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of the ADSs, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this prospectus, and of any actual changes in applicable tax laws after such date.

Material Cypriot Tax Considerations

The following discussion of material Cypriot tax considerations represents the opinion of Antis Triantafyllides & Sons LLC, our Cypriot counsel.

Cyprus Economic Adjustment Program

In connection with the proposed bailout of Cyprus by the Troika, a comprehensive economic adjustment program is expected to be adopted in Cyprus. As a result thereof, certain amendments have been introduced to the Cyprus taxation system. The consequences of implementation of the Cyprus Economic Adjustment Program are uncertain. See “Risk Factors—Risks Relating to Taxation—Adverse financial measures may be adopted in Cyprus in connection with its bailout.”

Tax residency

A company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. We anticipate being a company resident in Cyprus for tax purposes. Where, as with our company, the majority of the board of directors is comprised of tax residents of Russia, there may be increased risk that the company is not managed and controlled in Cyprus and, therefore, is not a tax resident in Cyprus. See also risk factor “Risk Factors – Risks Related to Taxation—We may be deemed to be a tax resident outside of Cyprus.”

With respect to the holders of our ADSs, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year.

The holding and disposal of the ADSs by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Cyprus Resident Company

A company which is considered to be a resident for tax purposes in Cyprus is subject to corporate income tax in Cyprus (“Corporate Income Tax”) on its worldwide income, taking into account certain exemptions. The rate of Corporate Income Tax in Cyprus is 12.5%.

Special defense contribution (“Cypriot Defense Tax”) is levied on certain types of income of tax residents of Cyprus.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of the country of residence or domicile of the shareholder. Holders of ADSs must consult their own tax advisors on the consequences of their domicile or residence in relation to the payment of dividends.

Tax residents of Cyprus are subject to the Cypriot Defense Tax on dividends at the rate of 20.0%. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus capital gains tax is imposed at the rate of 20.0% only on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own such immovable property. Shares listed on any recognised stock exchange are generally excluded from capital gains tax. It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

The Cypriot Defense Tax, at a rate of 20% would be payable by the company on deemed dividends to the extent that its shareholders (both individuals and companies) are Cyprus tax residents. A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax on deemed dividend distribution would be payable by the company to the extent such profits are attributable to Cyprus tax resident shareholders (both individuals and companies). The Cypriot Defence Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any).

Imposition of such a tax on the company could have a material adverse effect on the group’s business, results of operations, financial condition or prospects and the trading price of the ADRs.

On September 13, 2011, the Commissioner of the Cyprus Inland Revenue Department (the “Commissioner”) issued Circular 2011/10 (the “Circular”), which now exempts from the remit of the Cypriot Defense Tax the profits that are imputed indirectly to non-Cyprus tax-resident shareholders of a Cyprus tax-resident company, insofar as such profits are indirectly apportioned to shareholders who are ultimately non-Cyprus residents. The Circular applies to all years which have not yet been filed or examined by the Commissioner.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the law on the treatment of holders of ADSs with respect to Cypriot Defense Tax on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Cypriot Defense Tax on dividends and, therefore, the provision of sections “— Taxation of Dividends and Distributions” and “— Deemed Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains of the company

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies or legal persons wherever incorporated and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognised stock exchange.

Dividends to be received by the company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Corporate Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0% of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 5.0%). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 20.0%.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to Corporate Income Tax at the rate of 12.5%, after the deduction of any allowable business expenses. Any other interest income will be subject to the Cypriot Defense Tax at the rate of 30.0% on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Cypriot Defense Tax and only be subject to Corporate Income Tax.

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of income.

In accordance with a circular issued by the Cyprus tax authorities, all direct expenses relating to the income from exempt activities should be deducted from such income (i.e. disallowed for Corporate Income Tax purposes) in arriving at the income to be treated as tax exempt. All general administration expenses should be allocated to the activities of the company proportionately.

It is noted that the disposal of fixed assets or investments which generate a gain or loss of a capital nature does not constitute an activity for the purposes of apportionment of the general expenses (overheads). The holding of investments by a holding company is not treated as an activity and the specific circular should not apply. The expenses, however, which directly or indirectly relate to acquisitions/disposals of such investments should be disallowed/reduce the tax exempt income arising from the disposal.

In May 2012, the Cyprus House of Representatives enacted laws (the “Amendments”) which are effective retrospectively from January 1, 2012 (the “Effective Date”). Prior to the Amendments, the Inland Revenue Department did not treat any interest on loans received for the acquisition of shares in other companies as a tax deductible expense. Following the Amendments and subject to the below, if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a 100% owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company subject to the following:

(a)	the deduction will only apply if the subsidiary does not own assets that are not used in the business; and

(b)	if the subsidiary holds such assets, the deductibility of interest expense will be limited to correspond to the amount of assets used in the business.

This change is effective in respect of interest incurred on borrowings used for the purchase of shares purchased on or after the Effective Date.

Arm’s length principle

There are no specific transfer pricing rules, or any transfer pricing documentation requirements, in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties are carried out on an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly.

Stamp duty

Cyprus levies stamp duty on an instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.03 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

A liability to stamp duty may arise on acquisition of shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares that underly the shares may be considered to be Cypriot property.

The stamp duty rates are as follows:

•	for contracts with a value of €1 to €5,000, there is no stamp duty payable;

•	the stamp duty is €1.50 per thousand for contracts with a value from €5,001 to €170,000; and

•	the stamp duty is €2 per thousand for contracts with a value exceeding €170,000, with a cap of €20,000.

Any documents that do not specify values incur a stamp duty of EUR35. In cases where the stamp duty commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from the ordinary carrying on of their business, or interest closely connected with the ordinary carrying on of their business.

Any payment of interest which is not considered as interest accruing from the ordinary carrying on of a business or interest income closely connected with the ordinary carrying on of a business by the company to Cypriot tax resident (both corporations and individuals) lenders shall be subject to Cypriot Defense Tax at the rate of 30.0%, whereby the company is required to withhold such tax from the interest.

Capital duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorised share capital of a Cypriot company upon its incorporation and upon subsequent increases thereon.

The capital duty rates are as follows:

•	0.6% on the nominal value of the authorized share capital; and

•	€17 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

United States Federal Income Tax Considerations

The following discussion sets forth the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect at the date of this Prospectus, and any of which may change, possibly with retroactive effect. Further, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisers regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisers regarding the particular tax consequences to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of United States federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on Nasdaq will be eligible for beneficial rates of taxation provided we are not a PFIC during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depository’s) receipt of the dividend. The amount of any dividend income paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Companies” below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ADSs, in each case, as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

If a Russian tax is imposed on the sale or other disposition of our ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of the Russian tax. See “—Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs” for a description of when a disposition may be subject to taxation by Russia. Because a U.S. Holder’s gain from the sale or other disposition of ADSs or ordinary shares will generally be U.S. source gain, a U.S. Holder may be unable to claim a credit against its U.S. federal tax liability for any Russian tax on gains. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including the Russian tax, in computing taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders should consult their tax advisers as to whether any Russian tax on gains may be creditable against U.S. federal income tax on foreign source income from other sources.

The surrender of ADSs in exchange for ordinary shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such a surrender. A U.S. Holder’s tax basis in withdrawn shares will be the same as such holder’s tax basis in the ADSs surrendered, and the holding period of the shares will include the holder’s holding period for the ADSs.

Passive Foreign Investment Companies

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not believe that we were a PFIC for the taxable year ended December 31, 2012. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. Holder will generally be subject to an increased amount of taxes and an interest charge, characterization of any gain from the sale or exchange of our ADSs as ordinary income, and other disadvantageous tax treatment with respect to our ADSs unless the U.S. Holder may make a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ADSs, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter, but may not be made with respect to our ordinary shares as they are not marketable stock. We anticipate that our ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ADSs makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark to market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market.

An individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs, if such ADSs are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their tax advisors regarding application of the information reporting rules.

Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs

The following is a summary of material Russian tax consequences relevant to the purchase, ownership and disposition of the ADSs. The summary is based on the laws of the Russian Federation in effect on the date of this prospectus. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of the prospectus. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions and municipalities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own advisers regarding the tax consequences of investing in the ADSs and no representations with respect to the Russian tax consequences of investing, owning or disposing of the ADSs to any particular holder is made hereby.

General

Many aspects of Russian tax law, including Russian tax rules applicable to ADSs, are subject to significant uncertainty and lack interpretive guidance. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change (including with a retroactive effect) and inconsistency than in jurisdictions with more developed capital markets or more developed taxation systems. In particular, the interpretation and application of such provisions will, in practice, rest substantially with local tax inspectorates. In practice, the interpretation of tax law by different tax inspectorates may be inconsistent or contradictory and may result in the imposition of conditions, requirements or restrictions not provided for by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may be inconsistent or contradictory.

For the purposes of this summary, a “non-resident holder” means a holder of ADSs who is:

•

an individual actually present in the Russian Federation for an aggregate period of less than 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) in any period comprising 12 consecutive months. Presence in Russia for tax residency purposes is not considered interrupted for an individual’s short term absences (of less than 6 months) from the Russian Federation for medical treatment or education. The interpretation of this definition by the Ministry of Finance of the Russian Federation states that for withholding tax purposes an individual’s tax residence status should be determined on the date of income payment (based on the number of Russian days in the 12-month period preceding the date of payment). The individual’s final tax liability in the Russian Federation for the reporting calendar year should be determined based on the number of days spent in the Russian Federation in such calendar year; or

•

a legal entity or organisation, in each case not organised under Russian law, which purchases, holds and/or disposes of the ADSs otherwise than through a permanent establishment in the Russian Federation (as defined by Russian tax law).

For the purposes of this summary, a “Russian resident holder” is a holder of ADSs who is not qualified to be a non-resident holder defined in the previous paragraph.

Russian tax residency rules may be affected by an applicable double tax treaty. It is anticipated that the Russian tax residency rules applicable to legal entities may change in the future.

Non-resident holders

Generally, a non-resident holder of ADSs should not be subject to any Russian taxes in respect of distributions made by us with respect to class B shares underlying the ADSs.

Legal entities or organisations

A non-resident holder that is a legal entity or organisation generally should not be subject to any Russian taxes in respect of the purchase of the ADSs, any gain or other income realised on the sale, exchange or other disposal of the ADSs.

Individuals

A non-resident holder who is an individual should not generally be subject to Russian taxes in respect of any gains realised on the sale, exchange or other disposal of ADSs, provided that the proceeds of such sale, exchange or disposal are not received from a source within Russia.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30 % of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States—Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that less than 50% of our fixed assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether 50% or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50% or more of our assets. If 50% or more of our assets were to consist of immovable property situated in Russia, the benefits of the United States - Russia double tax treaty may not be available to an ADS holder.

According to Russian tax legislation, income received from a sale, exchange or disposition of the ADSs should be treated as having been received from a Russian source if such sale, exchange or disposition occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from a sale, exchange or disposition of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source.

The taxable base is required to be calculated in rubles and, therefore, may be affected by fluctuations in the exchange rates of the currencies used at the time of the acquisition and the sale of the ADSs, the currency of sale of the ADSs and rubles. The tax may be withheld at source from payment only if the individual acts via a professional intermediary (such as trustee, dealer, broker or other intermediary acting to the benefit of the individual holder), otherwise the non-resident individual shall be liable to file a tax return and pay the tax due.

Additionally, acquisition of the ADSs by a non-resident holder who is an individual may constitute a taxable event pursuant to provisions of the Russian Tax Code relating to the material benefit (deemed income) received by individuals as a result of acquisition of securities. If the acquisition price of the ADSs is below the lower margin of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% (arguably, this would be subject to reduction or elimination under the applicable double tax treaty).

As noted above with respect to the disposal of the ADSs, under Russian tax legislation, taxation of the income of non-resident holders who are individuals will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the related material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in Russia”. In the absence of any additional guidance as to what should be considered as a purchase of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including looking at the place of conclusion of the acquisition transaction or other similar criteria.

Non-resident holders who are individuals should consult their own tax advisors with respect to the tax consequences arising as a result of acquisition or disposition of the ADSs and the receipt of proceeds from source within the Russian Federation in respect of such disposition.

Double Tax Treaty Procedures

Where a non-resident holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed. Currently, a non-resident holder is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalised, and translated into Russian). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. In addition, a non-resident who is an individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed. Because of the uncertainties regarding the form and procedures for providing such documentary proof, individuals, in practice, may not be able to obtain advance treaty benefits on receipt of proceeds from a source within Russia, and it can be extremely difficult to obtain a refund.

Non-resident holders should consult their own tax advisers regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on proceeds received from a disposition of the ADSs.

Refund of Tax Withheld

If double tax treaty relief is available but Russian tax has nevertheless been withheld at the source of payment, an application for the refund of the taxes withheld may be made within three years from the end of the tax period in which the tax was withheld for non-resident holders.

In order to obtain a refund, the non-resident holder is required to file with the Russian tax authorities, among other documents, a duly notarised, apostilled and translated certificate of tax residence issued by the competent tax authority of the relevant treaty country at the time the income was paid, as well as documents confirming receipt of such income and the withholding of Russian tax. In addition, a non-resident holder who is an individual is required to provide appropriate documentary proof of tax payments made outside of Russia with respect to which such tax refund is claimed. The supporting papers shall be provided within one year after the year to which the treaty benefits relates for non-resident holders who are individuals.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties.

Prospective non-resident holders should consult their own tax advisors should they need to obtain a refund of Russian taxes withheld on any payments received with respect to the ADSs.

Resident holders

A Resident holder will generally be subject to all applicable Russian taxes in respect of the purchase of the ADSs and income received on the ADSs, including gains from their sale, exchange or other disposition.

Resident holders should consult their own tax advisers with respect to their tax position regarding the ADSs.

UNDERWRITING

Our selling shareholders are offering the American depositary shares described in this prospectus through a number of underwriters. Credit Suisse Securities (USA) LLC is acting as sole book-running manager of the offering and representative of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
Credit Suisse Securities (USA) LLC
VTB Capital plc
William Blair & Company, L.L.C.
Atonline Limited

Total	8,197,866

All sales of our ADSs in the United States will be made by U.S. registered broker-dealers. Neither VTB Capital plc nor Antonline Limited is a U.S. registered broker-dealer. VTB Capital plc will sell our ADSs in the United States through its U.S. registered broker-dealer, VTB Capital Inc.

The underwriters are committed to purchase all ADSs offered by the selling shareholders pursuant to the underwriting agreement, if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of U.S.$                     per ADS. After the public offering of the ADSs, the public offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,229,680 additional ADSs from the selling shareholders to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. For information concerning the selling shareholders who have granted this over-allotment option to the underwriters, see “Principal and Selling Shareholders.” To the extent this over-allotment option is exercised for a number of ADSs less than the full amount of the option, selling shareholders who will provide ADSs to be sold pursuant to this option will provide such ADSs proportionally. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to the selling shareholders per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	Without over-allotment exercise	With full over-allotment exercise
	U.S.$	U.S.$	U.S.$
Underwriting discounts and commissions paid by selling shareholders	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, including selling shareholder expenses payable by us, but excluding the underwriting discounts and commissions, will be approximately U.S.$1.1 million, which includes an amount not to exceed U.S.$15,000 that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering and an amount not to exceed U.S.$50,000 representing advisory fees we have agreed to pay one of the underwriters in connection with structuring the offering of the ADSs in the Russian Federation and the admission to trading of the ADSs on MICEX.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 90 days after the date of this prospectus, we, and each of the selling shareholders, have agreed that, subject to certain customary exceptions, we and they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or (in the case of the Company) file with the Commission a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, including ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of Credit Suisse Securities (USA) LLC.

In connection with this offering, the book-running managers for our initial public offering in May 2013 have agreed to waive the lock-up restrictions applicable to us and the selling shareholders entered into in connection with our initial public offering in order to permit the filing of the registration statement of which this prospectus forms a part and the offer and sale of the shares by the selling shareholders.

We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

Our ADSs are listed on Nasdaq and are admitted to trading on MICEX under the symbol “QIWI.”

In connection with this offering, the underwriters may engage in stabilizing transactions on Nasdaq, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of

ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representative of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, (including pursuant to the debt refinancing) financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us, the selling shareholders, or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marches financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and

D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Italy

The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered or sold, and copies of this offering document or any other document relating to the ADSs may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, sub – Section 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the ADSs or distribution of copies of this offering document or any other document relating to the ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the ADSs; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the ADSs, and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of our ADSs has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”), and, therefore, none of our ADSs may be offered, sold or distributed in any manner, nor may any resale of the ADSs be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our ADSs have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our ADSs in Spain.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The ADSs may not be offered to the public in the UAE and/or any of the free zones.

The ADSs may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

We estimate the expenses in connection with the issuance and distribution of our ADSs in this offering, other than underwriting discounts and commissions, as follows:

SEC registration fee	U.S.$	45,000
Printing and engraving expenses		120,000
Legal fees and expenses		500,000
Accountants’ fees and expenses		200,000
Nasdaq fee		5,000
FINRA fee		45,000
Miscellaneous costs		150,000

Total	U.S.$	1,065,000

We anticipate that the total underwriting discounts and commissions on ADSs sold by the selling shareholders will be approximately U.S.$                                        , or                                         % of the gross proceeds of the offering. The selling shareholders will be responsible for the underwriting discounts and commissions related to this offering.

We will be responsible for the expenses of the offering listed above.

All amounts in the table are estimates.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States federal securities law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, London, United Kingdom. The validity of the class B shares underlying the ADSs and other legal matters concerning this offering relating to Cyprus law will be passed upon for us by Antis Triantafyllides & Sons LLC. Certain legal matters concerning this offering relating to United States federal securities law will be passed upon for the underwriters by White & Case LLP, London, United Kingdom. Certain legal matters in connection with this offering relating to Cyprus law will be passed upon for the underwriters by Chrysses Demetriades & Co. LLC.

EXPERTS

The consolidated financial statements of Qiwi plc as of December 31, 2010, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our board of directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Russia. Judgments rendered by a court in any jurisdiction outside Russia will generally be recognized by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists, between Russia, on the one hand, and the United States, on the other hand. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. Furthermore, Russian courts have limited experience in the enforcement of foreign court judgments. Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction.

Shareholders may originate actions in either Russia or Cyprus based upon either applicable Russian or Cypriot laws, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and relevant exhibits and schedules) under the Securities Act covering the ADSs to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each summary or outline in this prospectus of a document filed as an exhibit to the registration statement incorporating by reference particular items, sections or paragraphs of such exhibit is qualified in its entirety by the full contents of such exhibit.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal stockholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we are required to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended December 31, 2013 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter. You can inspect and copy the registration statements, reports and other information filed with the SEC at the public reference facility maintained by the SEC at 100 F. Street, N.E., Washington, DC 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings will also be available to the public on the SEC’s internet website at http://www.sec.gov.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and members of QIWI plc

We have audited the accompanying consolidated statements of financial position of QIWI plc as of December 31, 2010, 2011 and 2012, and the related consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIWI plc as of December 31, 2010, 2011 and 2012, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and IFRS as published by the IASB.

/s/ Ernst & Young LLC

Moscow, Russia

March 18, 2013

QIWI plc

Consolidated statement of financial position

As of December 31, 2012 (in thousands of Rubles, except per share data)

	Notes	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
		RUB (000)	RUB (000)	RUB (000)
Assets
Non-current assets
Property and equipment	11	157,013	167,871	105,653
Goodwill and other intangible assets	12,13	2,071,970	2,028,526	1,975,930
Long-term debt instruments	33	316,640	630,327	616,473
Long-term loans	14	22,408	206,832	185,384
Investments in associates	7	4,101	34,656	100,436
Derivative financial assets	33	8,601	8,601	–
Deferred tax assets	29	108,480	98,437	101,805
Long-term rent prepayment	15	353,107	–	–
Long-term VAT prepayment	15	63,559	–	–
Other non-current assets		150	18,305	16,377

Total non-current assets		3,106,029	3,193,555	3,102,058

Current assets
Inventories		41,539	53,243	22,761
Trade and other receivables	16	1,950,960	2,704,827	3,437,671
Short-term loans	14	50,967	51,107	324,086
Short-term debt instruments	33	1,161,663	303,704	1,751,119
Prepaid income tax		153,148	81,226	37,835
VAT and other taxes receivable		65,217	62,133	19,511
Cash and cash equivalents	17	6,891,881	8,810,441	9,943,160
Short-term rent prepayment	15	70,621	–	–
Other current assets	18	24,235	45,386	70,573

Total current assets		10,410,231	12,112,067	15,606,716

Total assets		13,516,260	15,305,622	18,708,774

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	890	890	904
Additional paid-in capital		1,876,104	1,876,104	1,876,104
Other reserve		5,909	32,811	101,124
Retained earnings		422,623	526,079	569,317
Translation reserve		1,557	6,015	705

Total equity attributable to equity holders of the parent		2,307,083	2,441,899	2,548,154
Non-controlling interest		41,250	(87,020)	(49,311)

Total equity		2,348,333	2,354,879	2,498,843

Non-current liabilities
Long-term borrowings	20	30,508	67,810	38,762
Long-term deferred revenue		29,248	30,385	43,605
Deferred tax liabilities	29	83,967	54,402	44,065
Other non-current liabilities		33,559	20,781	–

Total non-current liabilities		177,282	173,378	126,432

Current liabilities
Short-term borrowings	20	36,414	122,203	26,105
Trade and other payables	21	9,577,501	11,093,791	14,934,194
Amounts due to customers and amounts due to banks	22	1,240,057	1,392,366	944,549
Income tax payable		4,232	21,784	9,558
VAT and other taxes payable		121,730	133,160	138,742
Deferred revenue		9,586	9,097	30,048
Other current liabilities		1,125	4,964	303

Total current liabilities		10,990,645	12,777,365	16,083,499

Total equity and liabilities		13,516,260	15,305,622	18,708,774

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

	Year ended December 31
	Notes	2010	2011	2012
	2.1	RUB (000)	RUB (000)	RUB (000)
Revenue	23	6,157,635	8,158,097	8,911,438
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	24	3,750,969	5,572,609	5,454,288
Selling, general and administrative expenses	25	1,418,739	1,543,688	1,838,797
Depreciation and amortization		171,466	140,598	129,051
Impairment of intangible assets		–	–	3,636

Profit from operations		816,461	901,202	1,485,666

Gain on bargain purchase	5	–	14,765	–
Gain / (loss) from disposal of subsidiaries	8	7,089	7,024	(1,027)
Change in fair value of derivative financial assets		8,601	–	(328)
Other income	26	20,577	9,620	16,669
Other expenses	27	(34,453)	(73,182)	(28,738)
Foreign exchange loss, net		(286)	(12,083)	(21,126)
Share of loss of associates	7	–	(22,926)	(13,236)
Interest income		5,393	6,146	25,510
Interest expense		(2,145)	(4,064)	(7,520)

Profit before tax from continuing operations		821,237	826,502	1,455,870
Income tax expense	29	(204,346)	(240,523)	(407,729)

Net profit from continuing operations		616,891	585,979	1,048,141

Discontinued operations
Gain / (loss) from discontinued operations	8	137,731	(156,255)	(240,363)

Net profit		754,622	429,724	807,778

Attributable to:
Equity holders of the parent		693,399	519,993	910,138
Non-controlling interests		61,223	(90,269)	(102,360)
Other comprehensive income
Exchange differences on translation of foreign operations		(10,770)	2,907	2,477

Total comprehensive income, net of tax		743,852	432,631	810,255

attributable to:
Equity holders of the parent		683,204	524,451	912,095
Non-controlling interests		60,648	(91,820)	(101,840)
Earnings per share (RUB):
Basic, profit attributable to ordinary equity holders of the parent	10	13.33	10.00	17.50
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	10	12.07	11.46	20.72

Diluted, profit attributable to ordinary equity holders of the parent	10	13.17	10.00	17.50
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	10	11.91	11.46	20.72

QIWI plc

Consolidated cash flow statement

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

	Year ended December 31
	Notes	2010	2011	2012
	2.1	RUB (000)	RUB (000)	RUB (000)
Cash flows from operating activities
Profit before tax from continuing operations		821,237	826,502	1,455,870
Profit/(loss) before tax from discontinued operations		198,805	(137,568)	(233,535)

Profit before tax		1,020,042	688,934	1,222,335

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	11, 12	191,262	156,586	137,101
Loss/(gain) on disposal of property, plant and equipment		9,249	5,321	(91)
Foreign exchange loss (gains), net		(3,391)	32,738	(22,770)
Interest expense/(income), net	23	(57,801)	(130,646)	(243,490)
Bad debt expense/(recovery)	14, 16	40,470	97,426	211,295
Loss/(gain) on loans issued at rate different from market	26, 27	–	30,993	(8,042)
Change in financial assets at fair value through profit and loss	33	(8,601)	–	328
Impairment of property, plant and equipment and intangible assets	11, 12	27,037	–	4,697
Gain from disposal of subsidiaries and discontinued operations	8	(7,089)	(39,859)	(45,519)
Loss recognized in remeasurement of fair value before classification as assets held for sale	8	–	–	167,333
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	27	17,384	16,609	24,298
Loss on acquisition of non-controlling interest classified as a liability	6	–	12,252	–
Gain on bargain purchase	5	–	(14,765)	–
Share of loss of associates	7	–	28,740	13,236
Goodwill impairment	13, 12	2,934	8,225	–
Share-based payments		–	–	65,718
Other		(843)	11,910	2,262

Operating profit before changes in working capital		1,230,653	904,464	1,528,691

(Increase)/decrease in trade and other receivables		4,646,356	(703,506)	(1,028,028)
(Increase)/decrease in rent prepayment		(487,287)	225,700	–
(Increase)/decrease in other current assets		5,268	(27,816)	848
Increase in inventories		(17,229)	(17,486)	(9,589)
Increase/(decrease) in amounts due to customers and amounts due to banks		595,882	152,309	(490,038)
Increase in accounts payable and accruals		989,369	1,575,986	4,041,454
Loans issued from banking operations		(28,554)	(39,518)	(324,199)

Cash generated from operations		6,934,458	2,070,133	3,719,139

Interest received		51,671	174,409	170,904
Interest paid		(4,521)	(6,088)	(6,608)
Income tax paid		(462,272)	(189,650)	(384,281)

Net cash flow from operating activities		6,519,336	2,048,804	3,499,154

QIWI plc

Consolidated cash flow statement (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

	Year ended December 31
	Notes	2010	2011	2012
	2.1	RUB (000)	RUB (000)	RUB (000)
Cash flows from investing activities
Purchase of property and equipment		(97,291)	(90,906)	(35,587)
Proceeds from sale of property and equipment		3,433	5,093	5,349
Purchase of intangible assets		(56,457)	(47,941)	(42,229)
Loans issued		(34,877)	(23,576)	(17,752)
Repayment of loans issued		10,879	2,985	33,638
Purchase of debt instruments		(1,515,263)	(635,011)	(1,649,547)
Proceeds from settlement of debt instruments		200,000	1,143,750	289,500
Purchase of investments in associates		(4,101)	(4,240)	(92,859)
Acquisitions of shares in subsidiaries, net of cash acquired	5	132,386	(11,955)	(1,062)
Net cash inflow on disposal of subsidiaries	8	9,789	1,166	12,931

Net cash flow from investing activities		(1,351,502)	339,365	(1,497,618)

Cash flows from financing activities
Proceeds from borrowings		90,411	48,221	52,253
Repayment of promissory notes issued		(4,768)	(8,421)	(16,297)
Repayment of borrowings		(82,139)	(15,916)	(3,395)
Proceeds from / (disbursements of) from overdraft facilities, net		5,361	2,132	(47,452)
Transactions with non-controlling interest		29,790	9,748	10,340
Other financing		5,459	(22,177)	–
Dividends paid to owners of the Group	28	(370,327)	(424,720)	(865,687)
Dividends paid to non-controlling shareholders	28	(48,800)	(60,803)	(914)

Net cash flow used in financing activities		(375,013)	(471,936)	(871,152)

Effect of exchange rate changes on cash and cash equivalents		(12,907)	2,327	2,335

Net increase / (decrease) in cash and cash equivalents		4,779,914	1,918,560	1,132,719

Cash and cash equivalents at the beginning of year		2,111,967	6,891,881	8,810,441

Cash and cash equivalents at the end of year		6,891,881	8,810,441	9,943,160

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
As of December 31, 2011		15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

Profit (loss) for the year		–	–	–	–	910,138	–	910,138	(102,360)	807,778
Foreign currency translation		–	–	–	–	–	1,957	1,957	520	2,477

Total comprehensive income		–	–	–	–	910,138	1,957	912,095	(101,840)	810,255
Split of shares	19	51,285,000	–	–	–	–	–	–	–	–
Issue of share capital	19	700,000	14	–	–	–	–	14	–	14
Share-based payments	34	–	–	–	65,718	–	–	65,718	–	65,718
Disposal of subsidiaries	8	–	–	–	–	–	(7,267)	(7,267)	132,718	125,451
Contribution from non-controlling interest without change in ownership		–	–	–	2,595	–	–	2,595	7,745	10,340
Dividends (16.67 per share)	28	–	–	–	–	(866,900)	–	(866,900)	–	(866,900)
Dividends to non-controlling interest	28	–	–	–	–	–	–	–	(914)	(914)

As of December 31, 2012 RUB (000)		52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

QIWI plc

Consolidated statement of changes in equity (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
As of December 31, 2010		15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

Profit (loss) for the year		–	–	–	–	519,993	–	519,993	(90,269)	429,724
Foreign currency translation		–	–	–	–	–	4,458	4,458	(1,551)	2,907

Total comprehensive income		–	–	–	–	519,993	4,458	524,451	(91,820)	432,631
Share in changes in equity of associates	7	–	–	–	31,508	–	–	31,508	–	31,508
Transactions with non-controlling interest in subsidiaries	6	–	–	–	(1,555)	–	–	(1,555)	10,669	9,114
Acquisition of subsidiaries		–	–	–	–	–	–	–	(1,287)	(1,287)
Other changes in equity		–	–	–	(3,051)	–	–	(3,051)	8,850	5,799
Dividends (8.01 per share)	28	–	–	–	–	(416,537)	–	(416,537)	–	(416,537)
Dividends to non-controlling interest	28	–	–	–	–	–	–	–	(54,682)	(54,682)

As of December 31, 2011		15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

QIWI plc

Consolidated statement of changes in equity (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
As of December 31, 2009		15,000	890	1,876,104	(8,582)	103,223	11,752	1,983,387	20,791	2,004,178

Profit (loss) for the year		–	–	–	–	693,399	–	693,399	61,223	754,622
Foreign currency translation		–	–	–	–	–	(10,195)	(10,195)	(575)	(10,770)

Total comprehensive income		–	–	–	–	693,399	(10,195)	683,204	60,648	743,852
Transactions with non-controlling interest in subsidiaries	6	–	–	–	31,456	–	–	31,456	(2,562)	28,894
Acquisition of subsidiaries		–	–	–	(1,800)	–	–	(1,800)	6,079	4,279
Put options over non-controlling interest	33	–	–	–	(8,273)	–	–	(8,273)	–	(8,273)
Other changes in equity		–	–	–	(6,892)	–	–	(6,892)	5,094	(1,798)
Dividends (7.19 per share)	28	–	–	–	–	(373,999)	–	(373,999)	–	(373,999)
Dividends to non-controlling interest	28	–	–	–	–	–	–	–	(48,800)	(48,800)

As of December 31, 2010		15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

1.	Corporate information and description of business

The Company QIWI plc (formerly known as QIWI Limited) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12-14 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements were authorized for issue on March 18, 2013.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA) and United Arab Emirates (UAE) and maintain banking activity supporting processing of payments.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Groups of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

On November 19, 2012 the Group signed an operating agreement with Visa which allows linking the Group’s QIWI Wallet products to Visa cards in certain countries and expanding the Group’s business. Prior to November 19, 2012 Visa QIWI Wallet was branded as QIWI Wallet.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent for the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 6.

2.	Principles underlying preparation of consolidated financial statements

2.1	Basis of preparation

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

The Group maintains and prepares its accounting records and prepares its statutory accounting reports in accordance with domestic accounting legislation. Stand alone financial statements of subsidiaries are prepared in their respective functional currencies (see Note 3.3 below).

In accordance with European regulation No 1606/2002 dated July 19, 2002, the 2012 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/ index_en.htm). Comparative figures are presented for 2011 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.1	Basis of preparation (continued)

published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

The Group adopted IFRS as approved by the IASB and EU (see above) by applying IFRS 1 First-Time Adoption of International Financial Reporting Standards in its first IFRS financial statements for the year ended December 31, 2008, with January 1, 2007 being its date of transition to IFRS. At the time of adoption, IFRS 1 requires a first-time adopter to disclose reconciliations that give sufficient detail to enable users to understand the material adjustments to the balance sheet and requires reconciliations of equity reported under previous GAAP to its equity under IFRS. At the time of adoption of IFRS, the Company’s primary operations were in Russia and the CIS. The Company did not previously prepare consolidated financial statements and concluded that a reconciliation of its IFRS consolidated financial statements to the Company’s parent company separate financial statements would not be meaningful. IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for December 2007 year-end retrospectively. The Group has applied the following exemption: cumulative currency translation differences for all foreign operations were deemed to be zero as of January 1, 2007.

IFRS 1 also prohibits retrospective application of some aspects of other IFRSs. In this respect, the estimates at the date to transition to IFRS are consistent with those made for the same dates in accordance with local GAAP by the Group’s subsidiaries (after adjustments to reflect any differences in accounting policies).

The Group applied no other exemptions either allowed or required by IFRS 1.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of QIWI plc and its subsidiaries as of December 31 each year.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group loans.

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests at the end of reporting period represent the non-controlling interest shareholders’ portion of the fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date and the non-controlling interests’ portion of movements in equity since the date of the combination.

Non-controlling interest is presented in the statement of comprehensive income and within equity in the consolidated statement of financial position, separately from parent shareholders’ equity. Losses within a

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.2	Basis of consolidation (continued)

subsidiary are attributed to the non-controlling interest even if that results in a deficit balance. Acquisitions and disposals of non-controlling interests are accounted for as equity transactions. Written put options over non-controlling interests acquired for no consideration separately from the business combination are recognized as a financial liability at acquisition date, with an offset to “Other reserves”. The financial liability is measured at the fair value of its redemption amount. All subsequent changes in the carrying amount of the financial liability are recognized in the parent’s profit or loss. The exercise of such put options is accounted for as an acquisition of non-controlling interest: the Group derecognizes the financial liability and recognizes an offsetting credit in equity, using the same component of “Other reserves”. If the put option expires unexercised, the financial liability is reclassified to “Other reserves”. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost

•	Derecognises the carrying amount of any non-controlling interest

•	Derecognises the cumulative translation differences recorded in equity

•	Recognises the fair value of the consideration received

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

2.3	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except as follows. The Group has adopted the following new and amended IFRS and IFRIC interpretations as of January 1, 2012:

Standard	Content of change	Impact
IFRS 1 (Amended) First-time Adoption of International Financial Reporting Standards	The clarification of severe hyperinflation and removal of fixed dates for first-time adopters.	The changes did not have any effect on the Company’s financial position or financial results.
IFRS 7 (Amended) Financial Instruments: Disclosures	Enhanced derecognition and disclosure requirements for financial assets.	The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

Standard	Content of change	Impact
IAS 12 (Amended) Income taxes

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis.

The changes did not have any significant effect on the Company’s financial position or financial results.

2.4.	Standards issued by the IASB and adopted in EU

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published that are not yet effective for the current reporting period and which the Group has not early adopted, as follows:

Standard	Content of change	Impact
Amendments to IFRS 7 Financial Instruments: Disclosures- Offsetting Financial Assets and Financial Liabilities

The amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32.

The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.
IFRS 10 Consolidated Financial Statements IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB and adopted in EU (continued)

Standard	Content of change	Impact

IFRS 12 Disclosure of Involvement in Other Entities	IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures is also required.	This standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment affects presentation only and has no impact on the Company’s financial position or performance.

IFRS 13 Fair Value Measurement	IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.	This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income	The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified.	The amendment becomes effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company’s financial position or performance.
IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers.

IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB and adopted in EU (continued)

Standard	Content of change	Impact

IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures	As a consequence of new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.	The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Government Loans	On March 13, 2012 the IASB published an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendments, dealing with loans received from governments at a below market rate of interest, give first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. It provides the same relief to first-time adopters as is granted to existing preparers of IFRS financial statements when applying IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.	The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not expect the new standard to have a material impact on its future financial statements.

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	On December 16, 2011 the IASB issued amendments to IAS 32 Financial statements: presentation – Offsetting Financial Assets and Financial Liabilities. The amendments address inconsistencies in current practice when applying the offsetting criteria in IAS 32 Financial Instruments: Presentation and clarify the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement.	The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. The Company does not expect the new standard to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.5.	Standards issued by the IASB but not yet effective and not yet adopted in EU

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements and not yet adopted in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date
IFRS 9 Financial Instruments: Classification and Measurement	IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.	The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will likely have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)	On June 28, 2012 the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The amendments also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.	The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company is currently assessing the impact that this standard will have on the financial position and performance.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.5.	Standards issued by the IASB but not yet effective and not yet adopted in EU (continued)

Standard	Content of change	Impact and effective date
Annual Improvements, May 2012 Amendments to IAS 1 Presentation of Financial Statements	Clarification of the requirements for comparative information.

The effective date of the improvements is annual periods beginning on or after January 1, 2013

The Company does not expect the new standard to have a material impact on its future financial statements.

Annual Improvements, May 2012 Amendments to IAS16 Property, Plant and Equipment	Classification of servicing equipment.

The effective date of the improvements is annual periods beginning on or after January 1, 2013

The Company does not expect the new standard to have a material impact on its future financial statements.

Annual Improvements, May 2012 Amendments to IAS34 Interim Financial Reporting	Interim financial reporting and segment information for total assets and liabilities.

The effective date of the improvements is annual periods beginning on or after January 1, 2013

The Company does not expect the new standard to have a material impact on its future financial statements.

Annual Improvements, May 2012 Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards

This improvement clarifies that an entity that stopped applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never stopped applying IFRS.

The effective date of the improvements is annual periods beginning on or after January 1, 2013

The Company does not expect the new standard to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.5.	Standards issued by the IASB but not yet effective and not yet adopted in EU (continued)

Standard	Content of change	Impact and effective date

Annual Improvements, May 2012 Amendments to IAS 32 Financial Instruments, Presentation	This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

The effective date of the improvements is annual periods beginning on or after January 1, 2013

The Company does not expect the new standard to have a material impact on its future financial statements.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2012 on the Company’s accounting policies.

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

The Group has early adopted IFRS 3 Business Combinations (2009) and IAS 27 Consolidated and Separate Financial Statements (2009) for all business combinations occurring in the financial year starting January 1, 2009. All business combinations occurring on or after this date are accounted for by applying the acquisition method.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination (see below). If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identified any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of application the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree.If the business combination is achieved in the stages the acquisition date fair value of the Group’s previously held equity interest in the aquiree is remeasured to fair value at the acquisition date through profit and loss.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.1	Business combinations and goodwill (continued)

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured.

Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

The Group classifies non-controlling interests in its subsidiaries – limited liability companies (statutory “OOO”s) – as financial liabilities and not as part of equity, as those interests are not considered subordinate to other classes of instruments, in particular to equity instruments of the parent company as participants of those limited liability companies have the right to require the Company to repay their share in net assets. Amounts of such financial liabilities are included in other long-term liabilities. The related effect on net income including transactions with such non-controlling interest is included into other gains or losses. As of December 31, 2012 the amount of non-controlling interest included in other long-term liabilities was nil (2011 – 12,508; 2010 – 25,179) (Note 33).

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred (were zero for all periods presented). IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.2	Investments in associates

The Group’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence.

Under the equity method, the investment in the associate is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of an associate is shown on the face of the income statement. This is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associates are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an associate and its carrying value and recognizes the amount in the ‘share of profit of an associate’ in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

3.3	Foreign currency translation

The consolidated financial statements are presented in Russian rouble’s (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation (continued)

items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally the respective local currency – US Dollar (U.S.$), Euro (€), Dihrams of United Arabic Emirates (AED), Kazakhstan tenge (KZT), Belarusian ruble (BYR), Moldovan leu (MDL), Latvian Lats (LVL), New Romanian leu (RON) and Brazilian real (BRL).

As of the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the weighted average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the profit or loss.

The exchange rates of the Russian rouble to each respective currency as of December 31, 2012, 2011 and 2010 were as follows:

Exchange rates at December 31	2010	2011	2012
US Dollar	30.4769	32.1961	30.3727
Euro	40.3331	41.6714	40.2286
Dihram of United Arab Emirates (10)	–	81.2663	81.2663
Kazakhstan Tenge (100)	20.6791	21.6874	20.2107
Belarus Ruble (10,000)	10.1556	38.5582	35.3376
Moldovan Leu (10)	25.0725	27.5180	25.1014
Latvian Lats	–	59.5893	57.6989
Ukrainian Hryvnia (10)	38.2828	40.0549	–
Tajikistan Somoni (10)	69.2248	67.6559	–
New Romanian Leu (10)	93.7895	96.6734	90.8247
Bulgarian Lev	20.6218	21.3036	–
Chinese Yuan renminbi (10)	46.1701	51.1106	–
Malaysian Ringgit (10)	86.8969	86.8969	–
South African Rand (10)	46.0154	39.5233	–
British Pound	47.2605	49.6335	–
Hong Kong Dollar (10)	38.4842	38.4842	–
Brazilian real	18.1735	17.2568	14.8631
Singapore dollar	23.5798	24.7662	–
Argentina peco (10)	78.7783	78.7783	–
Tanzanian shilling (1,000)	–	22.2505	–
Chilean peso (1,000)	–	58.9379	–

The currencies listed above are not a fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the Central Bank of Russian Federation (further CB RF). Market rates may differ from the official rates but the differences are, generally, within narrow parameters

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation (continued)

monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

3.4	Property and equipment

3.4.1	Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment in value. Interest costs on borrowings to finance the construction of qualifying property and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use (none capitalized as of or during the years ended December 31, 2012, 2011 and 2010). Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

3.4.2	Depreciation and useful lives

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Bank equipment	3-20 years
Processing servers equipment	3-7 years
Computers and office equipment	3-5 years
Other equipment	2-5 years

The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3.5	Intangible assets

3.5.1	Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.5	Intangible assets (continued)

3.5.1	Software and other intangible assets (continued)

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, generally 3 – 5 years. During the period of development, the asset is tested for impairment annually.

3.5.2	Software development costs

Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

3.5.3	Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer base (agents collecting cash from ultimate customers)	4 years
Software	3-6 years
Licenses	3-5 years
Bank license	indefinite
Trademarks and other rights	3-5 years

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired banking license with a carrying value of 183,076 as of December 31, 2012, 2011 and 2010. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.5	Intangible assets (continued)

3.5.3	Useful life and amortization of intangible assets (continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

3.6	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries, if applicable, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s cash generating units, or CGUs, to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

Impairment losses of continuing operations are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.6	Impairment of non-financial assets (continued)

Goodwill (continued)

units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as of December 31.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in “change in fair value of derivative financial assets”, “other gains” or “other losses” in the income statement.

Financial assets designated upon initial recognition at fair value through profit and loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.1	Initial recognition and measurement (continued)

Debt instruments

Debt instruments financial investments are non-derivative financial assets with fixed or determinable payments and fixed maturities, which the Group has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the EIR, less impairment.

If the Group were to sell or reclassify more than an insignificant amount of debt instruments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held to maturity during the following two years.

Due from banks and loans and advances to customers

‘Due from banks’ and ‘Loans and advances to customers’, include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	Those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates at fair value through profit or loss;

•	Those that the Group, upon initial recognition, designates as available for sale; or

•	Those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, amounts ‘Due from banks’ and ‘Loans and advances to customers’ are subsequently measured at amortized cost, less allowance for impairment.

Where the loan, on drawdown, is expected to be retained by the Group, and not sold in the short term, the commitment is recorded only when the commitment is an onerous contract and it is likely to give rise to a loss (for example, due to a counterparty credit event).

Amortized cost

Held-to-maturity investments, due from banks and loans and advances to customers and debt issued, other borrowed funds and loans and receivables are measured at amortized cost. This is computed using the effective interest (“EIR”) method less any allowance for impairment. Amortized cost is calculated taking into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. The EIR amortization is included in interest income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.2	Impairment and derecognition of financial assets

Impairment

The Group assesses at each reporting date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

For financial assets carried at amortized cost (such as loans and receivables, amounts due from banks, loans and advances to customers as well as held–to–maturity investments), the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.2	Impairment and derecognition of financial assets (continued)

Derecognition (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.8	Financial liabilities

3.8.1	Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings.

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in profit or loss.

The Group has not designated any financial liabilities at fair value through profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities (continued)

3.8.1	Initial recognition and measurement (continued)

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

3.8.2	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

3.8.3	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less. All these items are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

3.10	Inventories

Inventories are valued at the lower of cost or net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials	purchase cost on a first in, first out basis.
Finished goods and work in progress	purchase cost on a first in, first out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.11	Employee benefits

3.11.1	Current employment benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments.

3.11.2	Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax (“UST”) calculated by the Group by the application of a regressive rate (2012: from 34% to 10%; 2011 and 2010: from 34% to 0%) to the annual gross remuneration of each employee.

3.12	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.13	Special contribution for defence of the Republic of Cyprus

Companies that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for defence of the Republic of Cyprus is levied at the 20% rate for the tax years 2012 and 2013 and at the 17% rate for 2014 and thereafter (in 2011 the rate was 15% up to August 30, 2011 and 17% thereafter) will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and / or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

3.14	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.14	Income taxes (continued)

Current income tax relating to items recognized in other comprehensive income is recognized in other comprehensive income.

Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.15	Revenue and certain expenses recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues and related cost of sales from services are recognized in the period when services are rendered, regardless of when payment is made.

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“merchants”). Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When consumer payments are made, the Group incurs payment costs to acquire payments payable to agents, mobile operators, international payment systems and other parties. The payment processing fee revenues and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross, except for the consumer fees on payments collected through payment kiosks, which is recorded in the net amount receivable from the agents – owners of kiosks.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.15	Revenue and certain expenses recognition (continued)

Revenue from advertising and advertising commissions

Advertising revenues are fixed pursuant to contracts with customers, generally advertising agencies, and are recognized monthly based on agreed amount of advertising that were displayed on electronic payment kiosks owned by agents in fixed by agreement period. Revenue from customers and commissions payable to agents for the use of kiosks is recognized gross.

In 2012 the Group started to generate revenues from advertising through Short Message Service (SMS) through delivery of advertising messages to the Group’s consumers together with an SMS confirmation of payment made. The Group enters into agreements with advertising agencies and recognizes advertising revenue based on the number of SMSs delivered to end consumers at the time of delivery of the respective SMS. The Group concluded that it needs to report these SMS advertising revenues gross of related SMS expenses. The conclusion is based on the fact that the Group acts a principal in the transaction, because it is ultimately responsible for the delivery of service, has discretion over a choice of SMS delivery channel, determines the price and bears credit risk.

Interest revenue from agents’ overdrafts

The Group charges interest on overdrafts to agents and includes them in revenue. Related revenues are recognized using the effective interest rate (EIR) method by applying the contractually agreed interest rates to the actual daily amounts outstanding balance of overdrafts.

Revenue and cost from rent of space for kiosks

Revenue from rent of space for kiosks represents revenues received from agents for sublease of space rented from retail shops for installation of the agents’ payment kiosks. Cost of rent of space for kiosks represents payments to retail shops.

The agreements for the lease of space for kiosks from the retail shops and the agreements for the sublease of space for kiosks with the agents are based on a fixed monthly lease fee per one kiosk space. Therefore both lease revenue and cost from rent of space for kiosks are recognized on a straight-line basis over the lease term for each kiosk space. Total revenue and expense for a reporting period is equal to the number of spaces leased multiplied by the applicable lease revenue and cost per single space.

Interest revenue

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from bank loans and short- and long- term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various 3rd and related parties as part of other arrangements is classified as interest income.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.15	Revenue and certain expenses recognition (continued)

Cash and settlement services

The Group charges a fee for managing cash and deposits, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

3.16	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in other reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in payroll expense.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense that would have been incurred had the terms not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The option awards that are outstanding at December 31, 2012 can only be settled in shares, which is why they are accounted for as equity-settled transactions. If awards can be settled in cash or shares at the election of the option holders, such awards are treated as liability awards.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.17	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. The Group does not capitalize borrowing costs due to immateriality.

3.18	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

3.19	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant judgments:

Revenue recognition

The Group exercised significant judgment in reaching a conclusion about its accounting policy for gross versus net reporting of payment processing fee revenues and related transaction costs. In particular, there are two major sources of payment processing fee revenues:

•	Payment processing fees charged to consumers on payments collected through agents, mobile operators and other payment methods; and

•	Payment processing fees charged to merchants.

Either one of the two types of payment processing fees above, or in some cases, both payment processing fees apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

A merchant’s payment processing fee, when it is charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the merchant using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a merchant, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

A consumer payment processing fee, when it is charged on payments made by consumers through payment kiosks, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent as a kiosk owner to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

A consumer payment processing fee revenue collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through the Group’s website or an application using a unique user login and password, and are called e-payments. In contrast with the consumer payment processing fee revenue collected through payment kiosks, the Group, being a primary obligor in e-payment transactions, also sets the consumer’s payment processing fee, generally as a percentage of payment, although credit risk for these transactions is limited. Thus, the Group concluded that its ability to control the consumer payment processing fee for e-payments is a key differentiator from the consumer payment processing fees on payments collected through payment kiosks.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Revenue recognition (continued)

The total amounts of transaction costs reported gross for the years ended December 31, 2012, 2011 and 2010 are 4,420,460, 4,446,945 and 3,156,378 respectively, including the transaction costs for e-payments of 659,704, 312,687 and 46,771 respectively.

Classification of certain disposal as discontinued operations

As part of the restructuring plan of the Group, on June 30, 2012, the Group’s Board of Directors and shareholders approved a single coordinated plan to dispose of its non-core businesses as described in Note 8. The Group exercised significant judgment in determining whether these disposal groups meet the criteria for classification as discontinued operations, in particular, related to determining whether they, individually and in the aggregate, represent a separate major line of business or a geographical area of operations. Management concluded that the disposal of the above CGUs meets the definition of classification as discontinued operations based on the following judgments:

•	Assets and liabilities of all businesses meet the definition to be classified as held for sale as of June 30, 2012;

•

The Group approved a single coordinated plan to dispose of its non-core businesses, as part of the restructuring undertaken before the IPO and to be executed simultaneously for all businesses to be disposed within a short period of time;

•

The Group concluded that it was appropriate to aggregate all the early-stage international businesses operating QD business in countries other than the former Soviet Union (“non-CIS international QD start-ups”) as one major geographical area of operations because they were managed together and represent majority of non-CIS operations of QD segment, and the continuing non-CIS operations are immaterial individually and in relation to the disposed businesses.

In determining whether the disposal groups meet the criteria for classification as discontinued operation, the Group considered as major those disposed lines of business or geographical areas of operations that represented more than 5% of related segment or consolidated total revenues or net income (losses).

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to:

•	Useful lives of property and equipment and of intangible assets,

•	Fair values of assets and liabilities acquired in business combinations,

•	Impairment of intangible assets and goodwill,

•	Deferred tax assets,

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates and assumptions (continued)

•	Impairment of loans and receivables,

•	Share-based payments.

Actual results could materially differ from those estimates. The key assumptions concerning the future events and other key sources of estimation uncertainty at the reporting date that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property and equipment

The Group assesses the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

Useful life of intangible assets

The Group assesses remaining useful lives of intangible assets at each reporting date. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss.

Software and trade mark:

The Group has revised the useful life of e-port software and trade mark for the period 2012, 2011 and 2010. The effect of software useful lives changes was nil in 2012 (2011 – a gain amounting to 17,053; 2010 – a gain amounting to 25,580). These changes were mainly driven by the revision of the Group’s plans of merger of ZAO e-port and ZAO OSMP, including the merger of the brand and the processing system, which were significantly revised in 2011 and 2010.

Fair Values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, the Group hires 3rd party appraisers to assist it in determining the related fair values.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and Indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and Indefinite-lived intangible assets are allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty. See also Note 13 below for details.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were 101,805 as of December 31, 2012 (2011 – 98,437; 2010 – 108,480) net of allowance of 6,877 which was recorded as of December 31, 2012 (2011 – 56,524; 2010 – 13,324) to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 29.

Impairment of loans and receivables

Management maintains an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2012, the impairment of loans and receivables was recorded amounting to 385,111 (2011 –257,668; 2010 – 186,215).

Share-based payments

Management estimates the fair value of stock options at the date of grant using the Black-Scholes-Merton pricing model. The option pricing models were originally developed for use in estimating the fair value of traded options, which have different characteristics than the stock options granted by the Company and its subsidiaries and associates. The models are also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. These subjective assumptions include the expected life of the options, expected volatility, risk-free interest rates, expected dividend yield, the fair value of the underlying shares. The amount of

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Share-based payments (continued)

expense is also sensitive to the number of awards, which are expected to vest, taking into account estimated forfeitures. Below is the discussion of each of these estimates:

Expected life of the option

The Company did not have any option grants in the past, and does not have sufficient history to determine the time the option holders will hold the shares. Therefore, the Company used the expected term as the average between the vesting and contractual term of each option tranche.

Expected volatility

Since the Company’s shares are not publicly traded, the expected volatility is based on the historical volatility of peer group companies over a period which approximates the expected life of option tranches.

Risk-free interest rates are based on the implied yield currently available in the US treasury bonds with a remaining term approximating the expected life of the option award being valued.

Expected dividend yield

Since the Group has no plans to pay significant cash dividends in the near term (except those disclosed in Note 28), the Group used an expected dividend yield of zero in its option pricing model for option awards granted in the year ended December 31, 2012.

Fair value of the underlying shares

Since the Company’s shares are not publicly traded, the fair value of the underlying shares was estimated on the basis of valuations of the Group arrived at by employing the “income approach” (discounted cash flows, or DCF) and the “market approach” valuation methodologies.

Estimated forfeitures

Low attrition rate among key personnel and management and lack of history resulted in an estimated forfeiture rate of zero. If, in future, the actual forfeiture rate is higher, the actual amount of related expense will become lower.

5.	Acquisitions of shares in subsidiaries

5.1	Acquisitions in 2012

In 2012 no material acquisitions took place, other than acquisitions of associates as disclosed in Note 7.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011

Freshpay IT solutions PVl Ltd

On February 9, 2011, Akhron Finance Ltd., the Group’s subsidiary, acquired 100% of Freshpay IT solutions PVl Ltd (“Freshpay”). Freshpay operates an electronic online payment system in India.

Purchase consideration (cash paid)	25,197

Total purchase consideration transferred	25,197

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

	Carrying amount	Fair value
Net assets acquired:
Property and equipment	2,276	2,276
Accounts receivable	3,009	3,009
Cash and cash equivalents	9,257	9,257
Accounts payable	(1,889)	(1,889)
Other current liabilities	(96)	(96)

Total identifiable net assets	12,557	12,557

Company’s share in acquired net assets (100%)	12,557	12,557

Goodwill arising on acquisition		12,640

The goodwill in the amount of 12,640 relates to future growth of acquired business and potential synergies with existing operations.

Following the acquisition of 100% ownership in Freshpay, on June 25, 2011 the Group decided to attract a local partner and sold to it a 25%, but retained control over Freshpay. Further, on December 25, 2011, to attract an additional local partner in this business, the Group disposed of an additional 25% of Freshpay, which resulted in a loss of control over the subsidiary. The above transactions were not contemplated on acquisition and were not linked to one another. The transaction was accounted for as an acquisition of an associate and a de-consolidation of a subsidiary, and resulted in a 31,577 gain recorded on disposal, which is calculated as follows:

Fair value of the investment in Freshpay (retained interest 50%) (Note 7)	20,847
Cash consideration	11,238
over:
Carrying value of the interest in Freshpay, incl:	(508)
Derecognized carrying amount of net assets (including Goodwill)	(3,933)
Derecognized carrying amount of non-controlling interest	3,425

Gain from disposal of Freshpay	31,577

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011 (continued)

Freshpay IT solutions PVl Ltd (continued)

Upon loss of control in Freshpay, the Group recognized a gain resulting from remeasurement of carrying value of interest in Freshpay to fair value recorded as part of ‘Gain from disposal of subsidiaries’ in the statement of comprehensive income.

Gain from disposal of other subsidiaries comprises 8,282. Total amount of gain from disposal of subsidiaries for 2011 is equal to 39,859, of which 32,835 is included in gain or loss from discontinued operations (Note 8)

Management allocated the fair value of consideration for 50% interest in Freshpay to the Group’s share of Freshpay’s assets and liabilities as follows:

Fair value
Intangible assets	9,273
Fixed assets	655
Accounts receivable	2,913
Cash and cash equivalents	5,750
Other current assets	2,789
Other current liabilities	(29,543)
Other non-current liabilities	(82)

Total share in net assets	(8,245)

Goodwill as part of equity method investment	29,092

From the date of acquisition until the date control was lost, Freshpay contributed 6,075 revenue and 35,875 net losses to the Group for 2011. If the combination had taken place at the beginning of 2011, Freshpay’s revenue would have been 6,161 and its net losses would have been 29,150.

Instant Payments LLP

On December 23, 2011 ZAO Ob’edinennya Sistema Momentalnykh Platezhey, the Group’s subsidiary, acquired 60% of Instant Payments LLP (“Instant Payments”) for a cash consideration of 6, and realized a gain on bargain purchase in the amount of 14,765 relating to favorable terms negotiated with a related party, a member of the Company’s key management. Instant Payments operates an electronic online payment system in Kazakhstan, and compliments the Group’s existing business in this country through provision of services to certain key local merchants. The Group’s share in net assets of the acquired subsidiary was not material for further disclosure. From the date of acquisition through December 31, 2011 Instant Payments contributed immaterial amounts of revenue and net losses.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011 (continued)

Other acquisitions and disposals

During 2011 total acquisition, including other individually insignificant subsidiaries, are presented below:

	Cash consideration paid	Less cash acquired	Net cash acquired with the subsidiary
Freshpay	25,197	(9,257)	15,940
Other subsidiaries	1,370	(5,355)	(3,985)

Total	26,567	(14,612)	11,955

In 2011 the Group acquired 51% in QIWI Chile S.A., 100% in TOB Finance Company OMP, 49.5% in ITBillion LLC, 100% in ZAO OSMP (Russia), and 51% in OOO Izobilie, all for an aggregate consideration of 1,370. Share in ITBillion LLC was increased from 1% (purchased in 2010) to 50,5%. It also sold 100% share in ZAO AVTOKARD-Holding for 8 and 100% of share in OOO Eksimarket for 20.

5.3	Acquisitions in 2010

ZAO “QIWI Bank”

On September 24, 2010 ZAO “Ob’edinennya Sistema Momentalnykh Platezhey”, the Group’s subsidiary, acquired 100% of ZAO “QIWI Bank” (further QIWI Bank). The main activities of QIWI Bank are banking services to payment systems and other banks, with primary focus on supporting the entities of the Group. Prior to the acquisition date QIWI Bank was a related party – since it was an entity controlled by the shareholders of the Group.

Purchase consideration (cash paid)	629,000

Total purchase consideration transferred	629,000

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.3	Acquisitions in 2010 (continued)

ZAO “QIWI Bank” (continued)

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

	Carrying amount	Fair value
Net assets acquired:
Property and equipment	29,060	29,060
Intangible assets	36,562	254,009
Other non-current assets	10,730	10,730
Accounts receivable	44,068	44,068
Cash and cash equivalents	2,582,607	2,582,607
Other current assets	158,731	158,731
Deferred tax liability	–	(43,489)
Amounts due to customers and amounts due to banks	(2,464,108)	(2,464,108)
Other liabilities	(43,348)	(43,348)

Total identifiable net assets	354,302	528,260

Company’s share in acquired net assets (100%)	354,302	528,260

Goodwill arising on acquisition		100,740

Goodwill in the amount of 100,740 relates to potential synergies with the existing operations and was allocated to Visa QIWI Wallet segment. The Group assigned intangible assets amounting 254,009 to bank license and bank software. As of September 24, 2010 QIWI Bank had accounts receivable, gross in amount of 59,991 that were impaired by 15,923.

From the date of acquisition through December 31, 2010, QIWI Bank contributed 184,321 revenue and 10,750 net loss of the Group. If the combination had taken place at the beginning of 2010, the Group’s revenue from would have been 6,491,316 and its net profit from continuing operations would have been 622,803.

During 2010 total acquisitions, including other individually insignificant subsidiaries, are presented below:

	Cash consideration paid	Less cash acquired	Effect of elimination of cash held by the Company with QIWI Bank	Net cash acquired with the subsidiary
QIWI Bank	629,000	(2,582,607)	1,819,933	(133,674)
Other subsidiaries	1,998	(710)	—	1,288

Total	630,998	(2,583,317)	1,819,933	(132,386)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.3	Acquisitions in 2010 (continued)

Other acquisitions and disposals

In 2010 the Group acquired a 51% interest in Kingstown Investments Ltd for consideration of 1,998, Kingstown Investments Ltd owns a 51% interest in QIWI Argentina S.A. The Group’s effective indirect interest is 26%. The Group also disposed of 50% in OOO OSMP Gruzia for consideration of 21,754.

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012

ZAO Ob’edinennya Sistema Momentalnykh Platezhey (Russia)	Operation of electronic payment kiosks	100%	100%	100%

ZAO QIWI-Service (former ZAO OSMP) (Russia)	Corporate center of the Group	–	100%	100%

ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%	100%

OOO QIWI Wallet (Russia)	Operation of on-line payments	100%	100%	100%

QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment kiosks	–	100%	100%

QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	–	100%	100%

TOO OSMP (Kazakhstan)	Operation of electronic payment kiosks	75%	100%	100%

SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%	51%

SP OOO OSMP-M (Moldova)	Operation of electronic payment kiosks	51%	51%	51%

RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment kiosks	51%	51%	51%

IT Billion LLC (USA)	Operation of electronic payment kiosks	–	50.5%	50.5%

QIWI USA LLC (USA)	Operation of electronic payment kiosks	–	50.5%	50.5%

QIWI WALLET EUROPE SIA (Latvia)	Operation of electronic payment kiosks	–	–	100%

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries (continued)

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012

OOO Management Company QIWI (Russia)	Auxiliary services	99%	100%	–

Master Loto Ltd (Cyprus)	Sales of lotteries through electronic payment kiosks	85%	85%	–

OOO Loto Integrator (Russia)	Sales of lotteries through electronic payment kiosks	85%	85%	–

OOO Loto Master (Russia)	Sales of lotteries through electronic payment kiosks	85%	85%	–

Diomachin Ltd (Cyprus)[1]	Production and sales of transaction recording devices for kiosks	51%	51%	–

OOO Pay Kiosk (Russia)[1]	Production and sales of transaction recording devices for kiosks	51%	51%	–

OOO Izobilie (Russia)	Operation of electronic payment kiosks	–	51%	–

Instant Payments LLP (Kazakhstan)	Operation of electronic payment kiosks	–	60%	–

Neven Trading Ltd (Cyprus)[2]	Operation of electronic payment kiosks	51%	51%	–

Seleano Ltd (Cyprus)[2]	Operation of electronic payment kiosks	51%	51%	–

TOB Finance Company OMP (Ukraine)[2]	Operation of electronic payment kiosks	–	51%	–

TOB OSMP (Ukraine)[2]	Operation of electronic payment kiosks	51%	51%	–

Colorstar Management Ltd (BVI)[2]	Operation of electronic payment kiosks	70%	75%	–

Beijing LianHe Sufu Science & Technology Development Co.Ltd (China)[2]	Operation of electronic payment kiosks	70%	75%	–

Sanmere Investment Holding Ltd (South Africa)[2]	Operation of electronic payment kiosks	51%	51%	–

[1]	Diomachin Ltd and OOO Pay Kiosk are part of Diomachin group classified as discontinued operations (Note 8).
[2]	Identified subsidiaries are part of the international on-line payment distribution business group classified as discontinued operations (Note 8)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries (continued)

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012

OOD QIWI Bulgaria Ltd (Bulgaria)[2]	Operation of electronic payment kiosks	51%	51%	–

SJETTA Ltd (Cyprus)[2]	Operation of electronic payment kiosks	75%	100%	–

OOO Pardohti-Favri (Tadzhikistan)[2]	Operation of electronic payment kiosks	56%	75%	–
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)[2]	Operation of electronic payment kiosks	51%	51%	–

QIWI Argentina S.A. (Argentina)[2]	Operation of electronic payment kiosks	26%	26%[3]	–

QIWI Chile S.A. (Chile)[2]	Operation of electronic payment kiosks	–	26%[3]	–

QIWI Malaysia SDN. BHD. (Malaysia)[2]	Operation of electronic payment kiosks	51%	100%	–

QIWI Baltic Ltd (Latvia)[2]	Operation of electronic payment kiosks	51%	51%	–

QIWI Asia Group PTE Ltd (Singapore)[2]	Operation of electronic payment kiosks	51%	75.5%	–

QIWI HK Ltd (Hong Kong)[2]	Operation of electronic payment kiosks	75%	75%	–

Akhron Finance Ltd (Cyprus)[2]	Operation of electronic payment kiosks	100%	100%	–

QIWI KZ Ltd (Cyprus)[2]	Operation of electronic payment kiosks	–	100%	–

QIWI KZ Holding B.V. (Netherlands)[2]	Operation of electronic payment kiosks	–	100%	–

Payment System KZ Holding B.V. (Netherlands)[2]	Operation of electronic payment kiosks	–	100%	–

QIWI East Africa (Tanzania)[2]	Operation of electronic payment kiosks	–	51%	–

QIWI Asia Pacific PTE. LTD (Singapore)[2]	Operation of electronic payment kiosks	–	100%	–

[2]	Identified subsidiaries are part of the international on-line payment distribution business group classified as discontinued operations (Note 8)
[3]	Effective indirect ownership. Conrtol is presented in each level of all subsidiaries.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries (continued)

The Group acquired and set-up certain new subsidiaries in 2012, 2011 and 2010. The overall effect of acquisitions is not material, other than as disclosed in the Note 5 above.

Below is a schedule that shows the effects of changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control on the equity attributable to owners of the parent and contribution from non-controlling interest without change in ownership for each of the years ended December 31, 2012, 2011and 2010:

Name of a subsidiary	Consideration received (paid) for non-controlling interest	Carrying value of non- controlling interest acquired (sold) classified as equity	Resulting increase (decrease) of equity
Changes in ownership in 2010	28,894	(2,562)	31,456
Colorstar Management Limited	28,889	3,940	24,949
TOO OSMP (Kazakhstan)	5	–	5
OOO OSMP (Ukraine)	–	(6,502)	6,502

Changes in ownership in 2011	9,114	10,669	(1,555)
Freshpay IT Solutions Private Ltd.	9,615	3,192	6,423
Colorstar Management Limited	(1)	(928)	927
QIWI Malaysia SDN. BHD.	(439)	8,417	(8,856)
SJETTA Ltd	(61)	(12)	(49)
Contribution from non-controlling interest without change in ownership in 2012	10,340	7,745	2,595
QIWI Argentina S.A.	6,175	4,569	1,606
QIWI Chile S.A.	3,801	2,812	989
QIWI Baltic Ltd	686	686	–
IT Billion LLC	(322)	(322)	–

Name of a subsidiary	Consideration received (paid) for non-controlling interest	Carrying value of non- controlling interest acquired (sold) classified as a liability	Resulting gain (loss)
Transactions with non-controlling interest classified as a liability in 2011	(29,499)	(17,247)	(12,252)
TOO OSMP (Kazakhstan)	(29,499)	(17,247)	(12,252)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

7.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
Freshpay IT Solutions Private ltd (India)[1] (Note 5.2)	Operation of electronic payment kiosks in India	–	50%	–
Blestgroup Enterprises Ltd (Cyprus)	Sublease of space for electronic payment kiosks in Russia	–	37.5%	37.5%
Cosmopro Inc. (Panama)[1]	Operation of electronic payment kiosks in Panama, Columbia and Peru	26%	26%	–
Single Payment Solutions Private Ltd (India)[1]	Operation of electronic payment kiosks in India	–	20.74%	–
QIWI Belgrade Ltd. (Serbia)[1]	Operation of electronic payment kiosks in Serbia	21%	21%	–
Universal SmartLink ltd (BVI)[1]	Operation of electronic payment kiosks in Singapore	–	50%	–
QIWI Payment System Congo SPRL (Democratic Republic of South Congo)[1]	Operation of electronic payment kiosks in Congo	–	50%	–
QIWI International JLT (Dubai, UAE)	Operation of electronic payment kiosks in UAE	–	50%	50%
QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	–	–	49%
Dengionline Ltd (Cyprus)	Aggregation services for on-line electronic payment systems	–	–	49%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment kiosks in Brazil	–	–	29.57%

[1]	Identified associates are part of the international on-line payment distribution business group classified as discontinued operations (Note 8).

The Group acquired and set-up certain new associates in 2012, 2011 and 2010. The overall effect of these acquisitions is not material, other than as disclosed in below.

In 2010 the Group acquired 25% of Cosmopro Inc. (Panama) for cost consideration of 4,055 in addition to 1% purchased for 46 in 2009.

In 2011 the Group acquired 50% in Universal SmartLink Ltd. for a consideration of 695.

On September 14, 2012 the Group sold 51% of Kingstown Limited, which has a 100% interest in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil), retaining a 29.57%

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

7.	Investment in associates (continued)

interest in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil). The retained 29.57% interest was recorded at fair value at the date of a loss control, amounting to 6,355.

On May 15, 2012 the Group acquired 49% of Dengionline Ltd and an option to acquire the remaining 51% from existing shareholders of Dengionline for U.S.$3,000,000 (equivalent of 90,796). The option exercise price is 51% of eight times EBITDA of Dengionline group for the year ended April 1, 2017, and the option can be exercised during the six months starting from May1, 2017. Based on the estimated exercise price calculated using Dengionline’s forecasted business plan, the option was out-of-the money at the date of acquisition and through the reporting date, and its fair value was immaterial at both dates. The main activities of Dengionline Ltd are aggregation services for on-line electronic payment systems. The table below presents a provisional purchase price allocation.

The provisional value of the identifiable assets and liabilities as of the date of acquisition was:

Net assets acquired:	Carrying amount	Fair value
Intangible assets	14,292	95,392
Other non-current assets	1,856	1,856
Cash and cash equivalents	167,710	167,710
Accounts receivable	370,651	370,651
Other current assets	4,740	4,740
Deferred tax liabilities	–	(16,785)
Other non-current liabilities	(105,231)	(105,231)
Accounts payable	(654,924)	(654,924)
Short-term borrowings	(19,761)	(19,761)
Other current liabilities	(13,489)	(13,489)

Total identifiable net assets	(234,156)	(169,841)

Company’s share in acquired net assets (49%)	(114,736)	(83,222)

Goodwill arising on acquisition		174,018

Goodwill in the amount of 174,018 relates to potential synergies with the existing operations. The fair value of intangible assets amounting 95,392 are assigned to billing software, client’s database and agreements with payment systems. In 2012, the Company updated its provisional purchase price allocation to reflect the fair value of net assets as of acquisition and reporting date to include 12,016 of indemnification asset (included in accounts receivable) and related provision (included in other non-current liabilities), both at fair value. One of the subsidiaries of Dengionline Ltd identified a tax risk and the unfavorable outcome is assessed as probable at this time. The seller must unconditionally and irrevocably indemnify the Company according to the share purchase agreement and reimburse in full all direct or indirect losses incurred, suffered or sustained by the Company in respect of this matter.

From the date of acquisition, Dengionline Ltd contributed 3,319 to the Group’s share of profit from associates.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

7.	Investment in associates (continued)

The following table illustrates summarized financial information of the Group’s investment in associates:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Share of the associates’ statement of financial position:
Current assets	77	165,867	346,220
Non-current assets	293	71,159	163,010
Current liabilities	–	(50,275)	(401,416)
Non-current liabilities	(950)	(186,781)	(188,784)

Net assets	(580)	(30)	(80,970)
Unrecognized share of losses of associates	–	–	8,521
Impairment of investment in associates	–	–	(1,133)
Goodwill	4,681	34,686	174,018

Carrying amount of investment in associates	4,101	34,656	100,436

Share of the associates’ revenue and loss:
Revenue	–	36,928	193,745
Recognized share of net loss	–	(22,926)	(13,236)

The Group’s share in losses of discontinued associates amounts to nil in 2012 (2011 – 5,202; 2010 – nil).

The impairment of 1,133 in 2012 was caused by under-performance of the Group’s associate in Jordan.

Movements in investments in associates in 2012, 2011 and 2010 are presented below:

	2010	2011	2012
Investments in associates as of January 1	–	4,101	34,656
Acquisition of shares in associates – cash consideration	4,101	695	90,795
Acquisition of shares in associates – at fair value	–	20,847	6,355
Contribution to associates without a corresponding change in ownership	–	3,545	13,440
Contribution to newly founded associates	–	–	2,116
Loss recognized on the remeasurement to fair value prior to classification as assets held for sale	–	–	(29,816)
Share in net losses of associates	–	(22,926)	(13,326)
Foreign currency translation	–	(3,114)	(3,784)
Share in other changes in capital of associates	–	31,508	—

Investments in associates at December 31	4,101	34,656	100,436

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

8.	Disposals and discontinued operations

As part of the restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations (Note 6 and Note 7);

(ii)	Diomachin group (Note 6) – engaged in production of transaction recording devices for payment kiosks classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment kiosks – not included in discontinued operations as insignificant.

All these companies had been disposed by September 30, 2012.

The loss from disposal was calculated as the differences between:

(i)	The fair value of the consideration received, plus the fair value of the retained interest in the entities disposed; and

(ii)	the carrying value of net assets disposed of, as of the date of the transaction.

Cash consideration receivable	10,294
Cash received for assignment of loans agreement from subsidiaries and associates classified as discontinued operations	61,391
Investment in associates, at fair value	6,355

Total consideration received	78,040
Net assets of discontinued operations derecognized on disposal	(38,761)
Recycling of translation gain upon disposal	7,267

Gain on disposal of discontinued operations	46,546

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

8.	Disposals and discontinued operations (continued)

The results of identified companies were re-classified as discontinued operations for the years ended December 31, 2012, 2011 and 2010. These results are presented below:

	Year ended December 31
	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Revenue	700,140	342,537	155,127
Operating expenses	(497,471)	(478,461)	(249,431)

Loss from operations	202,669	(135,924)	(94,304)

Finance cost, net	(2,935)	(8,043)	(8,621)
Gain from disposal of subsidiaries	–	–	46,546
Other income / (expenses), net	(929)	6,399	(9,823)
Loss recognized on the remeasurement to fair value	–	–	(167,333)

Loss before tax	198,805	(137,568)	(233,535)
Income tax expense	(61,074)	(18,687)	(6,828)

Net loss from discontinued operation attributable to:	137,731	(156,255)	(240,363)

Equity holders of the parent	65,772	(75,736)	(167,573)
Non-controlling interests	71,959	(80,519)	(72,790)
Earnings per share (Note 10) RUB:
Basic, loss from discontinued operations	1.26	(1.46)	(3.22)
Diluted, from discontinued operations	1.26	(1.46)	(3.22)

All the discontinued operations were sold by QIWI plc, which is a Cyprus company. According to Cyprus tax legislation, income from investing activities is not subject to income tax. Hence income tax expense on the disposal of discontinued operations equals to nil.

Loss for the period from discontinued operations consists of loss from current operations in the amount of 119,576, loss recognized on the remeasurement to fair value upon the classification of disposal groups as discontinued operations in the amount of 167,333 and gain from disposal equal to 46,546.

Both prior to and upon the classification of the disposal groups as discontinued operations, the Group performed an impairment test and recorded an impairment charge of 111,520 related to investments in associates, property and equipment, intangible assets, loans and receivables and inventories. In addition to that, the Group recorded an impairment of the intra-Group loans issued to the disposal groups, classified as part of investments into discontinued operations due to losses accumulated by them in the amount of 55,813.

Loans receivable from the disposed subsidiaries as of December 31, 2012 include the loans issued by QIWI plc to Sanmere Investment Holding Ltd and Akhron Finance Ltd for the total amount of 132,093 (113,545 of which is principal and 18,548 of which is accrued interest), repayable by the end of 2013, and bearing interest of 10%. Fair value of these loans was estimated to be nil as the repayment is not considered probable at this time.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

8.	Disposals and discontinued operations (continued)

Below are the assets and liabilities of all companies classified as discontinued operations as of the date of their disposal:

As of the date of disposal
RUB (000)
Non-current assets	65,869
Current assets	282,813
Liabilities	(435,191)
Non-controlling interest	125,270

38,761

Net cash inflow on disposal of discontinued operations was as follows:

2012
RUB (000)
Net cash inflow on disposal of subsidiaries – discontinued	29,907
Cash consideration received	61,391
Cash and cash equivalents disposed	(31,484)

The net cash flows incurred by discontinued operations are as follows:

	Year ended December 31
	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Operating	79,163	(50,767)	39,737
Investing	(14,170)	(13,747)	(34,502)
Financing	(13,167)	24,418	(36,950)

Net cash outflow	51,826	(40,096)	(31,715)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

8.	Disposals and discontinued operations (continued)

In addition the Group disposed the other subsidiaries which were not classified as discontinued operations:

	Year ended December 31
	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Net cash inflow/(outflow) on disposal of subsidiaries – continuing	9,789	1,166	(16,976)
Cash consideration received	10,987	12,838	1
Cash and cash equivalents disposed	(1,198)	(11,672)	(16,977)

Gain/(loss) from disposal of subsidiaries – continuing	7,089	39,859	(1,027)
Cash consideration receivable	10,987	12,838	4,000
Less net assets disposed	(5,574)	25,453	46,266
Less expense on assignment of loans	–	–	(35,939)
Less impairment of accounts receivable from the disposed subsidiaries	–	–	(7,906)
Less disposal of non-controlling interest	1,676	1,568	(7,448)

Gain from disposal of subsidiaries in 2011 year includes 32,835 related to gain from disposal of subsidiaries reclassified as discontinued operations.

9.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries and associates representing each segment added together forming the segment revenue, operating expenses, net income. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue, profit from operations and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

QD segment, which includes revenue derived from payment systems offered though the Group’s kiosks and kiosks in Russia and internationally.

VQW segment, which includes revenue derived from payments processed through online electronic user accounts and bank prepayment products, including prepaid card business, and revenues derived from QIWI Bank.

Corporate and Other, which includes limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to international companies and subsidiaries.

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2010, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations
Revenue	5,925,042	693,665	118,089	(579,161)	6,157,635
External revenue	5,586,589	485,165	85,881	–	6,157,635
Intersegment revenue	338,453	208,500	32,208	(579,161)	–
Direct segment cost	(3,449,123)	(397,680)	(73,118)	560,536	(3,359,385)
External direct segment costs	(3,238,803)	(68,496)	(52,086)	–	(3,359,385)
Intersegment direct cost	(210,320)	(329,184)	(21,032)	560,536	–
Segment net revenue	2,475,919	295,985	44,971	(18,625)	2,798,250
Depreciation and amortization	(47,073)	(5,752)	(943)	–	(53,768)

Segment profit from operations	972,635	85,891	(58,960)	(12,541)	987,025

Interest income	9,377	–	4,758	(8,742)	5,393
Interest expense	(3,340)	–	(3,460)	4,655	(2,145)

Segment profit before tax	981,231	86,570	(41,188)	(17,120)	1,009,493

Corporate and other segment’s profit before tax from continuing operations includes 10,123 loss related to Master Loto group, which was disposed of in 2012.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2011, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations
Revenue	7,092,851	1,936,788	219,258	(1,090,800)	8,158,097
External revenue	6,396,487	1,649,248	112,362	–	8,158,097
Intersegment revenue	696,364	287,540	106,896	(1,090,800)	–
Direct segment cost	(4,599,177)	(1,246,385)	(85,805)	1,034,605	(4,896,762)
External direct segment costs	(4,286,592)	(546,788)	(63,382)	–	(4,896,762)
Intersegment direct cost	(312,585)	(699,597)	(22,423)	1,034,605	–
Segment net revenue	2,493,674	690,403	133,453	(56,195)	3,261,335
Depreciation and amortization	(71,984)	(19,322)	(1,294)	3,407	(89,193)

Segment profit from operations	925,970	204,994	18,016	(58,488)	1,090,492

Share of loss of associates	–	–	(22,926)	–	(22,926)
Interest income	7,592	–	15,668	(17,114)	6,146
Interest expense	(6,619)	(28)	(2,742)	5,325	(4,064)

Segment profit before tax	912,142	205,121	4,886	(64,434)	1,057,715

Corporate and other segment’s profit before tax from continuing operations includes 3,556 loss related to Master Loto group, which was disposed of in 2012.

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2012, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations
Revenue	6,808,622	3,927,133	139,381	(1,963,698)	8,911,438
External revenue	5,310,093	3,543,216	58,129	–	8,911,438
Intersegment revenue	1,498,529	383,917	81,252	(1,963,698)	–
Direct segment cost	(3,963,864)	(2,685,977)	(37,706)	1,945,619	(4,741,928)
External direct segment costs	(3,539,509)	(1,177,766)	(24,653)	–	(4,741,928)
Intersegment direct cost	(424,355)	(1,508,211)	(13,053)	1,945,619	–
Segment net revenue	2,844,758	1,241,156	101,675	(18,079)	4,169,510
Depreciation and amortization	(71,202)	(13,519)	(1,859)	–	(86,580)
Segment profit from operations	1,212,427	530,601	98	(13,760)	1,729,366

Share of loss of associates	–	–	(13,236)	–	(13,236)
Interest income	25,283	1,588	22,899	(24,260)	25,510
Interest expense	(11,796)	–	(1,861)	6,137	(7,520)

Segment profit before tax	1,177,299	522,939	32,794	(28,143)	1,704,889

Corporate and other segment’s profit before tax from continuing operations includes 44,560 loss related to Master Loto group, which was disposed of in 2012.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the years ended December 31, 2012, 2011 and 2010 is calculated by subtraction cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	December 31, 2010	December 31, 2011	December 31, 2012
Revenue under IFRS	6,157,635	8,158,097	8,911,438
Cost of revenue (exclusive of depreciation and amortization)	(3,750,969)	(5,572,609)	(5,454,288)
Difference in timing of expense recognition	–	6,899	–
Payroll and related taxes	391,584	668,948	712,360

Total segment net revenue, as presented to CODM	2,798,250	3,261,335	4,169,510

A reconciliation of depreciation and amortization to IFRS depreciation and amortization, as presented to the CODM, for the year ended December 31, 2012, 2011 and 2010 is presented below:

	December 31, 2010	December 31, 2011	December 31, 2012
Depreciation and amortization, as presented to CODM	(53,768)	(89,193)	(86,580)
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(117,698)	(51,405)	(42,471)

Depreciation and amortization under IFRS	(171,466)	(140,598)	(129,051)

A reconciliation of segment profit from operations to IFRS profit from continuing operations of the Group, as presented to the CODM, for the year ended December 31, 2012, 2011 and 2010 is presented below:

	December 31, 2010	December 31, 2011	December 31, 2012
Total segment profit from operations, as presented to CODM	987,025	1,090,492	1,729,366
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(117,698)	(51,405)	(42,471)
Corporate costs allocated to discontinued international operations	(80,386)	(140,862)	(61,274)
Effect of software development cost, not capitalized in segment presentation	27,520	9,876	35,000
Offering expenses	–	–	(109,237)
Share-based payments	–	–	(65,718)
Difference in timing of expense recognition	–	(6,899)	–

Consolidated profit from operations under IFRS	816,461	901,202	1,485,666

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

A reconciliation of segment profit before tax to IFRS consolidated net profit from continuing operations of the Group, as presented to the CODM, for the year ended December 31, 2012, 2011 and 2010 is presented below:

	December 31, 2010	December 31, 2011	December 31, 2012
Total segment net profit before tax, as presented to CODM	1,009,493	1,057,715	1,704,889
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(117,698)	(51,405)	(42,471)
Corporate costs allocated to discontinued international operations	(80,386)	(140,862)	(61,274)
Effect of software development cost, not capitalized in segment presentation	27,520	9,876	35,000
Difference in timing of expense recognition	–	(6,899)	–
Offering expenses	–	–	(109,237)
Share-based payments	–	–	(65,718)
Gain / (loss) on loans issued at rate different from market	–	(30,993)	8,042
Other	(17,692)	(10,930)	(13,361)

Consolidated profit before tax from continuing operations under IFRS	821,237	826,502	1,455,870

Geographic information

Revenues from external customers are presented below:

	2010	2011	2012
Russia	5,590,403	7,511,401	7,949,320
Kazakhstan	469,724	581,128	737,916
Other	97,508	65,568	224,202

Total revenue per consolidated income statement	6,157,635	8,158,097	8,911,438

The revenue information above is based on the location of the customer.

Revenues from a single external customer amounting to 10% or greater of Group’s revenue from continuing operations relate only to QD segment and are presented in the table below:

	2010	2011	2012
Customer 1	1,070,738	1,682,221	<10%
Customer 2	1,105,758	905,001	<10%
Customer 3	994,820	739,940	<10%

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of January 1, 2010	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
Russia	1,828,359	2,157,161	2,133,222	2,066,637
Kazakhstan and other	11,213	6,374	12,878	14,946

Total non-current assets of continuing operations	1,839,572	2,163,535	2,146,100	2,081,583

Non-current assets from discontinued operations	87,649	65,448	50,297	–

Non-current assets	1,927,221	2,228,983	2,196,397	2,081,583

Non-current assets for this purpose consist of property, plant and equipment and intangible assets.

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent adjusted for effect of potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	Notes	2010	2011	2012
Net profit attributable to ordinary equity holders of the parent from continuing operations		627,627	595,728	1,077,531
Profit/(loss) attributable to ordinary equity holders of the parent from a discontinued operation		65,772	(75,735)	(167,393)

Net profit attributable to ordinary equity holders of the parent for basic earnings		693,399	519,993	910,138

Effect of options over subsidiaries and associates		(8,777)	–	–

Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution		684,622	519,993	910,138

Weighted average number of ordinary shares for basic earnings per share	19	52,000,000	52,000,000	52,000,000

Effect of share-based payments	34	–	–	1,316

Weighted average number of ordinary shares for diluted earnings per share	19	52,000,000	52,000,000	52,001,316

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

11.	Property and equipment

Cost	Processing servers equipment	Computers and office equipment	Bank equipment	Other equipment	Assets under construction	Total
Balance as of December 31, 2009	100,467	42,886	–	24,658	9,206	177,217

Internal transfers	36,503	1,809	–	(19,312)	(19,000)	–
Additions	44,906	25,229	1,842	6,849	18,465	97,291
Additions from business combinations	9,808	4,852	11,286	3,631	–	29,577
Disposals	(10,839)	(2,519)	(1,058)	(2,614)	(858)	(17,888)
Disposals of subsidiaries	(304)	(398)	–	(1,076)	–	(1,778)

Balance as of December 31, 2010	180,541	71,859	12,070	12,136	7,813	284,419

Internal transfers	7,790	–	–	(2,626)	(5,164)	–
Additions	70,615	9,336	955	1,596	8,404	90,906
Additions from business combinations	5,051	765	–	1,011	–	6,827
Disposals	(7,494)	(7,006)	(2,862)	(332)	(6,224)	(23,918)
Disposals of subsidiaries	(1,464)	(1,694)	–	–	–	(3,158)
Foreign currency translation	(211)	5	–	301	–	95

Balance as of December 31, 2011	254,828	73,265	10,163	12,086	4,829	355,171

Internal transfers	6,996	3,864	1,099	179	(12,138)	–
Additions	14,205	12,979	–	833	7,570	35,587
Disposals	(7,700)	(13,768)	(2,170)	(1,182)	–	(24,820)
Disposals of subsidiaries	(1,779)	(682)	–	(20)	–	(2,481)
Discontinued operations	(46,692)	(4,823)	–	(4,301)	–	(55,816)
Foreign currency translation	(2,233)	(533)	–	(229)	(2)	(2,997)

Balance as of December 31, 2012 RUB (000)	217,625	70,302	9,092	7,366	259	304,644

Accumulated Depreciation and impairment:
Balance as of December 31, 2009	(38,740)	(12,338)	–	(4,804)	–	(55,882)

Depreciation charge	(32,798)	(14,954)	(1,124)	(2,425)	–	(51,301)
Impairment	(28,995)	90	–	1,774	–	(27,131)
Disposals	4,011	1,479	848	570	–	6,908

Balance as of December 31, 2010	(96,522)	(25,723)	(276)	(4,885)	–	(127,406)

Depreciation charge	(48,849)	(18,703)	(4,311)	(1,740)	–	(73,603)
Disposals	4,885	6,157	2,110	352	–	13,504
Disposals of subsidiaries	267	554	–	–	–	821
Foreign currency translation	(186)	(188)	1	(243)	–	(616)

Balance as of December 31, 2011	(140,405)	(37,903)	(2,476)	(6,516)	–	(187,300)

Internal transfers	–	(41)	–	41	–	–
Depreciation charge	(52,668)	(17,292)	(3,910)	(1,440)	–	(75,310)
Depreciation charge (discontinued operations)	(1,407)	(484)	–	(132)	–	(2,023)
Disposals	4,646	11,449	2,068	497	–	18,660
Disposals of subsidiaries	1,514	585	–	16	–	2,115
Discontinued operations	36,342	2,947	–	3,388	–	42,677
Foreign currency translation	1,762	299	–	129	–	2,190

Balance as of December 31, 2012 RUB (000)	(150,216)	(40,440)	(4,318)	(4,017)	–	(198,991)

Net book value
As of December 31, 2009 RUB	61,727	30,548	–	19,854	9,206	121,335

As of December 31, 2010 RUB	84,019	46,136	11,794	7,251	7,813	157,013

As of December 31, 2011 RUB	114,423	35,362	7,687	5,570	4,829	167,871

As of December 31, 2012 RUB (000)	67,409	29,862	4,774	3,349	259	105,653

In 2012 and 2011 no significant impairment of fixed assets is recognized. As of December 31, 2012, the total amount of fully amortized assets is equal to 105,102 (2011 – 28,772; 2010 – 13,967).

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

12.	Intangible assets

Cost:	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Web-sites and other	Total
Balance as of December 31, 2009	1,562,676	–	322,415	170,310	107,104	7,055	2,169,560

Additions	–	–	52,906	–	271	3,280	56,457
Additions from business combinations	101,477	183,076	69,064	–	1,039	–	354,656
Disposals	–	–	(3,104)	–	–	(35)	(3,139)
Foreign currency translation	–	–	–	–	44	7	51

Balance as of December 31, 2010	1,664,153	183,076	441,281	170,310	108,458	10,307	2,577,585

Additions	–	–	47,667	–	10	264	47,941
Additions from business combinations	20,480	–	110	–	–	–	20,590
Disposals	–	–	(7,097)	–	(1,170)	(67)	(8,334)
Disposals of subsidiaries	(12,640)	–	–	–	–	–	(12,640)
Foreign currency translation	–	–	(24)	–	2	(57)	(79)

Balance as of December 31, 2011	1,671,993	183,076	481,937	170,310	107,300	10,447	2,625,063

Additions	–	–	40,487	–	–	1,742	42,229
Transfer between groups	–	–	813	–	–	(813)	–
Disposals	–	–	(3,085)	–	–	–	(3,085)
Disposals of subsidiaries	(4,454)	–	(1,096)	–	(30)	–	(5,580)
Discontinued operations	(30,654)	–	(65,576)	–	(3)	(5)	(96,238)
Foreign currency translation	–	–	(177)	–	–	718	541

Balance as of December 31, 2012 RUB (000)	1,636,885	183,076	453,303	170,310	107,267	12,089	2,562,930

Accumulated Amortization:

Balance as of December 31, 2009	(21,588)	–	(148,569)	(106,558)	(84,341)	(2,618)	(363,674)

Charge for the year	–	–	(72,959)	(42,577)	(22,821)	(1,604)	(139,961)
Impairment (discontinued operations)	(2,934)	–	94	–	–	–	(2,840)
Disposals	–	–	864	114	–	–	978
Foreign currency translation	–	–	–	–	–	(118)	(118)

Balance as of December 31, 2010	(24,522)	–	(220,570)	(149,021)	(107,162)	(4,340)	(505,615)

Charge for the year	–	–	(59,480)	(21,289)	(143)	(2,071)	(82,983)
Impairment (discontinued operations)	(8,225)	–	–	–	–	–	(8,225)
Disposals	–	–	357	–	50	3	410
Foreign currency translation	–	–	(142)	–	1	17	(124)

Balance as of December 31, 2011	(32,747)	–	(279,835)	(170,310)	(107,254)	(6,391)	(596,537)

Charge for the year	–	–	(51,676)	–	(19)	(2,046)	(53,741)
Charge for the year (discontinued operations)	–	–	(6,026)	–	–	(1)	(6,027)
Transfer between groups	–	–	(29)	–	–	29	–
Impairment	–	–	(3,636)	–	–	–	(3,636)
Impairment (discontinued operations)	(2,361)	–	(26,277)	–	–	–	(28,638)
Disposals	–	–	3,085	–	–	–	3,085
Disposals of subsidiaries	4,454	–	873	–	6	–	5,333
Discontinued operations	30,654	–	62,768	–	–	2	93,424
Foreign currency translation	–	–	(275)	–	35	(23)	(263)

Balance as of December 31, 2012 RUB (000)	–	–	(301,028)	(170,310)	(107,232)	(8,430)	(587,000)

Net book value

As of December 31, 2009	1,541,088	–	173,846	63,752	22,763	4,437	1,805,886

As of December 31, 2010	1,639,631	183,076	220,711	21,289	1,296	5,967	2,071,970

As of December 31, 2011	1,639,246	183,076	202,102	–	46	4,056	2,028,526

As of December 31, 2012 RUB (000)	1,636,885	183,076	152,275	–	35	3,659	1,975,930

As of December 31, 2012, the total amount of fully amortized assets is equal to 466,112 (2011 – 282,490; 2010 – 110,209).

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life

An analysis and movement of goodwill acquired through business combinations, by CGU, as included in the intangible assets note (Note 12), is as follows:

Cost:	OSMP	Visa QIWI Wallet	Diomachin Group	Others	Total
As of December 31, 2009	1,449,570	81,096	8,225	2,197	1,541,088

Acquisitions	–	100,740	–	737	101,477
Impairment	–	–	–	(2,934)	(2,934)

As of December 31, 2010	1,449,570	181,836	8,225	–	1,639,631

Acquisitions	–	–	–	20,480	20,480
Impairment	–	–	(8,225)	–	(8,225)
Disposal	–	–	–	(12,640)	(12,640)

As of December 31, 2011	1,449,570	181,836	–	7,840	1,639,246

Impairment	–	–	–	(2,361)	(2,361)
As of December 31, 2012 RUB (000)	1,449,570	181,836	–	5,479	1,636,885

The Group determined CGUs one level below the operating segments – OSMP (a major part of QD RF) and QIWI Wallet (QIWI Bank and QIWI Wallet CGUs were merged in one CGU – Visa QIWI Wallet – due to pertaining to one operating segment – VQW).

The carrying amount of Visa QIWI Wallet includes intangible assets with an indefinite useful life (Bank license) recorded by the Group at the date of acquisition on September 24, 2010. Based on the analysis of Visa QIWI Wallet CGU’s carrying value, including allocated goodwill and bank license, compared to its recoverable amount, the Group did not identify impairment of intangible assets with indefinite useful life as of December 31, 2012.

The recoverable amount of identified CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period (2013 – 2020).

An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted and the growth rate in the last three years of this period is expected to exceed the terminal growth rate.

The pre-tax discount rate adjusted to risk specific applied to cash flow projections CGUs is 18.20% (2011 – 18.96%; 2010 – 18.7%). The growth rates applied to discounted terminal value projection in beyond the forecast period is 2% (2011 – 2%; 2010 – 2.8%).

The calculation of value in use for these cash generating units is most sensitive to:

•	Local electronic online payment systems market assumptions;

•	The Group’s transaction volume and net revenue yields;

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life (continued)

•	Net profit margins;

•	Growth rates used to extrapolate cash flows beyond the budget period;

•	Discount rates.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe.

With regard to the assessment of value in use of cash-generating units, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of deterioration of performance of one of our business units in 2012, an impairment charge of 2,361 was recorded in others CGUs prior to the annual goodwill impairment test. As a result of goodwill impairment test performed in 2011, an impairment charge of 8,225 related to Diomachin Group CGU was recorded. No impairment charge was recorded for the year 2010.

The principal factors leading to recognition by the Group the impairment losses of other CGUs goodwill in 2012, 2011 and 2010 were reductions in the projected future cash flows of the recently acquired or established international businesses. Although the Group continued to project future long-term growth in cash flows, such growth was lower than that estimated at the time the businesses were acquired.

14.	Long-term and short-term loans

As of December 31, 2010, long-term loans consisted of the following:

	Total as of December 31, 2010	Provision for impairment of loans	Net as of December 31, 2010
Long-term loans
Loans to individuals	10,289	–	10,289
Loans to legal entities	12,119	–	12,119

Total long-term loans	22,408	–	22,408

Short-term loans
Loans to individuals	33,655	(7)	33,648
Loans to legal entities	25,549	(10,000)	15,549
Due from financial institutions	5,131	(3,361)	1,770

Total short-term loans	64,335	(13,368)	50,967

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

14.	Long-term and short-term loans (continued)

As of December 31, 2011, long-term loans consisted of the following:

	Total as of December 31, 2011	Provision for impairment of loans	Net as of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)
Long-term loans
Loans to individuals	40,081	–	40,081
Loans to legal entities	176,751	(10,000)	166,751

Total long-term loans	216,832	(10,000)	206,832

Short-term loans
Loans to individuals	17,335	(573)	16,762
Loans to legal entities	32,970	–	32,970
Due from financial institutions	4,823	(3,448)	1,375

Total short-term loans	55,128	(4,021)	51,107

As of December 31, 2012, long-term loans consisted of the following:

	Total as of December 31, 2012	Provision for impairment of loans	Net as of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Long-term loans
Loans to individuals	18,480	–	18,480
Loans to legal entities	166,904	–	166,904

Total long-term loans	185,384	–	185,384

Short-term loans
Loans to individuals	14,436	(106)	14,330
Loans to legal entities	367,632	(60,000)	307,632
Due from financial institutions	5,572	(3,448)	2,124

Total short-term loans	387,640	(63,554)	324,086

As of December 31, 2010, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2009	Charge for the period	Write offs	Provision for impairment of loans as of December 31, 2010
Loans due from credit financial institutions	–	(3,361)	–	(3,361)
Short term loans and due from individuals	–	(7)	–	(7)
Short term loans and due from legal entities	–	(10,000)	–	(10,000)

Total Bank’s short-term receivables	–	(13,368)	–	(13,368)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

14.	Long-term and short-term loans (continued)

As of December 31, 2011, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2010	Charge for the period	Write offs	Provision for impairment of loans as of December 31, 2011
Loans due from credit institutions	(3,361)	(87)	–	(3,448)
Short term loans and due from to individuals	(7)	(566)	–	(573)
Short term loans and due from legal entities	(10,000)	–	–	(10,000)

Total Bank’s short-term receivables	(13,368)	(653)	–	(14,021)

As of December 31, 2012, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2011	Recovery/ (Charge) for the period	Write offs	Provision for impairment of loans as of December 31, 2012
Loans due from credit institutions	(3,448)	–	–	(3,448)
Short term loans and due from to individuals	(573)	467	–	(106)
Short term loans and due from legal entities	(10,000)	(50,000)	–	(60,000)

Total Bank’s short-term receivables	(14,021)	(49,533)	–	(63,554)

As of December 31, 2012, 2011 and 2010, the Group had no overdue but not impaired loans.

The following table demonstrates due dates of the Group’s loan issued including interests accrued as of December 31, 2012, 2011 and 2010:

	On demand and < 1 month	1-6 months	6-12 months	>1 year	Total long-term and short-term loans
Loans receivable as of December 31, 2010	3,620	1,539	45,808	22,408	73,375

Loans receivable as of December 31, 2011	2,827	25,797	22,483	206,832	257,939

Loans receivable as of December 31, 2012	14,857	72,620	236,609	185,384	509,470

15.	Rent prepayment

In 2010, the Group concluded a five year agreement with a retail company for renting locations for kiosks. These locations were further subleased to agents. The agreement required a 500,000 prepayment that consisted of 70,621 related to 2011 (excluding VAT receivable in the amount of 12,712 classified to VAT and other taxes receivable) and 416,666 (including VAT receivable: 63,559) related to the subsequent 4 years.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

15.	Rent prepayment (continued)

In December 2011, the Group signed an agreement to transfer rights and obligations arising from the agreement above to its associate. Under the agreement, the lease deposit paid by the Group in to retail company was assigned to the associate in exchange for the loan receivable from it. As of December 31, 2011, the Group did not hold any balances with the retail company.

16.	Trade and other receivables

As of December 31, 2010, trade and other receivables consisted of the following:

	Total as of December 31, 2010	Provision for impairment of receivables	Net as of December 31, 2010
Cash receivable from agents	956,965	(166,191)	790,774
Deposits issued to merchants	618,427	(642)	617,785
Payment processing fees receivable from merchants	406,109	(1,417)	404,692
Receivables for advertising	33,163	(439)	32,724
Advances issued to vendors	33,961	(2,764)	31,197
Rent receivables	14,625	–	14,625
Other receivables	60,557	(1,394)	59,163

Total trade and other receivables	2,123,807	(172,847)	1,950,960

As of December 31, 2011, trade and other receivables consisted of the following:

	Total as of December 31, 2011	Provision for impairment of receivables	Net as of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)
Cash receivable from agents	1,246,409	(215,431)	1,030,978
Deposits issued to merchants	1,182,533	(5,204)	1,177,329
Payment processing fees receivable from merchants	291,091	(1,200)	289,891
Receivables for advertising	42,535	(13,162)	29,373
Advances issued to vendors	53,814	(1,896)	51,918
Rent receivables	67,569	(3,143)	64,426
Other receivables	64,523	(3,611)	60,912

Total trade and other receivables	2,948,474	(243,647)	2,704,827

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

16.	Trade and other receivables (continued)

As of December 31, 2012, trade and other receivables consisted of the following:

	Total as of December 31, 2012	Provision for impairment of receivables	Net as of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Cash receivable from agents	1,418,248	(288,017)	1,130,231
Deposits issued to merchants	1,996,324	(5,296)	1,991,028
Payment processing fees receivable from merchants	171,610	(1,352)	170,258
Receivables for advertising	67,776	(16,361)	51,415
Advances issued to vendors	43,121	(3,026)	40,095
Rent receivables	17,425	(3,701)	13,724
Other receivables	44,724	(3,804)	40,920

Total trade and other receivables	3,759,228	(321,557)	3,437,671

Trade receivables aged but not impaired as of December 31, 2010 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2010
Cash receivable from agents	790,774	790,774	–	–	–	–
Payment processing fees receivable from merchants	404,692	383,658	20,065	670	299	–
Receivables for advertising	32,724	22,296	9,050	1,285	93	–
Rent receivables	14,625	14,625	–	–	–	–

Total receivables ageing	1,242,815	1,211,353	29,115	1,955	392	–

Trade receivables aged but not impaired as of December 31, 2011 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2011
Cash receivable from agents	1,030,978	942,645	31,189	26,188	30,477	479
Payment processing fees receivable from merchants	289,891	258,088	27,831	3,506	314	152
Receivables for advertising	29,373	19,075	7,197	3,070	31	–
Rent receivables	64,426	11,720	48,436	4,267	3	–

Total trade and other receivables	1,414,668	1,231,528	114,653	37,031	30,825	631

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

16.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of December 31, 2012 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2012
Cash receivable from agents	1,130,231	1,051,973	57,583	8,584	1,062	11,029
Payment processing fees receivable from merchants	170,258	156,164	12,151	1,796	116	31
Receivables for advertising	51,415	37,951	12,366	1,087	11	–
Rent receivables	13,724	8,133	5,321	270	–	–

Total trade and other receivables	1,365,628	1,254,221	87,421	11,737	1,189	11,060

For the year ended December 31, 2010, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2009	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2010
Cash receivable from agents	(153,474)	(20,140)	14,964	(158,650)
Deposits issued to merchants	(10)	(632)	–	(642)
Payment processing fees receivable from merchants	(1,242)	(120)	–	(1,362)
Receivables for advertising	(338)	(101)	–	(439)
Advances issued to vendors	(2,899)	247	–	(2,652)
Other receivables	(1,420)	(1,394)	1,590	(1,224)

Total trade and other receivables	(159,383)	(22,140)	16,554	(164,969)

Discontinued operations	(2,921)	(4,962)	5	(7,878)

Trade and other receivables, including receivables from discontinued operations	(162,304)	(27,102)	16,559	(172,847)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

16.	Trade and other receivables (continued)

For the year ended December 31, 2011, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2010	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2011
Cash receivable from agents	(158,650)	(33,721)	28,906	(163,465)
Deposits issued to merchants	(642)	(4,660)	98	(5,204)
Payment processing fees receivable from merchants	(1,362)	217	58	(1,087)
Receivables for advertising	(439)	(12,989)	266	(13,162)
Advances issued to vendors	(2,652)	699	57	(1,896)
Rent receivables	–	(3,143)	–	(3,143)
Other receivables	(1,224)	(139)	132	(1,231)

Total trade and other receivables	(164,969)	(53,736)	29,517	(189,188)

Discontinued operations	(7,878)	(43,037)	(3,544)	(54,459)

Trade and other receivables, including receivables from discontinued operations	(172,847)	(96,773)	25,973	(243,647)

For the year ended December 31, 2012, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2011	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2012
Cash receivable from agents	(163,465)	(136,975)	12,423	(288,017)
Deposits issued to merchants	(5,204)	(93)	1	(5,296)
Payment processing fees receivable from merchants	(1,087)	(802)	537	(1,352)
Receivables for advertising	(13,162)	(3,216)	17	(16,361)
Advances issued to vendors	(1,896)	(2,636)	1,506	(3,026)
Rent receivables	(3,143)	(558)	–	(3,701)
Other receivables	(1,231)	(8,071)	5,498	(3,804)

Total trade and other receivables	(189,188)	(152,351)	19,982	(321,557)

Discontinued operations	(54,459)	(9,146)	63,605	–

Trade and other receivables, including receivables from discontinued operations	(243,647)	(161,497)	83,587	(321,557)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 12%-36% per annum is accrued on overdrafts granted to some agents.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

17.	Cash and cash equivalents

As of December 31, 2012, 2011 and 2010, cash and cash equivalents consisted of the following:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Short-term deposits with CB RF	5,720,916	7,221,849	6,658,389
Other short-term bank deposits	625,508	755,256	2,611,282
RUB denominated cash with banks and on hand	448,563	558,759	239,969
Foreign currency denominated cash with banks and on hand	96,894	274,577	433,520

Total cash and cash equivalents	6,891,881	8,810,441	9,943,160

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

18.	Other current assets

As of December 31, 2012, 2011 and 2010, other current assets consisted of the following:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Reserves at CB RF *	19,838	29,441	54,683
Other	4,397	15,945	15,890

Total other current assets	24,235	45,386	70,573

*	Banks are currently required to post mandatory reserves with the CB RF to be held in non-interest bearing accounts. Starting from April 1, 2011, such mandatory reserves established by the CBR constitute 5.5% for liabilities towards non-residents and 4.0% for liabilities towards residents. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

19.	Share capital, additional paid-in capital and other reserves

The charter capital of the Company consisted of 15,000 ordinary shares with par value of €1,71 each authorized, issued and outstanding as of December 31, 2011 (2010 – 15,000). All issued shares were fully paid. In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

On August 22, 2012 the shareholders of the Group approved a split of the shares and the conversion the Company’s existing share capital comprising €25,650 (equivalent to 0.890) divided into 15,000 ordinary shares of the par value of €1,71 per share each fully paid into a larger number by splitting each share into 3,420 shares making a total of 51,300,000 shares of par value €0.0005 per share and an increase in the authorized share capital of the Company from €25,650 (equivalent to 0.890) to €76,950.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

19.	Share capital, additional paid-in capital and other reserves (continued)

On December 11, 2012 the Company increased its share capital by a way of issuance of 700,000 ordinary shares with a par value of €0.0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26,000 (equivalent to 0.904), after issuance divided into 52,000,000 ordinary shares with a par value of €0.0005 per share. After stock split and issuance described above, 52,000,000 shares are assumed outstanding for all periods presented for the purpose of EPS computation.

On December 31, 2012 the Company converted its 153,900,000 authorized ordinary shares into 101,900,000 class A shares and 52,000,000 class B shares. After the conversion the authorized share capital of €76,950 was divided into 101,900,000 class A shares of €0.0005 and 52,000,000 class B shares of €0.0005 and the issued share capital of €26,000 (equivalent to 904) was divided into 52,000,000 class B shares of €0.0005.

Further, on December 31, 2012 the Company increased its authorized share capital from €76,950 divided into 101,900,000 class A shares of €0.0005 and 52,000,000 class B shares of €0.0005 to €115,425 divided into 117,500,000 class A shares of €0.0005 and 113,350,000 class B shares of €0.0005.

The additional paid-in capital of the Company in amount of 1,876,104 arose as a result of the acquisition in 2007 of ZAO e-port, ZAO QIWI Wallet and certain other subsidiaries in exchange for newly issued shares representing 35% of the Company’s share capital following issuance. The difference between the fair value of the shares issued and their nominal value was recorded as additional paid-in capital.

The other reserves of the Group’s equity represent the financial effects from changes in equity of associates, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control and effect from option agreements over non-controlling interest and share-based payment transactions.

20.	Borrowings

As of December 31, 2010, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2010
Due to non-controlling shareholders of subsidiaries and other (U.S.$291,732, ZAR 1,000,000 and MDL 300,000)	0-10%	January, 2011 – December, 2011	11,695
Promissory notes issued	0%	January, 2011	24,719

Total short-term borrowings			36,414

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2010
Due to non-controlling shareholders of subsidiaries (U.S.$580,421 and €193,060)	10%	March, 2012 – December, 2012	25,342
Other Borrowings (€85,750; U.S.$100,000)	0-10%	October, 2012 – November, 2012	5,166

Total long-term borrowings			30,508

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

20.	Borrowings (continued)

As of December 31, 2011, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2011
Due to non-controlling shareholders of subsidiaries (BYR 25,000,000, U.S.$580,421, €295,980, ZAR 1,922,520 and CLP 39,263,593)	0-10%	March, 2012 – December, 2012	44,333
Alfa-Bank Ukraine (UAH 12,000,000)	35%	May, 2012	47,693
Promissory notes issued	0.01%	On demand	16,297
Other Borrowings (U.S.$353,950, ARS 82,914 and TJS 350,000)	0-30%	February,2012 – November, 2012	13,880

Total short-term borrowings			122,203

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2011
Due to non-controlling shareholders of subsidiaries (U.S.$1,783,532, €94,047 and BGN 35,900)	10-10.5%	May, 2013 – August, 2015	65,856
Other Borrowings (€33,142 and U.S.$15,500)	10-10.5%	August, 2013 – December, 2013	1,954

Total long-term borrowings			67,810

As of December 31, 2012, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012
			RUB (000)
Due to non-controlling shareholders of subsidiaries (BYR 75,000,000, U.S.$245,532 and €119,197)	10%	July, 2013	15,754
Other Borrowings (U.S.$269,450)	0-10.3%	July, 2013 – December, 2013	10,351

Total short-term borrowings			26,105

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

20.	Borrowings (continued)

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012
			RUB (000)
Due to non-controlling shareholders of subsidiaries (U.S.$1,030,500 and €95,060)	10-10.5%	February, 2014 – August, 2015	38,762

Total long-term borrowings			38,762

Repayments of long-term and short-term borrowings beginning on January 1, 2013, including interest are as follows:

2013	32,332
2014	21,487
2015	18,262

Total borrowings	72,081

Less interest	(7,214)

Total borrowings	64,867

On September 30, 2010, ZAO Ob’edinennya Sistema Momentalnykh Platezhey entered into a short-term overdraft facility agreement with bank VTB for an overdraft of up to 665,000 with interest payable on amounts drawn and outstanding at 9%. The credit facility was to be settled within 181 days from the dates of disbursement. In March 2011, ZAO Ob’edinennya Sistema Momentalnykh Platezhey fully repaid this facility.

On September 6, 2012 ZAO Ob’edinennya Sistema Momentalnykh Platezhey entered into two short-term overdraft facility agreements with bank VTB for an overdraft up to 400,000 and 500,000 with a commitment fee payable on the total amount of the facility of 0.65% per annum, and interest payable on amounts drawn and outstanding at 10.3% and 10.2%, respectively. The 400,000 credit facility is available for 335 days and to be settled within 365 days. The 500,000 credit facility was available until January 5, 2013 and was settled on January 17, 2013. Interest on the outstanding 400,000 credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service merchants, and maintaining liquidity at QIWI Bank. The 500,000 agreement also provided for a limitation on payment of dividends by OSMP. The overdraft facilities are guaranteed by the CEO of the Group. As of December 31, 2012, the credit facilities were fully repaid.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

21.	Trade and other payables

As of December 31, 2012, 2011 and 2010, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Payables to merchants	1,648,087	2,776,325	4,262,529
Deposits received from agents	6,787,335	6,605,327	7,599,407
Deposits received from individual customers	427,401	985,500	2,256,927
Payment processing fees payable to agents	450,272	480,687	483,384
Accrued expenses	156,537	143,610	192,580
Payables to vendors	64,269	62,210	92,014
Payables for rent	6,198	30,026	16,031
Payables to employees	35,957	6,321	2,225
Other advances received	1,445	3,785	29,097

Total trade and other payables	9,577,501	11,093,791	14,934,194

22.	Amounts due to customers and amounts due to banks

As of December 31, 2012, 2011 and 2010, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Due to banks	215,611	618,713	31,871
Due to customers: individuals	102,591	343,163	379,996
Due to customers: legal entities	921,855	430,490	532,682

Total amounts due to customers and amounts due to banks	1,240,057	1,392,366	944,549

Amounts due to customers and amounts due to banks do not bear interests.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

23.	Revenue

Revenue for the years ended December 31 was as follows:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Payment processing fees	5,561,004	7,121,447	7,623,828
Revenue from advertising	278,109	262,130	454,056
Interest revenue from agent’s overdrafts	134,317	184,890	205,400
Interest revenue	57,488	136,607	234,121
Revenue from rent of space for kiosks	–	268,883	88,548
Cash and settlement services	14,392	55,120	216,020
Other revenue	112,325	129,020	89,465

Total revenue	6,157,635	8,158,097	8,911,438

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	2010	2011	2012
	RUB(000)	RUB(000)	RUB(000)
Interest income classified as part of revenue	(57,488)	(136,607)	(234,121)
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(5,393)	(6,146)	(25,510)
Interest expense	2,145	4,064	7,520
Interest expense (income), net from discontinued operations	2,935	8,043	8,621

Interest expense (income), net, for the purposes of consolidated cash flow statement	(57,801)	(130,646)	(243,490)

24.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Transaction costs	3,156,378	4,446,945	4,420,460
Payroll and related taxes	391,584	668,948	712,360
Advertising commissions	5,301	13,631	68,841
Cost of rent of space for kiosks	–	237,936	95,214
Other expenses	197,706	205,149	157,413

Total cost of revenue (exclusive of depreciation and amortization)	3,750,969	5,572,609	5,454,288

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

25.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Payroll and related taxes	772,314	888,666	1,029,605
Rent of premises and related utility expenses	103,834	156,366	135,671
Bad debt expense	35,508	54,389	201,881
Office maintenance expenses	86,121	93,352	118,467
Telecommunication and internet expenses	46,391	49,356	47,228
Travelling and representation expenses	35,991	48,816	43,777
Advertising and related expenses	205,407	147,076	39,924
Professional fees	26,879	40,875	20,827
Other tax expenses	20,777	36,998	53,831
Bank services	70,854	2,610	6,757
Offering expenses	–	–	109,237
Other operating expenses	14,663	25,184	31,592

Total selling, general and administrative expenses	1,418,739	1,543,688	1,838,797

26.	Other income

Other income for the years ended December 31 was as follows:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Income from initial recognition of loans at market rate	–	–	8,042
Income from penalties	11,431	2,229	2,633
Other	9,146	7,391	5,994

Total other income	20,577	9,620	16,669

27.	Other expenses

Other expenses for the years ended December 31 were as follows:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Discount of loans issued to related parties	–	30,993	–
Share of (profit) / loss for the period attributable to non-controlling interest and accounted for as a liability	17,384	16,609	24,298
Loss on acquisition of non-controlling interest classified as a liability (Note 6)	–	12,252	–
Other	17,069	13,328	4,440

Total other expenses	34,453	73,182	28,738

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

28.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	2010	2011	2012
Proposed, declared and approved during the year:
Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$1,342,316 or U.S.$0.03 per share; interim dividend for 2012: 820,039 or 15.77 per share; (2011: Final dividend for 2010: U.S.$7,913,055 or U.S.$0.15 per share; interim dividends for 2011: U.S.$6,411,623 or U.S.$0.12 per share; 2010: final dividend for 2009: U.S.$4,200,000 or U.S.$0.08 per share; interim dividend for 2010: U.S.$8,000,000 or U.S.$0.15 per share).	373,999	416,537	866,900

Paid during the period:
Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$1,342,316 or U.S.$0.03 per share; interim dividend for 2012: 819,844, or 15.77 per share; (2011: Final dividend for 2011: U.S.$7,913,055 or U.S.$0.15 per share; interim dividends for 2011: U.S.$6,411,623 or U.S.$0.12 per share; 2010: final dividends for 2009: U.S.$4,200,000 or U.S.$0.08 per share; interim dividends for 2010: U.S.$8,000,000 or U.S.$0.15 per share).	370,327	424,720	865,687

Proposed for approval (not recognized as a liability as of December 31):
Final dividends for 2012: nil. (2011: Final dividends for 2011: U.S.$1,342,316 or U.S.$0.03 per share and interim dividends for 2012: 75,215 or 1.44 per share; 2010: 0).	–	115,601	–

Dividends payable as of December 31	–	–	–

During the year ended December 31, 2012 SP OOO OSMP-M (Moldova) paid dividends to non-controlling shareholders in the amount of 908 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 6. Dividends payable as of December 31, 2012 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 6 (other current liabilities).

During the year ended December 31, 2011, Diomachin Ltd paid dividends to non-controlling shareholders in the amount of 54,682 and TOO OSMP paid dividends to non-controlling shareholders in the amount of 22,902 (dividends in amount of 16,781 were offset with loans issued by the Group to non-controlling shareholders). No dividends were payable as of December 31, 2011 to non-controlling shareholders.

During the year ended December 31, 2010, Diomachin Ltd paid dividends to non-controlling shareholders in the amount of 48,800. No dividends were payable as of December 31, 2010 to non-controlling shareholders.

Prior to 2012, the Company distributed dividends in U.S.$, but starting from 2012 it began to pay dividends in Russian rubles.

The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

29.	Income tax

The Company is incorporated in the Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to a 10% corporate income tax applied to its income. Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20 % on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is also income tax exempt, and under certain conditions also exempted from the special defence contribution of the Republic of Cyprus.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan and Ukraine

The Company’s subsidiaries incorporated in the Kazakhstan and Ukraine are subject to corporate income tax at the standard rate of 20% and 23%, respectively, applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

29.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2012 and 2011, relate to the following:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	RUB (000)	RUB (000)	RUB (000)
Property and equipment	6,227	4,354	1,836
Intangible assets	(68,515)	(60,722)	(48,335)
Inventories	566	1,245	2,253
Other non-current assets	–	(4,012)	(3,265)
Trade and other payables	54,538	51,120	38,862
Allowance for doubtful accounts	40,820	50,619	76,537
Trade and other receivables	(8,536)	(3,641)	–
Tax loss carry forwards	23,263	65,171	13,641
Advances received	10,047	–	–
Loans issued	–	7,027	3,884
Debt instruments	1,053	4,307	(3,800)
Deferred revenue	–	–	3,105
Taxes on unremitted earnings	(21,626)	(14,909)	(20,101)

Total	37,837	100,559	64,617

Not recognized deferred tax assets	(13,324)	(56,524)	(6,877)

Net deferred income tax asset	24,513	44,035	57,740

including:
Deferred tax asset	108,480	98,437	101,805
Deferred tax liability	(83,967)	(54,402)	(44,065)

Deferred tax asset arising from tax loss carry forwards relate to loss making subsidiaries operating principally in Russia, China, South Africa, the UK and India. Term of expiration of the related tax loss carry forwards is 10 years in Russia, 8 years in India and without limits in other jurisdictions.

The Company does not intend to distribute a portion of its accumulated undistributed foreign earnings. At December 31, 2012 the amount of tax that it would pay to distribute them would be 20,101.

Deferred tax assets relating to tax loss carry forwards amounting to 6,877 were not recognized as of 2012 (2011 – 56,524; 2010 – 13,324) because the Group does not believe that the realization of related deferred tax assets is probable.

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Deferred income tax asset/(liability), net as of January 1	1,620	24,513	44,035

Effect of acquisitions/disposals of subsidiaries	(43,489)	–	–
Deferred tax benefit	66,382	19,522	13,705

Deferred income tax asset/(liability), net as of December 31	24,513	44,035	57,740

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

29.	Income tax (continued)

For the year ended December 31, 2012 and 2011, income tax expense included:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Total tax expense from continuing operations	(204,346)	(240,523)	(407,729)

including:
Current income tax expense	(261,110)	(270,108)	(426,887)
Deferred tax benefit	56,764	29,585	19,158

Total tax expenses from discontinued operations	(61,074)	(18,687)	(6,828)

including:
Current income tax expense	(70,692)	(8,624)	(1,375)
Deferred tax benefit / (expense)	9,618	(10,063)	(5,453)

Income tax expense for the year	(265,420)	(259,210)	(414,557)

Theoretical and actual income tax expense for continuing operations is reconciled as follows:

	2010	2011	2012
	RUB (000)	RUB (000	RUB (000)
Profit before tax from continuing operations	821,237	826,502	1,455,870

Theoretical income tax expense at the Company’s tax rate of 10% (Cyprus)	(82,124)	(82,650)	(145,587)

Increase resulting from the tax effect of:
Non-deductible expenses and non-taxable income	(20,992)	(34,514)	(52,808)
Tax on dividends	(25,430)	(34,876)	(53,189)
Effect of income of subsidiaries taxed at different rates	(79,125)	(85,554)	(141,139)
Unrecognized tax assets	3,325	(824)	(15,006)
Other	—	(2,105)	—

Total income tax expense	(204,346)	(240,523)	(407,729)

The Company intends to repatriate all 2012 earnings from its Russian subsidiaries, which resulted in accrual of respective taxes on unremitted earnings.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

29.	Income tax (continued)

Theoretical and actual income tax expense for discontinued operations is reconciled as follows:

	2010	2011	2012
	RUB (000)	RUB (000)	RUB (000)
Profit before tax from discontinued operations	198,805	(137,568)	(233,535)

Theoretical income tax expense / (benefit) at the Company’s tax rate of 10% (Cyprus)	(19,881)	13,757	23,354

Increase resulting from the tax effect of:
Non-deductible expense and non-taxable income	(1)	3,551	168
Difference due to change in tax legislation	–	(8,698)	–
Tax on dividends	(11,601)	426	23
Effect of loss / (income) of subsidiaries taxed at different rates	(17,106)	26,258	20,406
Unrecognized tax assets	(12,485)	(53,981)	(41,494)
Non-taxable gain from disposal of subsidiaries	–	–	4,655
Tax effect of non-deductible loss on re-measurement to fair value	–	–	(13,940)

Total income tax expense	(61,074)	(18,687)	(6,828)

30.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

As of December 31, 2012 management believes that its interpretation of the relevant legislation is appropriate and that the Group’s tax positions will be sustained. However, the interpretations of the relevant authorities could

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

30.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

differ and the maximum effect of additional taxes, fines and penalties on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could amount up to 79,934.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Government regulation of the electronic payment systems

In some jurisdictions where the Group operates, there is currently little to almost no legislation on e-payments, and no assurance can be made that if such legislation is adopted it will be beneficial to the Group’s business. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Anti-Trust Investigation in Kazakhstan

In March 2012, our subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

30.	Commitments, contingencies and operating risks (continued)

Operating lease commitments:

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and ten (for office buildings) years. Total lease expense for the year ended December 31, 2012 is for rent of office places 119,432 (2011 – 117,515; 2010 – 90,736) and for kiosk places rent 95,214 (2011 – 237,936; 2010 – 0).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2012 are as follows:

Within one year	93,994
After one year but not more than five years	262,262
More than five years	198,887

Pledge of assets

As of December 31, 2012 the Group pledged debt instruments with the carrying amount of 1,174,700 (2011 – 400,697; 2010 – 474,017) as collateral for merchants.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

31.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year and balances with related parties as of the end of the relevant years:

Category of related party	Amounts owed by related parties	Cash held with related parties	Amounts owed to related parties	Cash due to related party customers
As of December 31, 2010
Entities with joint control or significant influence over the entity	–	–	–	400,120
Associates	8,696	–	–	–
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	–	(16,667)	–
Other operations	–	–	(16,297)	(5,222)
Other related parties	35,463	96,505	(74,218)	(1,823)

As of December 31, 2011
Associates	286,312		(901)	(258)
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	–	(21,381)	–
Other operations	20,010	–	(16,297)	(164,694)
Other related parties	167,386		(228,012)	–

As of December 31, 2012
Entities with joint control or significant influence over the entity	14	–	–	–
Associates	157,145	–	(53,966)	(11,032)
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	–	(16,700)	–
Other operations	–	–	–	(232,682)
Other related parties	7,554	–	(198,423)	(14,475)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

31.	Balances and transactions with related parties (continued)

Category of related party	Sales to related parties	Transaction costs to related parties	Operating income and expenses	Interest paid/ received	Dividends paid
The year ended December 31, 2010

Entities with joint control or significant influence over the entity	–	–	–	–	(373,999)
Associates	2,475	–	2,029	13	–
Key management personnel of the entity or its parent (short-term benefits)	–	–	(120,628)	–	–
Other related parties	127,266	(194,745)	(75,238)	(1,032)	(48,800)

The year ended December 31, 2011
Entities with joint control or significant influence over the entity	–	–	–	–	(416,537)
Associates	154,486	–	(27,434)	794	–
Key management personnel of the entity or its parent (short-term benefits)	–	–	(130,963)	–	–
Other related parties	70,696	(193,630)	(4,446)	(1,855)	(77,584)

The year ended December 31, 2012
Entities with joint control or significant influence over the entity	–	–	–	–	(865,687)
Associates	231,003	(4)	–	23,889	–
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	–	(124,164)	–	–
Share-based payments	–	–	(20,576)	–	–
Other operations	–	–	–	210	–
Other related parties	127,213	(9,545)	(7,586)	(3,802)	–

One of the associates acts as an agent in the project of renting space for kiosks. The total amount due from a related party of 152,061 (2011 – 206,909; 2010 – nil) consists of a current receivable of 249 (2011 – 48,132; 2010 – nil) and a loan of 151,812 (2011 – 158,777; 2010 – nil) made by the Group. This represents the amount due for assignment of lease deposit paid by the Group to the lessor. The loan bears interest at a rate of 8% per annum. Its carrying amount was adjusted to reflect a market interest rate of 14%.

One of the associates acts as an agent between one of the merchants and the Group. The revenue earned by the Group from this associate in the amount of 167,723 (2011 – nil; 2010 – nil) represents payment processing fees revenue and is classified into sales to related parties. By September 18, 2012 the Group disposed of almost all of its ownership interest in this associate and lost significant influence over it. The terms of this payment processing arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Other related parties include a company owned by the same shareholders as the Group that acts as an agent collecting payments through electronic payment kiosks from customers. The expense incurred to it by the Group represent transaction costs. As of March 31, 2012, this counter party was no longer a related party. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

31.	Balances and transactions with related parties (continued)

Amounts owed to us by related parties include loans issued to key management bearing interest of 7 to 11% per annum. All of the above loans to officers were repaid as of December 31, 2012 or subsequent to this date.

Other related parties include a group of companies controlled by one of the shareholders that act as merchants. Income accrued by the Group from these related parties for the year ended December 31, 2012 in the amount of 123,321 (2011 – 68,059; 2010 – 28,184) represents payment processing fees. Expenses incurred from these entities by the Group for the year ended December 31, 2012 in the amount 2,653 (2011 – 164; 2010 – 702) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.

The Group sold subsidiaries with a total carrying amount of net assets of 25,175 (immediately prior to the classification of the disposal groups as discontinued operations) to entities affiliated with a shareholder and a member of the board of directors of the Group for 61,391. In addition, the Group recorded investment in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil) at fair value amounting to 6,355. As a result, gain recognized from this sale was 42,571 in 2012. In December 2012, the Group collected 61,391 from the sale of these subsidiaries and related assignment of loans.

The Group also sold subsidiaries with a total carrying amount of negative net assets of 25,271 to a member of the board of directors of the Group for 16. Loss from this sale was 513.

The above stated balances and transactions have been entered into on terms as described above or as between the parties, are not secured, nor bear interest except that disclosed above and in Note 20.

32.	Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management’s risks and credit risk. Management reviews and agrees policies for managing each of the risks which are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Group’s income and operating cash flows are substantially independent of changes in market interest rates, because it has no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate (Note 20). The Group used fixed rate instruments in 2012 and 2011.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

32.	Risk management (continued)

Foreign exchange risk (continued)

As of December 31, 2012 and 2011, the Group’s net assets in foreign currencies were not significant. Taking into account the structure of its net assets and the exchange rates fluctuations in 2012 and 2011, the Group evaluated foreign exchange risk as not significant.

Liquidity risk and capital management

The Group uses cash from shareholders’ contributions, has sufficient cash and does not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. The Group expects that agent’s deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

According to CB RF requirements, a bank’s capital calculated based on Russian accounting standards should be not less than 10% of its risk-adjusted assets. As of December 31, 2012, ZAO “QIWI Bank’s” capital comprised 14% (2011 – 46.4%; 2010 – 40.58%) thereby exceeding the required level. ZAO “QIWI Bank” monitors the fulfillment of requirements on a daily basis and sends the report to CB RF on a monthly basis. During the year 2012 and 2011 ZAO “QIWI Bank” met the capital adequacy requirements (CB RF).

As of December 31, 2012, the risk-adjusted capital adequacy coefficient calculated in accordance with Basel Accord agreement consisted of 26% (2011 – 114%; 2010 – 140.4%) that exceeded minimal level (8%, 2011 – 8%; 2010 – 8%).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	66,922	–	36,414	30,508
Trade and other payables	9,577,501	9,577,501	–	–
Amounts due to customers and amounts due to banks	1,240,057	1,240,057	–	–

Total as of December 31, 2010	10,884,480	10,817,558	36,414	30,508

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

32.	Risk management (continued)

Liquidity risk and capital management (continued)

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	190,013	–	122,203	67,810
Trade and other payables	11,093,791	11,093,791	–	–
Amounts due to customers and amounts due to banks	1,392,366	1,392,366	–	–

Total as of December 31, 2011	12,676,170	12,486,157	122,203	67,810

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	64,867	–	26,105	38,762
Trade and other payables	14,934,194	14,934,194	–	–
Amounts due to customers and amounts due to banks	944,549	944,549	–	–

Total as of December 31, 2012	15,943,610	15,878,743	26,105	38,762

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and are primarily secured by collateral, which includes pledge of agents’ assets and guarantees. The above collateral does not meet criteria for separate recognition under IFRS and may be insufficient to cover the receivables, but is taken into account when assessing the impairment of related receivables and loans. The Group holds cash primarily with reputable Russian and international banks, including CB RF, which management considers to have minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 16). The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables			Revenue
	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	2010	2011	2012
Concentration of credit risks by main counterparties, % from total amount
Top 5	33%	41%	60%	58%	45%	24%
Others	67%	59%	40%	42%	55%	76%

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

32.	Risk management (continued)

Credit risk (continued)

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

33.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2012, 2011 and 2010, is presented by type of the financial instrument in the table below:

		As of December 31, 2010		As of December 31, 2011		As of December 31, 2012
		Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	6,891,881	6,891,881	8,810,441	8,810,441	9,943,160	9,943,160
Trade and other receivables	LAR	1,950,960	1,950,960	2,704,827	2,704,827	3,437,671	3,437,671
Debt instruments	HTM	1,478,303	1,477,315	934,031	933,518	2,367,592	2,369,435
Call options over shares of subsidiaries and associates	FVTPL	8,601	8,601	8,601	8,601	–	–
Short-term loans	LAR	50,967	50,967	51,107	51,107	324,086	324,086
Long-term loans	LAR	22,408	22,408	206,832	206,832	185,384	185,384

Total financial assets		10,403,120	10,402,132	12,715,839	12,715,326	16,257,893	16,259,736

Financial liabilities
Long-term borrowings	FLAC	30,508	30,508	67,810	67,810	38,762	38,762
Short-term borrowings	FLAC	36,414	36,414	122,203	122,203	26,105	26,105
Trade and other payables	FLAC	9,577,501	9,577,501	11,093,791	11,093,791	14,934,194	14,934,194
Due to banks	FLAC	215,611	215,611	618,713	618,713	31,871	31,871
Bank’s customer’s accounts	FLAC	1,024,446	1,024,446	773,653	773,653	912,678	912,678
Non-controlling interest	FLAC	25,179	25,179	12,508	12,508	–	–
Put option over shares of non-controlling interest	FVTPL	8,273	8,273	8,273	8,273	–	–

Total financial liabilities		10,917,932	10,917,932	12,696,951	12,696,951	15,943,610	15,943,610

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

33.	Financial instruments (continued)

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets

•	FVTPL – assets accounted at fair value through profit or loss

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•

Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these receivables. As of December 31, 2012 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

The carrying value of HTM securities as of December 31, 2011 is 934,031 (2010 – 1,478,303) while their fair value as of December 31, 2011 (net of interest accrued) consisted of 933,518 (2010 – 1,477,315). The Group concluded that no impairment needed to be recorded at December 31, 2011 because the difference between the amortized cost and the current fair value is immaterial (see also Note 29). Long term investments HTM include debt securities carried at amortized cost.

The Group only used fair value to account for its call and put options over unquoted shares of its insignificant subsidiaries and associates (see above). The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2:	Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

Level 3:	Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group used Black-Scholes-Merton option pricing models to determine the values of the above options, which included certain unobservable market inputs, primarily unquoted share price. For that reason, these

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

33.	Financial instruments (continued)

instruments are considered Level 3. No changes to the reasonably possible alternative share prices used in the option-pricing valuation models would change the related fair values significantly. Please, refer to the line “Change in fair value of derivative financial assets” for the effect of changes in the fair values of the related financial instruments on the Group’s consolidated statement of comprehensive income. No gains or losses were recognized in other comprehensive income. A reconciliation of the beginning and closing balances of Level 3 financial instruments including movements is summarized below:

	Call options over shares of subsidiaries and associates	Put option over shares of a non-controlling interest
Balance as of December 31, 2010	8,601	(8,273)
Acquisition of an option for no consideration (recorded through equity)	–	–
Balance as of December 31, 2011	8,601	(8,273)
Re-measurement (recorded through profit and loss)	(8,601)	8,273
Balance as of December 31, 2012	–	–

Most of these options, except for the Dengionline option (see Note 7), which had a fair value at December 31, 2012 of zero, were disposed of as part of disposal of assets classified as held for sale in the 2012 (see Note 8).

34.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The exercise price of the options granted prior to the IPO shall equal U.S.$13.6452 per share. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieves a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170 million for the most recent fiscal year.

On December 21, 2012 the Group granted the options over 2,216,778 shares of the Company to its employees and management, which are expected to vest as follows:

tranche 1 – at time of grant	347,232
tranche 2 – January 1, 2014	776,547
tranche 3 – January 1, 2015	720,117
tranche 4 – January 1, 2016	372,882

The exercise price of the options is U.S.$13.6452 per share. Based on the above, as of December 31, 2012 the Company has a total of 2,216,778 options outstanding, of which 347,232 is vested and 1,869,546 are unvested. Of the shares expected to vest on January 1, 2014, 347,232 will vest upon an initial public offering of the Group.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

34.	Share-based payments (continued)

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2012 was 65,718 (2011 and 2010 – nil).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2012 was 10 years.

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche for the years ended December 31, 2012:

2012
Dividend yield (%)	–
Expected volatility (%)	28-30
Risk free interest rate (%)	0.75-1.09
Expected life of options (years)	5.0-6.5
Share price (U.S.$)	15.84
Grant-date fair value of the options, U.S.$	5.34-5.73

The expected volatility was determined by reference to the historical volatility of peer companies. The share price was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expected term of each option vesting tranche. An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted (Note 4).

35.	Key management personnel compensation

Key management personnel consisted of chief executive officer, chief operating officer, chief financial officer of the Group and its major operating subsidiaries, directors and general counsel as of December 31, 2012, 2011 and 2010. For the year ended December 31, 2012 compensation to key management personnel amounted to 124,164 (2011 – 130,963; 2010 – 120,628) and represents short-term benefits. Remuneration to the directors of the Company is €86,571 (equivalent to 3,458) for the year ended December 31, 2012; €102,112 (equivalent to 4,175) for the year ended December 31, 2011 and 103,402 EUR (equivalent to 4,171) for the year ended December 31, 2010 included into the above amounts.

In addition to cash remuneration in 2012, some key management personnel of the Group were granted options under the employee stock option plan (see Note 34) to acquire 694,073 ordinary shares of the Company at an exercise price of U.S.$13.6452. The corresponding share-based payment expense amounted to RUB 20,576 for the year ended December 31, 2012.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2012

(in thousands of Rubles, except per share data)

36.	Events after the reporting date

Change of subsidiary’s name

On February 21, 2013 the shareholders of the Group authorized the change of the name of one of the Group’s subsidiaries, OOO QIWI Wallet (Russia), to QIWI International Payment Services (QIPS) LLC.

Amendment of the ESOP

In January 2013, the Company’s ESOP was amended and restated to increase the maximum amount of shares reserved for issuance under the Plan to 3,640,000 class B shares, or 7% of the Company entire issued and outstanding share capital as of the date immediately preceding the Company’s initial public offering, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization.

Subsequent investments

As of March 15, 2012 the Group additionally invested 1,517,839 in long term treasury bills of the Ministry of Finance of Russian Federation.

QIWI plc

Interim condensed consolidated statement of financial position

June 30, 2013

(in thousands of Rubles, except per share data)

	Notes	As of December 31, 2012 (audited)	As of June 30, 2013 (unaudited)
Assets		RUB (000)	RUB (000)
Non-current assets
Property and equipment		105,653	104,634
Goodwill and other intangible assets		1,975,930	1,958,601
Long-term debt instruments	22	616,473	759,342
Long-term loans	7, 22	185,384	124,746
Investments in associates	4	100,436	–
Deferred tax assets		101,805	157,392
Other non-current assets		16,377	28,795

Total non-current assets		3,102,058	3,133,510

Current assets
Trade and other receivables	8, 22	3,437,671	2,703,455
Short-term loans	7, 22	324,086	248,284
Short-term debt instruments	22	1,751,119	1,747,358
Prepaid income tax		37,835	59,587
VAT and other taxes receivable		19,511	7,005
Cash and cash equivalents	9, 22	9,943,160	5,417,890
Other current assets	10	93,334	145,864

Total current assets		15,606,716	10,329,443

Total assets		18,708,774	13,462,953

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		904	904
Additional paid-in capital		1,876,104	1,876,104
Other reserve		101,124	222,357
Retained earnings		569,317	619,217
Translation reserve		705	(799)

Total equity attributable to equity holders of the parent		2,548,154	2,717,783
Non-controlling interest		(49,311)	(74,276)

Total equity		2,498,843	2,643,507

Non-current liabilities
Long-term borrowings	11, 22	38,762	64,769
Long-term deferred revenue		43,605	42,881
Deferred tax liabilities		44,065	67,093

Total non-current liabilities		126,432	174,743

Current liabilities
Short-term borrowings	11, 22	26,105	23,599
Trade and other payables	12, 22	14,934,194	9,670,359
Amounts due to customers and amounts due to banks	13, 22	944,549	737,361
Income tax payable		9,558	56,369
VAT and other taxes payable		138,742	132,509
Deferred revenue		30,048	24,324
Other current liabilities		303	182

Total current liabilities		16,083,499	10,644,703

Total equity and liabilities		18,708,774	13,462,953

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

June 30, 2013

(in thousands of Rubles, except per share data)

		Six months ended (unaudited)
	Notes	June 30, 2012	June 30, 2013
		RUB (000)	RUB (000)
Continuing operations
Revenue	14	4,026,575	5,412,158
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	15	2,573,753	3,003,471
Selling, general and administrative expenses	16	766,343	1,144,196
Depreciation and amortization		73,272	52,945

Profit from operations		613,207	1,211,546

Impairment of investment in associates	4	–	(21,540)
Other income		3,564	13,923
Other expenses	17	(27,288)	(5,921)
Change in fair value of derivative financial assets		(328)	–
Foreign exchange gain / (loss), net		6,580	6,833
Share of loss of associates	4	(7,496)	(78,896)
Interest income		13,089	8,534
Interest expense		(2,062)	(11,861)

Profit before tax from continuing operations		599,266	1,122,618
Income tax expense	19	(171,618)	(315,563)

Net profit from continuing operations		427,648	807,055

Discontinued operations
Loss from discontinued operations	5	(285,883)	–

Net profit		141,765	807,055

Attributable to:
Equity holders of the parent		216,072	825,412
Non-controlling interests		(74,307)	(18,357)
Other comprehensive income
Exchange differences on translation of foreign operations		312	(6,010)

Total comprehensive income, net of tax		142,077	801,045

Attributable to:
Equity holders of the parent		216,541	823,908
Non-controlling interests		(74,464)	(22,863)
Earnings per share RUB:
Basic, profit attributable to ordinary equity holders of the parent		4.16	15.87
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		8.47	15.87

Diluted, profit attributable to ordinary equity holders of the parent		4.16	15.85
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		8.47	15.85

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated cash flow statement

June 30, 2013

(in thousands of Rubles, except per share data)

		Six months ended
	Notes	June 30, 2012 (unaudited)	June 30, 2013 (unaudited)
		RUB (000)	RUB (000)
Cash flows from operating activities
Profit before tax from continuing operations		599,266	1,122,618
Loss before tax from discontinued operations	5	(279,429)	–

Profit before tax		319,837	1,122,618
Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization		81,310	52,945
Loss on disposal of property and equipment		290	6,314
Impairment of fixed, intangible and other assets		–	2,657
Impairment of investment in associates		–	21,540
Loss recognized on the remeasurement to fair value		167,333	–
Foreign exchange loss (gain), net		6,150	824
Interest income, net	14	(90,286)	(177,195)
Bad debt expense, net		58,563	124,850
Share of loss of associates	4	15,880	78,896
Share of profit for the period attributable to non-controlling interest and accounted for as a liability		23,780	–
Share-based payments	23	–	116,041
Other		(152)	–

Operating profit before changes in working capital		582,705	1,349,490

Decrease in trade and other receivables		461,786	629,935
(Increase)/decrease in other assets		(1,914)	(66,218)
(Increase)/decrease in inventories		2,168	(1,387)
Decrease in amounts due to customers and amounts due to banks		(752,985)	(207,188)
Decrease in accounts payable and accruals		(3,983,728)	(5,277,082)
Loans issued from banking operations		(181,567)	136,533

Cash used in operations		(3,873,535)	(3,435,917)

Interest received		67,052	290,824
Interest paid		(3,993)	(8,912)
Income tax paid		(121,801)	(323,063)

Net cash flow used in operating activities		(3,932,277)	(3,477,068)

QIWI plc

Interim condensed consolidated cash flow statement (continued)

June 30, 2013

(in thousands of Rubles, except per share data)

		Six months ended
	Notes	June 30, 2012 (unaudited)	June 30, 2013 (unaudited)
		RUB (000)	RUB (000)
Cash flows used in investing activities
Purchase of property and equipment		(23,853)	(29,487)
Proceeds from sale of property and equipment		1,803	–
Purchase of intangible assets		(8,645)	(9,584)
Loans issued		(2,240)	(13,369)
Repayment of loans issued		8,913	9,421
Purchase of debt instruments		(1,109,413)	(1,899,952)
Proceeds from settlement of debt instruments		289,498	1,654,016
Contribution to investments to associates		(2,116)	–
Net cash (outflow) on disposal of subsidiaries		(12,939)	–

Net cash flow used in investing activities		(858,992)	(288,955)

Cash flows used in/generated from financing activities
Proceeds from borrowings		9,019	14,912
Repayment of promissory notes issued		(16,297)	–
Repayment of borrowings		(1,686)	–
Repayment of overdraft facilities, net		(46,540)	–
Contributions to subsidiaries from non-controlling shareholders		9,654	–
Dividends paid to owners of the Group	18.1	(215,696)	(773,719)
Dividends paid to non-controlling shareholders	18.1	(908)	(2,098)
Reimbursement of expenses from the underwriters	18.2	–	72,835
Non-proportional distribution of the reimbursement from the underwriters	18.2	–	(67,643)

Net cash flow used in financing activities		(262,454)	(755,713)

Effect of exchange rate changes on cash and cash equivalents		6,596	(3,534)

Net decrease in cash and cash equivalents		(5,047,127)	(4,525,270)
Cash and cash equivalents at the beginning	9	8,810,441	9,943,160

Cash and cash equivalents at the end	9	3,763,314	5,417,890

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

June 30, 2013

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2012 (audited)		52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

Profit (loss) for the period		–	–	–	–	825,412	–	825,412	(18,357)	807,055
Foreign currency translation		–	–	–	–	–	(1,504)	(1,504)	(4,506)	(6,010)

Total comprehensive income		–	–	–	–	825,412	(1,504)	823,908	(22,863)	801,045

Share-based payments	23	–	–	–	116,041	–	–	116,041	–	116,041
Reimbursement of expenses from the underwriters	18.2	–	–	–	72,835	–	–	72,835	–	72,835
Non-proportional distribution of the reimbursement from the underwriters	18.2	–	–	–	(67,643)	–	–	(67,643)	–	(67,643)
Dividends (14.91 per share)	18.1	–	–	–	–	(775,512)	–	(775,512)	–	(775,512)
Dividends to non-controlling interest	18.1	–	–	–	–	–	–	–	(2,102)	(2,102)

Balance as of June 30, 2013 RUB (unaudited)		52,000,000	904	1,876,104	222,357	619,217	(799)	2,717,783	(74,276)	2,643,507

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

June 30, 2013

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2011 (audited)		15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

Profit (loss) for the period		–	–	–	–	216,072	–	216,072	(74,307)	141,765
Foreign currency translation		–	–	–	–	–	469	469	(157)	312

Total comprehensive income		–	–	–	–	216,072	469	216,541	(74,464)	142,077

Other changes in equity		–	–	–	2,595	–	–	2,595	7,059	9,654
Dividends (4.17 per share)	18.1	–	–	–	–	(216,715)	–	(216,715)	–	(216,715)
Dividends to non-controlling interest	18.1	–	–	–	–	–	–	–	(910)	(910)

Balance as of June 30, 2012 (unaudited)		15,000	890	1,876,104	35,406	525,436	6,484	2,444,320	(155,335)	2,288,985

QIWI plc

Notes to interim condensed consolidated financial statements

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2013 were issued on August 26, 2013.

The Company QIWI plc was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12-14 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

The Group operates electronic online payment systems in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA), United Arabic Emirates (UAE) and other countries, sells electronic payment kiosks and maintains banking activity supporting processing of payments.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent for the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Principles underlying preparation of interim condensed consolidated financial statements

a)	Basis of preparation and accounting policies

The interim condensed consolidated financial statements for the six months ended June 30, 2013 have been prepared in accordance with IAS 34.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2012.

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

b)	Adoption of new and amended IFRS and IFRIC

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012, except for the adoption of the following new and amended IFRS and IFRIC interpretations as of January 1, 2013, none of which had a material impact on the Group’s financial position or results of operations:

Standard	Content of change	Effect
IAS 1 (amended) Presentation of Financial Statements; Clarification of the Requirement for Comparative Information	The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified.	The amendment affected presentation only and had no significant impact on the Group’s financial position or performance.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

b)	Adoption of new and amended IFRS and IFRIC (continued)

Standard	Content of change	Effect
IAS 32 (amended) Financial Instruments: Presentation	The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.	The amendment did not have an impact on the interim condensed consolidated financial statements for the Group, as there is no tax consequences attached to cash or non-cash distribution.

IAS 34 (amended) Interim Financial Reporting and Segment Information on Total Assets and Liabilities	The amendment clarifies the requirement in IAS 34 relating to segment information for total assets and liabilities for each reportable segment the enhance consistency with the requirement in IFRS 8 Operating Segments.	The changes did not have any effect on the Company’s segment presentation, as total assets and liabilities are not presented to CODM.

IAS 19 (revised, IAS 19R) Employee Benefits	Revised IAS 19R includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in other comprehensive income and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as, quantitative sensitivity disclosures.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 7 (amended) Financial Instruments: Disclosures	The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements).	The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

b)	Addition of new and amended IFRS and IFRIC (continued)

Standard	Content of change	Effect
IFRS 10 (amended) Consolidated Financial Statements and IAS 27 (amended) Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including:

(a)    an investor has power over an investee;

(b)    the investor has exposure, or rights, to variable returns from its involvement with the investee; and

(c)    the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 11 (amended) Joint Arrangements and IAS 28 (amended) Investment in Associates and Joint Ventures	IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 12 (amended) Disclosures of Interests in Other Entities	IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.	The Group has not provided any additional disclosures in the interim condensed financial statements. The full disclosures will be included into annual consolidated financial statements for the year 2013.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

b)	Addition of new and amended IFRS and IFRIC (continued)

Standard	Content of change	Effect
IFRS 13 (amended) Fair Value Measurement	IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures.	The application of IFRS 13 has not impacted the fair value measurements carried out by the Group. However, some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Group provides these disclosures in Note 22.

c)	Seasonality of operations

The QIWI Distribution segment, which accounted for 45% (6 months 2012 – 64%) of total revenues in the first six months of 2013, has experienced in the past, and is expected to continue to experience, seasonal fluctuations in the Group’s revenue as a result of consumer spending patterns. Historically revenues have been strongest in the Group’s third and fourth quarters, and weakest in the first quarter. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events.

The quarterly results of the Group’s QIWI Distribution segment may vary and be unrepresentative of the results for the entire year. Because of the significant growth in the Group’s Visa QIWI Wallet segment, the Group is unable to determine yet whether it exhibits any seasonality.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

3.	Consolidated subsidiaries

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2012	As of June 30, 2013
ZAO QIWI-Service (Russia)	Corporate center of the Group	100%	100%
ZAO Ob’edinennya Sistema Momentalnykh Platezhey (Russia)	Operation of electronic payment kiosks	100%	100%
TOO OSMP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
SP OOO OSMP-M (Moldova)	Operation of electronic payment kiosks	51%	51%
RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment kiosks	51%	51%
IT Billion LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%
OOO QIWI Wallet (Russia)	Operation of on-line payments	100%	100%
QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2012	As of June 30, 2013
QIWI International JLT (Dubai, UAE)	Operation of electronic payment kiosks in UAE	50%	50%
QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	49%	49%
Dengionline Ltd (Cyprus)	Aggregation services for on-line electronic payment systems	49%	49%
Blestgroup Enterprises Ltd. (Cyprus)	Sublease of space for electronic payment kiosks	37.5%	37.5%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment kiosks	29.57%	29.57%

On May 15, 2012 the Group acquired 49% of Dengionline Ltd and an option to acquire the remaining 51% from existing shareholders of Dengionline for U.S.$3,000,000 (equivalent of 90,796). The option exercise price is 51% of eight times EBITDA of Dengionline group for the year ended April 1, 2017, and the option can be exercised during the six months starting from May 1, 2017. Based on the estimated exercise price calculated using Dengionline’s forecasted business plan, the option was out-of-the money at the date of acquisition and through the reporting date, and its fair value was immaterial at both dates. The main activities of Dengionline Ltd are aggregation services for on-line electronic payment systems. The table below presents a purchase price allocation.

The value of the identifiable assets and liabilities as of the date of acquisition was:

Net assets acquired	Carrying amount	Fair value
Intangible assets	14,292	95,392
Other non-current liabilities	1,856	1,856
Cash and cash equivalents	155,694	155,694
Accounts receivable	370,651	370,651
Other current assets	4,740	4,740
Deferred tax liabilities	–	(16,785)
Other non-current liabilities	(105,231)	(105,231)
Accounts payable	(654,924)	(654,924)
Short-term borrowings	(19,761)	(19,761)
Other current liabilities	(1,473)	(1,473)

Total identifiable net assets	(234,156)	(169,841)

Company’s share in acquired net assets (49%)	(114,736)	(83,222)

Goodwill arising on acquisition		174,018

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Investment in associates (continued)

Goodwill in the amount of 174,018 relates to potential synergies with the existing operations. The fair value of intangible assets amounting 95,392 are assigned to billing software, client’s database and agreements with payment systems.

The following table presents summarized financial information of the Group’s investment in associates as of June 30, 2013 and December 31, 2012:

	As of December 31, 2012	As of June 30, 2013
	RUB (000)	RUB (000)
Share of the associates’ statement of financial position:
Current assets	346,220	271,256
Non-current assets	163,010	124,418
Current liabilities	(401,416)	(399,982)
Non-current liabilities	(188,784)	(174,551)

Net liabilities	(80,970)	(178,859)

Unrecognized share of losses of associates	8,521	26,381
Impairment of investment in associates	(1,133)	(21,540)
Goodwill	174,018	174,018

Carrying amount of investment in associates	100,436	–

Share of the associates’ revenue and loss for the six months ended June 30, 2013 and 2012:
Revenue	179,645	172,211
Loss	(7,496)	(96,756)

Movements in investments in associates for the six months ended June 30, 2013 and 2012 are presented below:

	Six months ended
	June 30, 2012	June 30, 2013
Investments in associates as of January 1	34,656	100,436
Acquisition of shares in associates – cash consideration	92,916	–
Contribution to associates without a corresponding change in ownership	10,048	–
Reclassification to discontinued operations	(29,816)	–
Share in net losses of associates	(7,496)	(78,896)
Impairment of investment in associates	–	(21,540)
Foreign currency translation	(3,875)	–

Investments in associates as of June 30	96,433	–

As of June 30, 2013 the performance of one of the Group’s associates, Dengionline Ltd, significantly deteriorated. The Company considered this an indicator of impairment, and performed an impairment test to determine the recoverable amount of its investment in Dengionline Ltd.

The recoverable amount of the investment in associate has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period (2013-2020). The discount rate used is 25% and terminal growth rate 2%.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Investment in associates (continued)

The recoverable amount of the investment in associate is most sensitive to the following parameters: cash flow forecasts, terminal growth rate and discount rate.

Based on results of the impairment test, investment in Dengionline Ltd. has been impaired.

5.	Disposals and discontinued operations

As part of restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations (Note 3 and Note 4);

(ii)	Diomachin group (Note 3) – engaged in production of transaction recording devices for payment kiosks classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment kiosks – not included in discontinued operations as insignificant.

All these companies had been disposed by September 30, 2012.

The results of identified companies were re-classified as discontinued operations for the six months ended June 30, 2012. These results are presented below:

		Six months ended June 30, 2012
Revenue		131,145
Operating expenses		(214,088)

Loss from operations		(82,943)

Finance cost, net	14	(6,927)
Other income/(expenses), net		(22,226)
Loss recognized on the remeasurement to fair value		(167,333)

Gain/(loss) before tax		(279,429)
Income tax expense		(6,454)

Gain/(loss) from discontinued operation		(285,883)

Attributable to:
Equity holders of the parent		(223,969)
Non-controlling interests		(61,914)

Earnings per share:
Basic, profit/(loss) for the period from discontinued operations		(4.31)
Diluted, profit/(loss) for the period from discontinued operations		(4.31)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Disposals and discontinued operations (continued)

The net cash flows incurred by discontinued operations are as follows:

Six months ended June 30, 2012
Operating	43,162
Investing	(2,869)
Financing	(37,093)

Net cash outflow	3,200

6.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries and associates representing each segment added together forming the segment revenue, operating expenses, net income. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue, profit from operations and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

QIWI Distribution segment, which includes revenue derived from payment systems offered though the Group’s kiosks and kiosks in Russia and internationally.

Visa QIWI Wallet segment, which includes revenue derived from payments processed through online electronic user accounts and bank prepayment products, including prepaid card business, and revenues derived from QIWI Bank.

Corporate and Other, which includes limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to international companies and subsidiaries.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Operating segments (continued)

The statement of comprehensive income from continuing operations for each segment for the six months ended June 30, 2013, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations
Revenue	3,709,684	3,437,365	53,899	(1,788,790)	5,412,158
External revenue	2,438,777	2,962,146	11,235	–	5,412,158
Intersegment revenue	1,270,907	475,219	42,664	(1,788,790)	–
Direct segment cost	(2,169,884)	(2,177,150)	(2,276)	1,782,057	(2,567,253)
External direct segment costs	(1,674,353)	(892,764)	(136)	–	(2,567,253)
Intersegment direct cost	(495,531)	(1,284,386)	(2,140)	1,782,057	–

Segment net revenue	1,539,800	1,260,215	51,623	(6,733)	2,844,905

Depreciation and amortization	(35,135)	(10,259)	(2,506)	5,882	(42,018)

Segment profit/(loss) from operations	553,578	735,283	120,012	–	1,408,873

Share of loss of associates	(6,322)	–	(72,574)	–	(78,896)
Interest income	7,926	–	4,337	(3,729)	8,534
Interest expense	(15,366)	(97)	(127)	3,729	(11,861)

Segment profit/(loss) before tax	540,693	735,384	43,868	–	1,319,945

Since October 1, 2012 corporate and other include income related to compensation of corporate center services.

The statement of comprehensive income from continuing operations for each segment for the six months ended June 30, 2012, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations
Revenue	3,127,439	1,577,105	82,477	(760,446)	4,026,575
External revenue	2,560,627	1,422,563	43,385	–	4,026,575
Intersegment revenue	566,812	154,542	39,092	(760,446)	–
Direct segment cost	(1,866,537)	(1,075,196)	(33,606)	753,871	(2,221,468)
External direct segment costs	(1,694,705)	(502,233)	(24,530)	–	(2,221,468)
Intersegment direct cost	(171,832)	(572,963)	(9,076)	753,871	–

Segment net revenue	1,260,902	501,909	48,871	(6,575)	1,805,107

Depreciation and amortization	(41,939)	(6,339)	(1,014)	–	(49,292)

Segment profit/(loss) from operations	465,881	201,006	(1,600)	(6,717)	658,570

Share of loss of associates	–	–	(7,496)	–	(7,496)
Interest income	13,546	–	13,724	(14,181)	13,089
Interest expense	(3,974)	–	(1,397)	3,309	(2,062)

Segment profit/(loss) before tax	457,343	202,756	4,523	(17,835)	646,787

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the six months ended June 30, 2013 and 2012 is calculated as follows:

	Six months ended
	June 30, 2012	June 30, 2013
Revenue under IFRS	4,026,575	5,412,158
Cost of revenue (exclusive of depreciation and amortization)	(2,573,753)	(3,003,471)
Difference in timing of expense recognition	(17,020)	–
Payroll and related taxes	369,305	436,218

Total segment net revenue, as presented to CODM	1,805,107	2,844,905

A reconciliation of depreciation and amortization to IFRS depreciation and amortization, as presented to the CODM, for the six months ended June 30, 2013 and 2012, is presented below:

	Six months ended
	June 30, 2012	June 30, 2013
Depreciation and amortization, as presented to CODM	(49,292)	(42,018)
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(23,980)	(10,927)

Depreciation and amortization under IFRS	(73,272)	(52,945)

A reconciliation of segment profit from operations to IFRS consolidated profit from continuing operations of the Group, as presented to the CODM, for the six months ended June 30, 2013 and 2012, is presented below:

	Six months ended
	June 30, 2012	June 30, 2013
Total segment profit from operations, as presented to CODM	658,570	1,408,873
Difference in timing of expense recognition	17,020	–
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(23,980)	(10,927)
Corporate costs allocated to discontinued international operations	(57,239)	–
Effect of software development cost, not capitalized in segment presentation	14,106	–
Offering expenses	–	(70,359)
Share-based payments	–	(116,041)
Other	4,730	–

Consolidated profit from operations under IFRS	613,207	1,211,546

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Operating segments (continued)

A reconciliation of segment profit before tax to IFRS consolidated net profit from continuing operations of the Group, as presented to the CODM, for the six months ended June 30, 2013 and 2012, is presented below:

	Six months ended
	June 30, 2012	June 30, 2013
Total segment net profit before tax, as presented to CODM	646,787	1,319,945
Difference in timing of expense recognition	17,020	–
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(23,980)	(10,927)
Corporate costs allocated to discontinued international operations	(57,239)	–
Effect of software development cost, not capitalized in segment presentation	14,106	–
Offering expenses	–	(70,359)
Share-based payments	–	(116,041)
Other	2,572	–

Consolidated profit before tax from continuing operations under IFRS	599,266	1,122,618

Geographic information

Revenues from external customers are presented below:

	Six months ended
	June 30, 2012	June 30, 2013
Russia	3,567,468	4,576,254
Kazakhstan	353,247	382,211
Other	105,860	453,693

Total revenue per consolidated income statement	4,026,575	5,412,158

Revenue is recognized according to merchants’ place.

The Group does not have any single external customer amounting to 10% or greater of Group’s revenue from continuing operations both in six months ended June 30, 2013 and in six months ended June 30, 2012.

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of December 31, 2012	As of June 30, 2013
Russia	2,066,637	2,042,413
Kazakhstan and other	14,946	20,822

Non-current assets	2,081,583	2,063,235

Non-current assets for this purpose consist of property, plant and equipment and intangible assets.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Long-term and short-term loans

The following table demonstrates due dates of the Group’s loans issued including interest accrued as of June 30, 2013 and December 31, 2012:

	On demand and < 1 month	1-6 months	6-12 months	>1 year	Total
Loans receivable as of December 31, 2012	14,857	72,620	236,609	185,384	509,470

Loans receivable as of June 30, 2013	45,358	109,706	93,220	124,746	373,030

8.	Trade and other receivables

As of June 30, 2013, trade and other receivables consisted of the following:

	Total as of June 30, 2013	Provision for impairment of receivables	Net as of June 30, 2013
	RUB (000)	RUB (000)	RUB (000)
Cash receivable from agents	2,573,552	(394,909)	2,178,643
Deposits issued to merchants	130,835	(5,020)	125,815
Payment processing fees receivable from merchants	219,373	(1,447)	217,926
Receivables for advertising	97,155	(17,832)	79,323
Advances issued to vendors	53,815	(1,741)	52,074
Rent receivables	17,469	(4,833)	12,636
Other receivables	40,827	(3,789)	37,038

Total trade and other receivables	3,133,026	(429,571)	2,703,455

As of December 31, 2012, trade and other receivables consisted of the following:

	Total as of December 31, 2012	Provision for impairment of receivables	Net as of December 31, 2012
Cash receivable from agents	1,418,248	(288,017)	1,130,231
Deposits issued to merchants	1,996,324	(5,296)	1,991,028
Payment processing fees receivable from merchants	171,610	(1,352)	170,258
Receivables for advertising	67,776	(16,361)	51,415
Advances issued to vendors	43,121	(3,026)	40,095
Rent receivables	17,425	(3,701)	13,724
Other receivables	44,724	(3,804)	40,920

Total trade and other receivables	3,759,228	(321,557)	3,437,671

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

8.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of June 30, 2013 are presented below:

	Total	Ageing of receivables (days)
		<30	30-60	60-90	90-180	180-360	>360
As of June 30, 2013
Cash receivable from agents	2,178,643	2,063,942	84,532	17,850	8,651	3,563	105
Payment processing fees receivable from merchants	217,926	138,084	42,102	36,459	1,238	39	4
Receivables for advertising	79,323	47,817	14,693	12,393	4,420	–	–
Rent receivables	12,636	7,329	4,839	397	69	2	–

Total receivables ageing	2,488,528	2,257,172	146,166	67,099	14,378	3,604	109

Trade receivables aged but not impaired as of December 31, 2012 are presented below:

	Total	Ageing of receivables (days)
		<30	30-60	60-90	90-180	180-360	>360
As of December 31, 2012
Cash receivable from agents	1,130,231	1,059,433	22,660	34,923	8,584	1,062	3,569
Payment processing fees receivable from merchants	170,258	156,164	8,709	3,442	1,796	116	31
Receivables for advertising	51,415	37,951	10,153	2,213	1,087	11	–
Rent receivables	13,724	8,133	4,335	986	270	–	–

Total receivables ageing	1,365,628	1,261,681	45,857	41,564	11,737	1,189	3,600

For the six months ended June 30, 2013, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2012	Charge for the period	Write offs	Provision for impairment of receivables as of June 30, 2013
Cash receivable from agents	(288,017)	(113,729)	6,837	(394,909)
Deposits issued to merchants	(5,296)	69	207	(5,020)
Payment processing fees receivable from merchants	(1,352)	(65)	(30)	(1,447)
Receivables for advertising	(16,361)	(1,464)	(7)	(17,832)
Advances issued to vendors	(3,026)	173	1,112	(1,741)
Rent receivables	(3,701)	(785)	(347)	(4,833)
Other receivables	(3,804)	172	(157)	(3,789)

Total provision for impairment of receivables	(321,557)	(115,629)	7,615	(429,571)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

8.	Trade and other receivables (continued)

For the six months ended June 30, 2012, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2011	Charge for the period	Write offs	Provision for impairment of receivables as of June 30, 2012
Cash receivable from agent	(163,465)	(48,846)	5,076	(207,235)
Deposits issued to merchants	(5,204)	(92)	1	(5,295)
Payment processing fees receivable from merchants	(1,087)	(305)	(23)	(1,415)
Receivables for advertising	(13,162)	(3,916)	5	(17,073)
Advances issued to vendors	(1,896)	(3,999)	850	(5,045)
Rent receivables	(3,143)	238	0	(2,905)
Other receivables	(1,231)	(3,055)	1,529	(2,757)

Total provision for impairment of receivables from continuing operations	(189,188)	(59,975)	7,438	(241,725)

Discontinued operations	(54,459)	(9,161)	(334)	(63,954)

Total provision for impairment of receivables	(243,647)	(69,136)	7,104	(305,679)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 18%-24% per annum is accrued on overdrafts granted to some agents.

9.	Cash and cash equivalents

As of June 30, 2013 and December 31, 2012, cash and cash equivalents consisted of the following:

	As of December 31, 2012	As of June 30, 2013
	RUB (000)	RUB (000)
Short-term deposits with Central Bank of Russian Federation (CB RF)	6,658,389	1,785,910
Other short-term bank deposits	2,611,282	3,004,539
RUB denominated cash with banks and on hand	239,969	422,317
Foreign currency denominated cash with banks and on hand	433,520	205,124

Total cash and cash equivalents	9,943,160	5,417,890

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

10.	Other current assets

As of June 30, 2013 and December 31, 2012, other current assets consisted of the following:

	As of December 31, 2012	As of June 30, 2013
	RUB (000)	RUB (000)
Reserves at CB RF*	54,683	81,026
Lease deposit	12,832	23,439
Inventories	22,761	21,491
Other	3,058	19,908

Total other current assets	93,334	145,864

*	Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from April 1, 2011, such mandatory reserves established by the CBR constitute 5.5% for liabilities towards non-residents and 4.0% for liabilities towards residents. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

11.	Borrowings

As of June 30, 2013, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of June 30, 2013
			RUB (000)
Due to non-controlling shareholders of subsidiaries (BYR 40,000,000, U.S.$ 245,532 and € 165,257)	10%	July 2013 – April 2014	22,774
Other Borrowings (U.S.$ 15,500)	10-10.3%	August 2013 – December 2013	825

Total short-term borrowings			23,599

Long-term borrowings	Effective interest rate, %	Maturity	As of June 30, 2013
			RUB (000)
Due to non-controlling shareholders of subsidiaries (U.S.$ 1,602,909)	10-10.5%	August 2014 – January 2016	54,416
Other Borrowings (U.S.$ 253,950)	10%	December 2014	10,353

Total long-term borrowings			64,769

Repayments of long-term and short-term borrowings beginning on July 1, 2013, including interest are as follows:

July 1, 2013 – June 30, 2014	32,237
July 1, 2014 – June 30, 2015	35,472
July 1, 2015 – June 30, 2016	29,923

Total repayment	97,632

Less interest	(9,264)

Total repayment less interest	88,368

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

11.	Borrowings (continued)

As of December 31, 2012, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012
Due to non-controlling shareholders of subsidiaries (BYR 75,000,000, U.S.$245,532 and €119,197)	10%	July, 2013	15,754
Other Borrowings (U.S.$269,450)	10-10.3%	July, 2013 – December, 2013	10,351

Total short-term borrowings			26,105

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012
Due to non-controlling shareholders of subsidiaries (U.S.$1,030,500 and € 95,060)	10-10.5%	February, 2014 – August, 2015	38,762

Total long-term borrowings			38,762

On September 6, 2012 ZAO Ob’edinennya Sistema Momentalnykh Platezhey entered into two short-term overdraft facility agreements with bank VTB for an overdraft up to 400,000 and 500,000 with a commitment fee payable on the total amount of the facility of 0.65% per annum, and interest payable on amounts drawn and outstanding at 10.3% and 10.2%, respectively. The 400,000 credit facility is available for 335 days and to be settled within 365 days. The 500,000 credit facility was available until January 5, 2013 and was settled on January 17, 2013. Interest on the outstanding 400,000 credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The 500,000 agreement also provided for a limitation on payment of dividends by OSMP. The overdraft facilities are guaranteed by the CEO of the Group. As of June 30, 2013, the credit facilities were fully repaid.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

12.	Trade and other payables

As of June 30, 2013 and December 31, 2012, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2012	As of June 30, 2013
	RUB (000)	RUB (000)
Payables to merchants	4,262,529	4,997,602
Deposits received from agents	7,599,407	1,397,067
Deposits received from individual customers	2,256,927	2,411,245
Payment processing fees payable to agents	483,384	490,317
Accrued expenses	192,580	170,157
Payables to vendors	92,014	136,237
Payables for rent	16,031	8,096
Payables to employees	2,225	55,443
Other advances received	29,097	4,195

Total trade and other payables	14,934,194	9,670,359

13.	Amounts due to customers and amounts due to banks

As of June 30, 2013 and December 31, 2012, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2012	As of June 30, 2013
	RUB (000)	RUB (000)
Due to banks	31,871	14,070
Due to customers: individuals	379,996	324,354
Due to customers: legal entities	532,682	398,937

Total amounts due to customers and amounts due to banks	944,549	737,361

Amounts due to customers and amounts due to banks do not bear interests and are due on demand.

14.	Revenue

	Six months, ended
	June 30, 2012	June 30, 2013
	RUB (000)	RUB (000)
Payment processing fees	3,491,957	4,602,179
Revenue from advertising	159,153	267,183
Interest revenue from agent’s overdrafts	106,442	119,811
Interest revenue	86,186	180,522
Revenue from rent of space for kiosks	44,619	33,351
Cash and settlement services	72,703	176,178
Other revenue	65,515	32,934

Total revenue	4,026,575	5,412,158

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

14.	Revenue (continued)

In accordance with terms and conditions of use of QIWI Wallet accounts, the Group charges a fee to its consumers on the balance of unused accounts after certain period of inactivity. Such fees are recorded as revenues in the period a fee is charged to a consumer. The amount of related revenues in the six months ended June 30, 2013 became significant and amounted to 277,323 (in the six months ended June 30, 2012, it was 58,687).

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

		Six months, ended
		June 30, 2012	June 30, 2013
		RUB (000)	RUB (000)
Interest income classified as part of revenue		(86,186)	(180,522)
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income		(13,089)	(8,534)
Interest expense		2,062	11,861
Interest expense (income), net from discontinued operations	5	6,927	–

Interest expense (income), net, for the purposes of consolidated cash flow statement		(90,286)	(177,195)

15.	Cost of revenue (exclusive of depreciation and amortization)

	Six months, ended
	June 30, 2012	June 30, 2013
	RUB (000)	RUB (000)
Transaction costs	2,030,936	2,435,972
Compensation to employees and related taxes	369,305	436,218
Advertising commission	22,782	45,047
Cost of rent of space for kiosks	52,020	17,444
Other expenses	98,710	68,790

Total cost of revenue (exclusive of depreciation and amortization)	2,573,753	3,003,471

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

16.	Selling, general and administrative expenses

	Six months, ended
	June 30, 2012	June 30, 2013
	RUB (000)	RUB (000)
Compensation to employees and related taxes	499,420	638,199
Rent of premises and related utility expenses	67,060	79,694
Bad debt expense	49,402	124,850
Office maintenance expenses	47,114	52,138
Telecommunication and internet expenses	24,130	19,750
Travelling and representation expenses	20,486	24,523
Advertising and related expenses	18,324	34,085
Professional fees	6,463	11,677
Other tax expenses	13,343	54,524
Bank services	2,910	4,036
Offering expenses	–	70,359
Other operating expenses	17,691	30,361

Total selling, general and administrative expenses	766,343	1,144,196

17.	Other expenses

	Six months, ended
	June 30, 2012	June 30, 2013
	RUB (000)	RUB (000)
Share of (profit)/loss for the period attributable to non-controlling interest and accounted for as a liability	23,780	–
Other	3,508	5,921

Total other expenses	27,288	5,921

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

18.	Dividends paid and proposed and underwriter’s commission

18.1	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Six months, ended
	June 30, 2012	June 30, 2013
Proposed, declared and approved during the period:
Six months ended June 30, 2013: Final dividend for 2012: 296,000 or 5.69 per share. Interim dividend for 2013: U.S.$ 15,080,000 or U.S.$ 0.29 per share.
(Six months ended June 30, 2012: Final dividend for 2011: U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividends for 2012: 176,328 or 0.003 per share).	216,715	775,512

Paid during the period:
Six months ended June 30, 2013: Final dividend for 2012: 296,000 or 5.69 per share. Interim dividend for 2013: U.S.$ 15,080,000 or U.S.$ 0.29 per share.
(Six months ended June 30, 2012: Final dividend for 2011: U.S.$1,342,316 or U.S.$0.03 per share; interim dividends for 2012: 176,328 or 0.003 per share).	215,696	773,719

Proposed for approval (not recognized as a liability as of June 30):
Six months ended June 30, 2013: Interim dividend for 2013: U.S.$ 16,640,000 or U.S.$ 0.32
(Six months ended June 30, 2012: Interim dividend for Q2 2012: 397,221 or 0.008 per share)	397,221	548,682

Dividends payable as of June 30	–	–

During the six months ended June 30, 2013 SP OOO OSMP-M (Moldova) proposed, declared and paid dividends to non-controlling shareholders in the amount of 2,098 and QIWI Bank proposed and declared dividends to non-controlling shareholders in the amount of 4. Dividends payable as of June 30, 2013 relates to dividends payable by QIWI Bank to non-controlling shareholders in the amount of 11.

During the six months ended June 30, 2012 SP OOO OSMP-M (Moldova) proposed, declared and paid dividends to non-controlling shareholders in the amount of 908 and QIWI Bank proposed and declared dividends to non-controlling shareholders in the amount of 2. Dividends payable as of June 30, 2012 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 3.

	Six months, ended
	June 30, 2012	June 30, 2013
Total amount of dividends payable to shareholders and non-controlling shareholders	3	11

Prior to 2012, the Company distributed dividends in U.S.$, but starting from 2012 it began to pay dividends in Russian rubles.

The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

18.	Dividends paid and proposed and underwriter’s commission (continued)

18.2	IPO expenses

In May 2013 in the initial public offering (IPO) of the Company 13,473,808 shares in the form of American Depositary Share (ADS) were sold by existing shareholders of the Company at the price of U.S. $17 per ADS. The Company received no proceeds from the IPO.

The underwriters agreed to reimburse the Company for a portion of their expenses in connection with the IPO. The Company distributed a portion of this reimbursement to the selling shareholders in the form of a non-proportional distribution of dividends during the six months ended June 30, 2013, and intends to distribute the remainder of the reimbursement to the selling shareholders in the form of a non-proportional distribution of dividends during the six months ended December 31, 2013. Both the expense reimbursement by the underwriters and the non-proportional distribution of dividends to the selling shareholders were recorded through “other reserves” in the statement of shareholders’ equity.

19.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

Starting from January 1, 2013, the Company is a subject to a 12.5% corporate income tax applied to its worldwide income (Prior to that it was 10%). Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is also income tax exempt, and under certain conditions also exempted from the special defence contribution of the Republic of Cyprus.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiaries incorporated in the Kazakhstan are subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Income tax (continued)

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Six months ended
	June 30, 2012	June 30, 2013
	RUB (000)	RUB (000)
Tax expense from continuing operations	(171,618)	(315,563)

including:
Current income tax expense	(186,215)	(347,517)
Deferred tax benefit/(expense)	14,597	31,954

Tax expense from discontinued operations	(6,454)	–

including:
Current income tax expense	(1,001)	–
Deferred tax benefit/(expense)	(5,453)	–

Income tax expense for the year	(178,072)	(315,563)

Theoretical and actual income tax expense is reconciled as follows:

	Six months ended
	June 30, 2012	June 30, 2013
	RUB (000)	RUB (000)
Profit before tax from continuing operations	599,266	1,122,618

Theoretical income tax expenses at the Company’s tax rate of 12.5% (for 2012 – 10%) (Cyprus)	(59,927)	(140,327)

Increase resulting from the tax effect of:
Non-deductible expense and not recognized income	(25,274)	(55,326)
Tax on dividends	(21,691)	(56,555)
Effect of income of subsidiaries taxed at different rates	(52,585)	(57,310)
Unrecognized tax assets	(12,141)	(6,045)

Income tax expense from continuing operations	(171,618)	(315,563)

Six months ended
June 30, 2012
Loss before tax from discontinued operations	(279,429)

Theoretical income tax expenses at the Company’s tax rate of 10% (Cyprus)	27,943

Increase resulting from the tax effect of:
Non-deductible expense	(949)
Tax on dividends	23
Effect of loss of subsidiaries taxed at different rates	18,884
Tax effect of non-deductible loss on re-measurement to fair value	(13,939)
Unrecognized tax assets	(38,416)

Income tax expense from discontinued operations	(6,454)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects.

Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

As of June 30, 2013 management believes that its interpretation of the relevant legislation is appropriate and that the Group’s tax positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional taxes, fines and penalties on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could amount up to 90,000.

Additionally to the mentioned above, the Group identified possible income tax risk in respect of one of its associate, Dengionline Ltd., of which the Group’s share is 49%. The amount of penalties and fines in a Group’s share can reach up to 366,564. The related risk was not assessed as probable and was not accrued by the associate as of June 30, 2013. The Group does not expect this risk to affect the Group’s investment in this associate as of June 30, 2013 because the related investment was written down to zero.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Government regulation of the electronic payment systems, and advertising

In certain jurisdictions where the Group operates, the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems, and advertising (continued)

will be beneficial to the Group’s business. From time to time, the Group may also be subject to investigation by the Russian regulatory authorities, including Anti-Monopoly authorities. The subject of investigation varies and may include alleged violations of the Russian law on advertising, in particular related to consents from our consumers for sending them SMS advertising messages. Historically, the penalties imposed on us as a result of such investigations were insignificant. In addition, we generally dispute them in due course, and expect to be able to resolve such disputes in our favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Anti-Trust Investigation in Kazakhstan

In March 2012, our subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

Cyprus issue

Following the liquidity crisis in Cyprus in the beginning of 2013, Cyprus government and the Eurogroup (together with the International Monetary Fund) reached an agreement on March 25, 2013 on a package of measures intended to restore the viability of the financial sector. Cyprus and the Troika (i.e. the EU, the International Monetary Fund and the European Central Bank) reached an agreement on the final terms of a memorandum of understanding in order to implement the agreement.

The financial assistance that Cyprus will be receiving is up to €10bn and is subject to a bank restructuring program. The memorandum was approved on April 12, 2013 and the first inflow of funds was in May 2013.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Cyprus issue (continued)

The package of measures is aimed to restore the soundness of the Cypriot banking sector, to correct the general government deficit, to increase the efficiency of public spending, to improve the functioning of the public sector and to support competiveness and sustainable and balanced growth.

The Group’s assets domiciled in Cyprus are not significant, and on this basis the directors and management do not anticipate any material impact on the future recovery of the Group’s assets from the resolution of this issue.

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and ten (for office buildings) years. Total lease expense for the year ended June 30, 2013 is for rent of office places 71,920 (6 months 2012 – 59,054) and for kiosk places rent 17,444 (6 months 2012 – 49,035).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of June 30, 2013 are as follows:

Within one year	70,648
After one year but not more than five years	371,496
More than five years	202,679

Pledge of assets

As of June 30, 2013 the Group pledged debt instruments with the carrying amount of 400,000 (2012 – 1,174,700) as collateral for merchants.

21.	Balances and transactions with related parties

The following table sets forth the total amount of transactions into with related parties for the six months ended June 30, 2013 and six months ended June 30, 2012, as well as balances with related parties as of June 30, 2013 and December 31, 2012:

Category of related party	Amounts owed by related parties	Amounts owed to related parties	Cash due to related party customers
As of June 30, 2013
Associates	169,852	(48,903)	(24,801)
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	(12,112)	–
Other operations	–	–	(173,159)
Other related parties	40,776	(743,581)	(23,275)

As of December 31, 2012
Entities with joint control or significant influence over the entity	14	–	–
Associates	157,145	(53,966)	(11,032)
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	(16,700)	–
Other operations	–	–	(232,682)
Other related parties	7,554	(198,423)	(14,475)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Balances and transactions with related parties (continued)

Category of related party	Sales to related parties	Transaction costs to related parties	Operating income and (expenses)	Interest paid/ (received)
Six months ended June 30, 2013
Entities with joint control or significant influence over the entity	8	–	–	–
Associates	51,320	(5)	–	8,534
Key management personnel of the entity or its parent, incl.:
Short-term benefits	–	–	(65,612)	–
Share-based payments	–	–	(43,909)	–
Other related parties	78,906	(13,204)	(4,160)	(2,882)

Six months ended June 30, 2012
Associates	103,603	–	6,553	12,589
Key management personnel of the entity or its parent (short-term benefits)	–	–	(59,451)	–
Other related parties	56,192	–	(30,250)	(1,623)

One of the associates acts as an agent in the project of renting space for kiosks. As of June 30, 2013 the total amount due from a related party of 145,267 (2012 – 152,061) consists of a current receivable of 690 (2012 – 249) and a loan of 144,577 (2012 – 151,812) made by the Group. This represents the amount due for assignment of lease deposit paid by the Group to the lessor. The loan bears interest at a rate of 8% per annum. Its carrying amount was adjusted to reflect a market interest rate of 14%.

Other related parties include group of the companies controlled by one of the shareholders that act as a merchant. Income accrued by the Group from these related parties for the six months ended June 30, 2013 in the amount of 55,066 (2012 – 54,717) represents payment processing fees.

Expenses incurred from these entities by the Group for the six months ended June 30, 2013 in the amount 1,445 (2012 – nil) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Since June 7, 2013 other related parties include group of the companies under common control with one of the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of our top three customers. Income accrued to the Group by these related parties from June 7 to June 30, 2013 amounts to 22,901 and represents payment processing fees. Expenses incurred to these entities by the Group in the amount 11,759 represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Short-term benefits of key management comprise of cash remuneration of the members of the Board of Directors and key management. Cash remuneration of the members of the Board of Directors (each a “Director” and collectively, “Directors”) of the Company amounted to 7,636 for the six months ended June 30, 2013 (2012 – nil). Cash remuneration of the key management of the Group (excluding Directors) amounted to 62,249 for the six months ended June 30, 2013 (2012 – 59,451). In addition to cash remuneration, some key management personnel of the Group were granted options under the employee stock option plan to acquire 626,184 ordinary shares of the Company at an exercise price of U.S.$13.6452. The corresponding share-based payment expense amounted to RUB 35,340 for the six months ended June 30, 2013.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Balances and transactions with related parties (continued)

The above stated balances and transactions have been entered into on terms as agreed between the parties, as described above, are not secured, nor bear interest except that disclosed in Note 11. None of these balances has been impaired.

22.	Financial instruments

The Group’s principal financial instruments comprise loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities such as options over the shares of subsidiaries and associates which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of June 30, 2013 and December 31, 2012, is presented by type of the financial instrument in the table below:

		As of December 31, 2012		As of June 30, 2013
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	9,943,160	9,943,160	5,417,890	5,417,890
Trade and other receivables	LAR	3,437,671	3,437,671	2,703,455	2,703,455
Debt instruments	HTM	2,367,592	2,369,435	2,506,700	2,505,930
Short-term loans	LAR	324,086	324,086	248,284	248,284
Long-term loans	LAR	185,384	185,384	124,746	124,746

Total financial assets		16,257,893	16,259,736	11,001,075	11,000,305

Financial liabilities
Long-term borrowings	FLAC	38,762	38,762	64,769	64,769
Short-term borrowings	FLAC	26,105	26,105	23,599	23,599
Trade and other payables	FLAC	14,934,194	14,934,194	9,670,359	9,670,359
Due to banks	FLAC	31,871	31,871	14,070	14,070
Bank’s customer’s accounts	FLAC	912,678	912,678	723,291	723,291

Total financial liabilities		15,943,610	15,943,610	10,496,088	10,496,088

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets.

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

The following methods and assumptions were used to estimate fair values:

•

Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these receivables. As of June 30, 2013 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

Long term and short-term investments include debt securities carried at amortized cost and mainly consist of treasury bills of Ministry of Finance of Russia and promissory notes of various banks.

The Group only used fair value to account for its call and put options over unquoted shares of its insignificant subsidiaries and associates. The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2:	Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

Level 3:	Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group used Black-Scholes-Merton option pricing models to determine the values of the above options, which included certain unobservable market inputs, primarily unquoted share price. For that reason, these instruments are considered Level 3. No changes to the reasonably possible alternative share prices used in the option-pricing valuation models would change the related fair values significantly.

No gains or losses were recognized in profit or loss or other comprehensive income.

23.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The exercise price of the options granted prior to the IPO shall equal U.S.$13.6452 per share. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieve a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170,000,000 for the last four consecutive fiscal quarters.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Share-based payments (continued)

On December 21, 2012 the Group granted the options over 2,216,778 shares of the Company to its employees and management, which are expected to vest as follows:

Tranche 1 – at time of grant	347,232
Tranche 2 – January 1, 2014**	776,547
Tranche 3 – January 1, 2015	720,117
Tranche 4 – January 1, 2016	372,882

**	Of the shares expected to vest on January 1, 2014, 347,232 vested upon the initial public offering of the Group in May 2013.

The following table illustrates the movements in share-based payment during the six months ended June 30, 2013:

	As of December 31, 2012	Forfeited during the period	As of June 30, 2013
Tranche 1 – at time of grant	347,232	–	347,232
Tranche 2.1 – upon IPO	347,232	–	347,232
Tranche 2.2 – January 1, 2014	429,315	(66,520)	362,795
Tranche 3 – January 1, 2015	720,117	(133,039)	587,078
Tranche 4 – January 1, 2016	372,882	(66,517)	306,365

The exercise price of the options is U.S.$13.6452 per share. Based on the above, as of June 30, 2013 the Company has a total of 1,950,702 options outstanding, of which 694,464 is vested and 1,256,238 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the six months ended June 30, 2013 was 116,041 (June 30, 2012 – 0).

The weighted average remaining contractual life for the share options outstanding as of June 30, 2013 was 9.5 years.

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

Dividend yield (%)	–
Expected volatility (%)	28-30
Risk free interest rate (%)	0.75-1.09
Expected life of options (years)	5.0-6.5
Share price (U.S.$)	15.84
Grant-date fair value of the options, U.S.$	5.34-5.73

The expected volatility was determined by reference to the historical volatility of peer companies. The share price was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expected term of each option vesting tranche. An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

24.	Events after the reporting date

Sale of an associate

On July 4, 2013, the Group’s Board of Directors approved a plan to sell the Company’s 49% stake in one of its associates, Dengionline Ltd. The selling price was determined as U.S.$ 3 million. The Company is in process of searching for a purchaser of the shares of the associate.

Purchase of the equipment

On July 11, 2013 the Group entered into a contract for an acquisition of processing equipment in the amount of U.S.$ 4,112,000 (134,499) with a deferment of payment.

8,197,866 American Depositary Shares

Representing 8,197,866 Class B Shares

PROSPECTUS

Credit Suisse

VTB Capital

William Blair	Aton Group

Prospectus dated                     , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Our memorandum and articles of association provide that, subject to certain limitations, the company may indemnify its directors and officers against any losses or liabilities which he or she may sustain or incur in or about the execution of his or her duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in his or her favor or in which he or she is acquitted.

We have purchased and maintained insurance in relation to our directors and officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Item 7.	Recent Sales of Unregistered Securities

In connection with its conversion to a public limited company in Cyprus, on December 11, 2012 the shareholders of the Company increased its share capital by a way of issuance of 700,000 ordinary shares with a par value of €0.0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26,000, after issuance divided into 52,000,000 ordinary shares with a par value of €0.0005 per share.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits.

Incorporated by reference to the Exhibit Index following page II-5 hereof.

(b)	Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.	Undertakings

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 1 to the Registration Statement on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 24th day of September 2013.

QIWI plc

By:	/s/ Alexander Karavaev
Name:	Alexander Karavaev
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated and on the 24th day of September 2013.

Signature	Title

*	Director and Chief Executive Officer
Name: Sergey Solonin

/s/ Alexander Karavaev	Chief Financial Officer
Name: Alexander Karavaev

*	Principal Accounting Officer
Name: Alla Tsikh

*	Member of the Board of Directors
Name: Andrey Romanenko

*	Member of the Board of Directors
Name: Andrey Muravyev

*	Member of the Board of Directors
Name: Verdi Israelyan

*	Member of the Board of Directors
Name: Alexey Rasskazov

*	Member of the Board of Directors
Name: Boris Kim

*	Member of the Board of Directors
Name: Igor Mikhaylov

*	Member of the Board of Directors
Name: Marcus Rhodes

*	Member of the Board of Directors
Name: Matthew Hammond

*	Member of the Board of Directors
Name: Nilesh Lakhani

*	Member of the Board of Directors
Name: Dmitry Pleskonos

Authorized Representative in the United States

By:	*
Name:	Diana Arias
Title:	Senior Manager Law Debenture Corporation Services Inc.

*By:	/s/ Alexander Karavaev
Name:	Alexander Karavaev
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

4.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)

4.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

4.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

4.4	Form of Voting Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd. (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

4.5**	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc.

5.1**	Opinion of Antis Triantafyllides & Sons LLC regarding the validity of the class B shares being registered

8.1**	Opinion of Antis Triantafyllides & Sons LLC regarding tax matters

10.1	Amended and Restated Employee Stock Option Plan of QIWI Limited (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form S-8, File No. 333-190918, filed on August 30, 2013)

14.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

23.1**	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Antis Triantafyllides & Sons LLC (included in Exhibit 5.1)

23.3**	Consent of J’Son & Partners

23.4**	Consent of Edgar, Dunn & Company

24.1**	Powers of Attorney

*	To be filed by amendment
**	Previously filed